*** Exercise Your *Right* to Vote ***

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to Be Held on March 13, 2012.

THE WALT DISNEY COMPANY

The Walt Disney Company

THE WALT DISNEY COMPANY
SUITE 6100
611 N. BRAND BLVD.
GLENDALE, CA 91203

M40086-TBD

Meeting Information

Meeting Type: Annual
For holders as of: January 13, 2012
Date: March 13, 2012 **Time:** 10:00 AM CDT
Location: The Westin Crown Center
One East Pershing Road
Kansas City, MO 64108

You are receiving this communication because you hold shares in the above named company.

This is not a ballot. You cannot use this notice to vote these shares. This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. You may view the proxy materials online at *www.proxyvote.com* or easily request a paper copy (see reverse side).

We encourage you to access and review all of the important information contained in the proxy materials before voting.

See the reverse side of this notice to obtain proxy materials and voting instructions.

12025240

— Before You Vote —

How to Access the Proxy Materials

Proxy Materials Available to VIEW or RECEIVE:
NOTICE AND PROXY STATEMENT   10-K WRAP

How to View Online:
Have the information that is printed in the box marked by the arrow → XXXX XXXX XXXX (located on the following page) and visit: *www.proxyvote.com.*

How to Request and Receive a PAPER or E-MAIL Copy:
If you want to receive a paper or e-mail copy of these documents, you must request one. There is NO charge for requesting a copy. Please choose one of the following methods to make your request:

1) *BY INTERNET*: www.proxyvote.com
2) *BY TELEPHONE*: 1-800-579-1639
3) *BY E-MAIL**: sendmaterial@proxyvote.com

* If requesting materials by e-mail, please send a blank e-mail with the information that is printed in the box marked by the arrow → XXXX XXXX XXXX (located on the following page) in the subject line.
Requests, instructions and other inquiries sent to this e-mail address will NOT be forwarded to your investment advisor. Please make the request as instructed above on or before February 28, 2012 to facilitate timely delivery.

— How To Vote —

Please Choose One of the Following Voting Methods

Vote In Person: Many shareholder meetings have attendance requirements including, but not limited to, the possession of an attendance ticket issued by the entity holding the meeting. Please check the meeting materials for any special requirements for meeting attendance. At the meeting, you will need to request a ballot to vote these shares.

Vote By Internet: To vote now by Internet, go to *www.proxyvote.com.* Have the information that is printed in the box marked by the arrow → XXXX XXXX XXXX available and follow the instructions.

Vote By Mail: You can vote by mail by requesting a paper copy of the materials, which will include a proxy card.

M40087-TBD

Voting Items

The Board of Directors recommends you vote FOR the following proposals:

1. **Election of Directors**
   - 1a. Susan E. Arnold
   - 1b. John S. Chen
   - 1c. Judith L. Estrin
   - 1d. Robert A. Iger
   - 1e. Fred H. Langhammer
   - 1f. Aylwin B. Lewis
   - 1g. Monica C. Lozano
   - 1h. Robert W. Matschullat
   - 1i. Sheryl K. Sandberg
   - 1j. Orin C. Smith

2. **To ratify the appointment of PricewaterhouseCoopers LLP as the Company's registered public accountants for 2012.**

3. **To approve an amendment to the 2011 Stock Incentive Plan.**

4. **To approve the advisory resolution on executive compensation.**

M40088-TBD

The Walt Disney Company

THE WALT DISNEY COMPANY
SUITE 6100
611 N. BRAND BLVD.
GLENDALE, CA 91203

Vote 24 Hours a Day, 7 Days a Week by Internet, Telephone or Mail.

VOTE BY INTERNET - www.proxyvote.com
Use the Internet to transmit your voting instructions and for electronic delivery of information. See reverse side for specific deadlines. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future notices of availability of proxy materials or proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions. See reverse side for specific deadlines. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

If you vote your proxy by Internet or by telephone, please do NOT mail back the proxy card. You can access, view and download this year's Annual Report and Proxy Statement at www.proxyvote.com.

***Note: To vote accounts separately, please call 1-866-412-8382.**

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

M40074-TBD KEEP THIS PORTION FOR YOUR RECORDS

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED. DETACH AND RETURN THIS PORTION ONLY

THE WALT DISNEY COMPANY

The Board of Directors recommends you vote FOR the following proposals:

		For	Against	Abstain
1.	**Election of Directors**			
1a.	Susan E. Arnold	☐	☐	☐
1b.	John S. Chen	☐	☐	☐
1c.	Judith L. Estrin	☐	☐	☐
1d.	Robert A. Iger	☐	☐	☐
1e.	Fred H. Langhammer	☐	☐	☐
1f.	Aylwin B. Lewis	☐	☐	☐
1g.	Monica C. Lozano	☐	☐	☐
1h.	Robert W. Matschullat	☐	☐	☐
1i.	Sheryl K. Sandberg	☐	☐	☐
1j.	Orin C. Smith	☐	☐	☐

		For	Against	Abstain
2.	**To ratify the appointment of PricewaterhouseCoopers LLP as the Company's registered public accountants for 2012.**	☐	☐	☐
3.	**To approve an amendment to the 2011 Stock Incentive Plan.**	☐	☐	☐
4.	**To approve the advisory resolution on executive compensation.**	☐	☐	☐

NOTE: Please sign as name appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such.

	Yes	No
HOUSEHOLDING ELECTION - Please indicate if you consent to receive certain future investor communications in a single package per household.	☐	☐

Signature [PLEASE SIGN WITHIN BOX] Date

Signature (Joint Owners) Date

The Walt Disney Company

If you plan to attend the meeting on March 13, 2012, you must request an admission ticket in advance following the instructions set forth in the Proxy Statement. Tickets will be issued to registered and beneficial owners and to one guest accompanying each registered or beneficial owner.

Requests for admission tickets will be processed in the order in which they are received and must be requested no later than March 8, 2012. Please note that seating is limited and requests for tickets will be accepted on a first-come, first-served basis. On the day of the meeting, each shareholder will be required to present a valid picture identification such as a driver's license or passport with their admission ticket. Seating will begin at 9:00 a.m., and the meeting will begin at 10:00 a.m. Cameras (including cell phones with photographic capabilities), recording devices and other electronic devices will not be permitted at the meeting.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting:
The Notice and Proxy Statement and 10-K Wrap are available at www.proxyvote.com.

If you wish to change your address, please visit www.disneyshareholder.com, or call Disney Shareholder Services Department at 1-818-553-7200.

M40075-TBD

The Walt Disney Company

Annual Meeting of Shareholders – To Be Held March 13, 2012

THE BOARD OF DIRECTORS SOLICITS THIS PROXY

The undersigned hereby appoint(s) JAMES A. RASULO, ALAN N. BRAVERMAN and ROGER J. PATTERSON, and each of them, attorney, agent and proxy of the undersigned, with full power of substitution, to vote all shares of common stock of The Walt Disney Company that the undersigned would be entitled to cast if personally present at the 2012 Annual Meeting of Shareholders of the Company, and at any postponement or adjournment thereof.

IF YOU ARE A SHAREHOLDER OF RECORD, THIS PROXY WILL BE VOTED AS SPECIFIED BY THE UNDERSIGNED ON THE REVERSE SIDE. IF NO CHOICE IS SPECIFIED, THE PROXY WILL BE VOTED AS TO ALL SHARES OF THE UNDERSIGNED **FOR** THE ELECTION OF ALL NOMINEES FOR DIRECTOR LISTED ON THE REVERSE SIDE; **FOR** PROPOSALS 2, 3, 4; AND ACCORDING TO THE DISCRETION OF THE PROXY HOLDERS ON ANY OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE MEETING OR ANY POSTPONEMENT OR ADJOURNMENT THEREOF. VOTING INSTRUCTIONS MUST BE RECEIVED BY 11:59 P.M. EASTERN TIME ON **MARCH 12, 2012.**

If you hold shares in any 401(k) savings plan of the Company (the "Plans"), then this proxy card, when signed and returned, or your telephone or Internet proxy, will constitute voting instructions on all matters properly coming before the Annual Meeting and at any adjournments or postponements thereof in accordance with the instructions given herein to the trustee for shares held in any of the Plans. Shares in each of the Plans for which voting instructions are not received by 11:59 p.m. Eastern Time on **March 8, 2012**, or if no choice is specified, will be voted by an independent fiduciary. **Your voting instructions will be kept confidential by the trustee.**

Please date and sign exactly as your name appears on the form and mail the proxy promptly. When signing as an attorney, executor, administrator, trustee or guardian, please give your full title as such. If shares are held jointly, both owners must sign.

(Continued and to be marked, dated and signed on the other side)

The Walt Disney Company

January 20, 2012

Dear Fellow Shareholder,

I am pleased to invite you to our 2012 Annual Meeting of shareholders, which will be held on Tuesday, March 13, 2012, at 10 a.m. at The Westin Crown Center in Kansas City, Missouri.

At the meeting, we will be electing 10 members of our Board of Directors. We will also be considering ratification of the selection of PricewaterhouseCoopers LLP as our independent registered public accountants, an amendment to our stock incentive plan and an advisory vote on executive compensation.

You may vote your shares using the Internet or the telephone by following the instructions on page 69 of the proxy statement. Of course, you may also vote by returning a proxy card or voting instruction form if you received a paper copy of this proxy statement.

If you wish to attend the meeting in person, you will need to request an admission ticket in advance. You can request a ticket by following the instructions set forth on page 70 of the proxy statement. If you cannot attend the meeting, you can still listen to the meeting, which will be webcast and available on our Investor Relations website.

Thank you very much for your continued interest in The Walt Disney Company.

Sincerely,

Robert A. Iger

Robert A. Iger
President and Chief Executive Officer

The Walt Disney Company Notice of 2012 Annual Meeting and Proxy Statement
500 South Buena Vista Street
Burbank, California 91521
January 20, 2012

Notice of Meeting

The 2012 Annual Meeting of shareholders of The Walt Disney Company will be held at The Westin Crown Center, One East Pershing Road, Kansas City, Missouri on Tuesday, March 13, 2012, beginning at 10:00 a.m. The items of business are:

1. Election of the 10 nominees named in the proxy statement as Directors, each for a term of one year.

2. Ratification of the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accountants for fiscal 2012.

3. Approval of an amendment to the Company's 2011 Stock Incentive Plan.

4. Consideration of an advisory vote on executive compensation.

Shareholders of record of Disney common stock (NYSE: DIS) at the close of business on January 13, 2012, are entitled to vote at the meeting and any postponements or adjournments of the meeting. A list of these shareholders is available at the offices of the Company in Burbank, California.

Alan N. Braverman
Senior Executive Vice President, General Counsel
and Secretary

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to be Held on March 13, 2012

The proxy statement and annual report to shareholders and the means to vote by Internet are available at *www.ProxyVote.com.*

Your Vote is Important

Please vote as promptly as possible
by using the Internet or telephone or
by signing, dating and returning the Proxy Card
mailed to those who receive paper copies of this proxy statement

If you plan to attend the meeting, you must request an admission ticket in advance following the instructions set forth on page 70 of this proxy statement. Tickets will be issued to registered and beneficial owners and to one guest accompanying each registered or beneficial owner.

Requests for admission tickets will be processed in the order in which they are received and must be requested no later than March 8, 2012. Please note that seating is limited and requests for tickets will be accepted on a first-come, first-served basis. On the day of the meeting, each shareholder will be required to present a valid picture identification such as a driver's license or passport with their admission ticket. Seating will begin at 9:00 a.m. and the meeting will begin at 10:00 a.m. Cameras (including cell phones with photographic capabilities), recording devices and other electronic devices will not be permitted at the meeting.

The Walt Disney Company Notice of 2012 Annual Meeting and Proxy Statement

Table of Contents

Introduction

This proxy statement contains information relating to the annual meeting of shareholders of The Walt Disney Company to be held on Tuesday, March 13, 2012, beginning at 10:00 a.m. local time, at The Westin Crown Center, One East Pershing Road, Kansas City, Missouri. On or about January 20, 2012, we began mailing a notice containing instructions on how to access this proxy statement and our annual report online and we began mailing a full set of the proxy materials to shareholders who had previously requested delivery of the materials in paper copy. For information on how to vote your shares, see the instructions included on the proxy card or instruction form and under "*Information About Voting and the Meeting*" on page 69.

Corporate Governance and Board Matters

There are currently 11 members of the Board of Directors:

Susan E. Arnold	Monica C. Lozano
John S. Chen	Robert W. Matschullat
Judith L. Estrin	John E. Pepper, Jr.
Robert A. Iger	Sheryl K. Sandberg
Fred H. Langhammer	Orin C. Smith
Aylwin B. Lewis	

The Board met five times during fiscal 2011. Each current Director attended at least 75% of all of the meetings of the Board and Committees on which he or she served and attended the Company's 2011 annual shareholders meeting. Under the Company's *Corporate Governance Guidelines*, each Director is expected to dedicate sufficient time, energy and attention to ensure the diligent performance of his or her duties, including by attending annual and special meetings of the shareholders of the Company, the Board and Committees of which he or she is a member.

Corporate Governance Guidelines and Code of Ethics

The Board of Directors has adopted *Corporate Governance Guidelines*, which set forth a flexible framework within which the Board, assisted by its Committees, directs the affairs of the Company. The *Guidelines* address, among other things, the composition and functions of the Board of Directors, director independence, stock ownership by and compensation of Directors, management succession and review, Board Committees and selection of new Directors.

The Company has *Standards of Business Conduct*, which are applicable to all employees of the Company, including the principal executive officer, the principal financial officer and the principal accounting officer. The Board has a separate *Code of Business Conduct and Ethics for Directors*, which contains provisions specifically applicable to Directors.

The *Corporate Governance Guidelines*, the *Standards of Business Conduct* and the *Code of Business Conduct and Ethics for Directors* are available on the Company's Investor Relations website under the "Corporate Governance" heading at *www.disney.com/investors* and in print to any shareholder who requests them from the Company's Secretary. If the Company amends or waives the *Code of Business Conduct and Ethics for Directors*, or the *Standards of Business Conduct* with respect to the chief executive officer, principal financial officer or principal accounting officer, it will post the amendment or waiver at the same location on its website.

Board Leadership

John Pepper became non-executive Chairman of the Board effective January 1, 2007. The role of the Chairman of the Board has been, among other things: to create and maintain an effective working relationship with the Chief Executive Officer and other members of management and with the other members of the Board; to provide the Chief Executive Officer ongoing direction as to Board needs, interests and opinions; and to assure that the Board agenda is appropriately directed to the matters of greatest importance to the Company.

The Company's *Corporate Governance Guidelines* specify that the Chairman of the Board will be an independent Director, unless the Board determines that a different structure would better serve the best interests of the shareholders, in which case, the Board will disclose in the Company's proxy statement the reasons for a different arrangement and appoint an independent director as lead director with duties and responsibilities detailed in the *Corporate Governance Guidelines*. For the reasons that follow, the Board has determined that in view of the unique set of circumstances that now exist at the Company a different structure would better serve the interests of shareholders at this time.

In weighing how to structure the Chairman's role, the Board took into account the coincidence of two developments: (a) the decision by Mr. Pepper to step down from the Board at the next annual shareholder meeting, and (b) the fact that Mr. Iger would be nearing the end of his existing employment agreement at that time coupled with the Board's conclusion that securing Mr. Iger's leadership and skills for a period of almost five years, through mid-2016, would be of critical value and importance to the Company. The Board also believed that there would be tremendous value in planning for the appointment of a new chief executive officer towards the latter part of that period while continuing to get the benefit of Mr. Iger's skill and experience as an executive of the Company to aid in the transition for the duration of his contract. Lastly the Board concluded that naming Mr. Iger as Mr. Pepper's successor as an executive Chair through the expiration of Mr. Iger's contract would further these and serve a number of important other objectives: it would add a substantial strategic perspective to the Chair position, provide important continuity to Board leadership and best position Mr. Iger to accomplish the transition with the new chief executive officer as outlined above. In making this judgment, the Board took into account its evaluation of Mr. Iger's performance as chief executive officer and president, his very positive relationships with the other members of the Board of Directors and the strategic vision and perspective he would bring to the Chair position. The Board was uniformly of the view that Mr. Iger would provide excellent leadership of the Board in the performance of its duties.

At the same time, the Board committed to the appointment of an independent Lead Director, thus embracing a structure that would continue to assure the appropriate independent exercise of judgment by the Board, and adopted amendments to the Company's *Corporate Governance Guidelines* to add to the already existing responsibilities of the independent lead director. As amended, the duties of the independent lead director are as follows:

- Preside at all meetings of the Board of Directors at which the Chairman is not present, including executive sessions of non-management or independent directors;
- Call meetings of the independent or non-management Directors;
- Serve as liaison between the Chairman and the independent and non-management Directors;
- Approve information sent to the Board of Directors;
- Approve meeting agendas for the Board of Directors, including assurance that there is sufficient time for discussion of all agenda items;
- Organize and lead the Board's evaluation of the Chief Executive Officer;
- Be responsible for leading the Board's annual self-assessment;
- Be available for consultation and direct communication upon the reasonable request of major shareholders;
- Advise Committee Chairs with respect to agendas and information needs relating to Committee meetings;

- Provide advice with respect to the selection of Committee Chairs; and
- Perform such other duties as the Board may from time to time delegate to assist the Board in the fulfillment of its responsibilities.

Taking all of this into account, the Board concluded that extending Mr. Iger's employment contract now and naming him as Chairman of the Board upon Mr. Pepper's retirement would put in place an effective plan for the future transition of leadership that would best serve the interest of the Company and its shareholders.

Committees

The Board of Directors has four standing committees: Audit, Governance and Nominating, Compensation and Executive. Information regarding these committees is provided below. The charters of the Audit, Governance and Nominating and Compensation Committees are available on the Company's Investor Relations website under the "Corporate Governance" heading at *www.disney.com/investors* and in print to any shareholder who requests them from the Company's Secretary.

The members of the **Audit Committee** are:

Monica C. Lozano
Robert W. Matschullat
John E. Pepper, Jr.
Orin C. Smith (Chair)

The functions of the Audit Committee are described below under the heading *"Audit Committee Report."* The Audit Committee met six times during fiscal 2011. All of the members of the Audit Committee are independent within the meaning of SEC regulations, the listing standards of the New York Stock Exchange and the Company's *Corporate Governance Guidelines*. The Board has determined that Mr. Smith, the chair of the Committee, and Mr. Matschullat and Mr. Pepper are qualified as audit committee financial experts within the meaning of SEC regulations, and that they have accounting and related financial management expertise within the meaning of the listing standards of the New York Stock Exchange, and that Ms. Lozano is financially literate within the meaning of the listing standards of the New York Stock Exchange.

The members of the **Governance and Nominating Committee** are:

Judith L. Estrin
Aylwin B. Lewis (Chair)
Robert W. Matschullat
John E. Pepper, Jr.
Sheryl K. Sandberg

The Governance and Nominating Committee is responsible for developing and implementing policies and practices relating to corporate governance, including reviewing and monitoring implementation of the Company's *Corporate Governance Guidelines*. In addition, the Committee assists the Board in developing criteria for open Board positions, reviews background information on potential candidates and makes recommendations to the Board regarding such candidates. The Committee also reviews and approves transactions between the Company and Directors, officers, 5% stockholders and their affiliates under the Company's Related Person Transaction Approval Policy, supervises the Board's annual review of Director independence and the Board's annual self-evaluation, makes recommendations to the Board with respect to compensation of non-executive members of the Board of Directors, makes recommendations to the Board with respect to Committee assignments and oversees the Board's director education practices. The Committee met four times during fiscal 2011. All of the members of the Governance and Nominating Committee are independent within the meaning of the listing standards of the New York Stock Exchange and the Company's *Corporate Governance Guidelines*.

The members of the **Compensation Committee** are:

Susan E. Arnold
John S. Chen
Fred H. Langhammer (Chair)
Aylwin B. Lewis
John E. Pepper, Jr.

The Compensation Committee is responsible for reviewing and approving corporate goals and objectives relevant to the compensation of the Company's chief executive officer, evaluating the performance of the chief executive officer and, either as a committee or together with the other independent members of the Board, determining and approving the compensation level for the chief executive officer. The Committee is also responsible for making recommendations to the Board regarding the compensation of other executive officers and certain compensation plans, and the Board has also delegated to the Committee the responsibility for approving these arrangements. Additional information on the roles and responsibilities of the Compensation Committee is provided under the heading *"Compensation Discussion and Analysis,"* below. In fiscal 2011, the Compensation Committee met nine times. All of the members of the Committee are independent within the meaning of the listing standards of the New York Stock Exchange and the Company's *Corporate Governance Guidelines.*

The members of the **Executive Committee** are:

Robert A. Iger
John E. Pepper, Jr. (Chair)

The Executive Committee serves primarily as a means for taking action requiring Board approval between regularly scheduled meetings of the Board. The Executive Committee is authorized to act for the full Board on matters other than those specifically reserved by Delaware law to the Board. In practice, the Committee's actions are generally limited to matters such as the authorization of transactions including corporate credit facilities and borrowings. In fiscal 2011, the Executive Committee held no meetings.

The Board's Role in Risk Oversight

As noted in the Company's *Corporate Governance Guidelines* the Board, acting directly or through Committees, is responsible for "assessing major risk factors relating to the Company and its performance" and "reviewing measures to address and mitigate such risks." In discharging this responsibility, the Board, either directly or through its committees, assesses both the risks that inhere in the key economic and market assumptions that underpin the Company's business plans and growth strategies and significant operational risks related to the conduct of the Company's day-to-day operations.

Risks that relate to the market and economic assumptions that underpin each business unit's growth plans are specifically addressed in connection with the Board's annual review of the Company's five-year plan. The Board also has the opportunity to address such risks at each Board meeting in connection with its regular review of significant business and financial developments. The Board reviews risks arising out of specific significant transactions when these transactions are presented to the Board for review or approval.

Significant operational risks that relate to on-going business operations are the subject of regularly scheduled reports to either the full Board or one of its Committees. The Board has established a process to determine on an annual basis whether these reports appropriately cover the significant risks that the Company may then be facing.

Each of the Board's committees addresses risks that fall within the committee's areas of responsibility. For example, the Audit Committee reviews periodically the audit plan of management audit, the international labor standards compliance program, the Company's information technology risks and mitigation strategies, the tax function, treasury operations (including insurance) and the ethical standards program. In addition, the Audit Committee receives regular reports from: corporate controllership and the outside auditor on financial reporting matters; management audit about significant findings; and the general counsel regarding legal and regulatory risks. The Audit Committee reserves time at each meeting for private sessions with the chief financial officer, general counsel, head of management audit and outside auditors.

The Compensation Committee addresses risks arising out of the Company's executive compensation programs as described at page 23, below.

The Chairman of the Board has promoted, and a lead independent director will when appointed promote, effective communication and consideration of matters presenting significant risks to the Company through his or her role in approving the Board's meeting agendas, advising committee chairs and communicating between independent directors and the chief executive officer.

Director Independence

The provisions of the Company's *Corporate Governance Guidelines* regarding Director independence meet and in some areas exceed the listing standards of the New York Stock Exchange. These provisions are included in the Company's *Corporate Governance Guidelines*, which are available on the Company's Investor Relations website under the "Corporate Governance" heading at *www.disney.com/investors*.

Pursuant to the *Guidelines*, the Board undertook its annual review of Director independence in November 2011. During this review, the Board considered transactions and relationships between each Director or any member of his or her immediate family and the Company and its subsidiaries and affiliates. The Board also considered whether there were any transactions or relationships between Directors or any member of their immediate family (or any entity of which a Director or an immediate family member is an executive officer, general partner or significant equity holder) and members of the Company's senior management or their affiliates. As provided in the *Guidelines*, the purpose of this review was to determine whether any such relationships or transactions existed that were inconsistent with a determination that the Director is independent.

As a result of this review, the Board affirmatively determined that all of the Directors nominated for election at the 2012 Annual Meeting are independent of the Company and its management under the standards set forth in the *Corporate Governance Guidelines*, with the exception of Mr. Iger. Mr. Iger is considered an inside Director because of his employment as a senior executive of the Company. With respect to directors who served during the fiscal year but have not been nominated for election at the 2012 Annual Meeting, the Board also determined that Mr. Pepper is independent and had previously determined that Mr. Bryson and Mr. Jobs were not independent Directors. The Board determined that Mr. Bryson was not an independent director as a result of past relationships between the Company, Lifetime Entertainment Television and Mr. Bryson's wife. Until the end of fiscal year 2009, Lifetime was a joint venture that was 50% owned by the Company. Late in fiscal year 2009, Lifetime was merged into A&E Television Networks, a joint venture that is 42% owned by the Company. Ms. Bryson was an executive officer of Lifetime until 2008 and a consultant to Lifetime through April 2009. In addition, Lifetime acquired programming from and sold advertising time to Company subsidiaries while Ms. Bryson was affiliated with Lifetime in an aggregate amount that exceeded 2% of Lifetime's total revenues during the applicable fiscal years. Although the relationship between the Company, Lifetime and Ms. Bryson may not mandate disqualification from independence under the Company's *Guidelines*, the Board determined that the relationship was sufficient to deem Mr. Bryson non-independent while he served as a Director. Mr. Jobs was considered a non-independent outside director because, during fiscal 2006, the Company acquired Pixar, of which Mr. Jobs was chairman and chief executive officer and the beneficial owner of 50.6% of the issued and outstanding equity.

In determining the independence of each Director, the Board considered the following relationships, which it determined were immaterial to the Directors' independence. The Board considered that the Company and its subsidiaries in the ordinary course of business have, during the last three years, sold products and services to and/or purchased products and services from companies at which some of our Directors or their immediate family members were officers or employees during fiscal 2011. In each case, the amount paid to or received from these companies in each of the last three years did not approach the 2% of total revenue threshold in the *Guidelines.* The Board also considered employment relationships with immediate family members of Directors that involved compensation of less than the threshold of $120,000 in the Company's *Guidelines.* The Board determined that none of the relationships it considered impaired the independence of the Directors.

Director Selection Process

Working closely with the full Board, the Governance and Nominating Committee develops criteria for open Board positions, taking into account such factors as it deems appropriate, which may include: the current composition of the Board; the range of talents, experiences and skills that would best complement those already represented on the Board; the balance of management and independent Directors; and the need for financial or other specialized expertise. Applying these criteria, the Committee considers candidates for Board membership suggested by its members and other Board members, as well as management and shareholders. The Committee retains a third-party executive search firm to identify and review candidates upon request of the Committee from time to time.

Once the Committee has identified a prospective nominee — including prospective nominees recommended by shareholders — it makes an initial determination as to whether to conduct a full evaluation. In making this determination, the Committee takes into account the information provided to the Committee with the recommendation of the candidate, as well as the Committee's own knowledge and information obtained through inquiries to third parties to the extent the Committee deems appropriate. The preliminary determination is based primarily on the need for additional Board members and the likelihood that the prospective nominee can satisfy the criteria that the Committee has established. If the Committee determines, in consultation with the Chairman of the Board and other Directors as appropriate, that additional consideration is warranted, it may request the third-party search firm to gather additional information about the prospective nominee's background and experience and to report its findings to the Committee. The Committee then evaluates the prospective nominee against the specific criteria that it has established for the position, as well as the standards and qualifications set out in the Company's *Corporate Governance Guidelines*, including:

- the ability of the prospective nominee to represent the interests of the shareholders of the Company;
- the prospective nominee's standards of integrity, commitment and independence of thought and judgment;
- the prospective nominee's ability to dedicate sufficient time, energy and attention to the diligent performance of his or her duties, including the prospective nominee's service on other public company boards, as specifically set out in the Company's *Corporate Governance Guidelines*;
- the extent to which the prospective nominee contributes to the range of talent, skill and expertise appropriate for the Board;
- the extent to which the prospective nominee helps the Board reflect the diversity of the Company's shareholders, employees, customers and guests and the communities in which it operates; and
- the willingness of the prospective nominee to meet the minimum equity interest holding guideline set out in the Company's *Corporate Governance Guidelines.*

If the Committee decides, on the basis of its preliminary review, to proceed with further consideration, members of the Committee, as well as other members of the Board as appropriate, interview the nominee. After completing this evaluation and interview, the Committee makes a recommendation to the full Board, which makes the final determination whether to nominate or appoint the new Director after considering the Committee's report.

In selecting nominees for Director, the Board seeks to achieve a mix of members who together bring experience and personal backgrounds relevant to the Company's strategic priorities and the scope and complexity of the Company's business. In light of the Company's current priorities, the Board seeks experience relevant to managing the creation of high-quality branded entertainment products and services, addressing the impact of rapidly changing technology and expanding business outside of the United States. The Board also seeks experience in large, diversified enterprises and demonstrated ability to manage complex issues that involve a balance of risk and reward and seeks directors who have expertise in specific areas such as consumer and cultural trends, business innovation, growth strategies and financial oversight. The background information on current nominees beginning on page 54 sets out how each of the current nominees contributes to the mix of experience and qualifications the Board seeks.

In making its recommendations with respect to the nomination for re-election of existing Directors at the annual shareholders meeting, the Committee assesses the composition of the Board at the time and considers the extent to which the Board continues to reflect the criteria set forth above.

A shareholder who wishes to recommend a prospective nominee for the Board should notify the Company's Secretary or any member of the Governance and Nominating Committee in writing with whatever supporting material the shareholder considers appropriate. The Governance and Nominating Committee will also consider whether to nominate any person nominated by a shareholder pursuant to the provisions of the Company's Bylaws relating to shareholder nominations as described in *"Shareholder Communications"* below.

Board Compensation

Under the Company's *Corporate Governance Guidelines,* non-employee Director compensation is determined annually by the Board of Directors acting upon the recommendation of the Governance and Nominating Committee. In formulating its recommendation, the Governance and Nominating Committee receives input from the third-party compensation consultant retained by the Compensation Committee regarding market practices for director compensation. Directors who are also employees of the Company receive no additional compensation for service as a Director. During fiscal 2011, annual compensation for non-employee Directors was as follows:

Annual Board retainer	$ 80,000
Annual committee retainer[1]	$ 10,000
Annual committee chair retainer[2]	$ 15,000
Annual deferred stock unit grant	$140,000
Annual retainer for Board Chairman[3]	$500,000

1 Per committee.
2 This is in addition to the annual committee retainer the Director receives for serving on the committee.
3 In lieu of all other Director compensation except for a portion of the annual deferred stock unit grant, which is $56,000 for the Chairman. Paid in shares of Company common stock.

Effective October 1, 2011, the Board increased the annual board retainer to $100,000, increased the annual deferred stock unit grant to $150,000 and increased the annual committee chair retainer for the Audit Committee chair to $20,000.

At Mr. Jobs' request, the Board excluded Mr. Jobs from receiving compensation as a Director. In addition, at Mr. Bryson's request, the Board excluded Mr. Bryson from receiving compensation as Director during a leave of absence from his duties beginning May 31, 2011 until his resignation from the Board on October 21, 2011.

The Company does not provide retirement benefits to any non-employee Directors who served during fiscal 2011.

Unless the Board exempts a Director, each Director is required to retain at all times stock representing no less than 50% of the after-tax value of exercised options and shares received upon distribution of deferred stock units until he or she leaves the Board. The Company's *Corporate Governance Guidelines* also encourage Directors to own, or acquire within three years of first becoming a Director, shares of common stock of the Company (including stock units received as Director compensation) having a market value of at least three times the amount of the annual Board retainer for the Director.

The following table identifies the compensation earned during fiscal 2011 by each person who served as a non-employee Director during the year. Information regarding the amounts in each column follows the table.

DIRECTOR COMPENSATION FOR FISCAL 2011

	Fees Earned or Paid in Cash	Stock Awards	All Other Compensation	Total
Susan E. Arnold	$ 90,000	$140,319	$ 7,528	$237,847
John E. Bryson	53,407	94,158	–	147,565
John S. Chen	90,000	140,319	4,044	234,363
Judith L. Estrin	90,000	140,319	7,365	237,684
Steven P. Jobs	–	–	–	–
Fred H. Langhammer	105,000	140,319	16,936	262,255
Aylwin B. Lewis	115,000	140,319	5,477	260,796
Monica C. Lozano	90,000	140,319	18,396	248,715
Robert W. Matschullat	100,000	140,319	20,535	260,854
John E. Pepper, Jr. (Chairman)	–	557,265	4,911	562,176
Sheryl K. Sandberg	90,000	140,319	13,544	243,863
Orin C. Smith	105,000	140,319	7,356	252,675

Fees Earned or Paid in Cash. The annual Board retainer and annual committee and committee-chair retainers are payable in cash at the end of each quarter. The Company's Amended and Restated 1997 Non-Employee Directors Stock and Deferred Compensation Plan allows non-employee Directors to elect each year to receive all or part of their retainers in Disney stock or to defer all or part of this compensation until after their service as a Director ends. Directors who elect to receive stock instead of cash but who do not defer their compensation are credited each quarter with a dollar amount equal to fees earned that quarter and receive shares after the end of each calendar year based on the average of the fair market value of shares of the Company's common stock at the end of each quarter. Directors who elect to defer their compensation may also elect to receive cash or stock. Directors who elect to receive deferred compensation in cash receive a credit each quarter, and the balance in their deferred cash account earns interest at an annual rate equal to the Moody's Average Corporate (Industrial) Bond Yield, adjusted quarterly. For fiscal 2011, the average interest rate was 5.36%. Interest earned on deferred amounts is included in the "All Other Compensation" column. Directors who elect to receive deferred compensation in stock receive stock units each quarter and shares of stock are distributed with respect to these units after their service as a Director ends.

This column sets forth amounts payable in cash on a current basis, whether paid currently or deferred by the Director to be paid in cash or shares after their service ends. This column does not include fees paid for service as Chairman of the Board, as those fees are required to be paid in the form of shares of stock distributed to the Chairman after the end of the calendar year in which they were earned and are therefore included in the "Stock Awards" column.

The following table identifies for each Director the dollar amount included in the "Fees Earned or Paid in Cash" column received in cash, the dollar amount deferred to be paid in cash, and the number and dollar value of stock units received as deferred compensation. The number of units awarded is equal to the dollar amount of fees accruing each quarter divided by the average over the last ten trading days of the quarter of the average of the high and low trading price for shares of Company common stock on each day in the ten-day period. In the case of Ms. Lozano, a portion of the units represented fees paid currently in stock and was distributed as shares following December 31, 2011.

FORM OF RECEIPT OF DIRECTOR FEES FOR FISCAL 2011

		Deferred Fees		
			To be Paid In Stock	
	Fees Paid Currently In Cash	To be Paid In Cash	Number of Units	Value of Units
Susan E. Arnold	$ 67,500	$11,250	300	$ 11,250
John E. Bryson	–	–	1,356	53,407
John S. Chen	45,000	–	1,225	45,000
Judith L. Estrin	90,000	–	–	–
Steven P. Jobs	–	–	–	–
Fred H. Langhammer	105,000	–	–	–
Aylwin B. Lewis	57,500	–	1,565	57,500
Monica C. Lozano	28,125	33,750	763	28,125
Robert W. Matschullat	–	–	2,722	100,000
John E. Pepper, Jr.	–	–	–	–
Sheryl K. Sandberg	45,000	–	1,225	45,000
Orin C. Smith	105,000	–	–	–

Stock Awards. This column sets forth the grant date fair market value of awards for service in fiscal 2011 with respect to:

- the annual deferred stock unit grant; and
- for the Chairman of the Board, shares awarded with respect to the annual retainer and the portion of the annual deferred stock unit grant awarded to the Chairman.

The grant date fair market value is equal to the market value of the Company's common stock on the date of the award times the number of shares underlying the units.

The number of shares awarded to each Director was calculated by dividing the amount payable with respect to a quarter by the average over the last ten trading days of the quarter of the average of the high and low trading price on each day. The following table identifies the number of stock units awarded to each Director during fiscal 2011.

DIRECTOR STOCK UNIT AWARDS FOR FISCAL 2011

	Stock Units Awarded
Susan E. Arnold	3,811
John E. Bryson	2,373
John S. Chen	3,811
Judith L. Estrin	3,811
Steven P. Jobs	–
Fred H. Langhammer	3,811
Aylwin B. Lewis	3,811
Monica C. Lozano	3,811
Robert W. Matschullat	3,811
John E. Pepper, Jr.	15,134
Sheryl K. Sandberg	3,811
Orin C. Smith	3,811

One fourth of the annual deferred stock unit grant and annual retainer is awarded at the end of each quarter. Shares with respect to annual deferred stock unit grants are normally distributed to the Director on the second anniversary of the award date, whether or not the Director is still a Director on the date of distribution. Shares with respect to the annual retainer for the Chairman of the Board are distributed after the end of the calendar year in which they are earned.

At the end of any quarter in which dividends are distributed to shareholders, Directors receive additional stock units with a value (based on the average of the high and low trading prices of Disney stock averaged over the last ten trading days of the quarter) equal to the amount of dividends they would have received on all stock units held by them at the end of the prior quarter. Shares with respect to these additional units are distributed when the underlying units are distributed. Units awarded in respect of dividends are included in the fair value of the stock units when the units are initially awarded and therefore are not included in the tables above, but they are included in the total units held at the end of the fiscal year in the following table.

The following table sets forth all stock units held by each Director as of the end of fiscal 2011. All stock units are fully vested when granted, but shares are distributed with respect to the units only later, as described above. Stock units in this table are included in the share ownership table on page 71 except to the extent they may have been distributed as shares and sold prior to January 13, 2012.

DIRECTOR STOCK UNIT HOLDINGS AT THE END OF FISCAL 2011

	Stock Units
Susan E. Arnold	12,598
John E. Bryson	35,487
John S. Chen	17,690
Judith L. Estrin	6,354
Steven P. Jobs	–
Fred H. Langhammer	20,095
Aylwin B. Lewis	19,433
Monica C. Lozano	27,911
Robert W. Matschullat	36,401
John E. Pepper, Jr.	14,874
Sheryl K. Sandberg	7,195
Orin C. Smith	6,354

Options Outstanding. Prior to fiscal 2011, each Director serving on March 1 of any year received an option on that date to acquire shares of Company stock. The exercise price of the options was equal to the average of the high and low prices reported on the New York Stock Exchange on the date of grant. The following table sets forth the aggregate number of stock options outstanding for each Director at the end of fiscal 2011.

DIRECTOR OPTION HOLDINGS AT THE END OF FISCAL 2011

	Number of Shares Underlying Options Held
Susan E. Arnold	22,503
John E. Bryson	36,003
John S. Chen	46,503
Judith L. Estrin	58,503
Steven P. Jobs	–
Fred H. Langhammer	40,503
Aylwin B. Lewis	46,503
Monica C. Lozano	58,503
Robert W. Matschullat	52,503
John E. Pepper, Jr.	34,503
Sheryl K. Sandberg	–
Orin C. Smith	34,503

All Other Compensation. To encourage Directors to experience the Company's products, services and entertainment offerings personally, the Board has adopted a policy, that, subject to availability, entitles each non-employee Director (and his or her spouse, children and grandchildren) to use Company products, attend Company entertainment offerings and visit Company properties (including staying at resorts, visiting theme parks and participating in cruises) at the Company's expense, up to a maximum of $15,000 in fair market value per calendar year plus reimbursement of associated tax liabilities. In addition, the Company reimburses Directors for the travel expenses of, or provides transportation on Company aircraft for, immediate family members of Directors if the family members are specifically invited to attend events for appropriate business purposes and allows family members (including domestic partners) to accompany Directors traveling on company aircraft for business purposes on a space-available basis. The value of these benefits is not included in the table as permitted by SEC rules because the aggregate incremental cost to the Company of providing the benefits did not exceed $10,000 for any Director. The reimbursement of associated tax liabilities is included in the table above, which was less than $10,000 for each Director other than Mr. Langhammer, Mr. Matschullat and Ms. Sandberg, for whom the reimbursement was $11,060, $10,522 and $13,544, respectively. The column also includes interest earned on deferred cash compensation, which was less than $10,000 for each Director except for Ms. Lozano, for whom interest earned totaled $18,100. In addition, pursuant to a program available to all employees, the Company offered to match certain contributions made by any Director to relief for the consequences of the 2011 earthquake and tsunami in Japan, and the Company matched a contribution of $10,013 by Mr. Matschullat pursuant to this program, which is also included in this column.

Certain Relationships and Related Person Transactions

The Board of Directors has adopted a written policy for review of transactions involving more than $120,000 in any fiscal year in which the Company is a participant and in which any Director, executive officer, holder of more than 5% of our outstanding shares or any immediate family member of any of these persons has a direct or indirect material interest. Directors, 5% shareholders and executive officers are required to inform the Company of any such transaction promptly after they become aware of it, and the Company collects information from Directors and executive officers about their affiliations and affiliations of their family members so the Company can search its records for any such transactions. Transactions are presented to the Governance and Nominating Committee of the Board (or to the Chairman of the Committee if the Committee delegates this responsibility) for approval before they are entered into or, if this is not possible, for ratification after the transaction has been entered into. The Committee approves or ratifies a transaction if it determines that the transaction is consistent with the best interests of the Company, including whether the transaction impairs independence of a Director. The policy does not require review of the following transactions:

- Employment of executive officers approved by the Compensation Committee;
- Compensation of Directors approved by the Board;
- Transactions in which all shareholders receive benefits proportional to their shareholdings;
- Ordinary banking transactions identified in the policy;
- Any transaction contemplated by the Company's Certificate of Incorporation, Bylaws or Board action where the interest of the Director, executive officer, 5% shareholder or family member is disclosed to the Board prior to such action;
- Commercial transactions in the ordinary course of business with entities affiliated with Directors, executive officers, 5% shareholders or their family members if the aggregate amount involved during a fiscal year is less than the greater of (a) $1,000,000 and (b) 2% of the Company's or other entity's gross revenues and the related person's interest in the transaction is based solely on his or her position with the entity;
- Charitable contributions to entities where a Director is an executive officer of the entity if the amount is less than the lesser of $200,000 and 2% of the entity's annual contributions; and
- Transactions with entities where the Director, executive officer, 5% shareholder or immediate family member's sole interest is as a non-executive officer employee of, volunteer with, or director or trustee of the entity.

During fiscal year 2011, the Company engaged in four transactions with affiliates of FMR LLC, which was the beneficial owner of more than 5% of the Company's outstanding shares at times during fiscal year 2011, but not at the end of the fiscal year. First, an affiliate of FMR served as trustee of the Company's 401(k) plan and the Company incurred approximately $0.3 million in fees for this and ancillary services, and entities affiliated with FMR benefited from fees incurred by plan participants on balances invested in mutual funds through the plan. Second, during the fiscal year, the Company entered into an agreement with an affiliate of FMR under which the affiliate provides health and welfare administration, retirement plan administration, and related employee benefits consulting services. In connection with these services, the Company incurred approximately $2.7 million in fees during fiscal 2011. Third, entities affiliated with FMR purchased advertising time from the Company through transactions negotiated with independent agents, and the Company received approximately $10.6 million with respect to these purchases during fiscal 2011. Fourth, an affiliate of FMR obtained convention space, rooms and related services from the Company and the Company received approximately $1.4 million with respect to these services during fiscal 2011. Each of these transactions were reviewed and approved by the Governance and Nominating Committee under the Related Person Transaction Approval Policy.

Shareholder Communications

Generally. Shareholders may communicate with the Company through its Shareholder Services Department by writing to 500 South Buena Vista Street, MC 9722, Burbank, California 91521, by calling Shareholder Services at (818) 553-7200, or by sending an e-mail to investor.relations@disneyonline.com. Additional information about contacting the Company is available on the Company's investor relations website (*www.disney.com/investors*) under "My Shareholder Account."

Shareholders and other persons interested in communicating directly with the Chairman of the Board or with the non-management Directors as a group may do so by writing to the Chairman of the Board or (following the Annual Meeting, the Lead

Independent Director), The Walt Disney Company, 500 South Buena Vista Street, Burbank, California 91521-1030. Under a process approved by the Governance and Nominating Committee of the Board for handling letters received by the Company and addressed to non-management members of the Board, the office of the Secretary of the Company reviews all such correspondence and forwards to Board members a summary and/or copies of any such correspondence that, in the opinion of the Secretary, deals with the functions of the Board or Committees thereof or that he otherwise determines requires their attention. Directors may at any time review a log of all correspondence received by the Company that is addressed to members of the Board and request copies of any such correspondence. Concerns relating to accounting, internal controls or auditing matters are immediately brought to the attention of the Company's internal audit department and handled in accordance with procedures established by the Audit Committee with respect to such matters.

Shareholder Proposals for Inclusion in 2013 Proxy Statement. To be eligible for inclusion in the proxy statement for our 2013 Annual Meeting, shareholder proposals must be received by the Company's Secretary no later than the close of business on September 21, 2012. Proposals should be sent to the Secretary, The Walt Disney Company, 500 South Buena Vista Street, Burbank, California 91521-1030 and follow the procedures required by SEC Rule 14a-8.

Shareholder Director Nominations and Other Shareholder Proposals for Presentation at the 2013 Annual Meeting. Under our bylaws, written notice of shareholder nominations to the Board of Directors and any other business proposed by a shareholder that is not to be included in the proxy statement must be delivered to the Company's Secretary not less than 90 nor more than 120 days prior to the first anniversary of the preceding year's annual meeting. Accordingly, any shareholder who wishes to have a nomination or other business considered at the 2013 Annual Meeting must deliver a written notice (containing the information specified in our bylaws regarding the shareholder and the proposed action) to the Company's Secretary between November 13, 2012 and December 13, 2012. SEC rules permit management to vote proxies in its discretion with respect to such matters if we advise shareholders how management intends to vote.

Executive Compensation

Compensation Committee Report

The Compensation Committee has:

(1) reviewed and discussed the Compensation Discussion and Analysis included in this proxy statement with management; and

(2) based on the review and discussion referred to in paragraph (1) above, recommended to the Board of Directors that the Compensation Discussion and Analysis be included in the Company's proxy statement relating to the 2012 Annual Meeting of shareholders.

Members of the Compensation Committee

Susan E. Arnold
John S. Chen
Fred H. Langhammer (Chair)
Aylwin B. Lewis
John E. Pepper, Jr.

Compensation Discussion and Analysis

Overview

Disney's executive compensation program is designed to align the interests of senior management with shareholders by tying a significant portion of their compensation to the Company's performance as measured by a variety of factors during the fiscal year in question, including financial returns, stock price performance and efforts to position the Company for long-term success.

Under the program, the portion of compensation guaranteed to the Company's named executives at the beginning of any fiscal year represents only a fraction of the total potential compensation. In the case of Mr. Iger, less than 10% of the value of his target annual compensation this fiscal year was assured at the beginning of the year in the form of his base salary. The value of the remaining 90% of Mr. Iger's target annual compensation, including performance-based bonus, stock awards and options, is linked directly to the Company's performance. Although the percentages differ modestly for the other named executive officers, and benefits and perquisites received during the year can increase the percentage of fixed compensation somewhat, more than 80% of all annual compensation awarded to the other named executive officers during the fiscal year was tied to the Company's performance.

In making decisions on performance-based compensation in fiscal 2011, the Compensation Committee considered the exceptional growth the Company achieved in the face of a persistent challenging economic environment. The Company achieved record net income, revenue and earnings per share in fiscal 2011, with net income increasing 21%, revenue increasing 7% and earnings per share, excluding the impact of items that affected comparability between the years,[1] increasing 23% over fiscal 2010. At the same time, the Company continued to invest in a number of projects designed to create long-term growth in shareholder value, including an expansion of its cruise line, development of new or expanded attractions at parks in Florida, California and Hong Kong, and commencement of construction of a new park through a joint venture in Shanghai, China.

Taking into account these circumstances, total annual cash compensation increased by 8.0% for the named executive officers compared to last year. These increases were primarily due to increases in bonuses for certain of the named executive officers

[1] Earnings per share for the current year included restructuring and impairment charges and gains on the sales of Miramax and BASS, which collectively had a net positive impact of $0.02. Earnings per share for the prior year included restructuring and impairment charges, gains on the sales of investments in two television services in Europe, a gain on the sale of the *Power Rangers* property, and an accounting gain related to the acquisition of The Disney Store Japan, which collectively had a net adverse impact of $0.04.

reflecting improved financial performance of the Company and in recognition of other performance factors. The grant date fair value of equity awards increased 7.1% for the named executive officers, primarily due to application of contractual minimum requirements. In the case of Mr. Iger, the increased total annual compensation was also due to an increase in his target bonus and equity award that the Committee determined was appropriate in light of Mr. Iger's exceptional leadership of the Company and its review of compensation awarded to the chief executives of the five other, large, publically traded diversified media companies (CBS, Viacom, News Corp., Time Warner and Comcast). Overall, total annual compensation for the named executive officers, including the grant date fair value of annual equity awards, increased by 7.6% in fiscal 2011.

The following table sets forth the compensation received for the last three fiscal years by the three named executive officers who held their current positions in each of fiscal 2009, 2010 and 2011 and separately shows the compensation received by the two named executive officers who held their current positions in fiscal 2010 and 2011. It provides, for each of these years: (a) cash compensation comprised of salary, benefits and perquisites included in the summary compensation table and the annual performance-based bonus; (b) the grant-date fair value of regular annual equity awards during the fiscal year; (c) total annual compensation comprised of fixed compensation, performance-based bonus and the grant-date fair value of regular annual equity awards; and (d) grant-date fair value of any special equity awards received during the fiscal year. The amounts in the table differ from those in the Summary Compensation Table on page 33 in that this table does not include the change in pension value included in the Summary Compensation Table. This table is not a substitute for the Summary Compensation Table and is intended to provide additional information that the Company believes is useful in analyzing compensation decisions made with respect to the three fiscal years covered.

Annual Compensation and Other Equity Awards

		Annual Compensation						
		Cash Compensation						
	Year	Fixed Compensation	Performance-Based Bonus	Total	Percent Change	Annual Equity Awards	Total Annual Compensation	Special Equity Awards
Robert A. Iger	2011	$2,962,932	$15,500,000	$18,462,932	13.6%	$12,900,081	$31,363,013	–
	2010	2,798,433	13,460,000	16,258,433	35.0%	11,759,051	28,017,484	–
	2009	2,780,063	9,260,000	12,040,063		9,538,408	21,578,471	–
Alan N. Braverman	2011	$1,259,640	$ 3,100,000	$ 4,359,640	3.3%	$ 2,580,090	$ 6,939,730	
	2010	1,190,049	3,030,000	4,220,049	32.3%	2,351,856	6,571,905	$1,556,000
	2009	1,154,919	2,035,000	3,189,919		2,331,653	5,521,572	3,035,500
Kevin A. Mayer	2011	$ 760,979	$ 1,207,000	$ 1,967,979	-15.4%	$ 1,623,283	$ 3,591,262	–
	2010	736,987	1,590,000	2,326,987	42.5%	1,817,356	4,144,343	–
	2009	733,158	900,000	1,633,158		1,600,370	3,233,528	–
Total for three officers	2011	$4,983,551	$19,807,000	$24,790,551	8.7%	$17,103,454	$41,894,005	–
	2010	4,725,469	18,080,000	22,805,469	35.2%	15,928,263	38,733,732	$1,556,000
	2009	4,668,140	12,195,000	16,863,140		13,470,431	30,333,571	3,035,500
James A. Rasulo	2011	$1,457,743	$ 3,750,000	$ 5,207,743	2.5%	$ 4,676,340	$ 9,884,083	–
	2010	1,381,325	3,700,000	5,081,325		4,489,844	9,571,169	–
M. Jayne Parker	2011	$ 663,205	$ 1,010,000	$ 1,673,205	16.7%	$ 1,451,339	$ 3,124,544	–
	2010	584,135	850,000	1,434,135		1,282,866	2,717,001	–
Total for five officers	2011	$7,104,499	$24,567,000	$31,671,499	8.0%	$23,231,133	$54,902,632	–
	2010	6,690,929	22,630,000	$29,320,929		21,700,973	51,021,902	$1,556,000

Compensation Objectives and Program Design

The Company's executive compensation program seeks to promote the creation of long-term shareholder value by:

- tying a substantial portion of executives' total compensation to financial performance measures that align with long-term shareholder value and leadership actions that are expected to position the Company for long-term success; and
- attracting and retaining high-caliber executives in a competitive market for talent.

We use five different types of compensation in pursuing these objectives:

- a base salary;
- a variable, annual, performance-based bonus;
- periodic grants of long-term, equity-based compensation such as stock options, restricted stock units and performance-based restricted stock units;
- retirement plans and agreements and arrangements regarding compensation upon termination of employment; and
- benefits and perquisites.

This section discusses how we have designed our compensation program to address these objectives.

- *"Roles and Responsibilities"* addresses the process used to make compensation decisions for executive officers.
- *"Compensation Mix"* addresses how we balance fixed and performance-based compensation to achieve our objectives.
- *"Performance-Based Compensation"* addresses the specific design elements of the Company's performance-based bonus and equity compensation programs that are designed to align compensation with the creation of long-term shareholder value.
- *"Fixed Compensation"* addresses base salary, benefits and perquisites and retirement plans.
- *"Competitive Considerations"* addresses how we evaluate the competitive market for talent and use that evaluation in designing compensation packages.
- *"Other considerations"* addresses the use of employment agreements and tax deductibility of executive compensation.

Specific compensation decisions relating to fiscal 2011 are discussed in the section titled *"Fiscal 2011 Decisions."*

Roles and Responsibilities

The Compensation Committee determines the compensation, including related terms of employment agreements for those who have them, for each of the named executive officers.

The Committee also conducts reviews of the Company's general executive compensation policies and strategies and oversees and evaluates the Company's overall compensation structure and programs. The Committee's responsibilities include:

- reviewing and approving corporate goals and objectives relevant to compensation of the chief executive officer and other executive officers, and evaluating performance in light of those goals and objectives;
- determining compensation for executive officers and other senior officers;
- evaluating and approving all grants of equity-based compensation to executive officers and other senior officers; and
- reviewing performance-based and equity-based incentive plans for the chief executive officer and other executive officers and reviewing any other benefit programs presented to the Committee by the chief executive officer.

In carrying out these responsibilities, the Committee: reviews the Company's general executive compensation policies; determines salaries and bonuses for and equity awards to the named executive officers and such other officers as it determines appropriate; reviews benefit programs for the named executive officers; reviews and approves (or recommends approval to the Board where it deems appropriate) all incentive, performance-based and equity-based plans and any other benefit plans submitted to it by the chief executive officer; and reviews and approves terms of all employment agreements with named executive officers and such other officers as it deems appropriate.

The Compensation Committee determines the compensation of the chief executive officer without management input, but is assisted in this determination by its independent compensation consultant (described below) and reviews its determination with the Board of Directors (without members of management present). Terms of the employment agreement with the chief executive officer are approved by the non-management members of the Board of Directors after considering the recommendation of the Compensation Committee.

In making determinations regarding compensation for other named executive officers, the Committee considers the recommendations of the chief executive officer and the input received from its independent compensation consultant. The chief executive officer recommends compensation, including the compensation provisions of employment agreements for those who have them, for named executive officers other than himself and all other officers whose compensation is determined by the Compensation Committee. In making this recommendation, the chief executive officer evaluates the performance of the executive, considers the executive's responsibilities and compensation in relation to other officers of the Company, and considers publicly available information regarding the competitive market for talent and information provided to him by the Company and information provided to the Committee by the Committee's independent consultant. The Committee advises the full Board of its deliberations regarding annual bonus and equity incentive awards for named executive officers.

Management also provides data, analysis and recommendations for the Committee's consideration regarding the Company's executive compensation programs and policies, preparing materials for the information of and review by the Compensation Committee. Management also administers those programs and policies consistent with the direction of the Committee. Management provides an ongoing review of the effectiveness of the compensation programs, including competitiveness and alignment with the Company's objectives, and recommends changes, if necessary to promote achievement of all program objectives.

The Committee meets regularly in executive session without management present to discuss compensation decisions and matters relating to the design of compensation programs.

The Committee has retained the firm of Pay Governance LLC as its compensation consultant to assist in the continual development and evaluation of compensation policies and the Committee's determinations of compensation awards. The Committee's consultant attends Compensation Committee meetings, meets with the Committee without management present and provides third-party data, advice and expertise on proposed executive compensation and executive compensation plan designs. At the direction of the Committee, the consultant reviews briefing materials prepared by management and outside advisers to management and advises the Committee on the matters included in the materials, including the consistency of proposals with the Committee's compensation philosophy and comparisons to programs at other companies. At the request of the Committee, the consultant also prepares its own analysis of compensation matters, including positioning of programs in the competitive market and the design of plans consistent with the Committee's compensation philosophy. The Committee considers these analyses as one factor in making decisions with respect to compensation matters along with information and analyses it receives from management and its own judgment and experience. In particular, with respect to positioning of programs in the competitive market, the Committee considers the analyses in the context of the factors discussed under *"Competitive Considerations,"* below.

In October 2008, the Compensation Committee adopted a policy requiring its consultant to be independent of Company management. The policy provides that a consultant will be considered independent if: the firm does not receive from the Company fees for services or products provided to the Company in any fiscal year that exceed 1% of the firm's annual gross revenues; the individual that advises the Committee does not participate directly or by collaboration with others in the firm in the provision of any services or products to the Company without the approval of the chair of the Compensation Committee unless the related fees are, in the aggregate, less than $100,000; the consultant does not provide any products or services to any executive officer of the Company; and the Committee pre-approves any specific engagement of the firm if the estimated cost of the engagement exceeds $500,000. The Committee performs an annual assessment of the consultant's independence to determine whether the consultant is independent. The Committee completed this assessment in November 2011. During fiscal 2011, Pay Governance LLC, in addition to providing general advice on the amount and form of executive and director compensation, advised the Committee with respect to the compensation included in an extension of Mr. Iger's employment agreement. Due to the importance of this agreement and the deliberate consideration of it by the Committee, the fees for advice provided with respect to this agreement (all of which was incurred during the fiscal year) caused the total fees to be paid to Pay Governance LLC during fiscal 2011 to total approximately 1.5% of the firm's gross revenue for the preceding year. Because the fees for fiscal 2011 exceeded the 1% threshold in the Committee's policy, the Committee conducted a further assessment of Pay Governance's independence. The Committee determined that, in light of the fact that all of its other independence criteria were satisfied and that fees from the Company exceeded 1% of Pay Governance LLC's annual revenue only as a result of unique circumstances that led to the Committee's request for additional work to gain the benefit of its independent advice, Pay Governance LLC remained independent of Company management and therefore confirmed that its consultant is independent.

All of the Services provided by Pay Governance LLC during fiscal 2011 were to the Committee (or the Governance and Nominating Committee with respect to director compensation) to provide advice or recommendations on the amount or form of executive and director compensation, and Pay Governance LLC did not provide any additional services to the Company during fiscal year 2011.

Compensation Mix

The Committee believes that a substantial portion of the total compensation of senior executives should be variable and tied to performance in order to align compensation with measures that correlate with creation of long-term shareholder value. This should offer an opportunity for gain in the event of successful performance, matched with the prospect of reduced compensation in the absence of success. The Committee also believes that compensation for more senior executive officers, including the named executive officers, should be more heavily weighted toward variable elements of compensation than is the case for less senior officers because the performance of these officers is more likely to have a strong and direct impact in achieving strategic and financial goals that are most likely to affect shareholder value.

At the same time, the Committee believes that the Company must attract and retain high-caliber executives, and therefore must offer a mixture of fixed and at-risk compensation, and that the levels and mix of these types of compensation must be attractive in light of the competitive market for senior executive talent.

The following charts show the percentage of total annual compensation (constituting cash compensation and benefits plus the grant-date fair value of regular annual equity awards) awarded to Mr. Iger and to the other named executive officers that is performance-based (performance-based bonus and equity awards) versus fixed (salary and all other compensation) based on amounts shown in the Annual Compensation and Other Equity Awards table, above:


Mr. Iger
Percent of Total Compensation for Year
Variable (Equity) 41.1%
Variable (Equity) 42.0%
Variable (Equity) 44.2%
Variable (Bonus) 49.4%
Variable (Bonus) 48.0%
Variable (Bonus) 42.9%
Fixed (Salary) 9.4%
Fixed (Salary) 10.0%
Fixed (Salary) 12.9%
2011
2010
2009
Fiscal Year


Other Named Executive Officers (fiscal 2009 excludes two named executive officers who did not serve in fiscal 2009)
Percent of Total Compensation for Year
Variable (Equity) 43.9%
Variable (Equity) 43.2%
Variable (Equity) 44.9%
Variable (Bonus) 38.5%
Variable (Bonus) 39.9%
Variable (Bonus) 33.5%
Fixed (Salary) 17.6%
Fixed (Salary) 16.9%
Fixed (Salary) 21.6%
2011
2010
2009
Fiscal Year

The amounts shown for equity compensation above reflect the grant-date fair value of equity awards, but the actual value of these awards will depend directly on the performance of the Company's stock price over the period during which restricted units vest and options can be exercised and, with respect to performance-based stock units, whether the performance tests for vesting of these units are met. The value realized by an executive for options and performance-based restricted stock unit awards could be as little as zero, which would occur with respect to options if the Company's stock price were less than the exercise price of options and would occur with respect to performance-based restricted stock units if none of the performance tests were met (including tests to assure deductibility under Section 162(m) of the Internal Revenue Code).

Performance-based Compensation

The Company ties compensation to the achievement of performance that aligns with long-term shareholder value through:

- an annual performance-based bonus determined using performance measures designed to correlate closely with the creation of long-term shareholder value; and
- equity-based compensation whose realizable value varies directly with the market price of the Company's common stock and all (for awards to the chief executive officer after 2011) or a portion of which (for other senior executives) is subject to performance tests based on the Company's stock price and earnings per share in addition to a test to assure deductibility under Section 162(m).

Annual Performance-based Bonus. The Company's annual performance-based bonus compensates individuals based on the achievement of specific annual financial and other objectives that the Committee believes correlate closely with growth of long-term shareholder value. The process for determining the amount of this bonus for named executive officers involves four basic steps:

(1) *Setting a target bonus.* Early in the fiscal year, the Committee approves a target bonus amount for each named executive officer which generally, except in the case of the chief executive officer, is expressed as a percentage of the named executive officer's fiscal year end salary. The target bonus takes into account all factors that the Committee deems relevant, including minimums set in the employment

agreement where applicable, the recommendation of the chief executive officer (except with respect to his own bonus), the nature and responsibility of the position and competitive market conditions.

(2) *Setting Company financial performance ranges.* Early each fiscal year, the Compensation Committee receives recommended financial performance measures and ranges from senior management, reviews them with senior management and the Committee's compensation consultant, and then sets performance measures and ranges and reports their determination to the full Board.

(3) *Setting other performance objectives.* The Committee believes that the bulk of the bonus should be based on objective measures of financial performance, but also believes that more subjective elements are also important in recognizing achievement and motivating officers. Therefore, at the same time it sets Company-wide financial performance ranges, the Committee also approves other performance objectives for the Company. These objectives are based on the recommendations of the chief executive officer and the Committee's discussion with him regarding corporate objectives. These objectives allow the Committee to play a more proactive role in identifying performance objectives beyond purely financial measures.

(4) *Measuring performance and preliminary bonus determination.* After the end of the fiscal year, the Committee reviews the Company's actual performance against each of the financial performance ranges established at the outset of the year. In determining the extent to which the financial performance ranges are met for a given period, the Committee exercises its judgment whether to reflect or exclude the impact of changes in accounting principles and extraordinary, unusual or infrequently occurring events.

To make its preliminary bonus determination, the Committee multiplies an amount equal to 70% of the target bonus by a factor reflecting actual performance compared to the financial performance ranges set at the beginning of the year. The factor ranges from a minimum of zero to a maximum of 200% for each executive officer.

The Committee then multiplies the remaining 30% of the target bonus amount by a factor to reflect the Committee's assessment of performance against the other performance objectives set at the outset of the year as well as the named executive officer's overall contribution to the Company's success. This factor may range from 0% to a maximum that, when combined with the award based on financial performance factors, will, except in special circumstances such as unusual challenges or extraordinary successes, result in a bonus that does not exceed 200% of the target bonus. In arriving at this factor, the Committee considers the recommendation of the chief executive officer in cases other than his own bonus, and the Committee may consider the nature and impact of events that resulted in adjustments to the financial performance targets as described above.

All bonus awards for named executive officers are also subject to a test specifically designed to assure that the awards are eligible for deductibility under Section 162(m), which is in addition to the performance measures described above.

The Committee has the discretion, in appropriate circumstances, to award a bonus less than the amount determined by the steps set out above, including discretion to award no bonus at all.

Equity-based Compensation. The Company's long-term incentive program provides for the award of restricted stock units and stock options to participating employees including the named executive officers. The program is designed to provide incentives to create and maintain shareholder value over a multi-year period by making annual awards whose value depends on and is directly related to sustained changes in the market price of the Company's shares. For the named executive officers, each annual award has typically been in the form of a mix of stock options and restricted stock units as follows:

- stock options with an exercise price not less than the market price on the date of grant (40% of the grant-date fair value of the award);
- restricted stock units whose vesting is conditioned on the satisfaction of performance conditions in addition to a test to ensure that the compensation is deductible pursuant to Internal Revenue Code Section 162(m) (30% of the grant-date fair value of the award); and
- restricted stock units whose vesting is not subject to performance conditions other than the test to ensure that the compensation is deductible pursuant to Internal Revenue Code Section 162(m) (30% of the grant-date fair value of the award).

Participants receive value from stock options only if and to the extent the market price of the Company's common stock when a participant exercises an award exceeds the market price on the date of grant. Participants realize value on restricted stock units subject to performance tests only if and to the extent that the tests described below are met. The value participants receive on restricted stock units (whether or not subject to performance tests) varies directly with the market price of the Company's common stock at the time the units vest.

The Committee has weighted the awards slightly more toward restricted stock units because these awards reflect both increases and decreases in stock price from the grant-date market price and thus tie compensation more closely to changes in shareholder value at all levels compared to options, whose intrinsic value changes with shareholder value only when the market price of shares is above the exercise price. In addition, the weighting toward restricted stock units allows the Committee to deliver equivalent value with use of fewer authorized shares.

In a new employment agreement entered into with Mr. Iger shortly after the end of fiscal 2011, and effective October 2, 2011, Mr. Iger and the Company agreed that 50% of the grant-date fair value of future equity awards to him would be in the form of stock options with an exercise price not less than the market price on the date of grant, and 50% of the grant-date fair value of the awards would be in the form of restricted stock units whose vesting is conditioned on the satisfaction of performance conditions in addition to a test to ensure that the compensation is deductible pursuant to Internal Revenue Code Section 162(m). The Committee determined that it was appropriate to require that all of Mr. Iger's future stock unit awards be subject to performance tests because of the particular impact Mr. Iger's leadership can have on the performance of the Company, and the mix of options and stock units was arrived at through negotiation with Mr. Iger.

The Committee may in the future adjust the mix of award types or approve different award types, such as restricted stock, as part of the overall long-term incentive award. Awards made in connection with a new, extended or expanded employment relationship may involve a different mix of restricted stock units and options depending on the Compensation Committee's assessment of the total compensation package being offered.

Stock options are generally scheduled to vest over four years after the awards are made and generally remain exercisable for seven years (for awards made in 2005 through 2009) or ten years (for all other awards) after the date of the award. If the participant is age 60 or greater and has at least ten years of service at the date of retirement, options awarded after March 2011 (and awarded at least one year before retirement), continue to vest and remain exercisable until the earlier of five years after retirement and the original expiration date (except that this does not apply for certain employees outside the United States). Options awarded between December 2009 and March 2011 continue to vest and remain exercisable for three, instead of five, years in these circumstances.

Restricted stock units without performance tests (other than the test to ensure that the compensation is deductible pursuant to Internal Revenue Code Section 162(m)) vest 25% per year beginning on the first anniversary of the award date. The vesting conditions of restricted stock units with performance tests have changed over time. Fiscal 2011 awards with performance tests vest three years after grant date. All restricted stock unit awards made since December 2009 continue to vest according to the original vesting schedule following retirement if the awards were made at least one year before retirement and the participant is age 60 or greater and has at least ten years of service at the date of retirement (except that the extended vesting does not apply for certain employees outside the United States.)

The Committee adjusts performance tests for restricted stock units from time to time in response to changes in the competitive environment and to ensure that the program meets the objective of providing clear incentives tied to the creation of long-term shareholder value. For units subject to a performance test awarded in 2011, the number of units that vest is based on a target number of units adjusted to reflect performance, with the number of units vesting ranging from 0% to 150% of the target. As set forth in the table immediately below, assuming continued employment (or extension of vesting on retirement as described in the preceding paragraph) and satisfaction of the Section 162(m) test as applicable to awards to executive officers, the conditions to vesting and the determinant of the number of units that will vest is tied to two performance measures: (a) the Company's three-year total shareholder return (TSR in the table below) compared to the total three-year shareholder return of the companies in the S&P500 (based on market prices for the last 20 trading days of the period ending one month prior to the third anniversary of the award) and (b) the Company's growth in earnings per share from continuing operations (EPS in the table below) for the 12 quarters reported on or before one month prior to the third anniversary compared to the growth in earnings per share from continuing operations of the companies in the S&P500 over the same period. The number of units that vest will be determined according to the following schedule:

First Performance Test	Second Performance Test (If applicable)	Percent of Target Units Vesting*
TSR below 25th percentile	EPS below 50th percentile	0%
	EPS 50th percentile or higher	50%
TSR equal to 25th percentile to 50th percentile	EPS below 50th percentile	50% to 100%
	EPS 50th percentile or higher	75% to 100%
TSR equal to 50th percentile to 75th percentile	Not applicable	100% to 150%
TSR 75th percentile and above	Not applicable	150%

* The percent of units vesting varies within ranges in a linear manner from the low end of the range to the high end of the range based on the Company's TSR percentile.

EPS for the Company will be adjusted as the Committee deems appropriate in its sole discretion (i) to exclude the effect of extraordinary, unusual and/or nonrecurring items and (ii) to reflect such other factors as the Committee deems appropriate to fairly reflect earnings per share growth. Adjustments to the diluted EPS from continuing operations of S&P 500 companies will not normally be made.

Mr. Iger's new employment agreement provides that restricted stock units awarded after October 2, 2011, will have the performance test described above unless the Committee determines to revise the test in a way that does not materially diminish the value of the grant to Mr. Iger or the opportunity for such awards to become vested.

Units that were awarded prior to 2011 had performance tests and other vesting provisions as described in our proxy statements for the years in which the awards were issued.

The Committee may impose different vesting conditions on awards of restricted stock units other than the annual award. Restricted stock units awarded upon commencement of employment or execution of a new employment agreement are generally subject to the Section 162(m) test and are generally not subject to any additional performance test, although restricted stock units awarded to Mr. Iger in connection with the execution of his employment agreement in 2005, the last of which vested during fiscal 2011, were subject to a total shareholder return test based on total shareholder return from the date the agreement was originally entered into through the applicable vesting dates.

Equity awards are made by the Compensation Committee only on dates the Compensation Committee meets. Compensation Committee meetings are normally scheduled well in advance and are not scheduled with an eye to announcements of material information regarding the Company. The Committee may make an award with an effective date in the future contingent on commencement of employment, execution of a new employment agreement or some other subsequent event.

The Committee will not grant stock options with exercise prices below the fair market value of the Company's stock on the date of grant. The Company defines fair market value as the average of the high and low stock prices on the date of grant, which may be higher or lower than the closing price on that day. The Committee believes that the average of high and low prices is a better representation of the fair market value on the date of grant and tends to be less volatile than the closing price. The Committee will not reduce the exercise price of stock options (except in connection with adjustments to reflect recapitalizations, stock or extraordinary dividends, stock splits, mergers, spin-offs and similar events permitted by the relevant plan) without shareholder approval.

Risk Management Considerations. The Committee believes that the Company's performance-based bonus and equity programs create incentives to enhance long-term shareholder value. Several elements of the program are designed to promote the creation of long-term value and thereby discourage behavior that leads to excessive risk:

- The financial metrics used to determine the amount of an executive's bonus are measures the Committee believes drive long-term shareholder value. These measures are operating income, return on invested capital, after-tax free cash flow and earnings per share. The Committee sets ranges for these measures intended to encourage success without encouraging excessive risk taking to achieve short-term results. In addition, the overall bonus is not expected to exceed two times the target amount, no matter how much financial performance exceeds the ranges established at the beginning of the year.
- The measures used to determine whether performance-based stock units vest are based on one to four years of performance for awards granted before 2010, with all subsequent awards based on three years of performance. The Committee believes that the longer performance periods encourage executives to attain sustained performance over several periods, rather than performance in a single period.
- Stock options become exercisable over a four-year period and remain exercisable for up to ten years (seven years for options issued from 2005 to 2009) from the date of grant, encouraging executives to look to long-term appreciation in equity values.
- Named executive officers are required to acquire within five years of becoming an executive officer and hold as long as they are executive officers of the Company shares (including restricted stock units) having a value of at least three times their base salary amounts, or five times in the case of the chief executive officer. To the extent these levels have not been reached, these officers are required to retain ownership of shares representing at least 75% of the after-tax gain (100% in the case of the chief executive officer) realized on exercise of options for a minimum 12 months.
- If the Company is required to restate its financial results due to material non-compliance with financial reporting requirements under the securities laws as a result of misconduct by an executive officer, applicable law permits the Company to recover incentive compensation from that executive officer

(including profits realized from the sale of Company securities). In such a situation, the Board of Directors would exercise its business judgment to determine what action it believes is appropriate. Action may include recovery or cancellation of any bonus or incentive payments made to an executive on the basis of having met or exceeded performance targets during a period of fraudulent activity or a material misstatement of financial results if the Board determines that such recovery or cancellation is appropriate due to intentional misconduct by the executive officer that resulted in performance targets being achieved that would not have been achieved absent such misconduct.

Each of these elements of the compensation program other than the share retention requirements apply to all of the senior executives of the Company, and all but the share retention requirements and performance tests for equity awards apply to all participants in the program.

At the Compensation Committee's request, management conducted its annual assessment of the risk profile of the Company's compensation program, which included an inventory of the compensation programs at each of the Company's segments, an evaluation of whether any program contained elements that created risks of behavior that could have an adverse impact on the Company, and an evaluation of whether the impact of any program could be material to the Company. Management provided the results of this assessment to Pay Governance LLC, which evaluated the findings and reviewed them with the Committee. As a result of this review, the Committee determined that the risks arising from the Company's policies and practices are not reasonably likely to have a material adverse effect on the Company.

Fixed Compensation

Two elements of compensation for executive officers are not performance-based: base salary and benefits and perquisites, including pension benefits. These elements are discussed below.

Base Salary. Base salary provides fixed compensation to an individual that reflects his or her job responsibilities, experience, value to the Company, and demonstrated performance.

Salaries or minimum salaries for Mr. Iger, Mr. Rasulo, Mr. Braverman, Mr. Mayer and Ms. Parker are determined in their employment agreements. These salaries or minimum salaries and the amount of any increase over minimums are determined by the Compensation Committee based on its subjective evaluation of a variety of factors, including:

- the nature and responsibility of the position;
- the impact, contribution, expertise and experience of the individual executive;
- competitive market information regarding salaries to the extent available and relevant;
- the importance of retaining the individual along with the competitiveness of the market for the individual executive's talent and services; and
- the recommendations of the president and chief executive officer (except in the case of his own compensation).

Where not specified by contract, salaries are generally reviewed annually.

Benefits and Perquisites. Employment agreements with Mr. Iger, Mr. Rasulo, Mr. Braverman, Mr. Mayer and Ms. Parker provide that each is entitled to participate in employee benefits and perquisites generally made available to senior executives of the Company. Thus named executive officers receive benefits the Company provides to its salaried employees, including health care coverage, life and disability insurance protection, reimbursement of certain educational expenses and access to favorably priced group insurance coverage. The Company provides these benefits to help alleviate the financial costs and loss of income arising from illness, disability or death, to encourage ongoing education in job-related areas and to allow employees to take advantage of reduced insurance rates available for group policies.

In addition to the benefits provided to salaried employees generally, executive officers receive benefits and perquisites that are substantially the same as those offered to other officers of the Company at or above the level of vice president, including: the option of receiving an automobile supplied by the Company (including insurance, maintenance and fuel) or a monthly payment in lieu of the automobile benefit; relocation assistance; eligibility for reimbursement of up to $450 for health club membership or exercise equipment and reimbursement of up to $1,500 for an annual physical exam; complimentary access to the Company's theme parks and some resort facilities and discounts on Company merchandise and resort facilities; and personal use of tickets acquired by the Company for business entertainment when they become available because no business use has been arranged. In addition to the benefits and perquisites provided to other employees at or above the vice president level, executive officers may be eligible to receive basic financial planning services, enhanced excess liability coverage, increased relocation assistance, and an increased automobile benefit. The Company pays the cost of security services and equipment for the president and chief executive officer in an amount that the Board believes is reasonable in light of his security needs and, in the interest of security, requires the chief executive officer to use corporate aircraft for personal travel. Other senior executive officers are also permitted at times to use corporate aircraft for personal travel at the discretion of the chief executive officer.

Retirement Plans. The Company maintains defined benefit and defined contribution retirement programs for its salaried employees in which the Company's named executive officers participate. These programs aim to recruit and retain talent by helping provide financial security into retirement and rewarding and motivating tenure.

In addition to the Company's tax-qualified defined benefit plans, the Company maintains non-qualified defined benefit plans in which the named executive officers participate. All tax-qualified defined benefit plans have a maximum compensation limit and a maximum annual benefit, which limit the benefit to participants whose compensation exceeds these limits. In order to provide retirement benefits commensurate with salary levels, the non-qualified plans provide benefits to key salaried employees, including the named executive officers, using substantially the same formula for calculating benefits as is used under the tax-qualified plans but on compensation in excess of the compensation limitations and maximum benefit accruals for tax-qualified plans. Additional information regarding the terms of retirement programs for named executive officers is included in *"Compensation Tables — Pension Benefits"* beginning on page 42.

Competitive Considerations

In designing the Company's compensation program, the Committee seeks to offer compensation that responds to the competitive market for executive talent in such a way that the Company can attract executives of the highest caliber. We consider the competitive landscape in determining the mix of compensation elements, the level of compensation and other specific terms of compensation packages, and we seek to promote attraction and retention of executives by offering the opportunity for compensation that is competitively desirable in the event of successful performance.

The Company is a complex organization that operates and recruits talent across diverse industries and markets and necessarily must make each compensation decision in the context of the particular situation, including the characteristics of the business or businesses in which the individual operates and the individual's specific roles, responsibilities, qualifications and experience. The Company takes into account information about the competitive market for executive talent, but because of the complex mix of businesses in which the Company is engaged, the Company believes that strict benchmarking against selected groups of companies does not provide a meaningful basis for establishing compensation. Therefore, the Committee does not attempt to maintain a specific target percentile with respect to a specific list of benchmark companies in determining compensation for named executive officers. Rather, the Committee reviews information regarding competitive conditions from a variety of sources in making compensation decisions. These sources include broad public company indexes such as Fortune 100 companies and a group of companies proposed by management, which the Committee believes are relevant to its determinations in a number of respects, including size, complexity, diversity and global presence. The Committee periodically revises this group, which, throughout fiscal 2011, consisted of the following 28 companies:

- Accenture
- Amazon.com
- Apple
- AT&T
- CBS
- Cisco Systems
- Coca Cola
- Colgate Palmolive
- Comcast
- Dell
- DirectTV
- EMC
- Google
- Hewlett-Packard
- Intel
- IBM
- Johnson & Johnson
- Kimberly-Clark
- Microsoft
- News Corp.
- Oracle
- Pepsico
- Procter & Gamble
- Texas Instruments
- Time Warner Cable
- Time Warner
- Verizon Communications
- Viacom

Among these companies, the Committee pays particular attention to the compensation practices of the following five U.S. companies that are major, complex, diversified and publicly held entertainment companies, especially when evaluating compensation decisions with respect to the chief executive officer:

- CBS
- Comcast
- News Corp.
- Time Warner
- Viacom

Other Considerations

Employment Agreements. The Committee enters into employment agreements with senior officers when it determines that an employment agreement is desirable for the Company to obtain a measure of assurance as to the executive's continued employment in light of prevailing market competition for the particular position held by the executive officer, or where the Committee determines that an employment agreement is necessary and appropriate to attract an executive in light of market conditions, the prior experience of the executive or practices at the Company with respect to other similarly situated employees. With respect to the named executive officers, the Company has entered into employment agreements with Mr. Iger (for a term through June 30, 2016), Mr. Rasulo (for a term through January 31, 2015), Mr. Braverman (for a term through September 30, 2013), Mr. Mayer (for a term through September 30, 2012) and Ms. Parker (for a term through August 31, 2012).

Employment agreements with executive officers provide executive officers with certain benefits upon termination of their employment in various circumstances, as described under *"Compensation Tables — Payments and Rights on Termination,"* beginning on page 44. The termination provisions define the rights of the executives and the Company in various termination scenarios and serve a variety of purposes including providing benefits to the executive and his or her family in the event of the death or disability of the executive, defining when an executive can be terminated with cause and receive no further compensation, and clearly defining rights in the event of a termination in other circumstances.

The termination provisions are also designed to align executives' interests with long-term shareholder growth by providing that, in those circumstances in which bonus payments are made and equity awards vest after termination, the payments and awards are (except in the case of vesting of restricted stock units following termination due to death or disability) subject to the same performance measures (other than the test to assure deductibility under Section 162(m)) as apply if there is no termination.

Other material terms of the employment agreements with Mr. Iger, Mr. Rasulo, Mr. Braverman, Mr. Mayer and Ms. Parker are described under *"Fixed Compensation"* above and *"Fiscal 2011 Decisions"* below.

Tax deductibility. Section 162(m) of the Internal Revenue Code generally disallows a tax deduction to public corporations for compensation over $1,000,000 paid for any fiscal year to the corporation's chief executive officer and up to three other executive officers other than the chief financial officer whose compensation must be included in this proxy statement because they are the most highly compensated executive officers. However, the statute exempts qualifying performance-based compensation from the deduction limit if certain requirements are met. The Committee has structured awards to executive officers under the Company's annual performance-based bonus program and equity awards program to qualify for this exemption. However, the Committee believes that shareholder interests are best served if the Committee's discretion and flexibility in awarding compensation is not restricted, even though some compensation awards may result in non-deductible compensation expenses. Therefore, the Committee has approved salaries for executive officers that were not fully deductible because of Section 162(m) at the time of approval and retains the right to authorize payments or take other actions that can result in the payment of compensation that is not deductible for income tax purposes.

Fiscal 2011 Decisions

The following is a discussion of specific decisions made by the Compensation Committee in fiscal year 2011 or with respect to fiscal year 2011 compensation for the named executive officers. In making its decisions, the Committee considered specific comments received from shareholders. In particular, in connection with the advisory vote on executive compensation to be presented at the 2011 Annual Meeting, the Company received feedback from the Company's shareholder base regarding its practice of providing tax protection for certain executives who are subject to excise taxes on compensation received on termination following a change in control. In light of this feedback and considering evolving market practices, the Compensation Committee, prior to the 2011 Annual Meeting, adopted a policy that it will not, without shareholder approval, include reimbursement for excise taxes payable by an executive upon termination following a change in control in any future agreements with executive officers, and no agreement with executive officers contains such a provision at this time. Except where the Committee received specific feedback from shareholders, the Committee did not speculate as to the motivations behind the advisory vote, which, with approximately 77% of shares present and eligible to vote approving the resolution, the Committee considered to be generally favorable.

Employment Agreements

Shortly after the end of the fiscal year, the Compensation Committee recommended to the Board of Directors, and the Board (excluding Mr. Iger) approved, the terms of an amended and restated employment agreement for Mr. Iger, effective October 2, 2011. The term of Mr. Iger's prior employment agreement ended January 31, 2013 and the new agreement extends through June 30, 2016. The new employment agreement provides that Mr. Iger will serve as Chief Executive Officer and Chairman of the Board from the date of the 2012 Annual Meeting through April 1, 2015, and as Chairman of the Board from that date through June 30, 2016.

The new agreement provides that Mr. Iger's minimum annual salary will be $2.5 million, his minimum target bonus will be $12.0 million for each of fiscal 2012 through fiscal 2015 and $6 million in fiscal 2016, and the minimum fair value of his annual long-term target incentive compensation award will be $15.5 million in fiscal years 2012 through 2015 and $6 million in fiscal year 2016. As noted below, the Compensation Committee had set Mr. Iger's salary at $2,000,000 and his target bonus award and long-term incentive compensation award at $12 million for fiscal 2011, and his prior agreement had provided that the minimum salary, target bonus award and long-term incentive compensation award would be at least $2 million, $10 million and $9 million, respectively. Consistent with the Committee's policy of phasing out the

Family Income Assurance Plan, the new agreement specifies that Mr. Iger is no longer entitled to this benefit. As Mr. Iger's prior agreement was the last agreement to specifically provide for this benefit, no named executive officer is now eligible for this benefit.

Additional material terms for Mr. Iger's new employment agreement are described under "*Performance Based Compensation — Equity Based Compensation,*" "*Other Considerations — Employment Agreements*" above and "*Compensation Tables — Payments and Rights on Termination,*" beginning on page 44.

The Board's principal objectives in entering into the new employment agreement with Mr. Iger were to secure access to Mr. Iger's leadership and experience for an extended period and to provide for a path to succession with a smooth transition of his duties and responsibilities as chief executive officer toward the end of that period. The new target amounts for bonus and equity awards and the other provisions of the agreement were provided in exchange for extending the term of Mr. Iger's agreement and arrived at through negotiation with Mr. Iger and in consultation with the Committee's independent consultant and in light of information provided to the Committee and the Board by the consultant regarding compensation awarded to similarly situated officers of other companies.

Base Salary

Employment agreements with Mr. Iger, Mr. Rasulo, Mr. Braverman, Mr. Mayer and Ms. Parker provide for a base salary as follows:

- Mr. Iger's employment agreement in effect from fiscal 2005 to fiscal 2011 provided for Mr. Iger to receive an annual salary of at least $2,000,000. His new employment agreement provides for an annual salary of $2,500,000.
- Mr. Rasulo's employment agreement provides for an annual salary of $1,400,000 for the first year of the agreement, effective January 1, 2010, and provides for the Company to set an annual salary for subsequent years in its sole discretion as long as the amount is at least $1,400,000. Based on Mr. Iger's recommendation and Mr. Rasulo's performance during the preceding year, the Committee in fiscal 2011 approved an increase in Mr. Rasulo's salary to $1,450,000 effective January 1, 2011 and subsequently approved an increase in Mr. Rasulo's salary to $1,500,000 effective January 1, 2012.
- Mr. Braverman's employment agreement provides for an annual salary of $1,100,000 for the first year of the agreement, effective October 1, 2008, and provides for the Company to set an annual salary for subsequent years in its sole discretion as long as the amount is at least $1,100,000. Based on Mr. Iger's recommendation and Mr. Braverman's performance during the preceding year, the Committee in fiscal 2011 approved an increase in Mr. Braverman's salary from $1,150,000 to $1,200,000 effective January 1, 2011 and subsequently approved an increase in Mr. Braverman's salary to $1,240,000 effective January 1, 2012.
- Mr. Mayer's employment agreement provides for an annual salary of $700,000 for the first year of the agreement, effective October 1, 2008, and provides for the Company to set an annual salary of no less than that amount for subsequent years in its sole discretion. Based on Mr. Iger's recommendation and Mr. Mayer's performance during the preceding year, the Committee in fiscal 2011 approved an increase in Mr. Mayer's salary from $725,000 to $746,750 effective January 1, 2011 and subsequently approved an increase in Mr. Mayer's salary to $769,153 effective January 1, 2012.
- Ms. Parker's employment agreement provides for an annual salary of $550,000 for the first year of the agreement, effective September 1, 2009 and provides for the Company to set an annual salary for subsequent years in its sole discretion as long as the amount is at least $550,000. Based on Mr. Iger's recommendation and Ms. Parker's performance during the preceding year, the Committee in fiscal 2010 had approved an increase in Ms. Parker's salary to $625,000 effective September 1, 2010,

which remained in effect for calendar 2011, and subsequently approved an increase in Ms. Parker's salary to $650,000 effective January 1, 2012.

Annual Performance Bonuses for Named Executive Officers

The Committee approved the following target bonuses for the named executive officers for fiscal 2011:

Named Executive Officer	Target Bonus
Robert A. Iger	$12,000,000
James A. Rasulo	200% of fiscal year-end salary
Alan N. Braverman	200% of fiscal year-end salary
Kevin A. Mayer	125% of fiscal year-end salary
M. Jayne Parker	125% of fiscal year-end salary

For each named executive officer other than Mr. Iger and Ms. Parker, the targets were equal to the minimum amount set forth in their respective employment agreements in effect at the time the target bonus was set. The Committee increased Mr. Iger's target bonus from $10,000,000 in fiscal 2010 in light of Mr. Iger's exceptional leadership of the Company and its review of compensation awarded to the chief executives of the five other, large, publically traded diversified media companies (CBS, Viacom, News Corp., Time Warner and Comcast). The Committee increased Ms. Parker's target bonus from the contractual minimum of 100% of fiscal year-end salary in light of her extraordinary performance.

In November 2010, the Committee also selected four financial performance measures to be used in making the determination with respect to the 70% portion of the target bonus based on financial performance measures. The Committee selected operating income, return on invested capital, after-tax free cash flow and earnings per share and established the performance ranges and weightings shown in the table on the following page. The performance measures and relative weightings were the same as were used in fiscal 2010. The Committee selected the performance ranges based on recommendations of the chief executive officer and after reviewing the Company's annual operating plan for fiscal 2011 and the long-term strategic plan. The Committee determined that performance below the threshold level of each range represented performance at a level that, in light of planned business operations and expected conditions for the year, represented marginal performance and that the maximum of each range represented exceptional performance in light of these conditions and expectations. In light of easing of the macro-economic volatility experienced in recent years, the Committee established ranges for these measures that were approximately the same width relative to the absolute amount as those set for fiscal 2008 prior to the economic disruption in late 2008, with the exception of the range for free cash flow. The Committee maintained a wider range for free cash flow because recent experience demonstrated that this measure was subject to a high degree of volatility irrespective of macro-economic conditions.

At the same time, the Committee also approved other Company-wide performance factors to be used in making the determination with respect to the 30% portion of the target bonus for each of the named executive officers. The Committee approved the following factors based on the recommendation of Mr. Iger and the strategic objectives of the Company:

- Foster quality, creativity and innovation in how we create, market and distribute all of our products
- Manage efficiency across all areas of spending, with a specific focus on overhead expenses
- Invest in our people including an emphasis on diversity, leadership and improved communications
- Successfully integrate recent acquisitions

The bonuses awarded to the named executive officers were determined as follows:

- Performance for the fiscal year on the four financial performance measures was compared to the performance range for each of the measures established by the Committee at the beginning of the fiscal year. A performance factor was calculated for each of the four financial performance measures, with the performance factor equal to zero if the bottom of the performance range was not achieved and the factor increasing from 35% to 200% from the bottom of the performance range to the top of performance range. The resulting performance factor for each financial performance measure was multiplied by the weight shown below to arrive at a weighted multiple, and the four weighted multiples were added to arrive at an aggregate financial performance multiple, as shown below.

Performance Measure	Performance Range (dollars in millions except per share amounts)	Adjusted Actual Fiscal Year 2011 Performance (dollars in millions except per share amounts)	Resulting Performance Factor	Weight	Weighted Multiple
Operating income	$6,400-$9,600	$8,825	127%	.250	31.8%
Return on invested capital*	6.9%-10.8%	9.7%	127%	.250	31.8%
After-tax free cash flow**	$1,650-$5,611	$3,738	119%	.214	25.5%
Earnings per share	$1.66-$2.78	$2.54	141%	.286	40.3%
Aggregate Financial Performance Goal Multiple					129.4%

* "Return on invested capital" is aggregate segment operating income less corporate and unallocated shared expenses and income tax expense, divided by average net assets (including net goodwill) invested in operations, all on an equity basis (i.e., including Euro Disney and Hong Kong Disneyland on a basis that reflects actual ownership percentage rather than on a consolidated basis).

** "After-tax free cash flow" is cash provided by operations less investments in parks, resorts and other properties, all on an equity basis (i.e., including Euro Disney and Hong Kong Disneyland on a basis that reflects actual ownership percentage rather than on a consolidated basis).

In comparing actual performance for fiscal year 2011 to the performance ranges, the Committee excluded the impacts of loss on the sales of businesses and restructuring and impairment charges in determining the adjusted actual performance. The amounts included in the table above reflect these adjustments.

- The Committee then evaluated each officer's performance against the other performance objectives set forth above. With respect to performance by each executive officer, the Committee determined (in the case of Mr. Iger) and concurred with Mr. Iger's conclusions (with respect to the other executive officers) that:

- Mr. Iger impressively led the Company through a persistent difficult economic environment, achieving record revenue, operating income and earnings per share. These results reflected the benefit that the Company has begun to realize from long-term investments made earlier in Mr. Iger's tenure. At the same time, Mr. Iger continued to focus on important long-term strategic investments, particularly investments in key emerging international markets, including the beginning of construction of a new theme park in Shanghai and increased investment in the Indian and Russian media markets. Mr. Iger continued his strong work on developing executive leadership including identifying and promoting key talent, and he maintained his commitment to diversity including the appointment of a chief diversity officer.

- Mr. Rasulo provided excellent leadership of the financial function through initiatives he led or promoted to improve financial performance, including: the development of efficiencies in the creation and distribution of products; strategic acquisitions and investments; process improvements and expense reductions in administrative areas; and continued integration of Marvel. During the year, Mr. Rasulo also initiated a reorganization of the Company's corporate citizenship functions designed to expand and protect our efforts in this area. Mr. Rasulo also led the management of the Company's capital strategy, taking advantage of favorable markets to refinance debt at historically low rates.

- Mr. Braverman continued to lead the legal function with exceptional advice, outstanding results and forward-looking management. His accomplishments during the year included: sound advice to senior management and the Board of Directors on key legal and governance matters; favorable results in a number of key intellectual property and regulatory matters; promotion of strategic organizational changes for the legal team designed to develop leadership within the department and improve organizational effectiveness; increased diversity within the legal department; and development of a comprehensive global policy function.
- Mr. Mayer made important contributions in carrying out the Company's strategic priorities, most notably with a strong emphasis on further developing the Company's non-US businesses, including the development and implementation of a strategy for growth in India and development of a joint venture for the Disney Channel in Russia. Mr. Mayer also: helped promote the launch of new business initiatives in consumer products, the Company's on-line business and ABC News; negotiated and executed acquisitions in other important strategic areas; and restructured alliances and completed divestures to rationalize other business lines.
- Ms. Parker's strategic approach and collaborative style have led to dramatic improvements to the efficiency and effectiveness of the Company's human resources function across the enterprise. Her accomplishments during the year included: implementation of a well received redesign of the Company's salaried retirement program, including a thoughtful and comprehensive communications strategy; development of an enterprise-wide talent acquisition system; strengthening of the Company's diversity initiatives; and management of executive level talent planning initiatives.

In light of the factors described above and (except in the case of Mr. Iger), Mr. Iger's recommendations, the Committee established the individual performance factors set forth below for each of the named executive officers.

- The Committee then calculated final fiscal year 2011 bonuses for the named executive officers as follows, rounding as the Committee determined appropriate:

BONUS CALCULATION FOR FISCAL 2011

		Company Performance Amount			Individual Performance Amount			
	Target Bonus	70% of Target	Multiple	Subtotal	30% of Target	Multiple	Subtotal	Calculated Bonus Amount (Rounded)
Robert A. Iger	$12,000,000	$8,400,000	129%	$10,836,000	$3,600,000	130%	$4,680,000	$15,500,000
James A. Rasulo	2,900,000	2,030,000	129%	2,618,700	870,000	130%	1,131,000	3,750,000
Alan N. Braverman	2,400,000	1,680,000	129%	2,167,200	720,000	130%	936,000	3,100,000
Kevin A. Mayer	933,438	653,406	129%	842,894	280,031	130%	364,041	1,207,000
M. Jayne Parker	781,250	546,875	129%	705,469	234,375	130%	304,688	1,010,000

Long-Term Incentive Compensation

The Committee made regular annual equity awards to the named executive officers in January 2011. Consistent with the equity award policies described under "*Performance-Based Compensation — Equity-Based Compensation*" above, the Committee awarded restricted stock units and options, with 30% of the grant-date fair value of the award in the form of restricted stock units subject to performance vesting conditions in addition to the Section 162(m) test, 30% in the form of restricted stock units subject only to the Section 162(m) test and 40% in the form of options. The number of options and units awarded was determined by valuing stock unit awards at an amount equal to the dollar amount of the award allocated to stock units multiplied by the market price on the date of grant without taking into account any valuation adjustments related to achievement of performance tests. On this basis, the value of the award to Mr. Iger was $12,000,000. The value of the awards to Mr. Rasulo, Mr. Braverman, Mr. Mayer and Ms. Parker were $4,350,000, $2,400,000, $1,510,000 and $1,350,000, respectively. The number of restricted stock units and options is reflected in the Fiscal 2011 Grants of Plan Based Awards table on page 36 below.

In determining the annual grants of restricted stock units and options for each executive officer, the Committee considered the minimums required by employment agreements, where applicable, and the Company's overall long-term incentive guidelines for all executives, which attempt to balance, in the context of the competitive market for executive talent, the benefits of incentive compensation tied to performance of the Company's stock with the dilutive effect of equity compensation awards. The Committee also considered Mr. Iger's recommendations, except in the case of Mr. Iger's own agreement and award. In determining the size of the equity award for Mr. Iger, the Committee based its award on Mr. Iger's exceptional leadership of the Company and its review of compensation awarded to the chief executives of the five other, large, publically traded diversified media companies (CBS, Viacom, News Corp., Time Warner and Comcast).

Benefits and Perquisites

The Committee recommended to the Board of Directors, and the Board of Directors approved, changes to the Company's retirement plans during fiscal 2011. Pursuant to these changes, employees (including executive officers) commencing employment on and after January 1, 2012, will not participate in the Company's defined benefit plans but will instead participate in new defined contribution plans. In addition, for employees who continue to be covered by the defined benefit plans, for service on and after January 1, 2012, benefits will be calculated on the basis of a percentage of average pay equal to 1.25% of base salary, regular bonus, overtime and commissions, subject to a cap of $1 million of recognized total cash pay for any year from and after January 1, 2017. Benefits for named executive officers under the amended defined benefit plans are limited to the lesser of the amount calculated considering the new benefit formula and the amount the executive officer would have received if he or she continued to receive benefits under the existing plans as they were in force on December 31, 2011. The Company adopted the changes to its retirement plans to provide a consistent basis for determining retirement benefits among the employees of various business units and with the expectation that retirement plan costs would decrease over the long term compared to expected costs without the changes.

Deductibility of Compensation

Awards to executive officers under the Management Incentive Bonus Program and the long-term incentive program include a test specifically designed to ensure that the awards are fully deductible under Section 162(m). As required by Section 162(m), the criterion established must not be certain of being achieved at the time it is set. The regulations under Section 162(m) specifically indicate that a test based on profitability is not assured of being attained. Accordingly, our bonus program and equity award program both use a test based on adjusted net income, which means net income adjusted, as appropriate, to exclude the following items or variances: change in accounting principles; acquisitions; dispositions of a business; asset impairments; restructuring charges; extraordinary, unusual or infrequent items; and extraordinary litigation costs and insurance recoveries. For the one-year period ending at the end of fiscal 2011, the adjusted net income target was $2.94 billion, and the Company achieved adjusted net income of $4.8 billion. Net income was adjusted by increasing it to reflect losses on sales of businesses ($33 million) and restructuring and impairment charges ($8 million). Therefore, bonuses earned in fiscal 2011 and restricted stock units vesting based on fiscal 2011 results are deductible under Section 162(m).

Compensation Tables

The following table provides information concerning total compensation earned in fiscal 2009, fiscal 2010 and fiscal 2011 by the chief executive officer, the chief financial officer and the three other persons serving as executive officers at the end of fiscal 2011 who were the most highly compensated executive officers of the Company in fiscal 2011. These five officers are referred to as the named executive officers in this proxy statement. Information regarding the amounts in each column follows the table.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary[1]	Stock Awards	Option Awards	Non-Equity Incentive Plan Compensation	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation	Total
Robert A. Iger	2011	$2,000,000	$8,100,073[2]	$4,800,008	$15,500,000	$2,071,385[3]	$962,932	$33,434,398
President and Chief Executive	2010	2,000,000	7,359,060[2]	4,399,991	13,460,000	1,600,480[3]	798,433	29,617,964
Officer	2009	2,038,462	5,940,006	3,598,402	9,260,000	2,343,143[3]	741,601	23,921,614
James A. Rasulo	2011	1,436,538	2,936,333[2]	1,740,007	3,750,000	1,190,059[3]	21,205	11,074,142
Senior Executive Vice President	2010	1,350,769	2,809,839[2]	1,680,005	3,700,000	963,953[3]	30,556	10,535,122
and Chief Financial Officer								
Alan N. Braverman	2011	1,186,538	1,620,086[2]	960,004	3,100,000	853,475[3]	73,102	7,793,205
Senior Executive Vice President,	2010	1,133,654	3,027,854[2,4]	880,002	3,030,000	640,105[3]	56,395	8,768,010
General Counsel and Secretary	2009	1,120,769	4,487,539[4]	879,614	2,035,000	815,439[3]	34,150	9,372,511
Kevin A. Mayer	2011	740,894	1,019,278[2]	604,005	1,207,000	313,052[3]	20,085	3,904,314
Executive Vice President,	2010	716,827	1,137,357[2]	679,999	1,590,000	249,821[3]	20,160	4,394,164
Corporate Strategy and,	2009	713,269	996,633	603,737	900,000	257,100[3]	19,889	3,490,628
Business Development								
M. Jayne Parker	2011	625,000	911,337[2]	540,002	1,010,000	441,259[3]	38,205	3,565,803
Executive Vice President and	2010	556,634	802,861[2]	480,005	850,000	300,774[3]	27,501	3,017,775
Chief Human Resources Officer								

[1] The amounts reflect compensation for 53 weeks in fiscal year 2009 compared to 52 weeks in fiscal 2010 and fiscal 2011 due to the timing of fiscal period end.

[2] Stock awards for fiscal 2010 and 2011 include awards subject to performance conditions that were valued based on the probability that performance targets will be achieved. Assuming the highest level of performance conditions are achieved, the grant date stock award values for fiscal 2010 would be $8,250,068, $3,150,044, $3,206,060, $1,275,064, and $900,068 for Mr. Iger, Mr. Rasulo, Mr. Braverman, Mr. Mayer, and Ms. Parker, respectively, and the grant date stock award values for fiscal 2011 would be $9,000,082, $3,262,593, $1,800,096, $1,132,531, and $1,012,597 for Mr. Iger, Mr. Rasulo, Mr. Braverman, Mr. Mayer, and Ms. Parker, respectively.

[3] As described more fully under "Change in Pension Value and Nonqualified Deferred Compensation Earnings" below, the changes in pension value in fiscal 2009, fiscal 2010 and fiscal 2011 are driven largely by changes in the discount rate applied to calculate the present value of future pension payments.

[4] The amount recorded for fiscal 2010 includes $1,556,000 relating to an award of 50,000 restricted stock units scheduled to vest through 2014 awarded to Mr. Braverman in fiscal 2010 as provided in an employment agreement entered into in fiscal 2009 and upon Mr. Braverman's assumption of new duties in fiscal 2010. The amount recorded for fiscal 2009 includes $3,035,500 relating to an award of 100,000 restricted stock units scheduled to vest through 2012 awarded to Mr. Braverman in fiscal 2009 as an inducement to enter into the employment agreement.

Salary. This column sets forth salary earned during each fiscal year, none of which was deferred.

Stock Awards. This column sets forth the grant date fair value of grants during each fiscal year of restricted stock units awarded as part of the Company's long-term incentive compensation program. The grant date fair value of all restricted stock unit awards is equal to the number of units awarded times the average of the high and low trading price of the Company's common stock on the grant date subject to valuation adjustments for restricted stock units that have performance vesting conditions other than the test to assure deductibility under Section 162(m). The valuation adjustments are determined using a Monte Carlo simulation that determines the probability that the performance targets will be achieved. The grant date fair value of restricted stock units awarded during fiscal 2011 is also included in the Grants of Plan Based Awards table on page 36.

Option Awards. This column sets forth the grant date fair value of grants during each fiscal year of options awarded to the named executive officers. The grant-date fair values of options were calculated using the binomial model. The assumptions used in estimating the fair value of options are set forth in footnote 13 to the Company's Audited Financial Statements for fiscal year 2011. The grant date fair value of options awarded during fiscal 2011 is also included in the Grants of Plan Based Awards table on page 36.

Non-Equity Incentive Plan Compensation. This column sets forth the amount of compensation earned by the named executive officers under the Company's Management Incentive Bonus program during each fiscal year. A description of the Company's annual performance-based bonus program is included in the discussion of *"Performance Based Compensation"* in the *"Compensation Objectives and Program Design"* section, and the determination of performance-based bonuses for fiscal 2011 is described in the discussion of "*Annual Performance Bonus for Named Executive Officers*" in the "*Fiscal 2011 Decisions*" section, of the *Compensation Discussion and Analysis,* beginning on page 14.

Change in Pension Value and Nonqualified Deferred Compensation Earnings. This column reflects the aggregate change in the actuarial present value of each named executive officer's accumulated benefit under all defined benefit plans, including supplemental plans, during each fiscal year reported. The amounts recorded in this column vary with a number of factors, including the discount rate applied to determine the value of future payment streams. As a result of a reduction in prevailing interest rates in the credit markets since late 2008, the discount rate used pursuant to pension accounting rules to calculate the present value of future payments decreased from 5.75% for fiscal 2009 to 4.75% for fiscal 2011 driving the substantial increases in the present value of future payments reported for fiscal 2010 and fiscal 2011. The increase in pension value resulting from the change in the discount rate does not result in any increase in the benefits payable to participants under the plan.

None of the named executive officers had earnings on deferred compensation other than Mr. Iger, whose earnings on deferred compensation, which are disclosed below under *"Deferred Compensation,"* were not above market rates and therefore are not included in this column.

All Other Compensation. This column sets forth compensation that is not included in other columns, including:

- the incremental cost to the Company of perquisites and other personal benefits;
- the amount of Company contributions to employee savings plans; and
- the dollar value of insurance premiums paid by the Company with respect to excess liability insurance for the named executive officers.

In accordance with SEC interpretations of its rules, the table includes the incremental cost of some items that are provided to executives for business purposes but which may not be considered integrally related to the executive's duties.

The following table identifies the incremental cost of each perquisite or personal benefit that exceeded the greater of $25,000 or 10% of the total amount of perquisites and personal benefits for a named executive officer in fiscal 2011.

FISCAL 2011 PERQUISITES AND PERSONAL BENEFITS				
	Personal Air Travel	Security	Other	Total
Robert A. Iger	$371,439	$561,303	$24,465	$957,207
James A. Rasulo	—	—	15,633	15,633
Alan N. Braverman	37,364	—	29,955	67,319
Kevin A. Mayer	—	—	14,750	14,750
M. Jayne Parker	—	—	32,974	32,974

The incremental cost of the items specified above was determined as follows:

- Personal air travel: the actual catering costs, landing and ramp fees, fuel costs and lodging costs incurred by flight crew plus a per hour charge based on the average hourly maintenance costs for the aircraft during the year for flights that were purely personal in nature, and a pro rata portion of catering costs where personal guests accompanied executives on flights that were business in nature. Where a personal flight coincided with repositioning of aircraft following a business flight, only incremental costs of the flight compared to an immediate repositioning of the aircraft are included. As noted on page 25, above, Mr. Iger is required for security reasons to use corporate aircraft for personal travel.
- Security: actual costs incurred by the Company for providing security equipment and services.

The column labeled "Other" in the table above includes, to the extent an executive elected to receive any of those benefits, the incremental cost to the Company of the vehicle benefit, personal air travel where the cost to the Company for personal air travel is less than $25,000, reimbursement of up to $450 for health club membership or exercise equipment, reimbursement of up to $1,500 for an annual physical exam and reimbursement of expenses for financial consulting. Executives also are entitled to the other benefits described in the *Compensation Discussion and Analysis* under the discussion of *"Fixed Compensation"* in the *"Compensation Objectives and Program Design"* section, which either involved no incremental cost to the Company or are offered through programs that are available to substantially all of the Company's salaried employees.

Grants of Plan Based Awards

The following table provides information concerning the range of awards available to named executive officers under the Company's management incentive bonus program for fiscal 2011 and information concerning option and restricted stock unit awards made to named executive officers during fiscal 2011. Additional information regarding the amounts in each column follows the table.

FISCAL 2011 GRANTS OF PLAN BASED AWARDS

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Option Awards: Number of Securities Underlying Options	Exercise or Base Price of Option Awards	Grant Date Closing Price of Shares Underlying Options	Grant Date Fair Value of Stock and Option Awards
	Grant Date	Threshold	Target	Maximum	Threshold	Target	Maximum				
Robert A. Iger	1/26/11							437,679	$39.65	$39.44	$4,800,008
	1/26/11				90,801	181,602	227,003				8,100,073[1]
		$4,200,000	$12,000,000	$24,000,000							
James A. Rasulo	1/26/11							158,659	39.65	39.44	1,740,007
	1/26/11				32,916	65,832	82,290				2,936,333[1]
		$1,015,000	$ 2,900,000	$ 5,800,000							
Alan N. Braverman	1/26/11							87,536	39.65	39.44	960,004
	1/26/11				18,161	36,322	45,403				1,620,086[1]
		$ 840,000	$ 2,400,000	$ 4,800,000							
Kevin A. Mayer	1/26/11							55,075	39.65	39.44	604,005
	1/26/11				11,426	22,852	28,565				1,019,278[1]
		$ 326,703	$ 933,438	$ 1,866,876							
M. Jayne Parker	1/26/11							49,239	39.65	39.44	540,002
	1/26/11				10,216	20,432	25,540				911,337[1]
		$ 273,438	$ 781,250	$ 1,562,500							

[1] Stock awards for fiscal 2011 include awards subject to performance conditions that were valued based on the probability that performance targets will be achieved. Assuming the highest level of performance conditions are achieved, the grant date stock award values for fiscal 2011 would be $9,000,082, $3,262,593, $1,800,096, $1,132,531 and $1,012,597 for Mr. Iger, Mr. Rasulo, Mr. Braverman, Mr. Mayer and Ms. Parker, respectively.

Grant date. The Compensation Committee awarded the annual grant of stock options and restricted stock units for fiscal 2011 on January 26, 2011. The Compensation Committee approved awards under the Management Incentive Bonus Program on November 29, 2011.

Estimated Future Payouts Under Non-equity Incentive Plan Awards. As described in the *Compensation Discussion and Analysis,* the Compensation Committee sets target bonuses at the beginning of the fiscal year under the Company's Management Incentive Bonus Program and the Amended and Restated 2002 Executive Performance Plan, and bonuses for named executive officers will, except in special circumstances such as unusual challenges or extraordinary successes, range from 35% to 200% of the target amount based on financial performance factors and other performance factors for the fiscal year, but the bonus may be zero if performance factors (including the Section 162(m) test) fall below threshold amounts or less than the calculated amounts if the Committee otherwise decides to reduce the bonus. As addressed in the discussion of Fiscal 2011 Decisions in the *Compensation Discussion and Analysis,* the employment agreements of Mr. Iger, Mr. Rasulo, Mr. Braverman, Mr. Mayer and Ms. Parker set a minimum target bonus. This column shows the range of bonus amounts for each named executive officer from the threshold to the maximum based on the target set at the beginning of the fiscal year. The actual amounts awarded for fiscal 2011 are set forth in the Summary Compensation Table in the Non-Equity Incentive Plan Compensation column.

Estimated Future Payouts Under Equity Incentive Plan Awards. This column sets forth the number of restricted stock units awarded to the named executive officers during fiscal 2011 that are subject to performance tests as described below and/ or to the test to assure eligibility for deduction under Section 162(m). These include units awarded to each of the named executive officers as part of the annual grant in January 2011, 50% of which are subject to the performance tests described in the

Compensation Discussion and Analysis under the heading *"Performance-based Compensation — Equity-based Compensation"* and all of which are subject to the test to assure eligibility under Section 162(m).

Vesting dates for all restricted stock units held as of the end of fiscal year 2011 are described under *"Outstanding Equity Awards,"* below.

In each of the cases described above (assuming the Section 162(m) test is met, where applicable):

- If the total shareholder return test is below the 25th percentile and the earnings per share test is below the 50th percentile, the named executive officer will be entitled to receive on the applicable vesting date a number of shares equal to that set forth in the "threshold" column, plus any shares received as dividend equivalents prior to vesting, comprised of only those shares that are subject only to the Section 162(m) test. In this circumstance, none of the shares that are subject to additional performance tests will vest.
- If the total shareholder return equals or exceeds the 25th percentile or earnings per share equals or exceeds the 50th percentile, the named executive officer will receive a number of shares equal to (a) those shares that are subject to only the Section 162(m) test; plus (b) the percentage of shares that are subject to additional performance tests as set forth in the table on page 22 (plus, in each case, any shares received as dividend equivalents prior to vesting). For example, the total number of shares vesting would equal the number in the "target" column if, on the measurement date, the total shareholder return test is met at the 50th percentile, and at the number in the "maximum" column if the total shareholder return equals or exceeds the 75th percentile.

(When dividends are distributed to stockholders, dividend equivalents are credited in an amount equal to the dollar amount of dividends on the number of units held on the dividend record date divided by the fair market value of the Company's shares of common stock on the dividend distribution date.)

If the Section 162(m) test is not met on any measurement date, the executive would receive no shares on the applicable vesting date.

All Other Option Awards: Number of Securities Underlying Options. This column sets forth options awarded to the named executive officers as part of the annual grant in January 2011. Vesting dates for these options are described under *"Outstanding Equity Awards,"* below. The options are scheduled to expire ten years after the date of grant.

Exercise or Base Price of Option Awards; Grant Date Closing Price of Shares Underlying Options. These columns set forth the exercise price for each option grant and the closing price of the Company's common stock on the date of grant. The exercise price is equal to the average of the high and low trading price on the grant date, which may be higher or lower than the closing price on the grant date.

Grant Date Fair Value of Stock and Option Awards. This column sets forth the grant date fair value of stock and option awards calculated in accordance with applicable accounting requirements. The grant date fair value of all restricted stock unit awards and options is determined as described on page 34, above.

Outstanding Equity Awards

The following table provides information concerning unexercised options and unvested restricted stock unit awards held by the named executive officers of the Company as of October 1, 2011. Information regarding the amounts in the columns follows the table.

OUTSTANDING EQUITY AWARDS AT END OF FISCAL 2011

		Option Awards				Stock Awards			
								Equity Incentive Plan Awards	
	Grant Date	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Option Exercise Price	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested	Market Value of Shares or Units of Stock That Have Not Vested	Number of Unearned Units That Have Not Vested	Market Value of Unearned Units That Have Not Vested
Robert A. Iger	1/10/2007	377,778	—	$34.27	1/10/2014	—	—	—	—
	1/9/2008	315,789	105,264(A)	29.90	1/9/2015	—	—	—	—
	1/30/2008	—	—	—	—	—	—	103,876(B)	$3,132,894
	1/31/2008	1,500,000	1,500,000(C)	29.51	1/31/2015	—	—	—	—
	1/14/2009	240,000	240,000(D)	20.81	1/14/2016	—	—	147,188(E)	4,439,190
	1/13/2010	116,394	349,184(F)	31.12	1/13/2020	—	—	241,296(G)	7,277,498
	1/26/2011	—	437,679(H)	39.65	1/26/2021	—	—	227,003(I)	6,846,395
James A. Rasulo	1/22/2004	150,000	—	$24.64	1/22/2014	—	—	—	—
	1/9/2006	55,000	—	24.87	1/9/2013	—	—	—	—
	1/10/2007	99,000	—	34.27	1/10/2014	—	—	—	—
	1/9/2008	78,948	26,316(A)	29.90	1/9/2015	13,130(J)	$395,997	—	—
	1/30/2008	—	—	—	—	—	—	12,984(K)	$ 391,597
	1/14/2009	56,000	56,000(D)	20.81	1/14/2016	17,161(L)	517,586	17,183(L)	518,245
	1/13/2010	44,441	133,326(F)	31.12	1/13/2020	—	—	92,132(G)	2,778,699
	1/26/2011	—	158,659(H)	39.65	1/26/2021	—	—	82,290(I)	2,481,866
Alan N. Braverman	1/22/2004	150,000	—	$24.64	1/22/2014	—	—	—	—
	1/3/2005	60,000	—	28.04	1/3/2012	—	—	—	—
	1/9/2006	87,000	—	24.87	1/9/2013	—	—	—	—
	1/10/2007	92,000	—	34.27	1/10/2014	—	—	—	—
	1/9/2008	63,158	21,053(A)	29.90	1/9/2015	—	—	—	—
	1/30/2008	—	—	—	—	—	—	20,776(B)	$ 626,591
	10/2/2008	—	—	—	—	—	—	51,938(M)	1,566,447
	1/14/2009	58,667	58,667(D)	20.81	1/14/2016	—	—	35,980(E)	1,085,162
	1/13/2010	—	—	—	—	—	—	50,509(N)	1,523,366
	1/13/2010	23,279	69,837(F)	31.12	1/13/2020	—	—	48,261(G)	1,455,545
	1/26/2011	—	87,536(H)	39.65	1/26/2021	—	—	45,403(I)	1,369,339
Kevin A. Mayer	1/10/2007	44,000	—	$34.27	1/10/2014	—	—	—	—
	1/9/2008	33,158	11,053(A)	29.90	1/9/2015	—	—	—	—
	1/30/2008	—	—	—	—	—	—	10,906(B)	$ 328,925
	1/14/2009	—	40,267(D)	20.81	1/14/2016	—	—	24,696(E)	744,817
	1/13/2010	17,988	53,965(F)	31.12	1/13/2020	—	—	37,293(G)	1,124,757
	1/26/2011	—	55,075(H)	39.65	1/26/2011	—	—	28,565(I)	861,520
M. Jayne Parker	1/28/2002	8,000	—	$22.20	1/28/2012	—	—	—	—
	1/22/2004	7,200	—	24.64	1/22/2014	—	—	—	—
	1/3/2005	4,800	—	28.04	1/3/2012	—	—	—	—
	1/9/2006	6,400	—	24.87	1/9/2013	—	—	—	—
	1/10/2007	6,000	—	34.27	1/10/2014	—	—	—	—
	1/9/2008	5,684	1,895(A)	29.90	1/9/2015	903(J)	$ 27,232	—	—
	1/30/2008	—	—	—	—	—	—	893(K)	$ 26,933
	1/14/2009	8,571	8,572(D)	20.81	1/14/2016	1,809(L)	54,566	1,811(L)	54,625
	1/13/2010	12,697	38,094(F)	31.12	1/13/2020	—	—	26,325(G)	793,968
	1/26/2011	—	49,239(H)	39.65	1/26/2021	—	—	25,540(I)	770,286

Number of Securities Underlying Unexercised Options: Exercisable and Unexercisable. These columns report, for each officer and for each grant made to the officer, the number of shares of common stock that can be acquired upon exercise of outstanding options. The vesting schedule for each grant with unexercisable options is shown under "*Vesting Schedule,*" below with options identified by the letter following the number of shares underlying options that are unexercisable. Vesting of options held by named executive officers may be accelerated in the circumstances described under *"Payments and Rights on Termination,"* below.

Number; Market Value of Shares or Units of Stock That Have Not Vested. These columns report the number and market value, respectively, of shares underlying each grant of restricted stock units to each officer that *is not* subject to performance vesting conditions nor the test to assure eligibility for deduction pursuant to Section 162(m). The number of shares includes dividend equivalent units that have accrued for dividends payable through October 1, 2011. The market value is equal to the number of shares underlying the units times the closing market price of the Company's common stock on Friday, September 30, 2011, the last trading day of the Company's fiscal year. The vesting schedule for each grant is shown below, with grants identified by the letter following the number of shares underlying the grant. Vesting of restricted stock units held by named executive officers may be accelerated in the circumstances described under "*Payments and Rights on Termination,*" below.

Number; Market Value of Unearned Units That Have Not Vested. These columns report the maximum number and market value, respectively, of shares underlying each grant of restricted stock units to each officer that *is* subject to performance vesting conditions and/or the test to assure eligibility for deduction pursuant to Section 162(m). The number of shares includes dividend equivalent units that have accrued for dividends payable through October 1, 2011. The market value is equal to the number of shares underlying the units times the closing market price of the Company's common stock on Friday, September 30, 2011, the last trading day of the Company's fiscal year. The vesting schedule and performance tests and/or the test to assure eligibility under Section 162(m) are shown "*Vesting Schedule,*" below.

Vesting Schedule. The options reported above that are not yet exercisable and restricted stock units that have not yet vested are scheduled to become exercisable and vest as set forth below.

(A) Options granted January 9, 2008: The remaining unexercisable options became exercisable on January 9, 2012.

(B) Restricted stock units granted January 30, 2008 subject to performance tests. The remaining units are scheduled to vest on January 30, 2012, except that vesting of half of the units is also subject to satisfaction of a total shareholder return or earnings per share test as described in prior proxy statements.

(C) Options granted January 31, 2008 in connection with the extension of Mr. Iger's employment agreement: 500,000 of the options become exercisable on January 31, 2012 and options with respect to 1,000,000 shares become exercisable on January 31, 2013.

(D) Options granted January 14, 2009: One half of the remaining unexercisable options became exercisable on January 14, 2012 and the remaining unexercisable options are scheduled to become exercisable on January 14, 2013.

(E) Restricted stock units granted January 14, 2009 subject to performance tests. Approximately 25% of the units vested on January 14, 2012. The remaining units are scheduled to vest on January 14, 2013, subject to determination that the test to assure eligibility under Section 162(m) was satisfied, except that vesting of two thirds of the units is also subject to satisfaction of a total shareholder return or earnings per share test as described in prior proxy statements.

(F) Options granted January 13, 2010: One third of the remaining options became exercisable on January 13, 2012. One half of the then remaining unexercisable options are scheduled to become exercisable on each of January 13, 2013 and 2014.

(G) Restricted stock units granted January 13, 2010 subject to performance tests. Approximately 11% of the units vested on January 13, 2012. One eighth of the then remaining units are scheduled to vest on each of January 13, 2013 and 2014, in each case subject to determination that the test to assure eligibility under Section 162(m) was satisfied. Three fourths of the units remaining after January 13, 2012 are scheduled to vest on January 13, 2013, subject to determination that the test to assure eligibility under Section 162(m) was satisfied and also subject to satisfaction of a total shareholder return or earnings per share test described in prior proxy statements. The amount shown is the maximum number of units that could vest.

(H) Options granted January 26, 2011: One-fourth of the remaining unexercisable options become exercisable on each of January 26, 2012, 2013, 2014 and 2015.

(I) Restricted stock units granted January 26, 2011 subject to performance tests: 10% of the units vest on each of January 26, 2012, 2013, 2014 and 2015, in each case subject to determination that the test to assure eligibility under Section 162(m) was satisfied. The remaining units vest January 26, 2014 subject to determination that the test to assure eligibility under Section 162(m) was satisfied and also subject to satisfaction of the total shareholder return and earnings per share test described under "*Compensation Discussion and Analysis — Compensation Objectives and Program Design — Performance-based Compensation — Equity-based Compensation*," above, with the number of units vesting depending on the level at which the tests were satisfied. The amount shown is the maximum number of units that could vest.

(J) Restricted stock units granted January 9, 2008: The remaining units are scheduled to vest on January 30, 2012.

(K) Restricted stock units granted January 30, 2008 subject to performance tests. The remaining units are scheduled to vest on January 30, 2012, subject to satisfaction of total shareholder return or earnings per share test described in prior proxy statements.

(L) Restricted stock units granted January 14, 2009, half of which were subject to performance tests: Approximately 25% of the units vested on January 14, 2012. The remaining units are scheduled to vest on January 14, 2013, except that vesting of two thirds of the units is subject to satisfaction of a total shareholder return or earnings per share test as described in prior proxy statements.

(M) Restricted units awarded to Mr. Braverman on October 2, 2008 in connection with the execution of his new employment agreement. The remaining units are scheduled to vest on October 2, 2012, subject to the test to assure eligibility under Section 162(m).

(N) Restricted stock units awarded to Mr. Braverman on January 13, 2010 pursuant to his employment agreement in connection with his assumption of new responsibilities. One half of these units vested January 13, 2012. The remaining units are scheduled to vest on January 13, 2014, subject to the test to assure eligibility under Section 162(m).

Option Exercises and Stock Unit Vesting During Fiscal 2011

The following table provides information concerning exercises of options and vesting of restricted stock units held by the named executive officers during fiscal 2011.

FISCAL 2011 OPTION EXERCISE AND STOCK VESTED

	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise	Value Realized on Exercise	Number of Shares Acquired on Vesting	Value Realized on Vesting
Robert A. Iger	685,241	$8,194,372	343,553	$13,169,176
James A. Rasulo	255,000	2,924,045	61,929	2,427,688
Alan N. Braverman	421,500	6,909,285	114,483	4,345,369
Kevin A. Mayer	110,267	1,695,036	34,067	1,335,258
M. Jayne Parker	2,882	13,733	7,019	275,075

The value realized on exercise of options is equal to the amount per share at which the executive sold shares acquired on exercise (all of which occurred on the date of exercise) minus the exercise price of the options times the number of shares acquired on exercise of the options. The value realized on vesting of stock awards is equal to the closing market price of the Company's common stock on the date of vesting times the number of shares acquired upon vesting. The number of shares and value realized on vesting includes shares that were withheld at the time of vesting to satisfy tax withholding requirements.

Equity Compensation Plans

The following table summarizes information, as of October 1, 2011, relating to equity compensation plans of the Company pursuant to which grants of options, restricted stock, restricted stock units or other rights to acquire shares may be granted from time to time.

EQUITY COMPENSATION PLANS

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders[1]	114,121,462[2]	$29.20[3]	70,387,259[4]
Equity compensation plans not approved by security holders	–	–	–
Total	114,121,462[2]	$29.20[3]	70,387,259[4]

[1] These plans are the Company's 2011 Stock Incentive Plan, The Walt Disney Company/Pixar 1995 Stock Plan, and The Walt Disney Company/Pixar 2004 Equity Incentive Plan (Disney/Pixar Plans were assumed by the Company in connection with the acquisition of Pixar).

[2] Includes an aggregate of 31,980,600 restricted stock units and performance-based restricted stock units. Also includes options to purchase an aggregate of 13,327,623 shares, at a weighted average exercise price of $26.64, and 518 restricted stock units, in each case granted under plans assumed by the Company in connection with the acquisition of Pixar, which plans were approved by the shareholders of Pixar prior to the Company's acquisition.

[3] Weighted average exercise price of outstanding options; excludes restricted stock units and performance-based restricted stock units.

[4] Includes 448,221 securities available for future issuance under plans assumed by the Company in connection with the acquisition of Pixar, which plans were approved by the shareholders of Pixar prior to the Company's acquisition.

Pension Benefits

The Company maintains a tax-qualified, noncontributory retirement plan, called the Disney Salaried Pension Plan D (formerly known as the Disney Salaried Retirement Plan), for salaried employees who commenced employment before January 1, 2012 and who have completed one year of service. Benefits are based on a percentage of total average monthly compensation multiplied by years of credited service. Average monthly compensation includes overtime, commission and regular bonus and is calculated based on the highest five consecutive years of compensation during the ten year period prior to termination or retirement, whichever is earlier. For service years prior to 2012, average monthly compensation considers only base salary, benefits were based on a somewhat higher percentage of average monthly compensation, and benefits included a flat dollar amount based solely on years and hours of service. Retirement benefits are non-forfeitable after three years of vesting service (five years of vesting service prior to 2012), or at age 65 after one year of service. Actuarially reduced benefits are paid to participants whose benefits are non-forfeitable and who retire before age 65 but on or after age 55.

In calendar year 2011, the maximum compensation limit under a tax-qualified plan was $245,000 and the maximum annual benefit that may be accrued under a tax-qualified defined benefit plan was $195,000. To provide additional retirement benefits for key salaried employees, the Company maintains a supplemental nonqualified, unfunded plan, the Amended and Restated Key Plan, which provides retirement benefits in excess of the compensation limitations and maximum benefit accruals under tax-qualified plans. Under this plan, benefits are calculated in the same manner as under the Disney Salaried Pension Plan D, including the differences in benefit determination for years before and after January 1, 2012, described above, except as follows:

- starting on January 1, 2017, average annual compensation used for calculating benefits under the plans for any participant will be capped at the greater of $1,000,000 and the participant's average annual compensation determined as of January 1, 2017;
- benefits for named executive officers are limited to the amount the executive officer would have received had the plan in effect prior to its January 1, 2012 amendment continued without change;
- deferred amounts of base salary for years prior to 2006 and equity compensation paid in lieu of bonus are recognized for purposes of determining applicable retirement benefits.

Company employees (including two of the named executive officers) who transferred to the Company from ABC, Inc. after the Company's acquisition of ABC are also entitled to benefits under the Disney Salaried Pension Plan A (formerly known as the ABC, Inc. Retirement Plan) and a Benefits Equalization Plan which, like the Amended and Restated Key Plan, provides eligible participants retirement benefits in excess of the compensation limits and maximum benefit accruals that apply to tax-qualified plans. A term of the 1995 purchase agreement between ABC, Inc. and the Company provides that employees transferring employment to coverage under a Disney pension plan will receive an additional benefit under Disney plans equal to (a) the amount the employee would receive under the Disney pension plans if all of his or her ABC service were counted under the Disney pension less (b) the combined benefits he or she receives under the ABC plan (for service prior to the transfer) and the Disney plan (for service after the transfer). Both Mr. Iger and Mr. Braverman transferred from ABC, and each receives a pension benefit under the Disney plans to bring his total benefit up to the amount he would have received if all his years of service had been credited under the Disney plans. (The effect of these benefits is reflected in the present value of benefits under the Disney plans in the table below).

Mr. Iger, Mr. Rasulo and Mr. Braverman are currently eligible for early retirement. The early retirement reduction is 50% at age 55, decreasing to 0% at age 65.

The following table sets forth the present value to each of the named executive officers of the pension benefits to which he or she is entitled under each of the plans described above. The present values assume each officer retires at age 65 for purposes of the Disney Salaried Pension Plan D and the Amended and Restated Key Plan and age 62 for purposes of the Disney Salaried Pension Plan A, and the Amended and Restated Benefit Equalization Plan of ABC, Inc. Age 65 is the normal retirement age under each of the plans and is also the age at which unreduced benefits are payable, except the earliest age at which unreduced benefits are payable under the ABC plans is age 62 for service years prior to 2012. The values also assume straight life-annuity payment for an unmarried participant. Participants may elect other actuarially reduced forms of payment, such as joint and survivor benefits and payment of benefits for a period certain irrespective of the death of the participant.

FISCAL YEAR END 2011 PENSION BENEFITS

Name	Plan Name	Number of Years of Credited Service at Fiscal Year End	Present Value of Accumulated Benefit at Fiscal Year End	Payments During Last Fiscal Year
Robert A. Iger	Disney Salaried Pension Plan D	12	$ 730,007	–
	Disney Amended and Restated Key Plan	12	5,173,238	–
	Disney Salaried Pension Plan A	25	913,083	–
	Benefit and Equalization Plan of ABC, Inc.	25	7,208,789	–
	Total		$14,025,117	–
James A. Rasulo	Disney Salaried Pension Plan D	26	$ 968,276	–
	Disney Amended and Restated Key Plan	26	4,076,779	–
	Total		$ 5,045,055	–
Alan N. Braverman	Disney Salaried Pension Plan D	9	$ 728,170	–
	Disney Amended and Restated Key Plan	9	2,107,751	–
	Disney Salaried Pension Plan A	9	270,079	–
	Benefit and Equalization Plan of ABC, Inc.	9	1,505,758	–
	Total		$ 4,611,757	–
Kevin A. Mayer	Disney Salaried Pension Plan D	14	$ 389,465	–
	Disney Amended and Restated Key Plan	14	731,910	–
	Total		$ 1,121,375	–
M. Jayne Parker	Disney Salaried Pension Plan D	23	$ 701,863	–
	Disney Amended and Restated Key Plan	23	545,625	–
	Total		$ 1,247,488	–

The present values were calculated using the 4.75% discount rate assumption set forth in footnote 11 to the Company's Audited Financial Statements for fiscal year 2011 and using actuarial factors including RP2000 white collar combined mortality table projected 20 years for males and females. The present values shown in the table are not available as lump sum payment under the plans.

Deferred Compensation

The Company does not now defer current compensation of any named executive officer on a basis that is not tax qualified, but from 2000 to 2005, $500,000 per year of Mr. Iger's annual salary was deferred. Mr. Iger's employment agreement provides that the deferred compensation will be paid, together with interest at the applicable federal rate for mid-term treasuries, reset annually, no later than 30 days after Mr. Iger is no longer subject to the provisions of Section 162(m) of the Internal Revenue Code (or at such later date as is necessary to avoid the imposition of an additional tax on Mr. Iger under Section 409A of the Internal Revenue Code). The interest rate is adjusted annually in March and the weighted average interest rate for fiscal 2011 was 2.54%. The following table sets forth the earnings on the deferred amount in fiscal 2011 and the aggregate balance including accumulated earnings as of October 1, 2011. There were no additions during the fiscal year to the deferred amount by either the Company or Mr. Iger other than these earnings and no withdrawals during the fiscal year. Because the earnings during this year and previous years were not above market or preferential, these amounts are not included in the Summary Compensation Table.

FISCAL 2011 NONQUALIFIED DEFERRED COMPENSATION

Aggregate Earnings in Last Fiscal Year	Aggregate Balance at Last Fiscal Year End
$94,918	$3,825,744

Payments and Rights on Termination

Our named executive officers may receive compensation in connection with the termination of their employment. This compensation is payable pursuant to (a) the terms of compensation plans applicable by their terms to all participating employees and (b) the terms of employment agreements of Mr. Iger, Mr. Rasulo, Mr. Braverman, Mr. Mayer and Ms. Parker. The availability, nature and amount of this compensation differ depending on whether employment terminates because of:

- death or disability;
- the Company's termination of the executive pursuant to the Company's termination right or the executive's decision to terminate because of action the Company takes or fails to take;
- the Company's termination of the employee for cause; or
- expiration of an employment agreement, retirement or other voluntary termination.

The compensation that each of our named executive officers may receive under each of these termination circumstances is described below, including quantification of the amount each executive would have become entitled to assuming a termination at the end of fiscal 2011 under the circumstances described. For purposes of this disclosure, we have described the compensation Mr. Iger would receive under his new employment agreement, which became effective immediately after the end of fiscal 2011.

It is important to note that the tables below are based on the assumptions set forth above and, as a result, do not predict the actual compensation that would be received by our named executive officers in the circumstances described below. In those circumstances, the compensation received would be a function of a number of factors that are unknowable at this time, including: the date of the executive's termination of employment; the executive's base salary at the time of termination; the executive's age and service with the Company at the time of termination; and, because many elements of the compensation are performance based pursuant to the Company's compensation philosophy described in *Compensation Discussion and Analysis*, above, the future performance of the Company. In addition, although the Company has entered into individual agreements with each of our named executive officers, in connection with a particular termination of employment the Company and the named executive officer may mutually agree on severance terms that vary from those provided in pre-existing agreements.

In each of the circumstances described below, our executive officers are entitled to earned, unpaid salary through the date of termination and accrued benefits that are unconditionally accrued as of the date of termination pursuant to policies applicable to all employees. In Mr. Iger's case, this includes the deferred salary and interest earned on it as described under *"Deferred Compensation,"* above. This earned compensation is not described or quantified below because the amount of compensation to which the officer is entitled does not change because of the termination, but we do describe and quantify benefits that continue beyond the date of termination that are in addition to those provided for in the applicable benefit plans. The executive's accrued benefits include the pension benefits described under *"Pension Benefits,"* above, which become payable to all participants who have reached retirement age. Because they have reached retirement age under the plans, Mr. Iger, Mr. Rasulo and Mr. Braverman each would have been entitled to these early retirement benefits if their employment had terminated at the end of fiscal year 2011. Because the pension benefits available to Mr. Iger, Mr. Rasulo and Mr. Braverman upon termination are not different from those described above under "*Pension Benefits*" except in ways that are equally applicable to all salaried employees, the nature and amount of pension benefits are not described or quantified below.

Death and Disability

The employment agreement of each named executive officer provides that if he or she dies or his or her employment terminates because of disability during the term of the agreement, he or she (or his or her estate) will receive a bonus for any fiscal year that had been completed at the time of his death or termination of employment due to disability but for which the bonus had not yet been paid. The amount of the bonus will be determined by the Compensation Committee using the same criteria used for determining a bonus as if the executive remained employed.

In addition to the compensation and rights in the employment agreements described above, pursuant to the terms of the 2011 Stock Incentive Plan (which we refer to as the 2011 Plan) and award agreements thereunder, all options awarded to a participant (including the named executive officers) become exercisable upon the death or disability of the participant and remain exercisable for 18 months in the case of death and 12 months (or 18 months in the case of participants who are eligible for immediate retirement benefits) in the case of disability, and all restricted stock units awarded to the participant under the plans will, to the extent the units had not previously been forfeited, vest and become payable upon the death or disability of the participant.

The following table sets forth the value of benefits each of our executive officers would have received under compensation plans and their employment agreements or compensation arrangements if their employment had terminated at the close of business on the last day of fiscal 2011 as a result of death or disability. The value of option acceleration is equal to the difference between the $30.16 closing market price of shares of the Company's common stock on September 30, 2011 (the last trading day in fiscal 2011) and the weighted average exercise price of options with an exercise price less than the market price times the number of such options that would accelerate as a result of termination. The value of restricted stock unit acceleration is equal to the $30.16 closing market price of shares of the Company's common stock on September 30, 2011 and the number of units that would accelerate as a result of termination.

DEATH AND DISABILITY

	Cash Payment	Option Acceleration	Restricted Stock Unit Acceleration
Robert A. Iger	$15,500,000[1]	$3,254,395	$18,711,291
James A. Rasulo	3,750,000[1]	530,574	5,970,821
Alan N. Braverman	3,100,000[1]	554,115	7,029,492
Kevin A. Mayer	1,207,000[1]	379,425	2,638,051
M. Jayne Parker	1,010,000[1]	80,650	1,397,316

1 This amount is equal to the bonus awarded to the executives with respect to fiscal 2011 and set forth in the Summary Compensation Table under the column labeled "Non-Equity Incentive Plan Compensation" plus. The amount in the table does not include amounts payable under the Family Income Assurance Plan, because, as of the October 2, 2011 effective date of Mr. Iger's new employment agreement, none of the named executive officers are entitled to this benefit. If these amounts had been included, the amounts for Mr. Iger and Mr. Braverman would have been increased by $4,500,000 and $2,700,000 respectively.

Termination Pursuant to Company Termination Right or by Executive for Good Reason

The employment agreement of each named executive officer provides that if his or her employment is terminated by the Company pursuant to the Company's termination right (as described below) or by the named executive officer with good reason (as described below), he will receive, in addition to salary and benefits through the date his employment is terminated, a bonus for any fiscal year that had been completed at the time of his termination of employment but for which the bonus had not yet been paid. The amount of the bonus will be determined by the Compensation Committee using the same criteria used for determining a bonus if the executive remained employed.

In addition, the employment agreement of each named executive officer provides that the named executive officer will receive the following compensation and rights conditioned on his or her executing a mutual release of liability and (except in the case of Mr. Iger) agreeing to provide the Company with certain consulting services for a period of six months after his or her termination (or, if less, for the remaining term of his or her employment agreement) pursuant to a form of consulting agreement attached to the employment agreement.

- A lump sum payment to be made six months and one day after termination equal to the base salary the named executive officer would have earned had he remained employed during the term of his consulting agreement or, in the case of Mr. Iger, equal to the base salary he would have earned had he remained employed until the original scheduled expiration date of his employment agreement.
- In the case of named executive officers other than Mr. Iger, if the consulting agreement was not terminated as a result of the named executive officer's

material breach of the consulting agreement, a further lump sum payment to be made six months and one day after termination of employment equal to the base salary the named executive officer would have earned had he or she remained employed after the termination of his or her consulting agreement and until the original scheduled expiration date of his or her employment agreement.

- A bonus for the year in which he or she is terminated equal to a pro-rata amount of a target bonus amount determined in accordance with his or her employment agreement.
- All options that had vested as of the termination date or were scheduled to vest prior to the original scheduled expiration date of his or her employment agreement (or within three months thereafter) will remain or become exercisable as though the named executive officer were employed until the original scheduled expiration date of his or her employment agreement and will remain exercisable until the earlier of (a) the scheduled expiration date of the options and (b) three months (or in the case of Mr. Iger, Mr. Rasulo and Mr. Braverman, 18 months, as provided in the Company's equity compensation plans for any person who would be eligible for immediate retirement benefits) after the original scheduled expiration date of his or her employment agreement. As a result of the terms of options awards to all employees, for named executive officers who would be over 60 years of age and have more than 10 years of service as of the original expiration date of their employment agreement, options issued after December 2009 (and awarded at least one year before retirement), will continue to vest for (and remain exercisable) until the earlier of the expiration date of the option and three years (five years for options issued after March 2011) after the original scheduled expiration date of the employment agreement. In addition, if Mr. Iger's employment terminates after April 1, 2015, options awarded less than one year prior to the date of termination will continue to vest and remain exercisable until the expiration date of the option.
- All restricted stock units that were scheduled to vest prior to the original scheduled expiration date of his or her employment agreement will (subject to satisfaction of applicable performance conditions) vest as though the named executive officer were employed until the original scheduled expiration date of his or her employment agreement, except that any test to assure deductibility of compensation under Section 162(m) will be waived for any units scheduled to vest after the fiscal year in which the termination of employment occurs unless application of the test is necessary to preserve deductibility. As a result of the terms of restricted stock unit awards to all employees, for named executive officers who would be over 60 years of age and have more than 10 years of service as of the original expiration date of their employment agreement, restricted stock units issued after December 2009 (and awarded at least one year before retirement), will (subject to satisfaction of performance criteria) continue to vest through the end of the four-year vesting schedule. In addition, if Mr. Iger's employment terminates after April 1, 2015, restricted stock units awarded less than one year prior to the date of termination will (subject to satisfaction of performance criteria) continue to vest according to their original terms.

Under the employment agreements, the Company has the right to terminate the named executive officer's employment subject to the foregoing compensation in its sole, absolute and unfettered discretion for any reason or no reason whatsoever. A termination for cause does not constitute an exercise of this right and would be subject to the compensation provisions described below under "*Termination for Cause.*"

Termination by the executive for good reason means a termination by the named executive officer following notice given to the Company within three months of his having actual notice of the occurrence of any of the following events (except that the Company will have 30 days after receipt of the notice to cure the conduct specified in the notice): (i) a reduction in the named executive officer's base salary, annual target bonus opportunity or (where applicable) annual target long-term incentive award opportunity; (ii) the removal of the officer from his position (including in the case of Mr. Iger, the failure to elect or reelect him as a member of the Board or his removal from the position of Chairman); (iii) a material reduction in his duties and responsibilities (other than, in the case of Mr. Iger, as contemplated in his employment agreement); (iv) the assignment to him of duties that are materially inconsistent with his position or duties or that materially impair his ability to function in his office; (v) relocation of his principal office to a location that is more than 50 miles outside of the greater Los Angeles area and, in the case of Mr. Iger, that is also more than 50 miles from Manhattan; or (vi) a material breach of any material provision of the agreement by the Company.

Termination for good reason also includes any occurrence after a change in control (as defined in the 2011 Plan) that would constitute a triggering event. The 2011 Plan provides that if, within 12 months following a change in control as defined in the plans, a "triggering event" occurs, any outstanding stock options, restricted stock units, performance-based restricted stock units or other plan awards will generally become fully vested and, in certain cases, paid to the plan participant. A triggering event is defined to include: (a) a termination of employment by the Company other than for death, disability or "cause;" or (b) a termination of employment by the participant following a reduction in position, pay or other "constructive termination." Under the plan, cause has the meaning in the executive's employment agreement, if applicable, as defined below under "*Termination for Cause*" or, if there is no employment agreement or the executive would have greater rights under the following definition, cause means conviction for or pleading to a felony under state or Federal law, willful gross misconduct or material breach of an agreement with the Company with respect to confidentiality, noncompetition, nonsolicitation or a similar restrictive covenant. Under the terms of the plan, payments under awards that become subject to the excess parachute tax rules may be reduced under certain circumstances.

The employment agreement of each named executive officer provides that he or she is not required to seek other employment to obtain compensation to offset the amounts payable by the Company as described above, and compensation resulting from subsequent employment will not be offset against amounts described above.

The following table quantifies benefits each of our named executive officers would have received if their employment had been terminated at the end of fiscal 2011 by the Company pursuant to its termination right or by the executive with good reason.

The table quantifies the benefits of continued vesting and exercisability of options in the case of a termination in the absence of a change in control by setting forth the difference between the $30.16 closing market price of shares of the Company's common stock on September 30, 2011 and the weighted average exercise price of options with an exercise price less than the market price times the number of options that would become exercisable despite the termination. However, as described above, options do not become immediately exercisable absent a change in control. The actual value of the options realized by an executive when they become exercisable may therefore be more or less than that shown below depending on movements in the stock price pending actual vesting of the options.

The table quantifies the benefits of continued vesting of restricted stock units in the absence of a change in control by setting forth an amount equal to the $30.16 closing market price of shares of the Company's common stock on September 30, 2011 times the target number of units that will (subject to satisfaction of performance criteria) vest despite the termination. However, as described above, restricted stock units do not immediately vest absent a change in control. The value of restricted stock units realized by an executive may again be more or less than that shown below depending on movements in the stock price pending actual vesting of the restricted stock units and depending on the number of units that will vest, which depends on the extent to which performance tests are satisfied.

TERMINATION PURSUANT TO COMPANY TERMINATION RIGHT OR BY EXECUTIVE FOR GOOD REASON	Cash Payment	Option Valuation	Restricted Stock Unit Valuation
Robert A. Iger			
No change in control	$27,375,000[1]	$3,254,395	$18,711,291
Change in control	27,375,000[1]	3,254,395	18,711,291
James A. Rasulo			
No change in control	8,583,333[1]	530,754	5,970,821
Change in control	8,583,333[1]	530,754	5,970,821
Alan N. Braverman			
No change in control	5,500,000[1]	554,115	7,029,492
Change in control	5,500,000[1]	554,115	7,029,492
Kevin A. Mayer			
No change in control	1,953,750[1]	191,177	726,415
Change in control	1,953,750[1]	379,425	2,638,051
M. Jayne Parker			
No change in control	1,582,917[1]	40,576	246,895
Change in control	1,582,917[1]	80,650	1,397,316

1 This amount is equal to the bonus awarded to the executives with respect to fiscal 2011 and set forth in the Summary Compensation Table under the column labeled "Non-Equity Incentive Plan Compensation" plus the lump sum payments based on salary through the end of the employment term as described above. In the case of Mr. Iger, the amount is based on his new employment agreement, which went into effect October 2, 2011. Under his prior employment agreement, the amount would have been $18,166,667.

Termination for Cause

The employment agreements of each named executive officer provides that, if his or her employment is terminated by the Company for cause, he or she will only be entitled to compensation earned and benefits vested through the date of termination, including any rights he or she may have under his or her indemnification agreement with the Company or the equity plans of the Company.

"Termination for Cause" is defined in Mr. Iger's employment agreement as termination by the Company due to (i) conviction of a felony or the entering of a plea of nolo contendere to a felony charge; (ii) gross neglect, willful malfeasance or willful gross misconduct in connection with his employment which has had a material adverse effect on the business of the Company and its subsidiaries, unless he reasonably believed in good faith that such act or non-act was in, or not opposed to, the best interests of the Company; (iii) his substantial and continual refusal to perform his duties, responsibilities or obligations under the agreement that continues after receipt of written notice identifying the duties, responsibilities or obligations not being performed; (iv) a violation that is not timely cured of any Company policy that is generally applicable to all employees or all officers of the Company that he knows or reasonably should know could reasonably be expected to result in a material adverse effect on the Company; (v) any failure (that is not timely cured) to cooperate, if requested by the Board, with any investigation or inquiry into his or the Company's business practices, whether internal or external; or (vi) any material breach that is not timely cured of covenants relating to non-competition during the term of employment and protection of the Company's confidential information.

"Termination for Cause" is defined in Mr. Rasulo's, Mr. Braverman's, Mr. Mayer's, and Ms. Parker's employment agreement as termination by the Company due to gross negligence, gross misconduct, willful nonfeasance or willful material breach of the agreement by the executive unless, if the Company determines that the conduct or cause is curable, such conduct or cause is timely cured by the executive.

Expiration of Employment Term; Retirement

Each of the named executive officers is entitled to earned, unpaid salary and unconditionally vested accrued benefits if their employment terminates at the expiration of their employment agreement or they otherwise retire, but except as described below they are not contractually entitled to any additional compensation in this circumstance. If Mr. Iger retires at June 30, 2016, which is the stated expiration date of his employment agreement, he will be entitled to receive his full target bonus award of $6 million for the then current fiscal year, subject only to the satisfaction of the performance objectives applicable to assure that the bonus is deductible for Federal income tax purposes as performance-based compensation.

Unless a longer period applies to options granted after December 2009, a participant who is eligible to receive retirement benefits immediately following his or her termination of employment may exercise any then vested and outstanding options until the earlier of 18 months following such termination or until their original expiration date. Options and restricted stock units awarded after December 2009 (and awarded at least one year before retirement), subject to the attainment of any applicable performance conditions, continue to vest for three years (five years in the case of options awarded after March 2011) after retirement (and options remain exercisable until the earlier of three or five years after retirement and the original expiration date) if the participant was age 60 or greater and had at least ten years of service at the date of retirement, except that this rule does not apply for certain employees outside the United States. In addition, in the event that he retires at June 30, 2016, which is the stated expiration date of his employment agreement, all options and restricted stock units awarded to Mr. Iger after October 2, 2011 will, subject to the satisfaction of performance criteria, continue to vest and in the case of options remain exercisable following his retirement according to their original vesting schedule and expiration date.

Audit-Related Matters

Audit Committee Report

The charter of the Audit Committee of the Board specifies that the purpose of the Committee is to assist the Board in its oversight of:

- the integrity of the Company's financial statements;
- the adequacy of the Company's system of internal controls;
- the Company's compliance with legal and regulatory requirements;
- the qualifications and independence of the Company's independent registered public accountants; and
- the performance of the Company's independent registered public accountants and of the Company's internal audit function.

In carrying out these responsibilities, the Audit Committee, among other things:

- monitors preparation of quarterly and annual financial reports by the Company's management;
- supervises the relationship between the Company and its independent registered public accountants, including: having direct responsibility for their appointment, compensation and retention; reviewing the scope of their audit services; approving audit and non-audit services; and confirming the independence of the independent registered public accountants; and
- oversees management's implementation and maintenance of effective systems of internal and disclosure controls, including review of the Company's policies relating to legal and regulatory compliance, ethics and conflicts of interests and review of the Company's internal auditing program.

The Committee met six times during fiscal 2011. The Committee schedules its meetings with a view to ensuring that it devotes appropriate attention to all of its tasks. The Committee's meetings include, whenever appropriate, executive sessions in which the Committee meets separately with the Company's independent registered public accountants, the Company's internal auditors, the Company's chief financial officer and the Company's general counsel.

As part of its oversight of the Company's financial statements, the Committee reviews and discusses with both management and the Company's independent registered public accountants all annual and quarterly financial statements prior to their issuance. During fiscal 2011, management advised the Committee that each set of financial statements reviewed had been prepared in accordance with generally accepted accounting principles, and management reviewed significant accounting and disclosure issues with the Committee. These reviews included discussion with the independent registered public accountants of matters required to be discussed pursuant to *Public Company Accounting Oversight Board AU 380 (Communication With Audit Committees)*, including the quality of the Company's accounting principles, the reasonableness of significant judgments and the clarity of disclosures in the financial statements. The Committee also discussed with PricewaterhouseCoopers LLP matters relating to its independence, including a review of audit and non-audit fees and the written disclosures and letter from PricewaterhouseCoopers LLP to the Committee pursuant to applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountants' communications with the Audit Committee concerning independence.

In addition, the Committee reviewed key initiatives and programs aimed at maintaining the effectiveness of the Company's internal and disclosure control structure. As part of this process, the Committee continued to monitor the scope and adequacy of the Company's internal auditing program, reviewing internal audit department staffing levels and steps taken to maintain the effectiveness of internal procedures and controls.

Taking all of these reviews and discussions into account, the undersigned

Committee members recommended to the Board that the Board approve the inclusion of the Company's audited financial statements in the Company's Annual Report on Form 10-K for the fiscal year ended October 1, 2011, for filing with the Securities and Exchange Commission.

Members of the Audit Committee

Monica C. Lozano
Robert W. Matschullat
John E. Pepper, Jr.
Orin C. Smith (Chair)

Policy for Approval of Audit and Permitted Non-audit Services

All audit, audit-related and tax services were pre-approved by the Audit Committee, which concluded that the provision of such services by PricewaterhouseCoopers LLP was compatible with the maintenance of that firm's independence in the conduct of its auditing functions. The Audit Committee's Outside Auditor Independence Policy provides for pre-approval of specifically described audit, audit-related and tax services by the Committee on an annual basis, but individual engagements anticipated to exceed pre-established thresholds must be separately approved. The policy also requires specific approval by the Committee if total fees for audit-related and tax services would exceed total fees for audit services in any fiscal year. The policy authorizes the Committee to delegate to one or more of its members pre-approval authority with respect to permitted services, and the Committee has delegated to the Chairman of the Committee the authority to pre-approve services in certain circumstances.

Auditor Fees and Services

The following table presents fees for professional services rendered by PricewaterhouseCoopers LLP for the audit of the Company's annual financial statements and internal control over financial reporting for fiscal 2011 and fiscal 2010, together with fees for audit-related services and tax services rendered by PricewaterhouseCoopers LLP during fiscal 2011 and fiscal 2010. Audit-related services consisted principally of audits of employee benefit plans and other entities related to the Company and financial due diligence reviews. Tax services consisted principally of tax compliance (primarily international returns), planning and advisory services, sales and use tax recovery assistance, tax due diligence assistance, and tax examination assistance.

	Fiscal 2011	Fiscal 2010
	(In millions)	
Audit fees	$17.4	$17.2
Audit-related fees	2.6	2.6
Tax fees	4.1	3.6
All other fees	—	—

Items to Be Voted On

Election of Directors

The current term of office of all of the Company's Directors expires at the 2012 Annual Meeting. The Board proposes that all of the currently serving Directors other than Mr. Pepper, who has elected to retire at the end of his current term, be re-elected for a term of one year and until their successors are duly elected and qualified. Each of the nominees has consented to serve if elected. If any of them becomes unavailable to serve as a Director before the 2012 Annual Meeting, the Board may designate a substitute nominee. In that case, the persons named as proxies will vote for the substitute nominee designated by the Board.

Directors are elected by a majority of votes cast unless the election is contested, in which case Directors are elected by a plurality of votes cast. A majority of votes cast means that the number of shares voted "for" a Director exceeds the number of votes cast "against" the Director; abstentions are not counted either "for" or "against". If an incumbent Director in an uncontested election does not receive a majority of votes cast for his or her election, the Director is required to submit a letter of resignation to the Board of Directors for consideration by the Governance and Nominating Committee. The Governance and Nominating Committee is required to promptly assess the appropriateness of such nominee continuing to serve as a Director and recommend to the Board the action to be taken with respect to the tendered resignation. The Board is required to determine whether to accept or reject the resignation, or what other action should be taken, within 90 days of the date of the certification of election results.

Brokers holding shares beneficially owned by their clients do not have the ability to cast votes with respect to the election of Directors unless they have received instructions from the beneficial owner of the shares. **It is therefore important that you provide instructions to your broker if your shares are held by a broker so that your vote with respect to Directors is counted.**

The Board recommends a vote "FOR" each of the persons nominated by the Board.



Susan E. Arnold, 57, is retired and was President — Global Business Units of Procter & Gamble from 2007 to 2009. Prior to that, she was Vice Chair of P&G Beauty and Health from 2006, Vice Chair of P&G Beauty from 2004 and President Global Personal Beauty Care and Global Feminine Care from 2002. She has been a director of McDonalds Corporation since 2008. Ms. Arnold has been a Director of the Company since 2007.

Ms. Arnold contributes to the mix of experience and qualifications the Board seeks to maintain primarily through her experience as an executive of Procter & Gamble and her other public company board experience. At Procter & Gamble, Ms. Arnold was a senior executive responsible for major consumer brands in a large, complex retailing and global brand management company. As a result of this experience, Ms. Arnold brings to our Board in-depth knowledge of brand management and marketing, environmental sustainability, product development, international consumer markets, finance and executive management, including executive compensation and management leadership.



John S. Chen, 56, is Chairman and Chief Executive Officer of Sybase Inc., a software developer and a wholly-owned subsidiary of SAP AG. Prior to SAP's acquisition of Sybase in July 2010, Mr. Chen had been Chairman of the Board, Chief Executive Officer and President of Sybase, Inc., since November 1998. From February 1998 through November 1998, he served as co-Chief Executive Officer. Mr. Chen joined Sybase in August 1997 as Chief Operating Officer and served in that capacity until February 1998. From March 1995 to July 1997, Mr. Chen was President of the Open Enterprise Computing Division, Siemens Nixdorf, a computer and electronics company, and Chief Executive Officer and Chairman of Siemens Pyramid, a subsidiary of Siemens Nixdorf. He has been a director of Wells Fargo & Company since 2006. Mr. Chen has been a Director of the Company since 2004.

Mr. Chen contributes to the mix of experience and qualifications the Board seeks to maintain primarily through his experience as a leader of a variety of technology businesses, his experience doing business in Asia and his other public company board experience. In his roles at Sybase and Siemens Nixdorf, Mr. Chen was responsible for overseeing and managing executive teams and a sizeable work force engaged in high technology development, production and marketing. Mr. Chen also interacted regularly with businesses and governments in Asia in connection with these businesses. As a result of this experience, Mr. Chen brings to our Board an understanding of the rapidly changing technological landscape and intense familiarity with all issues involved in managing technology businesses and particularly with businesses and governmental practices in Asia.



Judith L. Estrin, 57, is Chief Executive Officer of JLABS, LLC, (formerly Packet Design Management Company, LLC), a privately held company focused on furthering innovation in business, government and non-profit organizations. Ms. Estrin served as Chief Technology Officer and Senior Vice President of Cisco Systems Inc., a developer of networking products, from 1998 until April 2000, and as President and Chief Executive Officer of Precept Software, Inc., a developer of networking software of which she was co-founder, from 1995 until its acquisition by Cisco in 1998. She was also a director of FedEx Corporation, an international provider of transportation and delivery services, from 1989 to September 2010. Ms. Estrin has been a Director of the Company since 1998.

Ms. Estrin contributes to the mix of experience and qualifications the Board seeks to maintain primarily through her experience in both large and developing technology businesses, her other public company board experience and her ongoing work in the field of innovation. In addition to serving as Chief Technology Officer at Cisco, Ms. Estrin co-founded seven technology businesses and is author of a book on innovation. She continues to promote innovation in business and academia through her work at JLABS and her service on academic advisory boards. As a result of this experience, Ms. Estrin brings to our Board an understanding of the process of technological innovation, its application in a wide variety of settings, and practice in the oversight of complex public businesses.



Robert A. Iger, 60, has served as President and Chief Executive Officer of the Company since October 2005, having previously served as President and Chief Operating Officer since January 2000 and as President of Walt Disney International and Chairman of the ABC Group from 1999 to January 2000. From 1974 to 1998, Mr. Iger held a series of increasingly responsible positions at ABC, Inc. and its predecessor Capital Cities/ABC, Inc., culminating in service as President of the ABC Network Television Group from 1993 to 1994 and President and Chief Operating Officer of ABC, Inc. from 1994 to 1999. He is a member of the Board of Directors of Lincoln Center for the Performing Arts in New York City. Mr. Iger has been a Director of the Company since 2000. Pursuant to a new employment agreement, Mr. Iger will become Chief Executive Officer and Chairman of the Board effective upon Mr. Pepper's retirement at the 2012 Annual Meeting. The Company has agreed in Mr. Iger's employment agreement to nominate him for re-election as a member of the Board at the expiration of each term of office during the term of the agreement, and he has agreed to continue to serve on the Board if elected.

Mr. Iger contributes to the mix of experience and qualifications the Board seeks to maintain primarily through his position as chief executive officer of the Company and his long experience with the business of the Company. As president and chief executive officer and as a result of the experience he gained in over 35 years at ABC and Disney, Mr. Iger has an intimate knowledge of all aspects of the Company's business and close working relationships with all of the Company's senior executives.



Fred H. Langhammer, 68, is Chairman, Global Affairs, of The Estée Lauder Companies Inc., a manufacturer and marketer of cosmetics products. Prior to being named Chairman, Global Affairs, Mr. Langhammer was Chief Executive Officer of The Estée Lauder Companies Inc. from 2000 to 2004, President from 1995 to 2004 and Chief Operating Officer from 1985 through 1999. Mr. Langhammer joined The Estée Lauder Companies in 1975 as President of its operations in Japan. In 1982, he was appointed Managing Director of its operations in Germany. He has been a director of Central European Media Enterprises, Ltd., since December 2009 and was also a director of The Shinsei Bank Limited from 2005 to 2009 and a director of AIG from 2006 to 2008. Mr. Langhammer has been a Director of the Company since 2005.

Mr. Langhammer contributes to the mix of experience and qualifications the Board seeks to maintain primarily through his experience at Estee Lauder, a complex worldwide branded consumer products business, and his experience with business outside the United States. In addition to serving in Estee Lauder's Japan and German operations and on the Board of Shinsei Bank, a Japan based commercial bank, Mr. Langhammer served as general manager of the Japan operations of a British trading company. He also serves as Chairman Emeritus of the American Institute for Contemporary German Studies at Johns Hopkins University and he is a senior fellow of the Foreign Policy Association and a member of the Trilateral Commission. As a result of this experience, Mr. Langhammer brings to our Board an understanding of growth strategies in worldwide branded businesses, specific knowledge of Asian and European markets, and extensive familiarity with all aspects of managing and providing leadership to a complex business organization.



Aylwin B. Lewis, 57, has served as President and Chief Executive Officer of Potbelly Sandwich Works since June 2008. Prior to that, Mr. Lewis was President and Chief Executive Officer of Sears Holdings Corporation, a nationwide retailer, from September 2005 to February 2008. Prior to being named Chief Executive Officer of Sears, Mr. Lewis was President of Sears Holdings and Chief Executive Officer of KMart and Sears Retail following Sears' acquisition of KMart Holding Corporation in March 2005. Prior to that acquisition, Mr. Lewis had been President and Chief Executive Officer of KMart since October 2004. Prior to that, Mr. Lewis was Chief Multibranding and Operating Officer of YUM! Brands, Inc., a franchisor and licensor of quick service restaurants including KFC, Long John Silvers, Pizza Hut, Taco Bell and A&W, from 2003 until October 2004, Chief Operating Officer of YUM! Brands from 2000 until 2003 and Chief Operating Officer of Pizza Hut from 1996. Mr. Lewis served on the Board of Directors of Sears Holding Corp. from 2005 through 2008 and on the Board of Directors of Kmart from 2004 through 2008. Mr. Lewis has been a Director of the Company since 2004.

Mr. Lewis contributes to the mix of experience and qualifications the Board seeks to maintain primarily through his experience in various positions at Yum! Brands, Kmart, Sears and Potbelly Sandwich Works. At Yum! Brands, Mr. Lewis was responsible for marketing and branding of consumer facing products and services in the quick serve food industry, and at Kmart and Sears he was responsible for all aspects of complex, worldwide businesses offering consumer products. At Potbelly Sandwich Works, Mr. Lewis's responsibilities include developing and implementing the company's growth strategy. As a result of this experience, Mr. Lewis brings to our Board knowledge of consumer branding strategy and tactics, management and leadership of complex worldwide retail and service businesses, and insights into promoting growth strategies for new consumer-facing businesses.



Monica C. Lozano, 55, is Chief Executive Officer of Impremedia, LLC, and Publisher and Chief Executive Officer of La Opinión, the largest Spanish-language newspaper in the United States. In addition, Ms. Lozano is a member of the Board of Regents of the University of California and a trustee of the University of Southern California. She has been a director of Bank of America Corporation since 2006 and is a director of the Weingart Foundation. Ms. Lozano has been a Director of the Company since 2000.

Ms. Lozano contributes to the mix of experience and qualifications the Board seeks to maintain primarily through her experience managing Impremedia's media businesses, her other public company board experience and her service on a variety of non-profit boards and advisory groups. In addition to the board service described above, Ms. Lozano is a member of the President's Economic Recovery Advisory Board and the Council on Foreign Relations, and has served on the boards of Sumitomo Bank, First Interstate Bank of California, Tenet Healthcare Corp., the National Council of La Raza (where she served as chair of the board), the California Health Care Corp., and the Public Policy Institute of California, among others. Through this experience, Ms. Lozano brings to our Board a wide-ranging knowledge of cultural and consumer trends, particularly in the Hispanic community, and an understanding of corporate governance practices and practice in overseeing the management of complex public businesses.



Robert W. Matschullat, 64, a private equity investor, served from 1995 until 2000 as Vice Chairman of the board of directors and Chief Financial Officer of The Seagram Company Ltd., a global company with entertainment and beverage operations. Prior to joining Seagram, Mr. Matschullat was head of worldwide investment banking for Morgan Stanley & Co. Incorporated, a securities and investment firm, and was on the Morgan Stanley Group board of directors. He is a director of The Clorox Company, where he was Interim Chairman of the Board and Interim Chief Executive Officer from March to October 2006, and a director of Visa Inc. He was a director of McKesson Corporation from 2002 to 2007. Mr. Matschullat has been a Director of the Company since 2002.

Mr. Matschullat contributes to the mix of experience and qualifications the Board seeks to maintain primarily through his experience at Seagram and Morgan Stanley, his expertise in financial management and his other public company board experience. At Seagram, Mr. Matschullat was responsible for the financial function of the firm as well as serving on Seagram's board of directors. At Morgan Stanley, he was engaged in an active investment banking practice, as well as serving as a senior executive and on the board of directors of the firm. As a result of this experience, Mr. Matschullat brings to our Board expertise in a wide range of financial and accounting matters, practical knowledge of executive management of complex, worldwide businesses including those engaged in the entertainment field, and knowledge of board level oversight as both a director and interim leader of a worldwide consumer products business.



Sheryl Sandberg, 42, has served as the Chief Operating Officer of Facebook, Inc., an online social networking company, since March 2008. From 2001 to March 2008, Ms. Sandberg was the Vice President of Global Online Sales and Operations for Google Inc., an Internet search engine company. Ms. Sandberg also is a former Chief of Staff of the United States Treasury Department and previously served as a management consultant with McKinsey & Company and as an economist with The World Bank. Ms. Sandberg has been a director of Starbucks Corp. since 2009 and has elected not to stand for re-election at Starbuck's 2012 annual meeting. She also serves on a number of nonprofit boards including Women for Women International, and V-Day. She served as a director of eHealth, Inc. from 2006 to 2008. She has been a Director of the Company since March 2010.

Ms. Sandberg contributes to the mix of experience and qualifications the Board seeks to maintain primarily through her experience at Google, Facebook, McKinsey & Company and in government service. At Facebook, Ms. Sandberg is responsible for all of Facebook's operational functions, and at Google she was responsible for the development and marketing of Google's online advertising products and services. At McKinsey, she advised businesses on growth strategies. In addition to her service in a senior position at the United States Treasury, Ms. Sandberg served at the World Bank. As a result of this experience, Ms. Sandberg brings to our Board expertise in the online world, considerable knowledge of international finance and business and a deep understanding of consumer behavior.



Orin C. Smith, 69, is retired and was President and Chief Executive Officer of Starbucks Corporation from 2000 to 2005. He joined Starbucks as Vice President and Chief Financial Officer in 1990, became President and Chief Operating Officer in 1994, and became a director of Starbucks in 1996. Prior to joining Starbucks, Mr. Smith spent a total of 14 years with Deloitte & Touche. Mr. Smith has been a director of Nike, Inc. since 2004 and of Washington Mutual, Inc. since 2005. He also serves on the Board of Directors of Conservation International and the University of Washington Board of Regents and is Chairman of the Starbucks Foundation Board. Mr. Smith has been a Director of the Company since 2006.

Mr. Smith contributes to the mix of experience and qualifications the Board seeks to maintain primarily through his experience at Starbucks, Deloitte & Touche, his other public company board experience and his service on not for profit boards. At Starbucks, Mr. Smith was first responsible for the financial function and then, as president, chief operating officer, chief executive officer and a member of the board of directors, for all aspects of managing and leading Starbuck's business offering branded products and services worldwide. Through his service on the board of Conservation International, Mr. Smith has experience with a range of environmental and sustainability issues. As a result of this experience, Mr. Smith brings to our Board practical knowledge of management and leadership of complex worldwide consumer products businesses, expertise in financial matters and insights into international labor standards, environmental, sustainability and other corporate responsibility issues.

Ratification of Appointment of Independent Registered Public Accountants

The Audit Committee of the Board has appointed PricewaterhouseCoopers LLP as the Company's independent registered public accountants for the fiscal year ending September 29, 2012. Services provided to the Company and its subsidiaries by PricewaterhouseCoopers LLP in fiscal 2011 are described under *"Audit-Related Matters — Auditor Fees and Services,"* above.

We are asking our shareholders to ratify the selection of PricewaterhouseCoopers LLP as our independent registered public accountants. Although ratification is not required by our Bylaws or otherwise, the Board is submitting the selection of PricewaterhouseCoopers LLP to our shareholders for ratification as a matter of good corporate practice.

Representatives of PricewaterhouseCoopers LLP will be present at the annual meeting to respond to appropriate questions and to make such statements as they may desire.

The affirmative vote of the holders of a majority of shares represented in person or by proxy and entitled to vote on this item will be required for approval. Abstentions will be counted as represented and entitled to vote and will therefore have the effect of a negative vote.

The Board recommends that shareholders vote "FOR" ratification of the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accountants for fiscal 2012.

In the event shareholders do not ratify the appointment, the appointment will be reconsidered by the Audit Committee and the Board. Even if the selection is ratified, the Audit Committee in its discretion may select a different registered public accounting firm at any time during the year if it determines that such a change would be in the best interests of the Company and our shareholders.

Approval of an Amendment to the 2011 Stock Incentive Plan

The Board of Directors recommends that shareholders approve an amendment to the Company's 2011 Stock Incentive Plan (which we refer to as the 2011 Plan). The amendment increases the maximum total number of shares of common stock we may issue under the 2011 Plan by 15,000,000 shares. The total number of shares of common stock we may issue under the 2011 Plan is 265.9 million, including shares that were authorized under plans in effect at the time the 2011 Plan was adopted and the 64,000,000 million additional shares authorized at the time the 2011 Plan was adopted. The amendment will increase the number of additional shares authorized by the 2011 Plan from 64,000,000 to 79,000,000 shares and the total number of shares that may be issued will increase from 265.9 million to 280.9 million.

The purpose of the increase in authorized shares is to secure adequate shares to fund expected awards under the Company's long-term incentive program through at least the next annual award in January 2013. The Board believes that this number represents a reasonable amount of potential equity dilution and allows the Company to continue awarding equity incentives, which are an important component of our overall compensation program.

The affirmative vote of the holders of a majority of shares represented in person or by proxy and entitled to vote on this item will be required for approval of the amendment to the 2011 Plan. Abstentions will be counted as represented and entitled to vote and will therefore have the effect of a negative vote. Broker non-votes (as described under *"Information About Voting and the Meeting — Voting")* will not be considered entitled to vote on this item and therefore will not be counted in determining the number of shares necessary for approval.

Purpose of the 2011 Plan

The 2011 Plan governs grants of stock-based awards to employees and non-employee directors. It is designed to support the Company's long-term business objectives in a manner consistent with our executive compensation philosophy. The Board believes that by allowing the Company to continue to offer its employees long-term, performance-based compensation through the 2011 Plan, the Company will promote the following key objectives:

- aligning the interest of employees with those of the shareholders;
- reinforcing key Company goals and objectives that help drive shareholder value; and
- attracting, motivating and retaining experienced and highly qualified employees who contribute to the Company's financial success.

Shares Available Under Plans

As of January 18, 2012, 113.0 million shares remain available for issuance of future awards. In addition, 0.7 million shares remain available for future awards pursuant to the Walt Disney Company/Pixar 2004 Equity Incentive Plan (which we refer to as the Disney/Pixar Plan). The shares that are available for issuance under the 2011 Plan and shares that are available for issuance under the Disney/Pixar Plan may increase to the extent outstanding awards are cancelled due to forfeiture of awards or expiration of awards without exercise. The Company maintains other plans under which there are outstanding awards, but no future awards may be made from those plans.

The following table sets forth the number of shares authorized for future issuance (including shares authorized for issuance pursuant to restricted stock, restricted stock unit and stock awards) as of January 18, 2012 and after including the additional shares authorized by the proposed amendment to the 2011 Plan, along with the equity dilution represented by the shares available for future awards as a percentage of the common shares outstanding.

SHARE AUTHORIZATION (shares in millions)

	Total Shares Available	Equity Dilution: Percent of Basic Common Shares Outstanding
Shares authorized for future awards as of January 18, 2012[1]	113.7	6.34%
Requested increase to shares available in the 2011 Plan	**15.0**	**0.84%**
Shares authorized for future awards after approval of the 2011 Plan[1]	128.7	7.18%

[1] Includes shares authorized under the 2011 Plan and the Walt Disney Company/Pixar 2004 Equity Incentive Plan.

On January 18, 2012, the equity overhang, or the percentage of outstanding shares (plus shares that could be issued pursuant to plans) represented by all stock incentives granted and those available for future grant under all plans, was 12.9%.[2] The equity overhang from all stock incentives granted and available would be approximately 13.7% assuming approval of the proposed amendment to the 2011 Plan. Equity overhang following the original approval of the 2011 Plan in March 2011 was 14.0%.

In light of the Company's ongoing share buyback program, under which the Company repurchased 135 million shares during Fiscal 2011, the Company believes its overhang level is reasonable and will continue to be so after approval of the 2011 Plan.

[2] Equity overhang was calculated as all shares issuable upon exercise of outstanding options and vesting of outstanding restricted stock units plus shares available for future grant divided by (a) basic common shares outstanding + (b) shares in the numerator.

The following table sets forth information regarding outstanding options and restricted stock units as of January 18, 2012.

OUTSTANDING AWARDS BY EXERCISE PRICE (shares in millions)

Range of Exercise Prices	Outstanding Options	Weighted Average Exercise Price	Weighted Average Remaining Years of Contractual Life	Unvested Restricted Stock Units
$0 - $15.99	0.9	$12.89	1.4	n/a
$16 - $20.99	11.7	20.04	3.6	n/a
$21 - $25.99	8.3	24.40	1.7	n/a
$26 - $30.99	22.4	29.09	3.4	n/a
$31 - $35.99	21.2	32.77	4.8	n/a
$36 - $45.99	19.9	39.19	9.5	n/a
Total	84.4	$30.52	5.0	32.6

The following table sets forth information regarding options outstanding on January 18, 2012. Approximately 61.1% of all options outstanding on January 18, 2012 were exercisable on that date and had exercise prices below the closing trading price on that date, and approximately 14.3% of the options outstanding on that date were exercisable, had been outstanding for more than six years and had exercise prices below the closing price on that date.

OUTSTANDING AWARDS BY TIME OUTSTANDING (shares in millions)

	Outstanding Options	Weighted Average Exercise Price	Weighted Average Remaining Years of Contractual Life
In-the-money options outstanding six years or more	12.1	$22.12	1.8
All options outstanding less than six years	72.3	$31.92	5.5
Underwater options outstanding six years or more	0.0	NA	NA

The following table sets forth information regarding awards granted and earned, the run rate for each of the last three fiscal years and the average run rate over the last three years.

RUN RATE (shares in millions)

	Fiscal 2009	Fiscal 2010	Fiscal 2011	3-year Average
Stock options granted	17.4	12.0	10.7	13.4
Service-based restricted stock units granted	11.3	13.8	12.4	12.5
Actual performance-based restricted stock units earned	1.8	2.6	2.1	2.2
Basic common shares outstanding at fiscal year end	1,861.4	1,894.1	1,808.3	1,854.6
Run rate	1.64%	1.50%	1.39%	1.51%

The Company continues to manage its run rate[3] of awards granted over time to levels it believes are reasonable in light of changes in its business and number of outstanding shares while ensuring that our overall executive compensation program is competitive, relevant and motivational.

The Committee adjusted grant guidelines for fiscal years 2009, 2010 and 2011 to reduce average awards per recipient. The Committee further adjusted grant guidelines for fiscal 2012 as a means to continue reducing average awards per recipient.

[3] Run rate was calculated as (a) all option awards and non-performance restricted stock units granted in a fiscal year + (b) actual performance-based restricted stock units vested in a fiscal year, divided by the number of basic common shares outstanding at the end of that fiscal year.

On January 18, 2012, the closing price of our common stock traded on the New York Stock Exchange was $39.02 per share.

Overview of Plans

All employees of the Company and its affiliates will be eligible to receive awards under the 2011 Plan, but awards under the existing plans in fiscal 2011 were generally limited to approximately 4,800 employees and non-employee Directors of Disney (of whom there are currently 10). The relative weight of equity compensation in the total compensation package generally increases in relation to a participant's role in influencing shareholder value.

The 2011 Plan is an "omnibus" stock plan that provides for a variety of equity award vehicles to maintain flexibility. The 2011 Plan permits the grant of stock options, stock appreciation rights, restricted and unrestricted stock awards and stock units. As described more fully in *Compensation Discussion and Analysis*, participants currently are generally granted a mix of stock options and restricted stock units. Restricted stock units granted in fiscal 2011 that do not have performance conditions (other than the test to assure deductibility under Section 162(m)) vest 25% on each of the first four anniversaries of grant. Restricted stock units granted in fiscal 2011 that have performance conditions (in addition to the test to assure deductibility under Section 162(m), where applicable) vest on the third anniversary of the grant. Except for restricted stock units issued as a part of an executive's bonus, a portion of restricted stock units awarded to senior executives (and all non-bonus related units awarded to executives subject to Section 162(m)) include performance requirements for vesting. The 2011 Plan is designed to meet the requirements for deductibility of executive compensation under Section 162(m) of the Internal Revenue Code with respect to stock options and stock appreciation rights. Other awards may qualify under Section 162(m) if they are granted in accordance with the Company's Amended and Restated 2002 Executive Performance Plan and subject to performance conditions as specified in that plan. Also, in order to meet Section 162(m) requirements, the 2011 Plan includes limits on the number and type of shares that any one participant may receive during any calendar-year period, as described below.

The 2011 Plan does not permit any modification of options or stock appreciation rights that would be treated as a "repricing" (under applicable rules, regulations or New York Stock Exchange listing requirements) without the approval of shareholders, nor the granting of discounted options or stock options with reload features. The 2011 Plan counts stock appreciation rights as one share for every stock-settled exercise, regardless of the actual number of shares used to settle the stock appreciation right upon exercise. The 2011 Plan does not contain an "evergreen" provision to automatically increase the number of shares available for future issuance.

The Disney/Pixar Plan does not permit the granting of discounted options or stock options with reload features. The Disney/Pixar Plan does not prohibit the repricing of options, but the Board does not intend to reprice options or stock appreciation rights granted from this plan without the approval of shareholders. In addition, the Company is subject to exchange rules which prohibit the repricing of stock options without shareholder approval.

Summary of the 2011 Plan

The following is a summary of the material terms of the 2011 Plan.

Plan Administration

The selection of employee participants in the 2011 Plan, the level of participation of each participant and the terms and conditions of all awards are determined by the Compensation Committee. It is intended that each member of the Compensation Committee will be an "independent director" for purposes of the Company's *Corporate Governance Guidelines*, the Compensation Committee's charter and the New York Stock Exchange listing requirements; a "non-employee Director" within the meaning of Rule 16b-3 under the Securities Exchange Act of 1934, as amended; and an "outside director" within the meaning of Section 162(m) of the Internal Revenue Code. Currently, the Compensation Committee is comprised of five directors meeting these independence criteria. The Compensation Committee has the discretionary authority to interpret the 2011 Plan, to prescribe, amend and rescind rules and regulations relating to the 2011 Plan, and to make all other determinations necessary or advisable for the administration of the 2011 Plan. The Committee may delegate authority to administer the 2011 Plan as it deems appropriate, subject to the express limitations set forth in the 2011 Plan. In the case of awards under the 2011 Plan to non-employee Directors, the powers of the Compensation Committee will be exercised by the full Board.

Limits on Plan Awards

The Board has reserved a maximum of 265.9 million (280.9 million if the proposed increase is adopted) shares for issuance pursuant to stock options, stock appreciation rights, restricted and unrestricted stock awards and stock unit awards under the 2011 Plan. Each share subject to a stock option or stock appreciation award reduces the number of shares available for issuance under the 2011 Plan by one share, and each share subject to an award of restricted or unrestricted stock or a stock unit award reduces the number of shares available for issuance by two shares. A maximum of 4,000,000 shares may be granted under the 2011 Plan to an individual pursuant to stock options and stock appreciation rights awarded during any calendar year. For restricted stock, restricted stock units and stock awards, a maximum of 2,000,000 shares may be granted under the 2011 Plan to an individual during any calendar year. These limitations on grants to an individual will be applied in aggregate to all awards granted under any equity-based compensation plan of the Company.

Shares delivered under the 2011 Plan will be authorized but unissued shares of Disney common stock, treasury shares or shares purchased in the open market or otherwise. To the extent that any award payable in shares granted under the 2011 Plan or a predecessor plan is forfeited, cancelled, returned to the Company for failure to satisfy vesting requirements or upon the occurrence of other forfeiture events, or otherwise terminates without payment being made in shares, the shares covered thereby will no longer be charged against the maximum share limitation and will be available for new awards under the 2011 Plan, and will return at the same ratio as the ratio at which they were granted under the terms of the applicable plan. Notwithstanding the foregoing, upon exercise of a stock-settled stock appreciation right, the number of shares subject to the award being exercised shall be counted against the maximum aggregate number of shares of common stock that may be issued under the plan as provided above, on the basis of one share for every share subject thereto, regardless of the actual number of shares used to settle the stock appreciation right upon exercise. Any awards settled in cash will not be counted against the maximum share reserve under the 2011 Plan. Any shares exchanged by a participant or withheld from a participant as full or partial payment to the Company of the exercise price or the tax withholding upon exercise or payment of an award will not be returned to the number of shares available for issuance under the 2011 Plan.

Eligibility and Participation

All of the approximately 110,000 full-time employees of the Company and its affiliates, as well as the Company's non-employee Directors, are eligible to participate in the 2011 Plan. Approximately 4,800 Disney employees (including six executive officers of the Company) and non-employee Directors receive long-term incentive awards in a given year, although this may vary from year to year. From time to time, the Compensation Committee (or as to non-employee Directors, the Board) will determine who will be granted awards, the number of shares subject to such grants and all other terms of awards.

As described in *"Corporate Governance and Board Matters — Board Compensation"*, each non-employee Director (other than Mr. Jobs) was awarded stock options until 2010 to purchase shares of Disney common stock pursuant to a Director compensation program adopted by the Board of Directors. Each non-employee Director is also awarded a grant or grants of stock or deferred stock units. The Board eliminated stock option compensation beginning in 2011. The Board expects that annual awards of stock or deferred stock units will continue under the 2011 Plan, and any change to that program would be determined by the Board of Directors in the future.

Types of Plan Awards

As described in the *Compensation Discussion and Analysis*, the Company's current equity compensation awards to employees are generally comprised of stock options and restricted stock units, though the Company has issued stock appreciation rights in exchange for existing equity awards in connection with an acquisition. The 2011 Plan provides for a variety of other equity instruments to preserve flexibility. The types of securities that may be issued under the 2011 Plan are described below.

Stock Options. Stock options granted under the 2011 Plan may be either non-qualified stock options or incentive stock options qualifying under Section 422 of the Internal Revenue Code. The price of any stock option granted may not be less than the fair market value of the Disney common stock on the date the option is granted. The option price is payable in cash, shares of Disney common stock, through a broker-assisted cashless exercise or as otherwise permitted by the Compensation Committee. As noted above, the 2011 Plan allows the Committee to determine fair market value from several generally accepted alternative methods of establishing such value.

The Compensation Committee determines the terms of each stock option grant at the time of the grant. Beginning with the 2010 annual awards, the exercise term is ten years. The Committee specifies at the time each option is granted the time or times at which, and in what proportions, an option becomes vested and exercisable. Vesting may be based on the continued service of the participant for specified time periods or on the attainment of specified business or stock price performance goals established by the Committee or both. The Committee may accelerate the vesting of options at any time and, unless otherwise provided in the award agreement, vesting accelerates if the participant dies or his or her employment terminates due to disability while employed by the Company or any of its affiliates.

In general, except for termination for cause as described in the 2011 Plan, a stock option expires on the earlier of the scheduled expiration date and (i) unless clause (ii) applies, 12 months after termination of service, if service ceases due to disability; (ii) for awards granted on or after January 1, 2010, 36 months after termination (60 months after termination for awards granted after March 2011), if service ceases for any reason other than death or cause when the participant has reached the age of 60 with 10 years of service unless management determines that doing so for a participant outside the United States would create issues under applicable local laws; (iii) 18 months after termination, if service ceases when the participant is eligible to elect immediate commencement of retirement benefits under a pension plan to which the Company has made contributions unless clause (ii) applies or if the participant died while employed by the Company or any of its affiliates; or (iv) three months after termination, if service ceases under any other circumstances. The Compensation Committee may provide for extension of the expiration of options in individual option agreements and has done so pursuant to employment agreements of certain officers as described under *Payments and Rights on Termination*, above.

Stock Appreciation Rights. A stock appreciation right (which we refer to as an SAR) entitles the participant, upon settlement, to receive a payment based on the excess of the fair market value of a share of Disney common stock on the date of settlement over the base price of the right, multiplied by the applicable number of shares of Disney common stock. SARs may be granted on a stand-alone basis or in tandem with a related stock option. The base price may not be less than the fair market value of a share of Disney common stock on the date of grant. The Compensation Committee will determine the vesting requirements and the payment and other terms of an SAR, including the effect of termination of service of a participant. Vesting may be based on the continued service of the participant for specified time periods or on the attainment of specified business performance goals established by the Committee or both. The Committee may accelerate the vesting of SARs at any time. Generally, any SAR, if granted, would terminate after the ten-year period from the date of the grant. SARs may be payable in cash or in shares of Disney common stock or in a combination of both as determined by the Committee.

Restricted Stock. A restricted stock award represents shares of Disney common stock that are issued subject to restrictions on transfer and vesting requirements as determined by the Compensation Committee. Vesting requirements may be based on the continued service of the participant for specified time periods or on the attainment of specified business performance goals established by the Committee or both. Subject to the transfer restrictions and vesting requirements of the award, the participant will have the same rights as one of Disney's shareholders, including all voting and dividend rights, during the restriction period, unless the Committee determines otherwise at the time of the grant.

Stock Units. An award of stock units provides the participant the right to receive a payment based on the value of a share of Disney common stock. Stock units may be subject to such vesting requirements, restrictions and conditions to payment as the Compensation Committee determines are appropriate. Vesting requirements may be based on the continued service of the participant for a specified time period or on the attainment of specified business performance goals established by the Committee or both as determined by the Committee. A stock unit award may also be granted on a fully vested basis, with a deferred payment date. Stock unit awards are payable in cash or in shares of Disney common stock or in a combination of both. Stock units may also be granted together with related dividend equivalent rights.

Stock Awards. A stock award represents shares of Disney common stock that are issued free of restrictions on transfer and free of forfeiture conditions and as to which the participant is entitled to all the rights of a shareholder. A stock award may be granted for past services, in lieu of bonus or other cash compensation, as Director's compensation or for any other valid purpose as determined by the Compensation Committee.

Section 162(m) Awards

Awards of options and stock appreciation rights granted under the 2011 Plan will automatically qualify as "performance-based compensation" under Section 162(m) of the Internal Revenue Code pursuant to their expected terms. In addition, awards of restricted stock, stock units or stock awards may qualify under Section 162(m) if they are granted in accordance with the Company's Amended and Restated 2002 Executive Performance Plan (or successor plans) and the performance conditions specified thereunder. Under Section 162(m), the terms of the award must state, in terms of an objective formula or standard, the method of computing the amount of compensation payable under the award, and must preclude discretion to increase the amount of compensation payable under the terms of the award (but may give the Compensation Committee discretion to decrease the amount of compensation payable).

Effect of Change in Control

Awards under the 2011 Plan are generally subject to special provisions upon the occurrence of a "change in control" (as defined in the 2011 Plan) transaction with respect to the Company. Under the 2011 Plan, if within twelve months of a change in control there occurs a "triggering event" (as defined in the 2011 Plan) with respect to the employment of the participant, any outstanding stock options, SARs or other equity awards under the 2011 Plan will generally become fully vested and exercisable, and, in certain cases, paid to the participant. A triggering event is defined generally to include a termination of employment by the Company other than for cause or a termination of employment by the participant following a reduction in position, pay or other constructive termination event. Payments under awards that become subject to the excess parachute payment rules under Section 280G of the Internal Revenue Code may be reduced under certain circumstances.

Limited Transferability

All options, stock appreciation rights, restricted stock and restricted stock units granted under the 2011 Plan are non-transferable except upon death, either by the participant's will or the laws of descent and distribution or through a beneficiary designation, or in the case of nonqualified options, during the participant's lifetime to immediate family members of the participant as may be approved by the Compensation Committee.

Adjustments for Corporate Changes

In the event of stock splits, stock dividends, recapitalizations, reclassifications, mergers, spin-offs or other changes affecting the Company or shares of Disney common stock, equitable adjustments shall be made to the number of shares of Disney common stock available for grant, as well as to other maximum limitations under the 2011 Plan, and the number and kind of shares of Disney common stock or other rights and prices under outstanding awards and other terms of outstanding awards affected by such events.

Term, Amendment and Termination

The 2011 Plan has a term of ten years expiring on December 1, 2020, unless terminated earlier by the Board of Directors. The Board may at any time and from time to time and in any respect amend or modify the Plan. The Board may seek the approval of any amendment or modification by the Company's shareholders to the extent it deems necessary or advisable in its sole discretion for purposes of compliance with Section 162(m) or Section 422 of the Internal Revenue Code, the listing requirements of the New York Stock Exchange or other exchange or securities market or for any other purpose. No amendment or modification of the 2011 Plan will adversely affect any outstanding award without the consent of the participant or the permitted transferee of the award.

Plan Benefits

Future benefits under the 2011 Plan are not currently determinable. With respect to fiscal year 2011, stock options and restricted stock units were granted under the 2011 Plan to the Company's named executive officers as set forth in the table captioned Fiscal 2011 Grants of Plan Based Awards, and options for a total of 0.8 million shares and a total of 0.3 million restricted stock units, having an aggregate grant date fair value of $23.2 million were awarded to the executive officers as a group. With respect to fiscal year 2011, stock units and deferred units were granted to non-employee Directors as set forth in the tables captioned "Form of Receipt of Director Fees for Fiscal 2011" and "Director Stock Unit Awards for Fiscal 2011" and the accompanying text and having an aggregate grant date fair value of $3.1 million. Options for a total of 9.9 million shares and a total of 12.5 million restricted stock units, having an aggregate grant date fair value of $605.8 million, were awarded to employees other than executive officers with respect to fiscal year 2011.

U.S. Tax Treatment of Awards

Incentive Stock Options. An incentive stock option results in no taxable income to the optionee or deduction to the Company at the time it is granted or exercised. However, the excess of the fair market value of the shares acquired over the option price is an item of adjustment in computing the alternative minimum taxable income of the optionee. If the optionee holds the stock received as a result of an exercise of an incentive stock option for at least two years from the date of the grant and one year from the date of exercise, then the gain realized on disposition of the stock is treated as a long-term capital gain. If the shares are disposed of during this period (i.e., a "disqualifying disposition"), then the optionee will include in income, as compensation for the year of the disposition, an amount equal to the excess, if any, of the fair market value of the shares upon exercise of the option over the option price (or, if less, the excess of the amount realized upon disposition over the option price). The excess, if any, of the sale price over the fair market value on the date of exercise will be a short-term capital gain. In such case, the Company will be entitled to a deduction, in the year of such a disposition, for the amount includible in the optionee's income as compensation. The optionee's basis in the shares acquired upon exercise of an incentive stock option is equal to the option price paid, plus any amount includible in his or her income as a result of a disqualifying disposition.

Non-Qualified Stock Options. A non-qualified stock option results in no taxable income to the optionee or deduction to the Company at the time it is granted. An optionee exercising such an option will, at that time, realize taxable compensation in an amount equal to the difference between the option price and the then market value of the shares. A deduction for federal income tax purposes will be allowable to the Company in the year of exercise in an amount equal to the taxable compensation recognized by the optionee.

The optionee's basis in such shares is equal to the sum of the option price plus the amount includible in his or her income as compensation upon exercise. Any gain (or loss) upon subsequent disposition of the shares will be a long-term or short-term gain (or loss), depending upon the holding period of the shares.

If a non-qualified option is exercised by tendering previously owned shares of the Company's common stock in payment of the option price, then, instead of the treatment described above, the following generally will apply: a number of new shares equal to the number of previously owned shares tendered will be considered to have been received in a tax-free exchange; the optionee's basis and holding period for such number of new shares will be equal to the basis and holding period of the previously owned shares exchanged. The optionee will have compensation income equal to the fair market value on the date of exercise of the number of new shares received in excess of such number of exchanged shares; the optionee's basis in such excess shares will be equal to the amount of such compensation income; and the holding period in such excess shares will begin on the date of exercise.

Stock Appreciation Rights. Generally, the recipient of a stand-alone SAR will not recognize taxable income at the time the stand-alone SAR is granted. If an employee receives the appreciation inherent in the SARs in cash, the cash will be taxed as ordinary income to the employee at the time it is received. If an employee receives the appreciation inherent in the SARs in stock, the spread between the then current fair market value of the stock and the base price will be taxed as ordinary income to the employee at the time the stock is received. In general, there will be no federal income tax deduction allowed to the Company upon the grant or termination of SARs. However, upon the settlement of an SAR, the Company will be entitled to a deduction equal to the amount of ordinary income the recipient is required to recognize as a result of the settlement.

Other Awards. The current United States federal income tax consequences of other awards authorized under the 2011 Plan are generally in accordance with the following: (i) restricted stock is generally subject to ordinary income tax at the time the restrictions lapse, unless the recipient elects to accelerate recognition as of the date of grant; (ii) stock unit awards are generally subject to ordinary income tax at the time of payment; and (iii) unrestricted stock awards are generally subject to ordinary income tax at the time of grant. In each of the foregoing cases, the Company will generally be entitled to a corresponding federal income tax deduction at the same time the participant recognizes ordinary income.

Section 162(m). Compensation of persons who are "covered employees" of the Company is subject to the tax deduction limits of Section 162(m) of the Internal

Revenue Code. Awards that qualify as "performance-based compensation" are exempt from Section 162(m), thus allowing the Company the full federal tax deduction otherwise permitted for such compensation. The 2011 Plan enables the Compensation Committee to grant awards that will be exempt from the deduction limits of Section 162(m).

Section 409A. Acceleration of income, additional taxes, and interest apply to nonqualified deferred compensation that is not compliant with Section 409A of the Internal Revenue Code. To be compliant with Section 409A rules with respect to the timing of elections to defer compensation, distribution events and funding must be satisfied. The terms of the 2011 Plan are intended to ensure that awards under it will not be subject to adverse tax consequences applicable to deferred compensation under Section 409A.

Tax Treatment of Awards to Non-Employee Directors and to Employees Outside the United States. The grant and exercise of options and awards under the 2011 Plan to non-employee Directors and to employees outside the United States may be taxed on a different basis.

The Board recommends that shareholders vote "FOR" approval of the amendment to the 2011 Stock Incentive Plan

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Advisory Vote on Executive Compensation

As required by Section 14A of the Securities Exchange Act, we are seeking advisory shareholder approval of the compensation of named executive officers as disclosed in the section of this proxy statement titled *"Executive Compensation."* Shareholders are being asked to vote on the following advisory resolution:

> Resolved, that the shareholders advise that they approve the compensation of the Company's named executive officers, as disclosed pursuant to the compensation disclosure rules of the Securities and Exchange Commission (which disclosure shall include the Compensation Discussion and Analysis, the compensation tables, and any related material).

The compensation of our executive officers is based on a design that ties a substantial percentage of an executive's compensation to the attainment of financial and other performance measures that, the Board believes, promote the creation of long-term shareholder value and position the Company for long-term success. As described more fully in the *Compensation Discussion and Analysis*, the mix of fixed and performance based compensation, the terms of the Management Incentive Bonus Program and the terms of long-term incentive awards, as well as the terms of executives' employment agreements, are all designed to enable the Company to attract and maintain top talent while, at the same time, creating a close relationship between performance and compensation. The Compensation Committee and the Board of Directors believe that the design of the program, and hence the compensation awarded to named executive officers under the current program, fulfills this objective.

Shareholders are urged to read the *Compensation Discussion and Analysis* section of this Proxy Statement, which discusses in detail how our compensation policies and procedures implement our compensation philosophy.

Although the vote is non-binding, the Board of Directors and the Compensation Committee will review the voting results in connection with their ongoing evaluation of the Company's compensation program. Broker non-votes (as described under *"Information About Voting and the Meeting — Voting"*) are not entitled to vote on these proposals and will not be counted in evaluating the results of the vote.

The Board of Directors recommends a vote FOR advisory approval of the resolution set forth above.

Other Matters

Management is not aware of any other matters that will be presented at the Annual Meeting, and Company Bylaws do not allow proposals to be presented at the meeting unless they were properly presented to the Company prior to December 23, 2011. However, if any other question that requires a vote is properly presented at the meeting, the proxy holders will vote as recommended by the Board or, if no recommendation is given, in their own discretion.

Information About Voting and the Meeting

Shares Outstanding

Shareholders owning Disney common stock at the close of business on January 13, 2012 (the record date), may vote at the 2012 Annual Meeting and any postponements or adjournments of the meeting. On that date, 1,789,767,118 shares of common stock were outstanding. Each share is entitled to one vote on each matter considered at the meeting.

Voting

Shareholders have a choice of voting over the Internet, by telephone or by using a traditional proxy card.

- To vote by Internet, go to *www.ProxyVote.com* and follow the instructions there. You will need the 12 digit number included on your proxy card, voter instruction form or notice.
- To vote by telephone, registered shareholders should dial 1-800-690-6903 and follow the instructions. Beneficial holders should dial the phone number listed on your voter instruction form. You will need the 12 digit number included on your proxy card, voter instruction form or notice.
- If you received a notice and wish to vote by traditional proxy card, you can receive a full set of materials at no charge through one of the following methods:
  1) by internet: www.ProxyVote.com
  2) by Phone: 1-800-579-1639
  3) by email: *sendmaterial@proxyvote.com* (your email should contain the 12 digit number in the subject line).

The deadline for voting by telephone or electronically is 11:59 p.m., Eastern Time, on March 12, 2012. If you are a registered shareholder and attend the meeting, you may deliver your completed proxy card in person. "Street name" shareholders who wish to vote at the meeting will need to obtain a proxy form from the institution that holds their shares.

If you properly sign and return your proxy card or complete your proxy via the telephone or Internet, your shares will be voted as you direct. If you sign and return your proxy but do not specify how you want your shares voted, they will be voted FOR the election of all nominees for Director as set forth under *"Election of Directors,"* FOR the ratification of the appointment of the independent registered public accountants, FOR approval of the amendment to the 2011 Stock incentive Plan and FOR the advisory vote on executive compensation.

You may revoke your proxy and change your vote at any time before the close of balloting at the Annual Meeting by submitting a written notice to the Secretary, by submitting a later dated and properly executed proxy (including by means of a telephone or Internet vote) or by voting in person at the Annual Meeting.

If you participate in the Disney Savings and Investment Plan or the Disney Hourly Savings and Investment Plan, you may give voting instructions as to the number of shares of common stock you hold in the plan as of the record date. You may provide voting instructions to Fidelity Management Trust Company by voting online or by completing and returning a proxy card if you received one. If you hold shares other than through these plans and you vote electronically, voting instructions you give with respect to your other shares will be applied to Disney stock credited to your accounts in a savings and investment plan unless you request a separate control number with respect to each account. To receive separate control numbers, please call 1-866-412-8382.

The trustee will vote your shares in accordance with your duly executed instructions received by March 8, 2012. If you do not send instructions, an independent fiduciary has been selected to determine how to vote all shares for which the trustee does not receive timely instructions from participants. You may revoke previously given voting instructions by March 8, 2012, by either revising your instructions on line or by submitting to the trustee either a written notice of revocation or a properly completed and signed proxy card bearing a later date. Your voting instructions will be kept confidential by the trustee.

Under New York Stock Exchange Rules, the proposal to approve the appointment of independent auditors is considered a "discretionary" item. This means that brokerage firms may vote in their discretion on this matter on behalf of clients who have not furnished voting instructions at least 10 days before the date of the meeting. In contrast, the election of directors, the amendment to the 2011 Stock Incentive Plan and the advisory vote on executive compensation are "non-discretionary" items. This means brokerage firms that have not received voting instructions from their clients on these proposals may not vote on them. These so-called "broker non-votes" will be included in the calculation of the number of votes considered to be present at the meeting for purposes of determining a quorum, but will not be considered in determining the number of votes necessary for approval and will have no effect on the outcome of the vote for Directors, the amendment to the 2011 Stock Incentive Plan and the advisory vote on executive compensation.

We will post preliminary results of voting at the meeting on our investor relations web site promptly after the meeting and file results with the Securities and Exchange Commission as required by applicable rules.

Attendance at the Meeting

If you plan to attend the meeting, you must request an admission ticket in advance. Tickets will be issued to registered and beneficial owners and to one guest accompanying each registered or beneficial owner. You may request tickets by:

- visiting *www.disney.com/annualmeeting2012* and following the instructions provided;
- sending an e-mail to the Shareholder Services department at Corp.Shareholder.Services@Disney.com providing the name under which you hold shares of record or the evidence described below of your beneficial ownership of shares and whether you are requesting one or two tickets;
- sending a fax to (818) 553-7210 providing the name under which you hold shares of record or the evidence described below of your beneficial ownership of shares and whether you are requesting one or two tickets;
- calling Shareholder Services at (818) 553-7200 and following the instructions provided; or
- sending a request by mail to Shareholder Services, The Walt Disney Company, 500 S. Buena Vista St., MC 9722, Burbank, CA 91521 providing the name under which you hold shares of record or the evidence described below of your beneficial ownership of shares and whether you are requesting one or two tickets.

Please note that if you hold your shares in "street name" (that is, through a broker or other nominee), you will need to send a written request for a ticket either by regular mail, fax or e-mail, along with proof of share ownership, such as a copy of the portion of your voting instruction form showing your name and address, a bank or brokerage firm account statement or a letter from the broker, trustee, bank or nominee holding your shares, confirming ownership.

Requests for admission tickets will be processed in the order in which they are received and must be requested no later than March 8, 2012. Please note that seating is limited and requests for tickets will be accepted on a first-come, first-served basis. On the day of the meeting, each shareholder will be required to present a valid picture identification such as a driver's license or passport with their admission ticket. Seating will begin at 9:00 a.m. and the meeting will begin at 10:00 a.m. Cameras (including cell phones with photographic capabilities), recording devices and other electronic devices will not be permitted at the meeting.

Other Information

Stock Ownership

Based on a review of filings with the Securities and Exchange Commission and review of shareholders of record, the Company has determined that the following person holds more than 5% of the outstanding shares of Disney common stock.

Name and Address of Beneficial Owner	Shares	Percent of Class
Steven P. Jobs Trust c/o Howson & Simon LLP 101 Ygnacio Valley Road Walnut Creek, CA 94596	137,294,503	7.7%

The following table shows the amount of Disney common stock beneficially owned (unless otherwise indicated) by our current Directors, nominees and named executive officers and by Directors, nominees and executive officers as a group. Except as otherwise indicated, all information is as of January 13, 2012.

Name	Shares[1,2]	Stock Units[3,4]	Shares Acquirable Within 60 Days[4,5]	Percent of Class
Susan E. Arnold	8,442	12,954	15,641	*
Alan N. Braverman	265,935	—	544,698	*
John S. Chen	19,686	18,420	39,641	*
Judith L. Estrin	48,713	6,710	51,641	*
Robert A. Iger	1,066,288	—	3,390,791	*
Fred H. Langhammer	22,608	20,452	33,641	*
Aylwin B. Lewis	14,982	20,249	39,641	*
Monica C. Lozano	15,826	27,806	51,641	*
Robert W. Matschullat	14,439	37,575	45,641	*
Kevin A. Mayer	2,341	—	143,526	*
M. Jayne Parker	21,482	—	66,605	*
John E. Pepper, Jr.	104,499	4,847	27,641	*
James A. Rasulo	66,884	—	567,862	*
Sheryl Sandberg	—	8,591	—	*
Orin C. Smith	13,087	6,710	27,641	*
All Directors and executive officers as a group (16 persons)	1,742,417	164,313	5,264,019	*

* Less than 1% of outstanding shares.

1 The number of shares shown includes shares that are individually or jointly owned, as well as shares over which the individual has either sole or shared investment or voting authority. Some Directors and executive officers disclaim beneficial ownership of some of the shares included in the table, as indicated below:

- Mr. Chen – 1,125 shares held for the benefit of children;
- Mr. Iger – 156 shares held by spouse;
- Ms. Lozano – 57 shares held for the benefit of a child;
- Mr. Mayer – 65 shares held for the benefit of members of his family; and
- Mr. Pepper – 150 shares held for the benefit of a child.

All Directors and executive officers as a group disclaim beneficial ownership of a total of 1,553 shares.

2 For executive officers, the number of shares listed includes interests in shares held in Company savings and investment plans as of January 13, 2012: Mr. Iger—18,092 shares; Mr. Rasulo—21,404 shares; Mr. Braverman—9,267 shares; Ms. Parker—12,418 shares and all executive officers as a group—64,149 shares.

3 Reflects the number of stock units credited as of January 13, 2012 to the account of each non-employee Director participating in the Company's Amended and Restated 1997 Non-Employee Directors Stock and Deferred Compensation Plan. These units are payable solely in shares of Company common stock as described under "*Corporate Governance and Board Matters — Board Compensation*," but do not have current voting or investment power. Excludes unvested restricted stock units awarded to executives under the Company's Amended and Restated 2002 Executive Performance Plan which vest on a performance basis and other restricted stock units awarded to executives that have not vested under their vesting schedules.

4 Excludes dividends to be credited March 31, 2012 on restricted stock units held on December 31, 2011.

5 Reflects the number of shares that could be purchased by exercise of options exercisable at January 13, 2012, or within 60 days thereafter under the Company's stock option plans and the number of shares underlying restricted stock units that are not subject to performance conditions and vest within 60 days of January 13, 2012.

Section 16(a) Beneficial Ownership Reporting Compliance

Based upon a review of filings with the Securities and Exchange Commission and written representations that no other reports were required, we believe that all of our Directors and executive officers complied during fiscal 2011 with the reporting requirements of Section 16(a) of the Securities Exchange Act of 1934.

Electronic Availability of Proxy Statement and Annual Report

As permitted by Securities and Exchange Commission rules, we are making this proxy statement and our annual report available to shareholders electronically via the Internet on the Company's website at *www.disney.com/investors*. On January 20, 2012, we began mailing to our shareholders a notice containing instructions on how to access this proxy statement and our annual report and how to vote online. If you received that notice, you will not receive a printed copy of the proxy materials unless you request it by following the instructions for requesting such materials contained on the notice or set forth in the following paragraph.

If you received a paper copy of this proxy statement by mail and you wish to receive a notice of availability of next year's proxy statement either in paper form or electronically via e-mail, you can elect to receive a paper notice of availability by mail or an e-mail message that will provide a link to these documents on our website. By opting to receive the notice of availability and accessing your proxy materials online, you will save the Company the cost of producing and mailing documents to you, reduce the amount of mail you receive and help preserve environmental resources. Registered shareholders may elect to receive electronic proxy and annual report access or a paper notice of availability for future annual meetings by registering online at *www.disney.com/investors*. If you received electronic or paper notice of availability of these proxy materials and wish to receive paper delivery of a full set of future proxy materials, you may do so at the same location. Beneficial or "street name" shareholders who wish to elect one of these options may also do so at *www.disney.com/investors*.

Reduce Duplicate Mailings

The Company is required to provide an annual report and proxy statement or notice of availability of these materials to all shareholders of record. If you have more than one account in your name or at the same address as other shareholders, the Company or your broker may discontinue mailings of multiple copies. If you wish to receive separate mailings for multiple accounts at the same address, you should mark the box labeled "No" next to "Householding Election" on your proxy card. If you are voting by telephone or the Internet and you wish to receive multiple copies, you may notify us at the address and phone number at the end of the following paragraph if you are a shareholder of record or notify your broker if you hold through a broker.

Once you have received notice from your broker or us that they or we will discontinue sending multiple copies to the same address, you will receive only one copy until you are notified otherwise or until you revoke your consent. If you received only one copy of this proxy statement and the annual report or notice of availability of these materials and wish to receive a separate copy for each shareholder at your household, or if, at any time, you wish to resume receiving separate proxy statements or annual reports or notices of availability, or if you are receiving multiple statements and reports and wish to receive only one, please notify your broker if your shares are held in a brokerage account or us if you hold registered shares. You can notify us by sending a written request to The Walt Disney Company, Shareholder Services, 500 South Buena Vista Street, MC 9722, Burbank, California 91521, or by calling

Shareholder Services at (818) 553-7200 and we will promptly deliver additional materials as requested.

Proxy Solicitation Costs

The proxies being solicited hereby are being solicited by the Board of Directors of the Company. The cost of soliciting proxies in the enclosed form will be borne by the Company. We have retained Phoenix Advisory Partners, LLC, 110 Wall Street, New York, New York 10005, to aid in the solicitation. For these and related advisory services, we will pay Phoenix a fee of $35,000 and reimburse it for certain out-of-pocket disbursements and expenses. Officers and regular employees of the Company may, but without compensation other than their regular compensation, solicit proxies by further mailing or personal conversations, or by telephone, facsimile or electronic means. We will, upon request, reimburse brokerage firms and others for their reasonable expenses in forwarding solicitation material to the beneficial owners of stock.

The Walt Disney Company

Fiscal Year 2011
Annual Financial Report
And Shareholder Letter

The Walt Disney Company

January 2012

Dear Shareholders,

Fiscal 2011 was a year of great accomplishment for The Walt Disney Company, marked by creativity and innovation across our businesses globally, record financial results and numerous important steps to position the Company for the future.

While 2011 brought us so much to cheer about, it was also marked by profound loss, with the passing of Steve Jobs. Steve's incredible stewardship of Pixar, and his decision to sell Pixar to Disney in 2006, brought Steve into the Disney family, as a board member, a shareholder, a mentor, and a friend, and we were so lucky for all that he represented and all that he contributed.

Disney, ESPN, ABC, Pixar, and Marvel are an amazing collection of brands that grow stronger every day as new platforms and new markets provide enormous new opportunities for high quality content and experiences. To that end, we are fortunate to have a talented group of employees who are committed day in and day out to building our brands around the world.

Since becoming President and CEO in 2005, I have focused on three strategic priorities: creating high-quality family content, making experiences more memorable and accessible through innovative technology, and growing internationally. In fiscal 2011, net income attributable to Disney was a record $4.8 billion, an increase of 21% over last year, and revenue was a record $40.9 billion, up 7% from last year. Diluted earnings per share increased by 24% to a record $2.52. I'm particularly gratified by our outstanding performance in fiscal 2011, given the challenging global economic environment.

Our financial and capital strength has allowed us to make important near and long term investments, two of the most significant being Pixar and Marvel. Animation is the heart and soul of Disney, and since becoming part of the Company nearly six years ago, Pixar has greatly advanced Disney's animation studio with incredible creativity and technological innovation as well as bringing us beloved new characters, magical stories, and an unprecedented number of hit movies. With Iron Man, Thor and Captain America, we have just begun to mine Marvel's rich roster of characters and stories, and leverage them across our businesses to create all-important franchises.

We've made significant long-term investments in our parks and resorts, enhancing and expanding guests' experiences. In 2012, several of those investments in new lands and attractions are opening, including Disney California Adventure's Cars Land where guests will journey to the 12-acre Radiator Springs. Like World of Color, which opened in 2010, we believe Cars Land will be a huge draw. This spring, we will also launch the Disney Fantasy, the sister ship to the Disney Dream, which has been extremely popular since making its maiden voyage a year ago. The Disney Fantasy is an exciting addition to our fleet, which has set a new standard in the cruise industry providing outstanding high-quality service and memorable experiences.

We are pleased with the successful opening of our redesigned Disney Stores, which have been transformed into an immersive, interactive experience with our cherished characters, classic stories and unmatched brands at new and renovated locations worldwide. We are also becoming an integral part of new parents' lives providing important information, entertainment, and nursery necessities through the launch of disneybaby.com as well as through our recent acquisition of the premiere parent blogging site, Babble, and the 2012 opening of a pilot Disney Baby retail store.

For nearly 90 years, Disney has been dedicated to creating timeless stories that can be enjoyed and treasured by audiences everywhere. One of our most popular franchises, Pirates of the Caribbean, returned to the theaters last year with the fourth installment, *On Stranger Tides,* and became Disney's fourth film to surpass the billion-dollar mark. *Cars 2, Tangled,* and two Marvel epics, *Thor* and *Captain America: The First Avenger,* also dazzled audiences. Opening weekend was a big success for *The Muppets,* the first theatrical release in 12 years for Kermit and Miss Piggy. And nearly 20 years after its debut, last fall's extraordinarily successful re-release of *The Lion King* in 3D reminded us of the magic of Disney storytelling and how it touches people's lives generation after generation.

This March, the action adventure film *John Carter* from Oscar®-award winner Andrew Stanton who directed *Wall-E* and *Finding Nemo* will hit theaters. It will be followed by the highly-anticipated, *The Avengers*, the first Marvel film being marketed and distributed by Disney. *The Avengers* brings together six iconic Marvel superheroes including Iron Man, the Incredible Hulk and Black Widow, and has already generated tremendous buzz. Two new animated features debut in 2012, starting in June with Disney-Pixar's *Brave*, featuring a feisty heroine on a grand adventure in the Scottish highlands. Then, in November, Disney Animation Studios brings us, *Wreck-It Ralph*, a journey across the arcade through every generation of video games.

We're really proud of our two new ABC-owned hit dramas, *Once Upon A Time* and *Revenge*, as well as the continued phenomenal success of the Emmy®-award winning *Modern Family* and a new breakout comedy, *Suburgatory*. We couldn't be more pleased that the top entertainment destination for kids and tweens is again Disney Channel, with record viewership for fiscal 2011 and original programming including the No. 1 animated series, *Phineas and Ferb*, for kids and tweens.

Through rapidly-evolving technology, we are enhancing the quality of our storytelling and personalizing entertainment experiences while expanding our reach exponentially across brands and businesses.

ESPN, the worldwide leader in sports programming, continues to maximize the use of new digital platforms, allowing fans to watch must-see sporting events including NFL games, Wimbledon, the Indy 500, college sports and cricket on multiple devices, including our groundbreaking real time viewing application, "WatchESPN." In fact, 70 percent of users seeking sports content on mobile devices rely on ESPN for live sports, entertainment, expert commentary, news and stats. As its digital reach continues to expand, ESPN had its most-watched fiscal year with its array of sports programming while also reaching international markets with live events from the UK and Australia to India and Latin America.

Technology is transforming almost every aspect of our businesses. As the leading children's publisher, Disney Publishing Worldwide grew its e-book business threefold over the past year by transporting timeless Disney characters like Winnie the Pooh from the printed page to immersive stories online. And Disney's innovative technology makes a raceway out of an iPad when paired with miniature Lightning McQueen and Mater vehicles, creating a magical way to further interact with Cars characters. We are also excited about our Disney.com/YouTube partnership creating new online video entertainment, providing fun high-quality family entertainment and allowing us to connect more deeply with our fans.

There has never been a better time to be in the content business than now, particularly in populous, developing countries where the middle class is growing rapidly, has more discretionary income and is looking for quality family entertainment.

In the last year, we've made significant progress in major emerging markets, including Russia and China. In Russia, we launched a free-to-air Disney Channel that will reach 75% of the country's viewers. Disney Channel has been a critical component of building our brand internationally. With our Russia launch, we will have more than 100 worldwide channels in our Disney Channel portfolio, up from 19 a decade ago.

With more than 1.3 billion people, China is an important and growing market and an exciting opportunity for us. We continue to see strength in our licensing and publishing business, and we are growing our very successful English language teaching program. We recently opened Toy Story Land at Hong Kong Disneyland, and two more lands will be unveiled soon, making the park an even more attractive family destination. Our most significant development in China is the Shanghai Disney Resort, which will give us a major footprint with two themed hotels, recreational facilities and the tallest, most immersive and interactive castle ever to be built at a Disney park. Construction on the 963-acre site is off to a great start, and Imagineers are deep into the design of the Magic Kingdom-style park, which promises to be authentically Disney and distinctly Chinese.

Disney's future rests not only with the wonderful stories we tell and the experiences we create but with how we do business to make lasting positive change. Since March 2008, when we published our first Corporate Citizenship Report, we have made significant progress on ambitious environmental goals to reduce the Company's direct impact on carbon emissions, water resources and ecosystems. We've also made great strides in our commitment to encourage healthy eating for children by associating our beloved characters with snacks and foods with high nutritional standards as well as providing wholesome options on kids' menus at our parks. I'm also very proud of our work with military families in keeping with our long legacy of supporting the armed services. We've also put additional focus on our commitment to foster safe and respectful workplaces wherever we do business, and we released the Company's Human Rights Policy statement. We believe our citizenship efforts make the Company a more desirable place to work, strengthen our brands and our bonds with customers worldwide, and add to shareholder value.

Disney is well positioned to meet the challenges of the fast-changing media and entertainment space with our energized, dedicated employees. As the Company grows globally, we are also becoming more diverse reflecting our consumers and our markets. I'm confident that a more diverse Disney will open up countless new opportunities for us to provide unique entertainment experiences across our great brands and in new regions of the world.

We, as a company, have been very fortunate to have a strong board of directors who bring their considerable experience to promoting the delivery of long-term value at Disney. I want to take this opportunity to thank our chairman, John Pepper, for his excellent counsel and his support of our people and strategy for the last five and a half years. John has decided to retire from the board after our annual meeting in March, and I will miss working with him. His impeccable integrity, and knowledge and appreciation of Disney have been invaluable to me and the Company.

I also want to thank former board member John Bryson for his many contributions and support of our strategy for nearly 12 years and we wish him much success as U.S. Commerce Secretary.

Lastly, I mentioned the loss of Steve Jobs earlier in this letter, and I want to end it by sharing a few things I learned from Steve.

Like Walt Disney, Steve had an expectation of excellence. He had obsessively high standards and he never accepted the merely good; he only accepted insanely great. He believed success came from collaboration, and great things in business were never done by one person. He thought deeply about everything and never rushed important matters. He would urge me to focus on what counts. He believed what mattered most was "great ideas and great people."

On behalf of all of us who work at Disney, I want you to know that we are all committed to excellence, creating insanely great family entertainment and focusing on what counts to deliver incredible entertainment experiences and shareholder value. Thank you for your support and confidence in us.

Robert A. Iger
President and Chief Executive Officer
The Walt Disney Company

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended October 1, 2011 — Commission File Number 1-11605

The Walt Disney Company

Incorporated in Delaware
500 South Buena Vista Street, Burbank, California 91521
(818) 560-1000

I.R.S. Employer Identification No.
95-4545390

Securities Registered Pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, $.01 par value	New York Stock Exchange

Securities Registered Pursuant to Section 12(g) of the Act: None.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ✓ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes No ✓

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months and (2) has been subject to such filing requirements for the past 90 days. Yes ✓ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ✓ No

Indicate by check mark if disclosure of delinquent filers pursuant to Rule 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [✓]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer", "accelerated filer", and "smaller reporting company" in Rule 12b-2 of the Exchange Act (Check one).

Large accelerated filer	✓	Accelerated filer	
Non-accelerated filer (do not check if smaller reporting company)		Smaller reporting company	

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes No ✓

The aggregate market value of common stock held by non-affiliates (based on the closing price on the last business day of the registrant's most recently completed second fiscal quarter as reported on the New York Stock Exchange-Composite Transactions) was $75.3 billion. All executive officers and directors of the registrant and all persons filing a Schedule 13D with the Securities and Exchange Commission in respect to registrant's common stock have been deemed, solely for the purpose of the foregoing calculation, to be "affiliates" of the registrant.

There were 1,796,513,187 shares of common stock outstanding as of November 15, 2011.

Documents Incorporated by Reference

Certain information required for Part III of this report is incorporated herein by reference to the proxy statement for the 2012 annual meeting of the Company's shareholders.

THE WALT DISNEY COMPANY AND SUBSIDIARIES

TABLE OF CONTENTS

(This page intentionally left blank)

PART I

ITEM 1. Business

The Walt Disney Company, together with its subsidiaries, is a diversified worldwide entertainment company with operations in five business segments: Media Networks, Parks and Resorts, Studio Entertainment, Consumer Products and Interactive Media. For convenience, the terms "Company" and "we" are used to refer collectively to the parent company and the subsidiaries through which our various businesses are actually conducted. On December 31, 2009, the Company completed an acquisition of Marvel Entertainment, Inc. (Marvel). See Note 4 to the Consolidated Financial Statements. Marvel businesses are reported primarily in our Studio Entertainment and Consumer Products segments.

Information on the Company's revenues, operating income, and identifiable assets appears in Note 1 to the Consolidated Financial Statements included in Item 8 hereof. The Company employed approximately 156,000 people as of October 1, 2011.

MEDIA NETWORKS

The Media Networks segment is comprised of international and domestic cable networks and our broadcasting business, which consists of a domestic broadcast television network, television production operations, domestic and international television distribution, domestic television stations, domestic and international broadcast radio networks, domestic radio stations, and publishing and digital operations.

Cable Networks

Our cable networks group operates the ESPN, Disney Channels Worldwide, ABC Family and SOAPnet networks. The cable networks group produces its own programs or acquires rights from third parties to air on our networks. The Company also has interests in joint ventures that operate programming services and are accounted for under the equity method of accounting.

Cable networks derive a majority of their revenues from fees charged to cable, satellite and telecommunications service providers (Multi-channel Video Service Providers or MVSPs) and, for certain networks (primarily ESPN and ABC Family), the sale to advertisers of time in network programs for commercial announcements. Generally, the Company's cable networks operate under multi-year carriage agreements with MVSPs that include contractually determined fees. The amounts that we can charge to MVSPs for our cable network services are largely dependent on competition and the quality and quantity of programming that we can provide. The ability to sell time for commercial announcements and the rates received are primarily dependent on the size and nature of the audience that the network can deliver to the advertiser as well as overall advertiser demand. We also sell programming developed by our cable networks to third parties worldwide in pay and syndication markets, in DVD format and also online to third party services.

The Company's significant cable networks and our ownership percentage and estimated subscribers as of October 1, 2011 are set forth in the following table:

	Estimated Subscribers (in millions) (1)	Ownership %
ESPN (2)		
ESPN	99	80.0
ESPN2	99	80.0
ESPNEWS	73	80.0
ESPN Classic	33	80.0
ESPNU	72	80.0
Disney Channels Worldwide		
Disney Channel – Domestic	99	100.0
Disney Channels – International (3)	141	100.0
Disney Junior (3)	58	100.0
Disney XD – Domestic	78	100.0
Disney XD – International (3)	91	100.0
ABC Family	98	100.0
SOAPnet	74	100.0
A&E/Lifetime		
A&E (2)	99	42.1
Lifetime Television	99	42.1
HISTORY	99	42.1
Lifetime Movie Network	82	42.1
The Biography Channel	65	42.1
History International	64	42.1
Lifetime Real Women (3)	18	42.1

(1) Estimated U.S. subscriber counts according to Nielsen Media Research as of September 2011, except as noted below

(2) ESPN and A&E programming is distributed internationally through other networks discussed below.

(3) Subscriber counts are not rated by Nielsen and are based on internal management reports.

ESPN

ESPN is a multimedia, multinational sports entertainment company that operates eight 24-hour domestic television sports networks: ESPN, ESPN2, ESPNEWS, ESPN Classic, ESPN Deportes (a Spanish language network), ESPNU (a network devoted to college sports), ESPN 3D (a 3D service), and the regionally focused Longhorn Network (a network dedicated to The University of Texas athletics). ESPN also operates five high-definition television simulcast services, ESPN HD, ESPN2 HD, ESPNEWS HD, ESPNU HD, and ESPN Deportes HD. ESPN programs the sports schedule on the ABC Television Network, which is branded ESPN on ABC. ESPN owns, has equity interests in or has distribution agreements with 47 international sports networks reaching households in more than 200 countries and territories in 16 languages including a live sports network in the UK. ESPN holds a 50% equity interest in ESPN Star Sports, which distributes sports programming throughout most of Asia, and a 30% equity interest in CTV Specialty Television, Inc., which owns The Sports Network, The Sports Network 2, Le Réseau des Sports, ESPN Classic Canada, the NHL Network and Discovery Canada.

ESPN holds rights for various professional and college sports programming including, NFL, NBA, the SEC, ACC and Pac 12 college football and basketball conferences, NASCAR and MLB.

ESPN also operates:

- ESPN.com – which delivers comprehensive sports news, information and video each month through its national hub and five local sites – ESPNBoston.com, ESPNChicago.com, ESPNDallas.com, ESPNLosAngeles.com and ESPNNewYork.com
- ESPN3 – which is a broadband service available to 70 million subscribers that delivers more than 4,000 live events
- ESPN Mobile Properties – which delivers content, including live game coverage, alerts and highlights, to mobile service providers
- ESPN Regional Television – which is a syndicator of collegiate sports programming
- The ESPN Radio Network and four owned ESPN Radio stations
- ESPN The Magazine
- ESPN Enterprises – which develops branded licensing opportunities

The Company holds a 15% interest in The Active Network, Inc., a domestic online community and marketing platform for individuals and event organizers to participate in and promote sports and recreational activities.

The ESPN Radio Network is carried on more than 750 stations, making it the largest sports radio network in the United States. We own four of the stations and 355 are operated full-time.

Disney Channels Worldwide

Disney Channel Disney Channel is a 24-hour cable network airing original series and movie programming targeted to children and families. Shows developed and produced internally for exhibition on Disney Channel include live-action comedy series, animated programming and educational preschool series, as well as movies for the Disney Channel Original Movie franchise. Live-action comedy series include *A.N.T. Farm, Good Luck Charlie, Jessie, Shake It Up, The Suite Life on Deck* and *Wizards of Waverly Place.* Disney Channel also airs the animated programs, *Phineas and Ferb* and *Fish Hooks.* Original series for preschoolers include the animated series *Disney's Mickey Mouse Clubhouse, Jake and the Never Land Pirates,* and *Special Agent Oso,* as well as the live-action series *Imagination Movers.* Programming is also acquired from third parties and includes content from Disney's theatrical film and television programming library.

On November 18, 2011, the Company acquired a 49% ownership interest in the Seven TV network from UTH Russia Limited (UTH) for $300 million. The Seven TV network will be converted to an ad-supported, free-to-air Disney Channel in Russia.

Disney Junior Disney Junior (formerly branded *Playhouse Disney*) provides learning-focused programming for preschoolers. In the U.S., the daily Disney Junior programming block is aired on the Disney Channel. Disney Junior is aired internationally on our channels in Latin America, Europe, Asia, Australia and Africa. Beginning in 2012, Disney Junior will also be a dedicated 24-hour basic channel in the United States for preschool-age children, parents and caregivers, featuring animated and live-action programming which blends Disney's storytelling and characters with learning, including early math and language skills and featuring healthy eating, lifestyle, and social skills.

Disney XD Disney XD has a mix of live-action and animated programming for kids ages 6-14, targeting boys and their quest for discovery, accomplishment, sports, adventure and humor. The programming includes original series such as *Phineas and Ferb, Kick Buttowski,* and the live-action series, *Pair of Kings* and *Zeke and Luther,* as well as movies and short-form content including sports-themed content developed with ESPN.

In the U.S., Disney XD is seen on a 24-hour network. We also have XD channels in Latin America, Europe and Asia that distribute programming to approximately 130 countries/territories.

Disney Cinemagic Disney Cinemagic is a premium subscription service in Europe. Disney Cinemagic shows Disney movies, classic and newer Disney cartoons and shorts as well as animated television series such as *Disney's House of Mouse, Lilo & Stitch: The Series,* and *Tarzan.*

Hungama Hungama is a kids general entertainment cable network in India which features a mix of anime, Hindi-language series and game shows.

ABC Family

ABC Family is a U.S. television programming service that targets the 15-34 demographic. ABC Family produces original programming including the returning series *The Secret Life of the American Teenager, Make It or Break It, Melissa & Joey* as well as new original series *Switched at Birth.* ABC Family also acquires programming including the returning series *Pretty Little Liars* and the new series *The Lying Game.* Additionally, ABC Family airs content from our owned theatrical film library. ABC Family also features branded programming holiday events such as "13 Nights of Halloween" and "25 Days of Christmas".

ABCFamily.com creates digital extensions to ABC Family programming that feature interactivity and social networking. The site also features user-generated content and online programming that can be downloaded and customized based on individual user preferences.

SOAPnet

SOAPnet offers same-day episodes of daytime dramas at night and also original programming. Programming includes same-day episodes of daytime dramas such as *Days of Our Lives, One Life to Live, General Hospital* and *The Young and the Restless* and primetime series such as *The O.C., One Tree Hill, Beverly Hills 90210,* and *The Gilmore Girls.*

Content related to SOAPnet's programming is available on SOAPnet.com, including video extras, games, blogs, community forums, photos and downloadable content.

AETN/Lifetime

The A&E Television Networks (AETN) include A&E, HISTORY, The Biography Channel and History International. A&E offers entertainment ranging from reality series to original movies, dramatic series, and justice shows. HISTORY offers original non-fiction series and event-driven specials. The Biography Channel offers original series about prominent people and their lives, including the "Biography" series. History International focuses on the culture and history of various countries throughout the world from the perspective of locals. Internationally, A&E programming is available in over 150 countries through joint ventures and distribution agreements with affiliates.

Lifetime Entertainment Services (Lifetime) includes Lifetime Television, Lifetime Movie Network and Lifetime Real Women. Lifetime Television is devoted to women's lifestyle programming. Lifetime Movie Network is a 24-hour movie channel. Lifetime Real Women is a 24-hour cable network with programming from a woman's point of view.

The Company's share of the financial results of the combined entity, AETN/Lifetime, is reported as "Equity in the income of investees" in the Company's Consolidated Statements of Income.

Radio Disney

Radio Disney is a 24/7 radio network for kids, tweens and families. Radio Disney is available on 34 terrestrial radio stations, 31 of which we own, and on RadioDisney.com, SiriusXM satellite radio, iTunes Radio Tuner, XM/DIRECTV and mobile phones. Radio Disney programming can be downloaded via the iTunes Music Store. Radio Disney is also available throughout most of South America via a separate Spanish language terrestrial broadcast.

UTV

The Company holds an approximate 50% direct interest in UTV Software Communications Limited (UTV), a media company headquartered and publicly traded in India that is accounted for as an unconsolidated equity investment. Results from this investment are included in the Media Networks segment.

On July 25, 2011, the UTV board of directors approved a proposal submitted by the Company to acquire the publicly held shares of UTV through a delisting offer process. Subsequently, the UTV shareholders approved the delisting of UTV's equity shares from the Indian stock exchanges. The delisting process is governed by Indian law and will, if completed, involve an offer by the Company to acquire shares publicly traded on the Indian stock exchanges at a price determined through the offer process. The transaction is subject to, among other things, Indian regulatory approval and the Company's acceptance of the price per share that results from the delisting offer process. If completed, the Company's interest in UTV would increase to at least 90% and result in a delisting of UTV's shares. See Note 4 to the Consolidated Financial Statements included in Item 8 hereof.

Broadcasting

Domestic Broadcast Television Network

The Company operates the ABC Television Network, which as of October 1, 2011, had affiliation agreements with 238 local stations reaching 99% of all U.S. television households. The ABC Television Network broadcasts programs in the following "dayparts": daytime, primetime, late night, news, and sports.

The ABC Television Network produces its own programs or acquires rights from third parties, as well as entities that are owned by or affiliated with the Company. The ABC Television Network derives the majority of its revenues from the sale to advertisers of time in network programs for commercial announcements. The ability to sell time for commercial announcements and the rates received are primarily dependent on the size and nature of the audience that the network can deliver to the advertiser as well as overall advertiser demand for time on network broadcasts. The ABC Television Network also receives fees for its broadcast feed from some of its affiliated stations and pays varying amounts of compensation to some of its affiliated stations.

ABC.com is the official web site of the ABC Television Network and provides access to full-length episodes of ABC shows online. ABCNews.com provides in-depth worldwide news coverage online. ABCNews.com also offers broadband subscriptions to the 24-hour live internet news channel, *ABC News Now* and to video-on-demand news reports from all ABC News broadcasts.

Television Production

The Company produces programming under the ABC Studios and ABC Media Productions labels. Program development is carried out in collaboration with independent writers, producers, and creative teams, with a focus on half-hour comedies and one-hour dramas, primarily for primetime broadcasts. Primetime programming produced either for our networks or for third parties in the 2011/2012 television season include the returning one-hour dramas *Army Wives, Body of Proof, Castle, Criminal Minds, Desperate Housewives, Grey's Anatomy,* and *Private Practice;* the returning half-hour comedies *Cougar Town* and *Happy Endings;* and new primetime series that premiere in the 2011/2012 season which include the one-hour dramas *Once Upon a Time* and *Revenge* as well as the half-hour comedy *Man Up*!. Additionally, *Good Christian Belles*, *Missing*, *Scandal*, and *The River* are in production for mid-season. *Castle* entered the domestic syndication market during 2011 with the show becoming available beginning in 2012. We also produce *Jimmy Kimmel Live* for late night and a variety of primetime specials for network television and live-action syndicated programming. Syndicated programming includes *Live! with Regis and Kelly,* a daily talk show, and *Who Wants to Be a Millionaire,* a game show. The Company also produces news programming including *World News with Diane Sawyer*, *Good Morning America*, *20/20* and *Nightline* and programming for Daytime such as *The View* and *General Hospital.*

We also distribute the Company's productions worldwide in pay and syndication markets, in DVD format and also online via Company internet sites such as ABC.com and to third party services. Our distribution groups also distribute programming aired on our cable networks.

Domestic Television Stations

The Company owns eight television stations, six of which are located in the top-ten markets in the United States. The television stations derive the majority of their revenues from the sale to advertisers of time in television station programs for commercial announcements and also receive retransmission fees charged to MVSPs. All of our television stations are affiliated with the ABC Television Network and collectively reach 23% of the nation's television households. Each owned station broadcasts three digital channels: the first consists of local, ABC Television Network, and syndicated programming; the second is the Live Well Network broadcast in standard definition; and the third is the Live Well Network broadcast in high definition.

Live Well Network provides programming focusing on lifestyle topics such as interior design, healthy cooking, and outdoor activities. Live Well Network currently reaches 42% of the nation's households through our owned stations and affiliates.

Markets and details for the stations we own are as follows:

Market	TV Station	Television Market Ranking [1]
New York, NY	WABC-TV	1
Los Angeles, CA	KABC-TV	2
Chicago, IL	WLS-TV	3
Philadelphia, PA	WPVI-TV	4
San Francisco, CA	KGO-TV	6
Houston, TX	KTRK-TV	10
Raleigh-Durham, NC	WTVD-TV	24
Fresno, CA	KFSN-TV	55

(1) Based on Nielsen Media Research, U.S. Television Household Estimates, January 1, 2011

In April 2011, the Company sold TV stations in the Flint, Michigan and Toledo, Ohio markets.

Competition and Seasonality

The Company's Media Networks businesses compete for viewers primarily with other television and cable networks, independent television stations and other media, such as DVDs, video games and the internet. With respect to the sale of advertising time, our broadcasting operations, certain of our cable networks and our television and radio stations compete with other television networks and radio stations, independent television stations, MVSPs and other advertising media such as newspapers, magazines, billboards, and the internet. Our television and radio stations primarily compete for viewers in individual market areas. A television or radio station in one market generally does not compete directly with stations in other markets.

The growth in the number of networks distributed by MVSPs has resulted in increased competitive pressures for advertising revenues for both our broadcasting and cable networks. The Company's cable networks also face competition from other cable networks for carriage by MVSPs. The Company's contractual agreements with MVSPs are renewed or renegotiated from time to time in the ordinary course of business. Consolidation and other market conditions in the cable and satellite distribution industry and other factors may adversely affect the Company's ability to obtain and maintain contractual terms for the distribution of its various cable programming services that are as favorable as those currently in place.

The Company's Media Networks businesses also compete for the acquisition of sports and other programming. The market for programming is very competitive, particularly for sports programming. The Company currently has sports rights agreements with the National Football League (NFL), college football (including college bowl games) and basketball conferences, National Basketball Association (NBA), National Association of Stock Car Auto Racing (NASCAR), Major League Baseball (MLB), World Cup and various soccer leagues, and Golf and Tennis Associations.

The Company's internet web sites and digital products compete with other web sites and entertainment products in their respective categories.

Advertising revenues at the Media Networks are subject to seasonal advertising patterns and changes in viewership levels. Revenues are typically somewhat higher during the fall and somewhat lower during the summer months. Affiliate revenues are typically collected ratably throughout the year. Certain affiliate revenues at ESPN are deferred until annual programming commitments are met, and these commitments are typically satisfied during the second half of the Company's fiscal year, which generally results in higher revenue recognition during this period.

Federal Regulation

Television and radio broadcasting are subject to extensive regulation by the Federal Communications Commission (FCC) under federal laws and regulations, including the Communications Act of 1934, as amended. Violation of FCC regulations can result in substantial monetary forfeitures, limited renewals of licenses and, in egregious cases, denial of license renewal or revocation of a license. FCC regulations that affect our Media Networks segment include the following:

- *Licensing of television and radio stations.* Each of the television and radio stations we own must be licensed by the FCC. These licenses are granted for periods of up to eight years, and we must obtain renewal of licenses as they expire in order to continue operating the stations. We (or the acquiring entity in the case of a divestiture) must also obtain FCC approval whenever we seek to have a license transferred in connection with the acquisition or divestiture of a station. The FCC may decline to renew or approve the transfer of a license in certain circumstances. Although we have generally received such renewals and approvals in the past, there can be no assurance that we will always obtain necessary renewals and approvals in the future.

- *Television and radio station ownership limits.* The FCC imposes limitations on the number of television stations and radio stations we can own in a specific market, on the combined number of television and radio stations we can own in a single market and on the aggregate percentage of the national audience that can be reached by television stations we own. Currently:

  - FCC regulations may restrict our ability to own more than one television station in a market, depending on the size and nature of the market. We do not own more than one television station in any of the markets in which we own a television station.

  - Federal statutes permit our television stations in the aggregate to reach a maximum of 39% of the national audience (for this purpose, FCC regulations attribute to UHF television stations only 50% of the television households in their market). For purposes of the FCC's rules, our eight stations reach approximately 21% of the national audience.

  - FCC regulations in some cases impose restrictions on our ability to acquire additional radio or television stations in the markets in which we own radio stations, but we do not believe any such limitations are material to our current operating plans.

- *Dual networks.* FCC rules currently prohibit any of the four major television networks — ABC, CBS, Fox and NBC — from being under common ownership or control.

- *Regulation of programming.* The FCC regulates broadcast programming by, among other things, banning "indecent" programming, regulating political advertising and imposing commercial time limits during children's programming. Broadcasters face a heightened risk of being found in violation of the indecency prohibition by the FCC because of recent FCC decisions, coupled with the spontaneity of live programming. In the past several years, the FCC increased enforcement activities with respect to indecency, and a number of significant indecency cases against various broadcasters remain pending in the courts. Moreover, the penalties for broadcasting indecent programming are a maximum of $325,000 per violation.

- Federal legislation and FCC rules also limit the amount of commercial matter that may be shown on broadcast or cable channels during programming designed for children 12 years of age and younger. In addition, broadcast channels are generally required to provide a minimum of three hours per week of programming that has as a "significant purpose" meeting the educational and informational needs of children 16 years of age and younger. FCC rules also give television station owners the right to reject or refuse network programming in certain circumstances or to substitute programming that the licensee reasonably believes to be of greater local or national importance.

- *Cable and satellite carriage of broadcast television stations.* With respect to cable systems operating within a television station's Designated Market Area, FCC rules require that every three years each television station elect either "must carry" status, pursuant to which cable operators generally must carry a local television station in the station's market, or "retransmission consent" status, pursuant to which the cable operator must negotiate with the television station to obtain the consent of the television station prior to carrying its signal. Under the Satellite Home Viewer Improvement Act and its successors, including most recently the Satellite Television Extension and Localism Act (STELA), which also requires the "must carry" or "retransmission consent" election, satellite carriers are permitted to retransmit a local television station's signal into its local market with the consent of the local television station. Under must carry, if a satellite carrier elects to carry one local station in a market, the satellite carrier must carry the signals of all local television stations that also request carriage.

- *Digital television.* Pursuant to FCC regulations, all of the Company's stations now operate exclusively on digital channels.

- *Cable and satellite carriage of programming.* The Communications Act and FCC rules regulate some aspects of negotiations regarding cable and satellite retransmission consent, and some cable and satellite companies have sought regulation of additional aspects of the carriage of programming on cable and satellite systems. Litigation has been instituted against the Company, other program providers and distributors seeking among other things to achieve similar ends. New legislation, court action or regulation in this area could, depending on its specific nature, have an impact on the Company's operations.

The foregoing is a brief summary of certain provisions of the Communications Act and other legislation and of specific FCC rules and policies. Reference should be made to the Communications Act, other legislation, FCC rules and public notices and rulings of the FCC for further information concerning the nature and extent of the FCC's regulatory authority.

FCC laws and regulations are subject to change, and the Company generally cannot predict whether new legislation, court action or regulations, or a change in the extent of application or enforcement of current laws and regulations, would have an adverse impact on our operations.

PARKS AND RESORTS

The Company owns and operates the Walt Disney World Resort in Florida, the Disneyland Resort in California, Aulani, a Disney Resort & Spa in Hawaii, the Disney Vacation Club, the Disney Cruise Line, and Adventures by Disney. The Company manages and has effective ownership interests of 51% in Disneyland Paris, 47% in Hong Kong Disneyland Resort, and 43% in Shanghai Disney Resort. The Company also licenses the operations of the Tokyo Disney Resort in Japan. The Company's Walt Disney Imagineering unit designs and develops new theme park concepts and attractions as well as resort properties.

The businesses in the Parks and Resorts segment generate revenues predominately from the sale of admissions to the theme parks; charges for room nights at the hotels; merchandise, food and beverage sales; sales and rentals of vacation club properties; and sales of cruise vacations. Costs consist principally of labor; depreciation; costs of merchandise, food and beverage sold; marketing and sales expense; repairs and maintenance; and entertainment.

Walt Disney World Resort

The Walt Disney World Resort is located 22 miles southwest of Orlando, Florida, on approximately 25,000 acres of owned land. The resort includes theme parks (the Magic Kingdom, Epcot, Disney's Hollywood Studios and Disney's Animal Kingdom); hotels; vacation club properties; a retail, dining and entertainment complex; a sports complex; conference centers; campgrounds; golf courses; water parks; and other recreational facilities designed to attract visitors for an extended stay.

The Walt Disney World Resort is marketed through a variety of international, national and local advertising and promotional activities. A number of attractions in each of the theme parks are sponsored by other corporations through long-term agreements.

Magic Kingdom — The Magic Kingdom, which opened in 1971, consists of six themed lands: Main Street USA, Adventureland, Fantasyland, Frontierland, Liberty Square, and Tomorrowland. Each land provides a unique guest experience featuring themed rides and attractions, live Disney character interaction, restaurants, refreshment areas and merchandise shops. Additionally, there are daily parades and a nighttime fireworks extravaganza, *Wishes*. Fantasyland is undergoing an expansion that will nearly double its size and add new attractions and other guest offerings. The project is scheduled to be completed in phases through 2014.

Epcot — Epcot, which opened in 1982, consists of two major themed areas: Future World and World Showcase. Future World dramatizes certain historical developments and addresses the challenges facing the world today through major pavilions devoted to showcasing science and technology improvements, communication, energy, transportation, using your imagination, nature and food production, the ocean environment and space. World Showcase presents a community of nations focusing on the culture, traditions and accomplishments of people around the world. Countries represented with pavilions include the United States, Canada, China, France, Germany, Italy, Japan, Mexico, Morocco, Norway and the United Kingdom. Both areas feature themed rides and attractions, restaurants and merchandise shops. Epcot also features *Illuminations: Reflections of Earth,* a nighttime entertainment spectacular.

Disney's Hollywood Studios — Disney's Hollywood Studios, which opened in 1989, consists of four themed areas: Hollywood Boulevard, Sunset Boulevard, Animation Courtyard, and Backlot. The four areas blend together as a large movie set and provide behind-the-scenes glimpses of Hollywood-style action based on movies and TV shows. The park provides various shows, attractions, themed food service and merchandise facilities. Disney's Hollywood Studios also features *Fantasmic!*, a nighttime entertainment spectacular.

Disney's Animal Kingdom — Disney's Animal Kingdom, which opened in 1998, consists of a 145-foot Tree of Life centerpiece surrounded by six themed areas: Dinoland U.S.A., Africa, Rafiki's Planet Watch, Asia, Discovery Island and Camp Minnie-Mickey. Each themed area contains adventure attractions, entertainment shows, restaurants and merchandise shops. The park features more than 300 species of mammals, birds, reptiles and amphibians and 3,000 varieties of trees and plants. In September 2011, the Company announced an agreement with James Cameron's Lightstorm Entertainment and Fox Filmed Entertainment for the exclusive global theme park rights to create themed lands based on the AVATAR franchise. The Company plans to build an AVATAR themed land at Walt Disney's Animal Kingdom.

Hotels and Other Resort Facilities — As of October 1, 2011, the Company owned and operated 17 resort hotels at the Walt Disney World Resort, with a total of approximately 22,000 rooms and 468,000 square feet of conference meeting space. In addition, Disney's Fort Wilderness camping and recreational area offers approximately 800 campsites. In May 2010, the Company announced plans to open Walt Disney World Resort's eighteenth hotel, Disney's Art of Animation Resort, which will add nearly 2,000 rooms by the end of 2012 including 1,120 family suites. The resort will be themed after the animated films *The Little Mermaid, The Lion King, Finding Nemo* and *Cars.*

The Walt Disney World Resort also hosts a 120-acre retail, dining and entertainment complex known as Downtown Disney, which consists of the Marketplace, West Side and Pleasure Island. Downtown Disney is home to the 51,000-square-foot World of Disney retail store featuring Disney-branded merchandise, Cirque du Soleil, the House of Blues, and the Company's DisneyQuest facility. A number of the Downtown Disney facilities are operated by third parties that pay rent and license fees to the Company. In September 2008, the Company commenced a multi-year project to enhance Pleasure Island, which will feature new shopping and dining experiences to entertain guests of all ages.

ESPN Wide World of Sports is a 220-acre sports complex providing professional caliber training and competition, festival and tournament events and interactive sports activities. The complex, which hosts over 200 amateur and professional events each year, accommodates multiple sporting events, including baseball, tennis, basketball, softball, track and field, football and soccer. Its stadium, which has a seating capacity of approximately 9,500, is the spring training site for MLB's Atlanta Braves.

In the Downtown Disney Resort area, seven independently-operated hotels are situated on property leased from the Company. These hotels include approximately 3,700 rooms. Additionally, the Walt Disney World Swan and the Walt Disney World Dolphin hotels, which have approximately 2,300 total rooms, are independently operated on property leased from the Company near Epcot.

Other recreational amenities and activities available at the Walt Disney World Resort include four championship golf courses, miniature golf courses, full-service spas, tennis, sailing, water skiing, swimming, horseback riding and a number of other noncompetitive sports and leisure time activities. The resort also includes two water parks: Blizzard Beach and Typhoon Lagoon.

Disneyland Resort

The Company owns 461 acres and has the rights under long-term lease for use of an additional 49 acres of land in Anaheim, California. The Disneyland Resort includes two theme parks (Disneyland and Disney California Adventure), three hotels and Downtown Disney, a retail, dining and entertainment complex designed to attract visitors for an extended stay.

The entire Disneyland Resort is marketed as a destination resort through international, national and local advertising and promotional activities. A number of the attractions and restaurants at both of the theme parks are sponsored by other corporations through long-term agreements.

Disneyland — Disneyland, which opened in 1955, consists of eight principal areas: Adventureland, Critter Country, Fantasyland, Frontierland, Main Street USA, New Orleans Square, Tomorrowland and Toontown. These areas feature themed rides and attractions, shows, restaurants, merchandise shops and refreshment stands. Additionally, Disneyland offers daily parades and a nighttime entertainment spectacular, *Fantasmic!*.

Disney California Adventure — Disney California Adventure, which opened in 2001, is adjacent to Disneyland and includes four principal areas: Golden State, Hollywood Pictures Backlot, Paradise Pier and "a bug's land". These areas include rides, attractions, shows, restaurants, merchandise shops and refreshment stands. Additionally, Disney California Adventure offers a nighttime water spectacular, *World of Color,* the first major element of the multi-year expansion that adds new entertainment and family-oriented attractions, including Cars Land, a 12-acre themed area inspired by the animated film *Cars,* which is scheduled to open in summer 2012.

Hotels and Other Resort Facilities — Disneyland Resort includes three Company-owned and operated hotels with a total of approximately 2,400 rooms, 50 vacation club units, and 180,000 square feet of conference meeting space.

Disneyland Resort also includes Downtown Disney, a themed 15-acre outdoor complex of entertainment, dining and shopping venues, located adjacent to both Disneyland Park and Disney California Adventure. A number of the Downtown Disney facilities are operated by third parties that pay rent and license fees to the Company.

Aulani, a Disney Resort & Spa

In August 2011 the Company opened its first mixed-use family resort outside of its theme park developments on a 21-acre oceanfront property on Oahu, Hawaii. Aulani, a Disney Resort & Spa features 359 hotel rooms, an 18,000 square foot spa and 12,000 square feet of conference meeting space. The resort is also home to a 481 unit Disney Vacation Club facility that is being constructed in phases. As of October 1, 2011, 207 vacation club units had been completed.

Disneyland Paris

The Company has a 51% effective ownership interest in Disneyland Paris, a 5,510-acre development located in Marne-la-Vallée, approximately 20 miles east of Paris, France, which has been developed pursuant to a master agreement with French governmental authorities. The Company manages and has a 40% equity interest in Euro Disney S.C.A., a publicly-traded French entity that is the holding company for Euro Disney Associés S.C.A., the primary operating company of Disneyland Paris. Euro Disney S.C.A. and its subsidiaries operate Disneyland Paris, which includes two theme parks (Disneyland Park and Walt Disney Studios Park); seven themed hotels; convention centers; a shopping, dining and entertainment complex; and a 27-hole golf facility. Of the 5,510 acres comprising the site, approximately half have been developed to date, including the Val d'Europe development discussed below. An indirect, wholly-owned subsidiary of the Company is responsible for managing Disneyland Paris. Euro Disney S.C.A. is required to pay royalties and management fees to the Company based on the operating performance of the resort.

Disneyland Park — Disneyland Park, which opened in 1992, consists of five principal themed areas: Adventureland, Discoveryland, Fantasyland, Frontierland, and Main Street. These areas include themed rides, attractions, shows, restaurants, merchandise shops and refreshment stands. Disneyland Park also features a daily parade.

Walt Disney Studios Park — Walt Disney Studios Park opened in March 2002 adjacent to Disneyland Park. The park takes guests into the worlds of cinema, animation and television and includes four principal themed areas: Front Lot, Toon Studios, Production Courtyard and Backlot. These areas each include themed rides, attractions, shows, restaurants, merchandise shops and refreshment stands.

Hotels and Other Facilities — Disneyland Paris operates seven resort hotels, with a total of approximately 5,800 rooms and 250,000 square feet of conference meeting space. In addition, several on-site hotels that are owned and operated by third parties provide approximately 2,400 rooms.

Disneyland Paris also includes Disney Village, a retail, dining and entertainment complex of approximately 500,000 square feet, located between the theme parks and the hotels. A number of the Disney Village facilities are operated by third parties that pay rent to a subsidiary of Euro Disney S.C.A.

Val d'Europe is a planned community that is being developed near Disneyland Paris. The completed phases of the development include: a town center, which consists of a shopping center; a 150-room hotel; office, commercial, and residential space; and a regional train station. Third parties operate these developments on land leased or purchased from Euro Disney S.C.A. and its subsidiaries.

In fiscal 2005, Euro Disney S.C.A. completed a financial restructuring, which provided for an increase in capital and refinancing of its borrowings. Pursuant to the financial restructuring, the Company agreed to conditionally and unconditionally defer certain management fees and royalties and convert them into long-term subordinated debt and provide a ten-year line of credit, with a current limit of €100 million for liquidity needs.

In fiscal 2010, Euro Disney S.C.A signed an amendment to the master agreement entered into between the Company and French governmental authorities in 1987 for the creation and operation of the resort. This amendment extends the duration of the agreement from 2017 to 2030. In addition, the amendment provides for updated land entitlements that allow Euro Disney S.C.A to develop, in partnership with Groupe Pierre & Vacances Center Parcs, Les Villages Nature de Val d'Europe, an innovative eco-tourism project.

Hong Kong Disneyland Resort

The Company owns a 47% interest in Hong Kong Disneyland Resort through Hongkong International Theme Parks Limited, an entity in which the Government of the Hong Kong Special Administrative Region (HKSAR) owns a 53% majority interest. A separate Hong Kong subsidiary of the Company is responsible for managing Hong Kong Disneyland Resort.

Located on 311 acres on Lantau Island, the resort is in close proximity to the Hong Kong International Airport. Hong Kong Disneyland Resort includes one theme park and two themed hotels.

Hong Kong Disneyland — Hong Kong Disneyland opened in 2005 and consists of the following themed areas: Adventureland, Fantasyland, Main Street USA, Tomorrowland and Toy Story Land. These areas feature themed rides and attractions, shows, restaurants, merchandise shops and refreshment stands. Additionally, there are daily parades and a nighttime fireworks extravaganza.

Hotels — Hong Kong Disneyland Resort includes two themed hotels with a total of 1,000 rooms.

In July 2009, the Company and the HKSAR agreed to a capital realignment and expansion plan for Hong Kong Disneyland Resort. The expansion, which is scheduled to be completed in phases by 2013, will bring three new themed areas to Hong Kong Disneyland: Toy Story Land, which opened in November 2011; Grizzly Gulch and Mystic Point. Pursuant to the plan, the Company converted a loan to Hong Kong Disneyland Resort into equity and to date, has made additional capital contributions of $259 million and the HKSAR has contributed like amounts of capital by converting a portion of its loan to Hong Kong Disneyland Resort into equity. This has increased the Company's effective ownership interest from 43% to 47% as of October 1, 2011. The Company expects to make additional capital contributions to fund the expansion of Hong Kong Disneyland Resort. See Note 7 to the Consolidated Financial Statements.

Based on the operating performance of Hong Kong Disneyland Resort, the Company is entitled to receive royalties and management fees.

Shanghai Disney Resort

On April 8, 2011, the Company and Shanghai Shendi (Group) Co., Ltd (Shendi) announced that the Chinese central government in Beijing had approved an agreement to build and operate a Disney resort (Shanghai Disney Resort) in the Pudong district of Shanghai. On opening day, the Shanghai Disney Resort will be located on roughly 1,000 acres, with additional room to expand in the future, and will include the Shanghai Disneyland theme park; two themed hotels with a total of 1,220 rooms; a retail, dining and entertainment complex; and an outdoor recreational area. Shanghai Disney Resort is currently targeted to open in approximately five years.

Construction and operation of the project will be the responsibility of a joint venture in which Shendi owns a 57% interest and the Company owns 43%. Construction has commenced and we expect the total investment to be approximately 24.5 billion yuan to build the theme park and an additional 4.5 billion yuan to build other aspects of the resort, including the hotels and the retail, dining and entertainment area. The investment amounts will be funded in accordance with each partner's equity ownership percentage. In addition, a joint venture management company has been formed which is responsible for creating, developing and operating the resort, with Disney having a 70% stake and Shendi owning 30%. The management company will be entitled to receive management fees based on project operations. In addition to the management fees and equity interest, the Company will earn royalties on revenues generated by the resort.

Tokyo Disney Resort

Tokyo Disney Resort is located on approximately 494 acres of land, six miles east of downtown Tokyo, Japan. The resort includes two theme parks (Tokyo Disneyland and Tokyo DisneySea); three Disney-branded hotels; six independently operated hotels; and a retail, dining and entertainment complex.

Tokyo Disneyland — Tokyo Disneyland, which opened in 1983, was the first Disney theme park to open outside the United States. Tokyo Disneyland consists of seven principal areas: Adventureland, Critter Country, Fantasyland, Tomorrowland, Toontown, Westernland and World Bazaar.

Tokyo DisneySea — Tokyo DisneySea, adjacent to Tokyo Disneyland, opened in 2001. The park is divided into seven "ports of call," including Mediterranean Harbor, American Waterfront, Port Discovery, Lost River Delta, Mermaid Lagoon, Mysterious Island and Arabian Coast.

Hotels and Other Resort Facilities - The resort includes three Disney-branded hotels with a total of more than 1,700 rooms. The resort also includes the Disney Resort Line monorail, which links theme parks and resort hotels with Ikspiari, a retail, dining and entertainment complex, and Bon Voyage, a Disney-themed merchandise location.

The Company earns royalties on revenues generated by the Tokyo Disney Resort, which is owned and operated by Oriental Land Co., Ltd. (OLC), a Japanese corporation in which the Company has no equity interest. OLC markets the Tokyo Disney Resort through a variety of local, domestic and international advertising and promotional activities.

Disney Vacation Club

The Disney Vacation Club offers ownership interests in 11 resort facilities located at the Walt Disney World Resort; Disneyland Resort; Vero Beach, Florida; Hilton Head Island, South Carolina; and Oahu, Hawaii. Available units at each facility are offered for sale under a vacation ownership plan and are operated as hotel rooms when not occupied by vacation club members. The Company's vacation club units consist of a mix of units ranging from one bedroom studios to three bedroom villas. Unit counts in this document are presented in terms of two bedroom equivalents. Disney Vacation Club has 3,267 vacation club units as of October 1, 2011 and is scheduled to open an additional 274 units at Aulani, a 21-acre oceanfront resort on the island of Oahu, Hawaii. The resort, which opened its first phase in August 2011, also has a total of 359 traditional hotel rooms.

Disney Cruise Line

Disney Cruise Line, which is generally operated out of Port Canaveral, Florida and Port of Los Angeles, California, is a vacation cruise line that includes three ships: the *Disney Magic*, the *Disney Wonder* and the *Disney Dream* which launched in January 2011. The Company is constructing a fourth ship, the *Disney Fantasy,* which will launch in March 2012. The ships cater to children, families and adults, with distinctly-themed areas and activities for each group. The *Disney Magic* and the *Disney Wonder* are 85,000-ton ships which feature 877 staterooms, while the *Disney Dream* and the *Disney Fantasy* are 130,000 ton ships with 1,250 staterooms. Cruise vacations originating from Port Canaveral include a visit to Disney's Castaway Cay, a 1,000-acre private Bahamian island.

Adventures by Disney

Adventures by Disney offers all-inclusive guided vacation tour packages predominantly at non-Disney sites around the world. The Company provided 22 excursion packages during 2011.

Walt Disney Imagineering

Walt Disney Imagineering provides master planning, real estate development, attraction, entertainment and show design, engineering support, production support, project management and other development services, including research and development for the Company's operations.

Competition and Seasonality

The Company's theme parks and resorts as well as Disney Cruise Line and Disney Vacation Club compete with other forms of entertainment, lodging, tourism and recreational activities. The profitability of the leisure-time industry may be influenced by various factors that are not directly controllable, such as economic conditions including business cycle and exchange rate fluctuations, travel industry trends, amount of available leisure time, oil and transportation prices, and weather patterns and natural disasters.

All of the theme parks and the associated resort facilities are operated on a year-round basis. Typically, the theme parks and resorts business experiences fluctuations in theme park attendance and resort occupancy resulting from the seasonal nature of vacation travel and local entertainment excursions. Peak attendance and resort occupancy generally occur during the summer months when school vacations occur and during early-winter and spring-holiday periods.

STUDIO ENTERTAINMENT

The Studio Entertainment segment produces and acquires live-action and animated motion pictures, direct-to-video content, musical recordings and live stage plays.

The Company distributes produced and acquired films (including its film and television library) in the theatrical, home entertainment and television markets with a focus on Disney-branded films under the Walt Disney Pictures and Pixar banners and Marvel-branded films. The Company also distributes films under the Touchstone Pictures banner. Each of the market windows is discussed in more detail below.

In August 2009, the Company entered into an agreement with DreamWorks Studios ("DreamWorks") to distribute live-action motion pictures produced by DreamWorks over the next seven years under the Touchstone Pictures banner. Under the agreement, the Company distributed *I Am Number Four, The Help* and *Fright Night* in fiscal 2011. As part of the agreement, the Company provides certain financing, which as of October 1, 2011, totaled $153 million. There is an additional $90 million available that is largely dependent on DreamWorks obtaining additional equity financing.

Prior to the Company's acquisition, Marvel had agreements in place for third party studios to distribute its films including *Iron Man, Iron Man 2, Thor, Captain America* and *The Incredible Hulk,* which have all been released. Under these arrangements, the Company incurs the cost to produce the films and pays the third party studio a distribution fee. Beginning with *The Avengers,* which is scheduled for release in May 2012, the Company will distribute all Marvel produced films. In fiscal 2011, the Company purchased the distribution rights for *The Avengers* and *Iron Man 3* from a third party studio and will pay certain fees to that studio associated with the performance of those films, subject to a minimum guarantee.

The Company has also licensed the rights to produce and distribute feature films for certain other Marvel properties including *Spider-Man, The Fantastic Four,* and *X-Men* to third-party studios. Under these licensing arrangements, the third-party studio incurs the cost to produce and distribute the films and pays the Company a licensing fee. During the fourth quarter of fiscal 2011, the Company completed a two-way transaction to simplify our relationship with Sony Pictures. In this transaction, the Company purchased Sony Pictures participation in *Spider-Man* merchandising, while at the same time, Sony Pictures purchased from the Company our participation in *Spider-Man* films. This transaction will allow the Company to control and fully benefit from all *Spider-Man* merchandising activity, while Sony Pictures will continue to produce and distribute *Spider-Man* films.

On December 3, 2010, the Company sold Miramax Film NY, LLC (Miramax), which was one of its banners, for $663 million. Net proceeds which reflect closing adjustments, the settlement of related claims and obligations and Miramax's cash balances at closing totaled $532 million. The sale included both Miramax and Dimension film assets.

Theatrical Market

We generally produce and distribute live-action family films and full length animated films. During fiscal 2012, we expect to distribute domestically seven of our own produced feature films and four DreamWorks films. As of October 1, 2011, the Company had released domestically approximately 970 full-length live-action features, 90 full-length animated features, 550 cartoon shorts and 50 live action shorts.

We distribute and market our filmed products principally through our own distribution and marketing companies in the U.S. theatrical market. In the international theatrical markets, we distribute our filmed products both directly and through independent distribution companies or joint ventures. Films released theatrically in the U.S. may be released simultaneously in international territories or generally up to four months later.

The Company incurs significant marketing and advertising costs before and throughout the theatrical release of a film in an effort to generate public awareness of the film, to increase the public's intent to view the film and to help generate consumer interest in the subsequent home entertainment and other ancillary markets. These costs are expensed as incurred; therefore, we typically incur losses on a film in the theatrical markets, including in periods prior to the theatrical release of the film.

Home Entertainment Market

In the domestic market, we distribute home entertainment releases directly under each of our motion picture banners. In the international market, we distribute home entertainment releases under each of our motion picture banners both directly and through independent foreign distribution companies. In addition, we acquire and produce original content for direct-to-video release.

Domestic and international home entertainment distribution typically starts three to six months after the theatrical release in each market. The home entertainment releases may be distributed in both physical (DVD and Blu-Ray) and electronic versions. Most titles are sold simultaneously to retailers, such as Wal-Mart and Best Buy, and also Redbox and Netflix.

As of October 1, 2011, we had approximately 1,700 active produced and acquired titles, including 1,300 live-action titles and 400 animated titles, in the domestic home entertainment marketplace and approximately 2,900 active produced and acquired titles, including 2,400 live-action titles and 500 animated titles, in the international marketplace.

Television Market

Pay-Per-View (PPV)/Video-on-Demand (VOD): Concurrently with, or up to two months after, home entertainment distribution begins, we license titles for use on a PPV/VOD basis, as well as for internet, console games, and mobile platforms. PPV/VOD services deliver one-time rentals electronically to consumers at a price comparable to that of physical media rentals.

Pay Television (Pay 1): There are generally two pay television windows. The first window is generally sixteen months in duration and follows the PPV/VOD window. The Company has licensed exclusive domestic pay television rights to substantially all films released under the Walt Disney Pictures, Pixar, and Touchstone Pictures banners to the Starz pay television service through fiscal 2016. DreamWorks titles distributed by the Company are licensed to Showtime under a separate agreement.

Free Television (Free 1): The Pay 1 window is followed by a television window with telecasts accessible to consumers without charge. This free window may last up to 84 months. Motion pictures are usually sold in the Free 1 window on an ad-hoc basis to major networks, including the ABC Television Network, and basic cable services.

Pay Television 2 (Pay 2) and Free Television 2 (Free 2): In the U.S., Free 1 is generally followed by a fourteen-month Pay 2 window under our license arrangements with Starz and Showtime, and finally by a Free 2 window. Major packages of the Company's feature films have been licensed for broadcast under multi-year agreements within the Free 2 window. The Free 2 window is a syndication window where films are licensed both to basic cable networks and to third-party television station groups.

International Television: The Company also licenses its theatrical properties outside of the U.S. The typical windowing sequence is broadly consistent with the domestic cycle such that titles premiere on television in PPV/VOD then air in pay TV before airing in free TV. Windowing strategies are developed in response to local market practices and conditions, and the exact sequence and length of each window can vary country by country.

Disney Music Group

The Disney Music Group includes Walt Disney Records, Hollywood Records (including the Mammoth Records and Buena Vista Records labels), Lyric Street Records, Buena Vista Concerts and Disney Music Publishing.

Walt Disney Records produces and distributes compact discs and music DVDs in the United States and licenses our music properties throughout the rest of the world. Music categories include infant, children's read-along, teens, all-family and soundtracks from film and television series distributed by Walt Disney Pictures and Disney Channel. Hollywood Records develops, produces and markets recordings from talent across a spectrum of popular music.

The Music Group commissions new music for the Company's motion picture and television programs, records the songs and licenses the song copyrights to others for printed music, records, audio-visual devices, public performances and digital distribution. Buena Vista Concerts produces live-entertainment events with artists signed to the Disney Music Group record labels.

Disney Music Publishing controls the copyrights of thousands of musical compositions derived from the Company's motion picture, television, record and theme park properties, as well as musical compositions written by songwriters under exclusive contract. It is responsible for the management, protection, and licensing of the Disney song catalog on a worldwide basis.

Disney Theatrical Productions

Disney Theatrical Productions develops, produces and licenses live entertainment events. The Company has produced and licensed Broadway musicals around the world, including *Beauty and the Beast, The Lion King*, Elton John & Tim Rice's *Aida, Mary Poppins* (a co-production with Cameron Mackintosh Ltd), and *TARZAN®*. Other stage musical ventures have included an Off-Broadway production of *Peter and the Starcatcher* and, most recently, stage adaptations of the films *Aladdin* and *Newsies*. In addition, the Company licenses musicals for local school and community theatre productions.

Disney Theatrical Productions also delivers live shows globally through its license to Feld Entertainment, producer of *Disney On Ice* and *Disney Live!*. *Disney On Ice*'s newest ice shows, *Dare to Dream* and *Treasure Trove,* launched in September and October 2011, respectively, for North America tours and *Phineas and Ferb: The Greatest Live Tour Ever*, the latest from *Disney Live!,* was launched in August 2011.

Competition and Seasonality

The Studio Entertainment businesses compete with all forms of entertainment. A significant number of companies produce and/or distribute theatrical and television films, exploit products in the home entertainment market, provide pay television programming services and sponsor live theater. We also compete to obtain creative and performing talents, story properties, advertiser support and broadcast rights that are essential to the success of our Studio Entertainment businesses.

The success of Studio Entertainment operations is heavily dependent upon public taste and preferences. In addition, Studio Entertainment operating results fluctuate due to the timing and performance of releases in the theatrical, home entertainment and television markets. Release dates are determined by several factors, including competition and the timing of vacation and holiday periods.

CONSUMER PRODUCTS

The Consumer Products segment engages with licensees, manufacturers, publishers and retailers throughout the world to design, develop, publish, promote and sell a wide variety of products based on existing and new characters and other Company intellectual property through its Merchandise Licensing, Publishing and Retail businesses. In addition to leveraging the Company's film and television properties, Consumer Products also develops new intellectual property with the potential of also being used in the Company's other businesses and operates an English language learning business (Disney English).

Merchandise Licensing

The Company's worldwide merchandise licensing operations include a diverse range of product categories, the most significant of which are: toys, apparel, home décor and furnishings, stationery, accessories, health and beauty, food, footwear, and consumer electronics. The Company licenses characters from its film, television and other properties and earns royalties, which are usually based on a fixed percentage of the wholesale or retail selling price of the products. Some of the major properties licensed by the Company include *Mickey Mouse, Cars, Disney Princess, Winnie the Pooh, Toy Story, Disney Fairies,* and the Marvel properties including *Spider-Man, Captain America,* and *Iron Man*. The Company also designs individual products and creates exclusive themed and seasonal promotional campaigns for retailers based on characters, movies and TV shows.

Publishing

Disney Publishing Worldwide (DPW) publishes children's books and magazines in multiple countries and languages. DPW businesses include: Juvenile Publishing, Digital Publishing, and Disney English. The Juvenile Publishing group creates, distributes and licenses children's books and magazines globally in support of the Company's Disney-, Pixar- and Marvel-branded franchises. Digital Publishing offers content on digital devices through its growing library of e-books and apps, including apps such as Disney Princess Dress-Up: My Sticker Book and Cars 2: World Grand Prix Read and Race. Disney English operates 28 English language learning centers across China.

Marvel Publishing creates and publishes comic books, and graphic novel collections of comic books, principally in North America. Marvel Publishing also licenses the right to publish translated versions of our comic books, principally in Europe and Latin America. Titles include *X-Men*, *Spider-man*, *Captain America*, *Iron Man*, *Thor*, *The Avengers* and the *Incredible Hulk*. Marvel Publishing also generates revenues from the digital distribution of its comic books.

Retail

The Company markets Disney-themed products directly through retail stores operated under the Disney Store name and through internet sites in North America (DisneyStore.com and DisneyOutlet.com), Western Europe, and Japan. The stores, which are generally located in leading shopping malls and other retail complexes, carry a wide variety of Disney merchandise and promote other businesses of the Company. The Company currently owns and operates 208 stores in North America, 103 stores in Europe, and 46 stores in Japan.

Competition and Seasonality

The Company's merchandise licensing, publishing and retail businesses compete with other licensors, publishers and retailers of character, brand and celebrity names. Based on independent surveys, we believe the Company is the largest worldwide licensor of character-based merchandise based on retail sales. Operating results for the licensing and retail businesses are influenced by seasonal consumer purchasing behavior and by the timing and performance of animated theatrical releases and cable programming broadcasts.

INTERACTIVE MEDIA

The Interactive Media Group creates and delivers branded entertainment and lifestyle content across interactive media platforms. The primary operating businesses of the Interactive Media Group are Games which produces multi-platform games for global distribution, and Online, which produces internet websites in the United States and internationally. The Interactive Media Group derives revenues from a combination of wholesale sales, licensing, advertising, sponsorships, subscription services and online game accessories (micro transactions). The Interactive Media Group also manages the Company's Disney-branded mobile phone business in Japan which provides mobile phone service and content to consumers.

Games

The Games business creates, develops, markets and distributes console and handheld, games worldwide based on properties created elsewhere in the Company, including 2011 titles such as *LEGO Pirates of the Caribbean*, and *Cars 2*, as well as new game properties such as *Epic Mickey*. The Games business also produces online games, such as Disney's Club Penguin and Disney Fairies Pixie Hollow, interactive games for social networking websites such as *Gardens of Time*, and games for smartphone platforms. Certain properties are also licensed to third-party video game publishers.

On August 27, 2010, the Company completed the acquisition of Playdom, Inc., a company that develops and publishes online games for social networking websites.

Online

Online develops, publishes and distributes content for branded online services intended for family entertainment. Disney Online produces kids and family-targeted entertainment through a portfolio of websites including Disney.com and the Disney Family Network. Disney.com integrates many of the Company's Disney-branded internet sites including sites for the Disney Channel, Disney Parks and Resorts, Walt Disney Pictures and Disney Consumer Products.

Competition and Seasonality

The Company's online sites and products compete with a wide variety of other online sites and products. The Company's video game business competes primarily with other publishers of video game software and other types of home entertainment. Operating results for the video game business fluctuate due to the timing and performance of video game releases, which are determined by several factors including theatrical releases and cable programming broadcasts, competition and the timing of holiday periods. Revenues from certain of the Company's online and mobile operations are subject to similar seasonal trends.

INTELLECTUAL PROPERTY PROTECTION

The Company's businesses throughout the world are affected by its ability to exploit and protect against infringement of its intellectual property, including trademarks, trade names, copyrights, patents and trade secrets. Important intellectual property includes rights in the content of motion pictures, television programs, electronic games, sound recordings, character likenesses, theme park attractions, books and magazines. Risks related to the protection and exploitation of intellectual property rights are set forth in Item 1A — Risk Factors.

AVAILABLE INFORMATION

Our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports are available without charge on our website, www.disney.com/investors, as soon as reasonably practicable after they are filed electronically with the SEC. We are providing the address to our internet site solely for the information of investors. We do not intend the address to be an active link or to otherwise incorporate the contents of the website into this report.

ITEM 1A. Risk Factors

For an enterprise as large and complex as the Company, a wide range of factors could materially affect future developments and performance. In addition to the factors affecting specific business operations identified in connection with the description of these operations and the financial results of these operations elsewhere in this report, the most significant factors affecting our operations include the following:

Changes in U.S., global, or regional economic conditions could have an adverse effect on the profitability of some or all of our businesses.

A decline in economic activity in the United States and other regions of the world in which we do business can adversely affect demand for any of our businesses, thus reducing our revenue and earnings. The most recent decline in economic conditions reduced spending at our parks and resorts, purchase of and prices for advertising on our broadcast and cable networks and owned stations, performance of our home entertainment releases, and purchases of Company-branded consumer products, and similar impacts can be expected should such conditions recur. A decline in economic conditions could also reduce attendance at our parks and resorts or prices that MVSPs pay for our cable programming. Recent instability in European economies presents risks of similar impacts in our European operations. Economic conditions can also impair the ability of those with whom we do business to satisfy their obligations to us. In addition, an increase in price levels generally, or in price levels in a particular sector such as the energy sector, could result in a shift in consumer demand away from the entertainment and consumer products we offer, which could also adversely affect our revenues and, at the same time, increase our costs. Changes in exchange rates for foreign currencies may reduce international demand for our products, increase our labor or supply costs in non-United States markets, or reduce the United States dollar value of revenue we receive from other markets.

Changes in public and consumer tastes and preferences for entertainment and consumer products could reduce demand for our entertainment offerings and products and adversely affect the profitability of any of our businesses.

Our businesses create entertainment, travel or consumer products whose success depends substantially on consumer tastes and preferences that change in often unpredictable ways. The success of our businesses depends on our ability to consistently create and distribute filmed entertainment, broadcast and cable programming, online material, electronic games, theme park attractions, hotels and other resort facilities and travel experiences and consumer products that meet the changing preferences of the broad consumer market. Many of our businesses increasingly depend on acceptance of our offerings and products by consumers outside the United States, and their success therefore depends on our ability to successfully predict and adapt to changing consumer tastes and preferences outside as well as inside the United States. Moreover, we must often invest substantial amounts in film production, broadcast and cable programming, electronic games, theme park attractions, cruise ships or hotels and other resort facilities before we learn the extent to which these products will earn consumer acceptance. If our entertainment offerings and products do not achieve sufficient consumer acceptance, our revenue from advertising sales (which are based in part on ratings for the programs in which advertisements air) or subscription fees for broadcast and cable programming and online services, from theatrical film receipts or home video or electronic game sales, from theme park admissions, hotel room charges and merchandise, food and beverage sales, from sales of licensed consumer products or from sales of our other consumer products and services may decline or fail to grow to the extent we anticipate when making investment decisions and thereby adversely affect the profitability of one or more of our businesses.

Changes in technology and in consumer consumption patterns may affect demand for our entertainment products or the cost of producing or distributing products.

The media entertainment and internet businesses in which we participate depend significantly on our ability to acquire, develop, adopt and exploit new technologies to distinguish our products and services from those of our competitors. In addition, new technologies affect the demand for our products, the time and manner in which consumers acquire and view some of our entertainment products and the options available to advertisers for reaching their desired markets. For example, the success of our offerings in the home entertainment market depends in part on consumer preferences with respect to home entertainment formats, including DVD players and personal video recorders, as well as the availability of alternative home entertainment offerings and technologies, including web-based delivery of entertainment offerings. In addition, technological developments offer consumers an expanding array of entertainment options and delivery vehicles which may include options we have not yet fully developed, or options we have developed but which entail a smaller return than we realize on traditional options. As a result, the income from our entertainment offerings may decline or increase at slower rates than our historical experience or our expectations when we make investments in products.

The success of our businesses is highly dependent on the existence and maintenance of intellectual property rights in the entertainment products and services we create.

The value to us of our intellectual property rights is dependent on the scope and duration of our rights as defined by applicable laws in the United States and abroad and the manner in which those laws are construed. If those laws are drafted or interpreted in ways that limit the extent or duration of our rights, or if existing laws are changed, our ability to generate revenue from our intellectual property may decrease, or the cost of obtaining and maintaining rights may increase.

The unauthorized use of our intellectual property rights may increase the cost of protecting these rights or reduce our revenues. New technologies such as the convergence of computing, communication, and entertainment devices, the falling prices of devices incorporating such technologies, and increased broadband internet speed and penetration have made the unauthorized digital copying and distribution of our films, television productions and other creative works easier and faster and enforcement of intellectual property rights more challenging. There is evidence that unauthorized use of intellectual property rights in the entertainment industry generally is a significant and rapidly growing phenomenon. Inadequate laws or weak enforcement mechanisms to protect intellectual property in one country can adversely affect the results of the Company's operations worldwide, despite the Company's efforts to protect its intellectual property rights. These developments require us to devote substantial resources to protecting our intellectual property against unlicensed use and present the risk of increased losses of revenue as a result of unlicensed digital distribution of our content and sales of unauthorized DVDs, Blu-ray discs and other products.

With respect to intellectual property developed by the Company and rights acquired by the Company from others, the Company is subject to the risk of challenges to our rights in intellectual property by third parties. Successful challenges to our rights in intellectual property may result in increased costs for obtaining rights or the loss of the opportunity to earn revenue from the intellectual property that is the subject of challenged rights. The Company is not aware of any challenges to its intellectual property rights that it currently foresees having a material effect on its operations.

Protection of electronically stored data is costly and if our data is compromised in spite of this protection, we may incur additional costs, lost opportunities and damage to our reputation.

We maintain information necessary to conduct our business, including confidential and proprietary information as well as personal information regarding our customers and employees, in digital form. Data maintained in digital form is subject to the risk of intrusion, tampering and theft. We develop and maintain systems to prevent this from occurring, but the development and maintenance of these systems is costly and requires ongoing monitoring and updating as technologies change and efforts to overcome security measures become more sophisticated. Moreover, despite our efforts, the possibility of intrusion tampering and theft cannot be eliminated entirely, and risks associated with each of these remain. In addition, we provide confidential, proprietary and personal information to third parties when it is necessary to pursue business objectives. While we obtain assurances that these third parties will protect this information and, where appropriate, monitor the protections employed by these third parties, there is a risk the confidentiality of data held by third parties may be compromised. If our data systems are compromised, our ability to conduct our business may be impaired, we may lose profitable opportunities or the value of those opportunities may be diminished and, as described above, we may lose revenue as a result of unlicensed use of our intellectual property. If personal information of our customers or employees is misappropriated, our reputation with our customers and employees may be injured resulting in loss of business or morale, and we may incur costs to remediate possible injury to our customers and employees or to pay fines or take other action with respect to judicial or regulatory actions arising out of the incident.

A variety of uncontrollable events may reduce demand for our products and services, impair our ability to provide our products and services or increase the cost of providing our products and services.

Demand for our products and services, particularly our theme parks and resorts, is highly dependent on the general environment for travel and tourism. The environment for travel and tourism, as well as demand for other entertainment products, can be significantly adversely affected in the United States, globally or in specific regions as a result of a variety of factors beyond our control, including: adverse weather conditions arising from short-term weather patterns or long-term change or natural disasters (such as excessive heat or rain, hurricanes and earthquakes); health concerns; international, political or military developments; and terrorist attacks. For example, the earthquake and tsunami in Japan in March 2011 resulted in a period of suspension of our operations and those of certain of our licensees in Japan, including Tokyo Disney Resort and resulted in a loss of revenue from those operations. These events and others, such as fluctuations in travel and energy costs and computer virus attacks, intrusions or other widespread computing or telecommunications failures, may also damage our ability to provide our products and services or to obtain insurance coverage with respect to these events. In addition, we derive royalties from the sales of our licensed goods and services by third parties and the management of businesses operated under brands licensed from the Company, and we are therefore dependent on the successes of those third parties for that portion of our revenue. A wide variety of factors could influence the success of those third parties and if negative factors significantly impacted a sufficient number of our licensees, that could adversely affect the profitability of one or more of our businesses. We obtain insurance against the risk of losses relating to some of these events, generally including physical damage to our property and resulting business interruption, certain injuries occurring on our property and liability for alleged breach of legal responsibilities. When insurance is obtained it is subject to deductibles, exclusions and limits of liability. The types and levels of coverage we obtain vary from time to time depending on our view of the likelihood of specific types and levels of loss in relation to the cost of obtaining coverage for such types and levels of loss.

Changes in our business strategy or restructuring of our businesses may increase our costs or otherwise affect the profitability of our businesses.

As changes in our business environment occur we may need to adjust our business strategies to meet these changes or we may otherwise find it necessary to restructure our operations or particular businesses or assets. In addition, external events including acceptance of our theatrical offerings and changes in macro-economic conditions may impair the value of our assets. When these changes or events occur, we may incur costs to change our business strategy and may need to write down the value of assets. We also make investments in existing or new businesses, including investments in international expansion of our business and in new business lines. In recent years, such investments have included investments in new cruise ships, expansion and repurposing of certain of our theme park attractions, and development of a resort facility in Hawaii. In addition, a joint venture in which we participate recently began construction of a theme park in Shanghai, China. Some of these investments may have short-term returns that are negative or low and the ultimate business prospects of the businesses may be uncertain. In any of these events, our costs may increase, we may have significant charges associated with the write-down of assets or returns on new investments may be lower than prior to the change in strategy or restructuring.

Turmoil in the financial markets could increase our cost of borrowing and impede access to or increase the cost of financing our operations and investments.

Past disruptions in the U.S. and global credit and equity markets made it difficult for many businesses to obtain financing on acceptable terms. In addition, equity markets have recently experienced rapid and wide fluctuations in value. These conditions tended to increase the cost of borrowing and if they recur, our cost of borrowing could increase and it may be more difficult to obtain financing for our operations or investments. In addition, our borrowing costs can be affected by short and long-term debt ratings assigned by independent rating agencies which are based, in significant part, on the Company's performance as measured by credit metrics such as interest coverage and leverage ratios. A decrease in these ratings would likely increase our cost of borrowing and/or make it more difficult for us to obtain financing. Past disruptions in the global financial markets also impacted some of the financial institutions with which we do business. A similar decline in the financial stability of financial institutions could affect our ability to secure credit-worthy counterparties for our interest rate and foreign currency hedging programs and could affect our ability to settle existing contracts.

Increased competitive pressures may reduce our revenues or increase our costs.

We face substantial competition in each of our businesses from alternative providers of the products and services we offer and from other forms of entertainment, lodging, tourism and recreational activities. We also must compete to obtain human resources, programming and other resources we require in operating our business. For example:

- Our broadcast and cable networks, stations and online offerings compete for viewers with other broadcast, cable and satellite services as well as with home video products and internet usage.
- Our broadcast and cable networks and stations compete for the sale of advertising time with other broadcast, cable and satellite services, and the internet, as well as with newspapers, magazines and billboards.
- Our cable networks compete for carriage of their programming with other programming providers.
- Our broadcast and cable networks compete for the acquisition of creative talent and sports and other programming with other broadcast and cable networks.
- Our theme parks and resorts compete for guests with all other forms of entertainment, lodging, tourism and recreation activities.
- Our studio operations compete for customers with all other forms of entertainment.
- Our studio operations, broadcast and cable networks and publishing businesses compete to obtain creative and performing talent, story properties, advertiser support, broadcast rights and market share.
- Our consumer products segment competes in the character merchandising and other licensing, publishing, and retail activities with other licensors, publishers and retailers of character, brand and celebrity names.
- Our interactive game operations compete with other publishers of console, online and mobile games and other types of home entertainment.

Competition in each of these areas may divert consumers from our creative or other products, or to other products or other forms of entertainment, which could reduce our revenue or increase our marketing costs. Such competition may also reduce, or limit growth in, prices for our products and services, including advertising rates and subscription fees at our media networks, parks and resorts admissions and room rates, and prices for consumer products from which we derive license revenues. Competition for the acquisition of resources can increase the cost of producing our products and services.

Sustained increases in costs of pension and postretirement medical and other employee health and welfare benefits may reduce our profitability.

With approximately 156,000 employees, our profitability is substantially affected by costs of pension benefits and current and postretirement medical benefits. We may experience significant increases in these costs as a result of macro-economic factors, which are beyond our control, including increases in the cost of health care. In addition, changes in investment returns and discount rates used to calculate pension expense and related assets and liabilities can be volatile and may have an unfavorable impact on our costs in some years. These macro-economic factors as well as a decline in the fair value of pension and post retirement medical plan assets may put upward pressure on the cost of providing pension and post retirement medical benefits and may increase future funding contributions. Although we have actively sought to control increases in these costs, there can be no assurance that we will succeed in limiting cost increases, and continued upward pressure could reduce the profitability of our businesses.

Our results may be adversely affected if long-term programming or carriage contracts are not renewed on sufficiently favorable terms.

We enter into long-term contracts for both the acquisition and the distribution of media programming and products, including contracts for the acquisition of programming rights for sporting events and other programs, and contracts for the distribution of our programming to MVSPs. As these contracts expire, we must renew or renegotiate the contracts, and if we are unable to renew them on acceptable terms, we may lose programming rights or distribution rights. Even if these contracts are renewed, the cost of obtaining programming rights may increase (or increase at faster rates than our historical experience) or the revenue from distribution of programs may be reduced (or increase at slower rates than our historical experience). With respect to the acquisition of programming rights, particularly sports programming rights, the impact of these long-term contracts on our results over the term of the contracts depends on a number of factors, including the strength of advertising markets, effectiveness of marketing efforts and the size of viewer audiences. There can be no assurance that revenues from programming based on these rights will exceed the cost of the rights plus the other costs of producing and distributing the programming.

Changes in regulations applicable to our businesses may impair the profitability of our businesses.

Our broadcast networks and television stations are highly regulated, and each of our other businesses is subject to a variety of United States and overseas regulations. These regulations include:

- United States FCC regulation of our television and radio networks, our national programming networks, and our owned television stations. See Item 1 — Business — Media Networks, Federal Regulation.
- Environmental protection regulations.
- Federal, state and foreign privacy and data protection laws and regulations.
- Regulation of the safety of consumer products and theme park operations.
- Imposition by foreign countries of trade restrictions, currency exchange controls or motion picture or television content requirements or quotas.
- Domestic and international tax laws or currency controls.

Changes in any of these regulatory areas may require us to spend additional amounts to comply with the regulations, or may restrict our ability to offer products and services that are profitable.

Our operations outside the United States may be adversely affected by the operation of laws in those jurisdictions.

Our operations in non-U.S. jurisdictions are in many cases subject to the laws of the jurisdictions in which they operate rather than United States law. Laws in some jurisdictions differ in significant respects from those in the United States, and these differences can affect our ability to react to changes in our business and our rights or ability to enforce rights may be different than would be expected under United States law. Moreover, enforcement of laws in some overseas jurisdictions can be inconsistent and unpredictable, which can affect both our ability to enforce our rights and to undertake activities that we believe are beneficial to our business. As a result, our ability to generate revenue and our expenses in non-United States jurisdictions may differ from what would be expected if United States law governed these operations.

Labor disputes may disrupt our operations and adversely affect the profitability of any of our businesses.

A significant number of employees in various of our businesses are covered by collective bargaining agreements, including employees of our theme parks and resorts as well as writers, directors, actors, production personnel and others employed in our media networks and studio operations. In addition, the employees of licensees who manufacture and retailers who sell our consumer products, and employees of providers of programming content (such as sports leagues) may be covered by labor agreements with their employers. In general, a labor dispute involving our employees or the employees of our licensees or retailers who sell our consumer products or providers of programming content may disrupt our operations and reduce our revenues, and resolution of disputes may increase our costs.

Provisions in our corporate documents and Delaware state law could delay or prevent a change of control, even if that change would be beneficial to shareholders.

Our Restated Certificate of Incorporation contains a provision regulating the ability of shareholders to bring matters for action before annual and special meetings and authorizes our Board of Directors to issue and set the terms of preferred stock. The regulations on shareholder action could make it more difficult for any person seeking to acquire control of the Company to obtain shareholder approval of actions that would support this effort. The issuance of preferred stock could effectively dilute the interests of any person seeking control or otherwise make it more difficult to obtain control. In addition, provisions in our Restated Certificate of Incorporation require supermajority shareholder approval of some acquisition transactions and we are subject to the anti-takeover provisions of the Delaware General Corporation Law, either of which could have the effect of delaying or preventing a change of control in some circumstances.

The seasonality of certain of our businesses could exacerbate negative impacts on our operations.

Each of our businesses is normally subject to seasonal variations, as follows:

- Revenues in our Media Networks segment are subject to seasonal advertising patterns and changes in viewership levels. In general, advertising revenues are somewhat higher during the fall and somewhat lower during the summer months. Affiliate revenues are typically collected ratably throughout the year. Certain affiliate revenues at ESPN are deferred until annual programming commitments are met, and these commitments are typically satisfied during the second half of the Company's fiscal year, which generally results in higher revenue recognition during this period.

- Revenues in our Parks and Resorts segment fluctuate with changes in theme park attendance and resort occupancy resulting from the seasonal nature of vacation travel and local entertainment excursions. Peak attendance and resort occupancy generally occur during the summer months when school vacations occur and during early-winter and spring-holiday periods.

- Revenues in our Studio Entertainment segment fluctuate due to the timing and performance of releases in the theatrical, home entertainment, and television markets. Release dates are determined by several factors, including competition and the timing of vacation and holiday periods.

- Revenues in our Consumer Products segment are influenced by seasonal consumer purchasing behavior and by the timing and performance of theatrical releases and cable programming broadcasts.

- Revenues in our Interactive Media segment fluctuate due to the timing and performance of video game releases which are determined by several factors, including theatrical releases and cable programming broadcasts, competition and the timing of holiday periods. Revenues from certain of our internet and mobile operations are subject to similar seasonal trends.

Accordingly, if a short term negative impact on our business occurs during a time of high seasonal demand (such as hurricane damage to our parks during the summer travel season), the effect could have a disproportionate effect on the results of that business for the year.

ITEM 1B. Unresolved Staff Comments

The Company has received no written comments regarding its periodic or current reports from the staff of the Securities and Exchange Commission that were issued 180 days or more preceding the end of its 2011 fiscal year and that remain unresolved.

ITEM 2. Properties

The Walt Disney World Resort, Disneyland Resort and other properties of the Company and its subsidiaries are described in Item 1 under the caption *Parks and Resorts*. Film library properties are described in Item 1 under the caption *Studio Entertainment*. Television stations owned by the Company are described under the caption *Media Networks*.

The Company and its subsidiaries own and lease properties throughout the world. In addition to the properties noted above, the table below provides a brief description of other significant properties and the related business segment.

Location	Property / Approximate Size	Use	Business Segment [1]
Burbank, CA	Land (52 acres) & Buildings (2,000,000 ft^2)	Owned Office/Production/Warehouse	Corp/Studio/Media/CP
Burbank, CA & surrounding cities [2]	Buildings (1,900,000 ft^2)	Leased Office/Warehouse (includes 8,000 ft^2 sublet to third party tenants)	Corp/Studio/Media/CP/IMG
Glendale, CA & North Hollywood, CA	Land (148 acres) & Buildings (2,500,000 ft^2)	Owned Office/Warehouse (includes 500,000 ft^2 sublet to third party tenants)	Corp/Studio/Media/CP/P&R/ IMG
Glendale, CA	Buildings (160,000 ft^2)	Leased Office/Warehouse	Corp
Los Angeles, CA	Land (22 acres) & Buildings (600,000 ft^2)	Owned Office/Production/Technical	Media
Los Angeles, CA	Buildings (315,000 ft^2)	Leased Office/Production/Technical	Media/Studio/IMG
New York, NY	Land (6.5 acres) & Buildings (1,400,000 ft^2)	Owned Office/Production/Technical (includes 16,000 ft^2 sublet to third party tenants)	Media
New York, NY	Buildings (570,000 ft^2)	Leased Office/Production/Warehouse (includes 14,000 ft^2 sublet to third party tenants)	Studio/Media /IMG
Bristol, CT	Land (115 acres) & Buildings (720,000 ft^2)	Owned Office/Production/Technical	Media
Bristol, CT	Buildings (465,000 ft^2)	Leased Office/Warehouse/Technical	Media
Emeryville, CA	Land (20 acres) & Buildings (420,000 ft^2)	Owned Office/Production/Technical	Studio
Emeryville, CA	Buildings (60,000 ft^2)	Leased Office/Storage	Studio
USA & Canada	Land and Buildings (Multiple sites and sizes)	Owned and Leased Office/ Production/Transmitter/Retail/ Warehouse	Corp/Studio/Media/CP/ P&R/ IMG
Hammersmith, England	Land (1 acre) & Building (85,000 ft^2)	Owned Office	Corp/Studio/Media/CP/IMG
Hammersmith, England	Building (225,000 ft^2)	Leased Office (includes 27,000 ft^2 sublet to third party tenants)	Corp/Studio/Media/CP/IMG
Europe, Asia, Australia & Latin America	Buildings (Multiple sites and sizes)	Leased Office/Retail/Warehouse/ Production	Corp/Studio/Media/CP/IMG

(1) Corp – Corporate, CP – Consumer Products, P&R – Parks and Resorts and IMG – Interactive Media Group

(2) Surrounding cities include North Hollywood, CA and Sun Valley, CA

ITEM 3. Legal Proceedings

Celador International Ltd. v. American Broadcasting Companies, Inc. On May 19, 2004, an affiliate of the creator and licensor of the television program, *"Who Wants to be a Millionaire,"* filed an action against the Company and certain of its subsidiaries, including American Broadcasting Companies, Inc. and Buena Vista Television, LLC, alleging it was damaged by defendants improperly engaging in certain intra-company transactions and charging merchandise distribution expenses, resulting in an underpayment to the plaintiff. On July 7, 2010, the jury returned a verdict for breach of contract against certain subsidiaries of the Company, awarding plaintiff damages of $269.4 million. The Company has stipulated with the plaintiff to an award of prejudgment interest of $50 million, which amount will be reduced pro rata should the Court of Appeals reduce the damages amount. On December 21, 2010, the Company's alternative motions for a new trial and for judgment as a matter of law were denied. Although we cannot predict the ultimate outcome of this lawsuit, the Company believes the jury's verdict is in error and is vigorously pursuing its position on appeal, notice of which was filed by the Company on January 14, 2011. On or about January 28, 2011, plaintiff filed a notice of cross-appeal. The Company has determined that it does not have a probable loss under the applicable accounting standard relating to probability of loss for recording a reserve with respect to this litigation and therefore has not recorded a reserve.

The Company, together with, in some instances, certain of its directors and officers, is a defendant or codefendant in various other legal actions involving copyright, breach of contract and various other claims incident to the conduct of its businesses. Management does not expect the Company to suffer any material liability by reason of these actions.

Executive Officers of the Company

The executive officers of the Company are elected each year at the organizational meeting of the Board of Directors, which follows the annual meeting of the shareholders, and at other Board of Directors meetings, as appropriate. Each of the executive officers has been employed by the Company in the position or positions indicated in the list and pertinent notes below. Except as noted, each of the executive officers has been employed by the Company for more than five years.

At October 1, 2011, the executive officers of the Company were as follows:

Name	Age	Title	Executive Officer Since
Robert A. Iger	60	President and Chief Executive Officer (1)	2000
James A. Rasulo	55	Senior Executive Vice President and Chief Financial Officer (2)	2010
Alan N. Braverman	63	Senior Executive Vice President, General Counsel and Secretary	2003
Kevin A. Mayer	49	Executive Vice President, Corporate Strategy and Business Development (3)	2005
Christine M. McCarthy	56	Executive Vice President, Corporate Finance, Corporate Real Estate, Sourcing, Alliance and Treasurer (4)	2005
Mary Jayne Parker	50	Executive Vice President and Chief Human Resources Officer (5)	2009

(1) Mr. Iger was appointed President and Chief Executive Officer effective October 2, 2005. On October 6, 2011, the Company entered into an amended and restated employment agreement with Mr. Iger pursuant to which Mr. Iger will become Chairman and Chief Executive Officer effective upon retirement of John Pepper, the current Chairman of the Board, at the time of the Company's 2012 annual shareholder meeting.

(2) Mr. Rasulo was appointed Senior Executive Vice President and Chief Financial Officer effective January 1, 2010. He was Chairman, Walt Disney Parks and Resorts Worldwide from 2005 to 2009, and was President, Walt Disney Parks and Resorts from 2002 to 2005.

(3) Mr. Mayer was named Executive Vice President, Corporate Strategy, Business Development and Technology of the Company in June 2005 and was designated an executive officer in October 2005.

(4) Ms. McCarthy was named Executive Vice President, Corporate Finance and Real Estate in June 2005 and has been Treasurer since January 2000.

(5) Ms. Parker was named Executive Vice President – Human Resources and Chief Human Resources Officer of the Company, effective September 1, 2009, and designated an executive officer of the Company October 2, 2009. Ms. Parker was previously Senior Vice President of Human Resources for Walt Disney Parks and Resorts from October 2005 to July 2007 and Vice President Human Resources Administration for Walt Disney Parks and Resorts from March 2003 to October 2005.

PART II

ITEM 5. Market for the Company's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

The Company's common stock is listed on the New York Stock Exchange under the ticker symbol "DIS". The following table shows, for the periods indicated, the high and low sales prices per share of common stock as reported in the Bloomberg Financial markets services.

	Sales Price	
	High	Low
2011		
4th Quarter	$ 40.97	$ 29.05
3rd Quarter	44.13	37.19
2nd Quarter	44.34	37.62
1st Quarter	38.00	33.08
2010		
4th Quarter	$ 35.41	$ 31.38
3rd Quarter	37.98	30.72
2nd Quarter	35.60	28.71
1st Quarter	32.75	27.00

The Company declared a $0.40 per share dividend ($756 million) on December 1, 2010 related to fiscal 2010, which was paid in the second quarter of fiscal 2011. The Board of Directors has not declared a dividend related to fiscal 2011 as of the date of this report.

As of October 1, 2011, the approximate number of common shareholders of record was 994,425.

The following table provides information about Company purchases of equity securities that are registered by the Company pursuant to Section 12 of the Exchange Act during the quarter ended October 1, 2011:

Period	Total Number of Shares Purchased (1)	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs (2)
July 3, 2011 – August 2, 2011	10,014,965	$ 39.62	9,932,000	353 million
August 3, 2011 – September 2, 2011	31,658,813	33.14	31,538,400	321 million
September 3, 2011 – October 1, 2011	16,619,507	31.78	16,518,400	305 million
Total	58,293,285	33.87	57,988,800	305 million

(1) 304,485 shares were purchased on the open market to provide shares to participants in the Walt Disney Investment Plan (WDIP) and Employee Stock Purchase Plan (ESPP). These purchases were not made pursuant to a publicly announced repurchase plan or program.

(2) Under a share repurchase program implemented effective June 10, 1998, the Company is authorized to repurchase shares of its common stock. On March 22, 2011, the Company's Board of Directors increased the repurchase authorization to a total of 400 million shares as of that date. The repurchase program does not have an expiration date.

ITEM 6. Selected Financial Data

(in millions, except per share data)

	2011 (1)	2010 (2)	2009 (3)	2008 (4)	2007 (5)(6)
Statements of income					
Revenues	**$ 40,893**	$ 38,063	$ 36,149	$ 37,843	$ 35,510
Income from continuing operations	**5,258**	4,313	3,609	4,729	4,851
Income from continuing operations attributable to Disney	**4,807**	3,963	3,307	4,427	4,674
Per common share					
Earnings from continuing operations attributable to Disney					
Diluted	**$ 2.52**	$ 2.03	$ 1.76	$ 2.28	$ 2.24
Basic	**2.56**	2.07	1.78	2.34	2.33
Dividends	**0.40**	0.35	0.35	0.35	0.31
Balance sheets					
Total assets	**$ 72,124**	$ 69,206	$ 63,117	$ 62,497	$ 60,928
Long-term obligations	**17,717**	16,234	16,939	14,889	14,916
Disney shareholders' equity	**37,385**	37,519	33,734	32,323	30,753
Statements of cash flows					
Cash provided (used) by:					
Continuing operating activities	**$ 6,994**	$ 6,578	$ 5,319	$ 5,685	$ 5,519
Continuing investing activities	**(3,286)**	(4,523)	(1,755)	(2,162)	(618)
Continuing financing activities	**(3,233)**	(2,663)	(3,111)	(4,208)	(3,878)

(1) The fiscal 2011 results include restructuring and impairment charges that rounded to $0.00 per diluted share and gains on the sales of Miramax and BASS ($0.02 per diluted share) which collectively resulted in a net adverse impact of $0.02 per diluted share. See the discussion of the per share impacts in Item 7.

(2) During fiscal 2010, the Company completed a cash and stock acquisition for the outstanding capital stock of Marvel for $4.2 billion (see Note 4 to the Consolidated Financial Statements for further discussion). In addition, results include restructuring and impairment charges ($0.09 per diluted share), gains on the sales of investments in two television services in Europe ($0.02 per diluted share), a gain on the sale of the *Power Rangers* property ($0.01 per diluted share), and an accounting gain related to the acquisition of The Disney Store Japan ($0.01 per diluted share). Including the impact of rounding, these items collectively resulted in a net adverse impact of $0.04 per diluted share.

(3) The fiscal 2009 results include restructuring and impairment charges ($0.17 per diluted share), a non-cash gain in connection with the AETN/Lifetime merger ($0.08 per diluted share) and a gain on the sale of our investment in two pay television services in Latin America ($0.04 per diluted share). Including the impact of rounding, these items collectively resulted in a net adverse impact of $0.06 per diluted share.

(4) The fiscal 2008 results include an accounting gain related to the acquisition of the Disney Stores North America and a gain on the sale of movies.com (together $0.01 per diluted share), the favorable resolution of certain income tax matters ($0.03 per diluted share), a bad debt charge for a receivable from Lehman Brothers ($0.03 per diluted share) and an impairment charge ($0.01 per diluted share). These items collectively had no net impact on earnings per share.

(5) During fiscal 2007, the Company concluded the spin-off of the ABC Radio business and thus reports ABC Radio as discontinued operations for all periods presented.

(6) The fiscal 2007 results include gains from the sales of E! Entertainment and Us Weekly (together $0.31 per diluted share), the favorable resolution of certain income tax matters ($0.03 per diluted share), an equity-based compensation plan modification charge ($0.01 per diluted share) and an impairment charge ($0.01 per diluted share). These items collectively resulted in a net benefit of $0.32 per diluted share.

ITEM 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

CONSOLIDATED RESULTS
(in millions, except per share data)

				% Change Better/(Worse)	
	2011	2010	2009	**2011 vs. 2010**	2010 vs. 2009
Revenues	**$ 40,893**	$ 38,063	$ 36,149	**7 %**	5 %
Costs and expenses	**(33,112)**	(31,337)	(30,452)	**(6)%**	(3)%
Restructuring and impairment charges	**(55)**	(270)	(492)	**80 %**	45 %
Other income	**75**	140	342	**(46)%**	(59)%
Net interest expense	**(343)**	(409)	(466)	**16 %**	12 %
Equity in the income of investees	**585**	440	577	**33 %**	(24)%
Income before income taxes	**8,043**	6,627	5,658	**21 %**	17 %
Income taxes	**(2,785)**	(2,314)	(2,049)	**(20)%**	(13)%
Net income	**5,258**	4,313	3,609	**22 %**	20 %
Less: Net income attributable to noncontrolling interest	**(451)**	(350)	(302)	**(29)%**	(16)%
Net income attributable to The Walt Disney Company (Disney)	**$ 4,807**	$ 3,963	$ 3,307	**21 %**	20 %
Earnings per share attributable to Disney:					
Diluted	**$ 2.52**	$ 2.03	$ 1.76	**24 %**	15 %
Basic	**$ 2.56**	$ 2.07	$ 1.78	**24 %**	16 %
Weighted average number of common and common equivalent shares outstanding:					
Diluted	**1,909**	1,948	1,875		
Basic	**1,878**	1,915	1,856		

Organization of Information

Management's Discussion and Analysis provides a narrative on the Company's financial performance and condition that should be read in conjunction with the accompanying financial statements. It includes the following sections:

- Consolidated Results
- Business Segment Results — 2011 vs. 2010
- Non-Segment Items — 2011 vs. 2010
- Pension and Postretirement Medical Benefit Costs
- Business Segment Results — 2010 vs. 2009
- Non-Segment Items — 2010 vs. 2009
- Liquidity and Capital Resources
- Contractual Obligations, Commitments, and Off Balance Sheet Arrangements
- Accounting Policies and Estimates
- Accounting Changes
- Forward-Looking Statements

CONSOLIDATED RESULTS

2011 vs. 2010

Revenues for fiscal 2011 increased 7%, or $2.8 billion, to $40.9 billion; net income attributable to Disney increased 21%, or $844 million, to $4.8 billion; and diluted earnings per share attributable to Disney (EPS) increased 24% to $2.52.

Net income attributable to Disney for fiscal 2011 included $55 million of restructuring and impairment charges and gains from the sales of businesses of $75 million. The table below shows the pretax and after tax impact of these items.

	Benefit / (Expense)		
	Pretax	Tax Effect	After Tax
Restructuring and impairment charges	$ (55)	$ 47	$ (8)
Gains on sales of businesses	75	(107)	(32)
	$ 20	$ (60)	$ (40)

Restructuring and impairment charges include an impairment of assets that had tax basis significantly in excess of book value resulting in a $47 million tax benefit on the restructuring and impairment charges. The gains on sales of businesses included the sale of Miramax which had a book value that included $217 million of allocated goodwill which is not tax deductible. Accordingly, the taxable gain on the sales of businesses exceeded the $75 million book gain resulting in tax expense of $107 million. These items collectively had a $0.02 negative impact on EPS compared to the items in fiscal 2010 that are discussed below which had a net adverse impact of $0.04 on EPS.

The increase in EPS for fiscal 2011 reflected higher operating results driven by higher revenues from MVSPs (Affiliate Fees) at our Cable Networks, increased guest spending and volumes at our domestic parks and resorts, higher advertising revenue at ESPN, lower film cost write-downs, decreased programming and production costs at the ABC Television Network, higher licensing revenue due to the strength of *Cars* merchandise and a full-period of results for Marvel, and higher equity income at AETN/ Lifetime. These increases were partially offset by higher costs at ESPN and at our domestic parks and resorts, lower performance at our theatrical business, and the inclusion of a full-period of results for Playdom in the current year, which included the impact of acquisition accounting.

2010 vs. 2009

Revenues for fiscal 2010 increased 5%, or $1.9 billion, to $38.1 billion; net income attributable to Disney increased 20%, or $656 million, to $4.0 billion; and EPS increased 15% to $2.03.

Net income attributable to Disney for fiscal 2010 included restructuring and impairment charges ($0.09 per diluted share), gains on the sales of investments in two television services in Europe ($0.02 per diluted share), a gain on the sale of the *Power Rangers* property ($0.01 per diluted share), and an accounting gain related to the acquisition of The Disney Store Japan ($0.01 per diluted share), which, including the impact of rounding, collectively had a net adverse impact of $0.04 per diluted share. Fiscal 2009 included restructuring and impairment charges ($0.17 per diluted share), a non-cash gain in connection with the merger of Lifetime and AETN ($0.08 per diluted share) and a gain on the sale of our investment in two pay television services in Latin America ($0.04 per diluted share). Including the impact of rounding, these items collectively resulted in a net adverse impact of $0.06 per diluted share. Fiscal 2009 results also include an additional week of operations due to our fiscal period end.

The increase in EPS for fiscal 2010 reflected higher operating results due to higher Affiliate Fees at our Cable Networks, increased advertising revenues at our cable and broadcast businesses, the strong worldwide theatrical performance of *Toy Story 3*, *Alice in Wonderland* and *Iron Man 2*, and lower distribution and marketing costs at our home entertainment business, partially offset by higher costs at our cable business and at our domestic parks and resorts operations.

Restructuring and Impairment Charges

The Company recorded $55 million of charges in fiscal 2011 reflecting severance and facilities costs related to organizational and cost structure initiatives primarily at the Studio Entertainment and Interactive Media segments.

The Company recorded $270 million of charges in fiscal 2010 related to organizational and cost structure initiatives primarily at our Studio Entertainment and Media Networks segments. Restructuring charges of $138 million were primarily for severance and other related costs. Impairment charges of $132 million consisted of write-offs of capitalized costs primarily related to abandoned film projects, the closure of a studio production facility and the closure of five ESPN Zone locations.

The Company recorded charges totaling $492 million in fiscal 2009 which included impairment charges of $279 million and restructuring costs of $213 million. The most significant of the impairment charges were $142 million related to FCC radio licenses and $65 million related to our investment in UTV. The restructuring charges included severance and other related costs as a result of organizational and cost structure initiatives across our businesses.

Other Income

Other income is as follows (in millions):

	2011	2010	2009
Gain on sale of Miramax	**$ 64**	$ —	$ —
Gain on sale of BASS	**11**	—	—
Gain on sales of investments in television services in Europe	**—**	75	—
Gain on sale of *Power Rangers* property	**—**	43	—
Gain related to the acquisition of The Disney Store Japan	**—**	22	—
Gain on AETN/Lifetime transaction [(1)]	**—**	—	228
Gain on sale of investment in two pay television services in Latin America	**—**	—	114
Other income	**$ 75**	$ 140	$ 342

(1) On September 15, 2009, the Company and the Hearst Corporation both contributed their 50% interest in Lifetime to AETN in exchange for an increased interest in AETN. The transaction resulted in a $228 million non-cash gain. See Note 4 to the Consolidated Financial Statements for further details of this transaction.

BUSINESS SEGMENT RESULTS — 2011 vs. 2010

Below is a discussion of the major revenue and expense categories for our business segments. Costs and expenses for each segment consist of operating expenses, selling, general, administrative and other expenses and depreciation and amortization. Selling, general, administrative and other costs include third party and internal marketing expenses.

Our Media Networks segment generates revenue from Affiliate Fees charged to MVSPs, advertising revenues from the sale to advertisers of time in programs for commercial announcements and other revenues which include the sale and distribution of television programming. Operating expenses include programming and production costs, technical support costs, distribution costs and operating labor.

Our Parks and Resorts segment generates revenue from the sale of admissions to theme parks, the sale of room nights at hotels, merchandise, food and beverage sales, sales and rentals of vacation club properties and the sale of cruise vacation packages. Operating expenses include labor, costs of sales, repairs and maintenance and entertainment.

Our Studio Entertainment segment generates revenue from the distribution of films in the theatrical, home entertainment and television markets. Operating expenses include film cost amortization, which consists of production cost amortization, participations and residuals, costs of sales and distribution expenses.

Our Consumer Products segment generates revenue from licensing characters from our film, television and other properties, publishing children's books and magazines and comic books, and operating retail stores, English language learning centers and internet shopping sites. Operating expenses include costs of goods sold, distribution, operating labor and retail occupancy costs.

Our Interactive Media segment generates revenue from the development and sale of multi-platform games, online advertising and sponsorships, subscriptions to and micro transactions for online games, and content and handset revenue from our Disney-branded mobile phone business in Japan. Certain properties are also licensed to third-party game publishers. Operating expenses include product development, costs of goods sold and distribution expenses.

				% Change Better/(Worse)	
(in millions)	**2011**	2010	2009	**2011 vs. 2010**	2010 vs. 2009
Revenues:					
Media Networks	**$ 18,714**	$ 17,162	$ 16,209	**9 %**	6 %
Parks and Resorts	**11,797**	10,761	10,667	**10 %**	1 %
Studio Entertainment	**6,351**	6,701	6,136	**(5)%**	9 %
Consumer Products	**3,049**	2,678	2,425	**14 %**	10 %
Interactive Media	**982**	761	712	**29 %**	7 %
	$ 40,893	$ 38,063	$ 36,149	**7 %**	5 %
Segment operating income (loss):					
Media Networks	**$ 6,146**	$ 5,132	$ 4,765	**20 %**	8 %
Parks and Resorts	**1,553**	1,318	1,418	**18 %**	(7)%
Studio Entertainment	**618**	693	175	**(11)%**	>100 %
Consumer Products	**816**	677	609	**21 %**	11 %
Interactive Media	**(308)**	(234)	(295)	**(32)%**	21 %
	$ 8,825	$ 7,586	$ 6,672	**16 %**	14 %

The Company evaluates the performance of its operating segments based on segment operating income, and management uses aggregate segment operating income as a measure of the overall performance of the operating businesses. The Company believes that information about aggregate segment operating income assists investors by allowing them to evaluate changes in the operating results of the Company's portfolio of businesses separate from factors other than business operations that affect net income. The following table reconciles segment operating income to income before income taxes.

				% Change Better/(Worse)	
(in millions)	**2011**	2010	2009	**2011 vs. 2010**	2010 vs. 2009
Segment operating income	**$ 8,825**	$ 7,586	$ 6,672	**16 %**	14 %
Corporate and unallocated shared expenses	**(459)**	(420)	(398)	**(9)%**	(6)%
Restructuring and impairment charges	**(55)**	(270)	(492)	**80 %**	45 %
Other income (expense)	**75**	140	342	**(46)%**	(59)%
Net interest expense	**(343)**	(409)	(466)	**16 %**	12 %
Income before income taxes	**$ 8,043**	$ 6,627	$ 5,658	**21 %**	17 %

Media Networks

Operating results for the Media Networks segment are as follows:

(in millions)	Year Ended October 1, 2011	October 2, 2010 (1)	% Change Better / (Worse)
Revenues			
Affiliate Fees	**$ 8,790**	$ 8,082	9 %
Advertising	**7,598**	7,028	8 %
Other	**2,326**	2,052	13 %
Total revenues	**18,714**	17,162	9 %
Operating expenses	**(10,376)**	(9,888)	(5)%
Selling, general, administrative and other	**(2,539)**	(2,358)	(8)%
Depreciation and amortization	**(237)**	(222)	(7)%
Equity in the income of investees	**584**	438	33 %
Operating Income	**$ 6,146**	$ 5,132	20 %

(1) Certain reclassifications have been made in the numbers presented in fiscal 2010 and fiscal 2009 to conform to the fiscal 2011 presentation

Revenues

Affiliate Fee growth of 9% was driven by increases of 6% from higher contractual rates, 1% from favorable impacts of foreign currency translation, and 1% from subscriber growth at Cable Networks and an increase of 1% from Broadcasting due to new contractual provisions.

Higher advertising revenues were due to an increase of $471 million at Cable Networks from $3,051 million to $3,522 million and an increase of $99 million at Broadcasting from $3,977 million to $4,076 million. The increase at Cable Networks of 14% was due to higher rates. The increase at Broadcasting reflected increases of 6% due to higher Network advertising rates, primarily at primetime, and 1% due to higher local television advertising, partially offset by a decrease of 4% due to lower Network ratings primarily at primetime and daytime.

The increase in other revenues was driven by a change in the transfer pricing arrangement between Studio Entertainment and Media Networks for distribution of Media Networks home entertainment product and higher sales of Disney Channel programming, partially offset by lower sales of ABC Studios productions driven by no new seasons of *Lost* and *Ghost Whisperer*.

Costs and Expenses

Operating expenses include programming and production costs which increased $249 million from $8,453 million to $8,702 million. At Cable Networks, an increase in programming and production spending of $457 million was driven by higher sports rights costs due to the addition of college football programming including Bowl Championship Series games, increased contractual costs for college and professional sports programming and more episodes of original programming at the Disney Channels, partially offset by the absence of programming costs for the FIFA World Cup which was broadcast in the prior year. At Broadcasting, programming and production costs decreased $208 million reflecting lower news and daytime production costs due to cost savings initiatives, a lower cost mix of programming in primetime due to a shift of hours from original scripted programming to reality programming, a shift of college sports programming to ESPN and lower production cost amortization due to a decrease in sales of ABC Studios productions. Operating expenses also reflected a 2% increase due to a change in the transfer pricing arrangement for distribution of Media Networks home entertainment product and a 1% increase due to higher labor costs at ESPN due to headcount growth and labor cost inflation.

The increase in selling, general and administrative and other costs and expenses was driven by higher marketing and sales costs, which included an increase due to the change in transfer pricing arrangement for distribution of Media Networks home entertainment product and higher marketing costs at ESPN.

Equity in the Income of Investees

Income from equity investees increased to $584 million in the current year from $438 million in the prior year driven by an increase at AETN/Lifetime primarily due to the absence of a $58 million charge for our share of programming write-offs at AETN/Lifetime in the prior year and higher advertising and affiliate revenues, partially offset by higher marketing costs.

Segment Operating Income

Segment operating income increased 20%, or $1.0 billion, to $6.1 billion. The increase was primarily due to increases at ESPN, the ABC Television Network, the worldwide Disney Channels, our AETN/Lifetime joint venture and the owned television stations.

The following table provides supplemental revenue and operating income detail for the Media Networks segment:

(in millions)	Year Ended October 1, 2011	Year Ended October 2, 2010	% Change Better / (Worse)
Revenues			
Cable Networks	**$ 12,877**	$ 11,475	12 %
Broadcasting	**5,837**	5,687	3 %
	$ 18,714	$ 17,162	9 %
Segment operating income			
Cable Networks	**$ 5,233**	$ 4,473	17 %
Broadcasting	**913**	659	39 %
	$ 6,146	$ 5,132	20 %

Restructuring and impairment charges

The Company recorded charges of $3 million, $95 million and $315 million related to Media Networks for fiscal years 2011, 2010 and 2009, respectively. The charges in fiscal 2010 were for severance and related costs and the closure of five ESPN Zone locations. The charges in fiscal 2009 were primarily due to $142 million of radio FCC license impairments, a $65 million impairment charge related to our investment in UTV and severance and related costs. These charges were reported in "Restructuring and impairment charges" in the Consolidated Statements of Income.

Parks and Resorts

Operating results for the Parks and Resorts segment are as follows:

(in millions)	Year Ended October 1, 2011	Year Ended October 2, 2010	% Change Better / (Worse)
Revenues			
Domestic	**$ 9,302**	$ 8,404	11 %
International	**2,495**	2,357	6 %
Total revenues	**11,797**	10,761	10 %
Operating expenses	**(7,383)**	(6,787)	(9)%
Selling, general, administrative and other	**(1,696)**	(1,517)	(12)%
Depreciation and amortization	**(1,165)**	(1,139)	(2)%
Operating Income	**$ 1,553**	$ 1,318	18 %

Revenues

Parks and Resorts revenues increased 10%, or $1 billion, to $11.8 billion due to an increase of $898 million at our domestic operations and an increase of $138 million at our international operations.

Revenue growth of 11% at our domestic operations reflected a 6% increase driven by higher average guest spending and a 3% increase due to volume driven by higher passenger cruise ship days due to the launch of our new cruise ship, the *Disney Dream*, in January 2011, and higher attendance. Higher guest spending was primarily due to higher average ticket prices, daily hotel room rates, and food, beverage, and merchandise spending.

Revenue growth of 6% at our international operations reflected a 4% increase due to higher average guest spending, a 3% increase driven by volume due to higher attendance and hotel occupancy, and a 3% favorable impact of foreign currency translation primarily as a result of the weakening of the U.S. dollar against the Euro. These increases were partially offset by a 2% decrease due to the prior-year sale of a real estate property at Disneyland Paris and a 1% decrease due to the temporary closure of the Tokyo Disney Resort following the March 2011 earthquake in Japan.

The following table presents supplemental attendance, per capita theme park guest spending, and hotel statistics:

	Domestic		International (2)		Total	
	Fiscal Year 2011	Fiscal Year 2010	**Fiscal Year 2011**	Fiscal Year 2010	**Fiscal Year 2011**	Fiscal Year 2010
Parks						
Increase/ (decrease)						
Attendance	**1 %**	(1)%	**6 %**	1 %	**2 %**	(1)%
Per Capita Guest Spending	**8 %**	3 %	**5 %**	3 %	**7 %**	3 %
Hotels (1)						
Occupancy	**82 %**	82 %	**88 %**	85 %	**83 %**	82 %
Available Room Nights (in thousands)	**9,625**	9,629	**2,466**	2,466	**12,091**	12,095
Per Room Guest Spending	**$ 241**	$ 224	**$ 294**	$ 273	**$ 253**	$ 234

(1) Per room guest spending consists of the average daily hotel room rate as well as guest spending on food, beverages and merchandise at the hotels. Hotel statistics include rentals of Disney Vacation Club units.

(2) Per capita guest spending and per room guest spending include the impact of foreign currency translation. Guest spending statistics for Disneyland Paris were converted from Euros into US Dollars at weighted average exchange rates of 1.39 and 1.36 for fiscal 2011 and 2010, respectively.

Costs and Expenses

Operating expenses include operating labor which increased by $262 million from $3,278 million to $3,540 million driven by labor cost inflation and higher pension and postretirement medical expenses. Operating expenses also include cost of sales which increased $88 million from $1,110 million to $1,198 million driven by volume, partially offset by the absence of the costs related to a prior-year real estate sale at Disneyland Paris. Operating expenses also increased due to launch and operating costs in connection with the *Disney Dream*, enhancement and expansion costs, including new guest offerings at Disney California Adventure and investments in our systems infrastructure, and costs for Aulani, our new hotel and vacation club resort in Hawaii. In addition there was an unfavorable impact of foreign currency translation as a result of the weakening of the U.S. dollar against the Euro.

The increase in selling, general, administrative and other costs and expenses was driven by higher marketing costs at our domestic parks and resorts, costs associated with the additional cruise ship and our new resort in Hawaii, and labor cost inflation.

Segment Operating Income

Segment operating income increased 18%, or $235 million, to $1.6 billion due to increases at our domestic parks and resorts and Hong Kong Disneyland Resort, partially offset by costs for our new resort in Hawaii and a decrease at Tokyo Disney Resort.

Studio Entertainment

Operating results for the Studio Entertainment segment are as follows:

	Year Ended		% Change
(in millions)	**October 1, 2011**	October 2, 2010	Better / (Worse)
Revenues			
Theatrical distribution	**$ 1,733**	$ 2,050	(15)%
Home entertainment	**2,435**	2,666	(9)%
Television distribution and other	**2,183**	1,985	10 %
Total revenues	**6,351**	6,701	(5)%
Operating expenses	**(3,136)**	(3,469)	10 %
Selling, general, administrative and other	**(2,465)**	(2,450)	(1)%
Depreciation and amortization	**(132)**	(89)	(48)%
Equity in the income of investees	**—**	—	— %
Operating Income	**$ 618**	$ 693	(11)%

Revenues

The decrease in theatrical distribution revenue reflected the prior-year success of *Toy Story 3, Alice in Wonderland* and *Iron Man 2* compared to the performance of *Pirates of the Caribbean: On Stranger Tides, Cars 2, Thor* and *Captain America* in the current year.

Lower home entertainment revenue reflected an 11% decrease due to the change in the transfer pricing arrangement for Studio distribution of Media Networks home entertainment product, partially offset by a 1% increase due to higher net effective pricing internationally which benefitted from a higher Blu-ray sales mix. Net effective pricing is the wholesale selling price adjusted for discounts, sales incentives and returns.

The increase in television distribution and other revenues reflected 5% growth due to the inclusion of Marvel which was acquired at the end of the first quarter of the prior year and a 4% increase due to higher revenue share from the Consumer Products segment resulting from the strength of *Cars* merchandise.

Cost and Expenses

Operating expenses included a decrease of $262 million in film cost amortization, from $2,142 million to $1,880 million, driven by lower film cost write-downs. Operating expenses also include cost of sales and distribution expenses which decreased $71 million from $1,327 million to $1,256 million primarily due to the change in the transfer pricing arrangement between Studio Entertainment and Media Networks for distribution of Media Networks home entertainment product.

Selling, general, administrative and other costs were essentially flat as higher marketing for Marvel titles and an increase in technology infrastructure spending were largely offset by lower theatrical pre-release marketing expense and the change in the transfer pricing arrangement with Media Networks for home entertainment product.

The increase in depreciation and amortization was driven by higher amortization on intangible assets related to certain Marvel film properties.

Segment Operating Income

Segment operating income decreased 11%, or $75 million, to $618 million primarily due to lower results at our theatrical and home entertainment businesses and higher technology infrastructure spending, partially offset by lower film cost write-downs and a higher revenue share with the Consumer Products segment.

Restructuring and impairment charges

The Company recorded charges of $33 million, $151 million and $47 million related to Studio Entertainment for fiscal 2011, 2010 and 2009, respectively. The charges in fiscal 2011 and 2009 were primarily for severance and related costs. The charges in fiscal 2010 were primarily for the closure of a production facility, the write-offs of capitalized costs related to abandoned film projects, and severance costs. These charges were reported in "Restructuring and impairment charges" in the Consolidated Statements of Income.

Consumer Products

Operating results for the Consumer Products segment are as follows:

(in millions)	Year Ended October 1, 2011	Year Ended October 2, 2010	% Change Better / (Worse)
Revenues			
Licensing and publishing	**$ 1,933**	$ 1,725	12 %
Retail and other	**1,116**	953	17 %
Total revenues	**3,049**	2,678	14 %
Operating expenses	**(1,334)**	(1,236)	(8)%
Selling, general, administrative and other	**(794)**	(687)	(16)%
Depreciation and amortization	**(105)**	(78)	(35)%
Equity in the income of investees	**—**	—	— %
Operating Income	**$ 816**	$ 677	21 %

Revenues

The increase in licensing and publishing revenue reflected a 6% increase driven by the strong performance of *Cars, Tangled* and *Toy Story* merchandise and a 8% increase due to higher revenue from Marvel properties. Higher revenues from Marvel properties reflected the impact of acquisition accounting which reduced revenue recognition in the prior year as well as a full year of operations as Marvel was acquired at the end of the first quarter of the prior year. These increases were partially offset by a 5% decrease due to a higher revenue share to the Studio Entertainment segment resulting from the strength of *Cars* merchandise.

The increase in retail and other revenues was primarily due to a 9% increase from higher revenues at the Disney Store in North America and Europe driven by higher comparable store sales and a 6% increase resulting from the acquisition of The Disney Store Japan, which was acquired at the end of the second quarter of fiscal 2010.

Licensing and publishing and retail and other revenues also increased by 2% and 3%, respectively, due to the benefit from a favorable impact from foreign currency translation as a result of the weakening of the U.S. dollar against foreign currencies, primarily the Euro.

Costs and Expenses

Operating expenses included an increase of $57 million in cost of goods sold, from $521 million to $578 million, driven by the acquisitions of The Disney Store Japan and Marvel. Operating expenses also included a 2% increase due to higher occupancy costs driven by an increase at our retail business reflecting the acquisition of The Disney Store Japan and a 1% increase due to an unfavorable impact from foreign currency translation as a result of the weakening of the U.S. dollar against foreign currencies, primarily the Euro.

The increase in selling, general, administrative and other costs was driven by an unfavorable impact from foreign currency translation as a result of the weakening of the U.S. dollar against foreign currencies, primarily the Euro; the inclusion of a full year of operations for Marvel and various promotional initiatives across multiple businesses.

The increase in depreciation and amortization was due to a full year of amortization of intangible assets for Marvel and an increase at the Disney Stores due to an increase in new stores and remodels.

Segment Operating Income

Segment operating income increased 21%, or $139 million, to $816 million primarily due to increases in our Merchandise Licensing and North American retail businesses.

Restructuring and impairment charges

The Company recorded charges totaling $16 million and $19 million related to Consumer Products for fiscal years 2010 and 2009, respectively. The charges in fiscal 2010 and 2009 were for severance and related costs which were reported in "Restructuring and impairment charges" in the Consolidated Statements of Income.

Interactive Media

Operating results for the Interactive Media segment are as follows:

(in millions)	Year Ended **October 1, 2011**	Year Ended October 2, 2010	% Change Better / (Worse)
Revenues			
Game sales and subscriptions	**$ 768**	$ 563	36 %
Advertising and other	**214**	198	8 %
Total revenues	**982**	761	29 %
Operating expenses	**(732)**	(581)	(26)%
Selling, general, administrative and other	**(504)**	(371)	(36)%
Depreciation and amortization	**(54)**	(43)	(26)%
Equity in the income of investees	**—**	—	— %
Operating Loss	**$ (308)**	$ (234)	(32)%

Revenues

Game sales and subscriptions revenue growth reflected a 12% increase due to higher console game unit sales and a 10% increase due to higher net effective pricing of console games, reflecting the strong performance of *Epic Mickey* and *Lego Pirates of the Caribbean* and a shift in sales from catalog titles to new releases. Additionally, the inclusion of Playdom for a full year compared to one month in the prior year resulted in a 10% increase in game sales and subscription revenues.

Higher advertising and other revenue was driven by our mobile phone service in Japan.

Costs and Expenses

Operating expense included a $60 million increase in product development expense from $335 million to $395 million primarily due to the inclusion of Playdom for a full year. Operating expenses also included a 12% increase due to higher cost of sales driven by fees paid to the developer of *Lego Pirates of the Caribbean* and higher console game unit sales.

The increase in selling, general, administrative and other costs was primarily due to the inclusion of Playdom for a full year, including the impact of acquisition accounting.

Segment Operating Loss

Segment operating loss was $308 million compared to $234 million in the prior year as an improvement at our console game business was more than offset by the inclusion of Playdom for a full year, including the impact of acquisition accounting.

Restructuring and impairment charges

The Company recorded charges totaling $22 million, $2 million and $42 million related to Interactive Media for fiscal years 2011, 2010 and 2009, respectively. The charges for fiscal 2011 and fiscal 2010 were for severance and related costs. The charges in fiscal 2009 were for goodwill impairment and severance and related costs. These charges were reported in "Restructuring and impairment charges" in the Consolidated Statements of Income.

NON-SEGMENT ITEMS – 2011 vs. 2010

Corporate and Unallocated Shared Expenses

Corporate and unallocated shared expenses increased 9%, from $420 million to $459 million, primarily due to the timing of expenses and compensation related costs.

Net Interest Expense

Net interest expense is detailed below:

(in millions)	2011	2010	% Change Better/(Worse)
Interest expense	$ (435)	$ (456)	5 %
Interest and investment income	92	47	96 %
Net interest expense	$ (343)	$ (409)	16 %

The decrease in interest expense for the year reflected lower effective interest rates.

The increase in interest and investment income for the year was driven by gains on sales of investments.

Effective Income Tax Rate

The effective tax rate decreased 0.3 percentage points from 34.9% in 2010 to 34.6% in 2011 as the absence of a charge related to the health care reform legislation and a benefit from an increase in the domestic production deduction rate were largely offset by a decrease in favorable resolutions of prior-year tax matters. During fiscal 2010, the Company recorded a $72 million charge related to the enactment of health care reform legislation in March 2010. Under this legislation the Company's deductions for retiree prescription drug benefits will be reduced by the amount of Medicare Part D drug subsidies received beginning in fiscal year 2014. Under applicable accounting rules, the Company was required to reduce its existing deferred tax asset, which was established for the future deductibility of retiree prescription drug benefit costs, to reflect the lost deductions. The reduction was recorded as a charge to earnings in the period the legislation was enacted.

Noncontrolling Interests

Net income attributable to noncontrolling interests for the year increased $101 million to $451 million due to improved operating results at ESPN and Hong Kong Disneyland Resort. The net income attributable to noncontrolling interests is determined on income after royalties, financing costs and income taxes.

PENSION AND POSTRETIREMENT MEDICAL BENEFIT COSTS

Pension and postretirement medical benefit plan costs affect results in all of our segments, with approximately one-half of these costs being borne by the Parks and Resorts segment. The Company recognized pension and postretirement medical benefit plan expenses of $576 million, $482 million, and $214 million for fiscal years 2011, 2010, and 2009, respectively. The increase in fiscal 2011 was driven by a decrease in the assumed discount rate used to measure the present value of plan obligations. The assumed discount rate reflects market rates for high-quality corporate bonds currently available and was determined by considering the average of pension yield curves constructed from a large population of high quality corporate bonds. The resulting discount rate reflects the matching of plan liability cash flows to the yield curves.

We expect pension and postretirement medical costs to increase by approximately $50 million to $626 million in fiscal 2012 driven by a lower assumed discount rate, partially offset by a favorable impact due to plan amendments. The decrease in the discount rate also resulted in an increase in the underfunded status of our plans and an increase in unrecognized pension and postretirement medical expense to $4.2 billion ($2.6 billion after tax) as of October 1, 2011. If our investment performance does not improve relative to our long-term assumption and/or discount rates do not increase, we expect that pension and postretirement medical costs will continue at levels comparable to fiscal 2012 for the next few years as a result of amortizing these unrecognized expenses. See Note 11 to the Consolidated Financial Statements for further details of the impacts of our pension and postretirement medical plans on our financial statements and amendments we made to our plans in fiscal 2011. During fiscal 2011, the Company contributed $935 million to its pension and postretirement medical plans including discretionary contributions above the minimum requirements for pension plans. The Company currently expects pension and postretirement medical plan contributions in fiscal 2012 to total approximately $325 million to $375 million. Final minimum funding requirements for fiscal 2012 will be determined based on our January 1, 2012 funding actuarial valuation which will be available in late fiscal 2012. See "Item 1A – Risk Factors" for the impact of factors affecting pension and postretirement medical costs.

BUSINESS SEGMENT RESULTS – 2010 vs. 2009

Media Networks

Operating results for the Media Networks segment are as follows:

	Year Ended		% Change
(in millions)	October 2, 2010	October 3, 2009	Better / (Worse)
Revenues			
Affiliate Fees	$ 8,082	$ 7,407	9 %
Advertising	7,028	6,566	7 %
Other	2,052	2,236	(8)%
Total revenues	17,162	16,209	6 %
Operating expenses	(9,888)	(9,464)	(4)%
Selling, general, administrative and other	(2,358)	(2,341)	(1)%
Depreciation and amortization	(222)	(206)	(8)%
Equity in the income of investees	438	567	(23)%
Operating Income	$ 5,132	$ 4,765	8 %

Revenues

The 9% increase in Affiliate Fees, which are generally derived from fees charged on a per-subscriber basis, was primarily due to contractual rate increases and subscriber growth at Cable Networks which resulted in revenue increases of 5% and 4%, respectively, partially offset by the impact of one fewer week of operations.

Higher advertising revenues were due to increases of $362 million at Cable Networks from $2,689 million to $3,051 million and of $100 million at Broadcasting from $3,877 million to $3,977 million. The increase at Cable Networks reflected an increase of 9% due to higher sold inventory. The increase at Broadcasting reflected increases of 4% due to higher network advertising rates and sold inventory and 3% due to higher local television advertising, partially offset by a 4% decrease due to lower network ratings and one fewer week of operations.

Other revenues decreased $94 million at Cable Networks and $90 million at Broadcasting. The decrease at Cable Networks was driven by the closure of five ESPN Zone restaurants in June 2010. The decrease at Broadcasting reflected lower domestic television syndication revenues due to the sales of *According to Jim* and *Grey's Anatomy* in fiscal 2009.

Costs and Expenses

Operating expenses include an increase in programming and production costs of $377 million from $8,076 million to $8,453 million. At Cable Networks an increase in programming and production costs of $446 million was driven by higher sports rights costs due to new international sports programming rights and increased contractual costs for college and professional sports programming. At Broadcasting a decrease in programming and production costs of $69 million was driven by costs savings at news and daytime and a lower cost mix of programming in primetime.

The increase in selling, general, administrative and other costs and expenses was driven by higher pension and postretirement medical and compensation related costs, partially offset by a decrease of approximately $60 million due to the absence of a bad debt charge in connection with a bankruptcy of a syndication customer in fiscal 2009 and a decrease due to the closure of five ESPN Zone restaurants in June 2010.

Equity in the Income of Investees

Income from equity investees decreased to $438 million in fiscal 2010 from $567 million in fiscal 2009 driven by a $58 million charge for our share of programming write-offs at AETN/Lifetime in fiscal 2010.

Segment Operating Income

Segment operating income increased 8%, or $367 million, to $5.1 billion. The increase was primarily due to increases at ESPN, the owned television stations and the international Disney Channels, partially offset by lower equity income.

The following table provides supplemental revenue and operating income detail for the Media Networks segment:

(in millions)	Year Ended October 2, 2010	Year Ended October 3, 2009	% Change Better / (Worse)
Revenues			
Cable Networks	$ 11,475	$ 10,555	9 %
Broadcasting	5,687	5,654	1 %
	$ 17,162	$ 16,209	6 %
Segment operating income			
Cable Networks	$ 4,473	$ 4,260	5 %
Broadcasting	659	505	30 %
	$ 5,132	$ 4,765	8 %

Parks and Resorts

Operating results for the Parks and Resorts segment are as follows:

(in millions)	Year Ended October 2, 2010	Year Ended October 3, 2009	% Change Better / (Worse)
Revenues			
Domestic	$ 8,404	$ 8,442	— %
International	2,357	2,225	6 %
Total revenues	10,761	10,667	1 %
Operating expenses	(6,787)	(6,634)	(2)%
Selling, general, administrative and other	(1,517)	(1,467)	(3)%
Depreciation and amortization	(1,139)	(1,148)	1 %
Operating Income	$ 1,318	$ 1,418	(7)%

Revenues

Parks and Resorts revenues increased 1%, or $94 million, to $10.8 billion due to an increase of $132 million at our international operations, partially offset by a decrease of $38 million at our domestic operations.

The decline in revenue at our domestic operations reflected the impact of one fewer week of operations in fiscal 2010 and a 1% volume decrease reflecting lower vacation club ownership sales, lower hotel occupancy and lower passenger cruise ship days. These decreases were partially offset by higher guest spending primarily due to higher average ticket prices and higher average daily hotel room rates.

The 6% revenue increase at our international operations reflected increases of 3% due to higher guest spending and 3% due to the sale of a real estate property at Disneyland Paris as well as higher attendance and hotel occupancy. Higher guest spending was driven by higher average ticket prices and average daily hotel room rates.

The following table presents supplemental attendance, per capita theme park guest spending, and hotel statistics:

	Domestic		International (2)		Total	
	Fiscal Year 2010	Fiscal Year 2009	Fiscal Year 2010	Fiscal Year 2009	Fiscal Year 2010	Fiscal Year 2009
Parks						
Increase/ (decrease)						
Attendance	(1)%	2 %	1 %	1 %	(1)%	2 %
Per Capita Guest Spending	3 %	(6)%	3 %	(12)%	3 %	(7)%
Hotels (1)						
Occupancy	82 %	87 %	85 %	85 %	82 %	86 %
Available Room Nights (in thousands)	9,629	9,549	2,466	2,473	12,095	12,022
Per Room Guest Spending	$224	$214	$273	$261	$234	$223

(1) Per room guest spending consists of the average daily hotel room rate as well as guest spending on food, beverages and merchandise at the hotels. Hotel statistics include rentals of Disney Vacation Club units.

(2) Per capita guest spending and per room guest spending include the impact of foreign currency translation. Guest spending statistics for Disneyland Paris were converted from Euros into US Dollars at weighted average exchange rates of 1.36 and 1.35 for fiscal 2010 and 2009, respectively.

Costs and Expenses

Operating expenses included an increase in operating labor of $173 million from $3,105 million to $3,278 million driven by labor cost inflation and higher pension and postretirement medical expenses, partially offset by a decrease in costs of sales of $57 million from $1,167 million to $1,110 million primarily due to decreased sales volume. In addition, operating expenses reflected increased costs for new guest offerings including *World of Color* at Disneyland Resort.

The increase in selling, general, administrative and other costs and expenses was driven by increased marketing costs in support of the Disney Cruise Line fleet expansion and also *World of Color* at Disneyland Resort as well as labor cost inflation.

Segment Operating Income

Segment operating income decreased 7%, or $100 million, to $1.3 billion, due to a decrease at our domestic operations, partially offset by an improvement at our international operations.

Restructuring and impairment charges

The Company recorded charges totaling $54 million related to Parks and Resorts in fiscal 2009 for severance and related costs which were reported in "Restructuring and impairment charges" in the Consolidated Statement of Income.

Studio Entertainment

Operating results for the Studio Entertainment segment are as follows:

(in millions)	Year Ended October 2, 2010	Year Ended October 3, 2009	% Change Better / (Worse)
Revenues			
Theatrical distribution	$ 2,050	$ 1,325	55 %
Home entertainment	2,666	2,762	(3)%
Television distribution and other	1,985	2,049	(3)%
Total revenues	6,701	6,136	9 %
Operating expenses	(3,469)	(3,210)	(8)%
Selling, general, administrative and other	(2,450)	(2,687)	9 %
Depreciation and amortization	(89)	(60)	(48)%
Equity in the income of investees	—	(4)	nm
Operating Income	$ 693	$ 175	nm

Revenues

The increase in theatrical distribution revenue was due to the strong performance of *Toy Story 3*, *Alice in Wonderland* and *Iron Man 2* in fiscal 2010, compared to *Up* and *The Proposal* in fiscal 2009.

The decrease in home entertainment revenues was primarily due to a 2% decrease reflecting lower net effective pricing and a 2% decrease driven by lower sales volume of new releases domestically. Net effective pricing is the wholesale selling price adjusted for discounts, sales incentives and returns.

The decrease in television distribution and other revenues reflected the strong performance of *High School Musical 3* and *Rascal Flatts* CD titles in fiscal 2009 as well as the *Cheetah Girls* concert tour in fiscal 2009.

Cost and Expenses

Operating expenses included an increase in film cost amortization of $385 million from $1,757 million to $2,142 million driven by the strong performance of our key theatrical releases and higher film cost write-downs, partially offset by a decrease in costs of goods sold of $35 million from $384 million to $349 million driven by cost reduction initiatives at our home entertainment business.

Selling, general, administrative and other costs and expenses reflected a decrease in marketing costs at our theatrical and home entertainment businesses.

Segment Operating Income

Segment operating income increased from $175 million to $693 million primarily due to the improvements in our theatrical and home entertainment businesses, partially offset by higher film cost write-downs.

Consumer Products

Operating results for the Consumer Products segment are as follows:

(in millions)	Year Ended October 2, 2010	Year Ended October 3, 2009	% Change Better / (Worse)
Revenues			
Licensing and publishing	$ 1,725	$ 1,584	9 %
Retail and other	953	841	13 %
Total revenues	2,678	2,425	10 %
Operating expenses	(1,236)	(1,182)	(5)%
Selling, general, administrative and other	(687)	(597)	(15)%
Depreciation and amortization	(78)	(39)	nm
Equity in the income of investees	—	2	nm
Operating Income	$ 677	$ 609	11 %

Revenues

The increase in licensing and publishing revenue was primarily due to an increase of $221 million resulting from the acquisition of Marvel and the strong performance of *Toy Story* merchandise, partially offset by a higher revenue share with the Studio Entertainment segment of $90 million.

Higher retail and other revenues were driven by a $69 million increase due to the acquisition of The Disney Store Japan and an increase of $33 million at The Disney Store North America and Europe reflecting higher comparable store sales.

Costs and Expenses

Operating expenses included cost of goods sold of $521 million which was comparable to fiscal 2009 as increases due to the acquisitions of The Disney Store Japan and Marvel were offset by lower third-party royalties on licensing revenues and decreased costs of sales at The Disney Store North America due to an improved global purchasing strategy. Other operating costs increased due to the addition of Marvel and The Disney Store Japan.

The increase in selling, general, administrative and other was driven by the acquisitions of Marvel and The Disney Store Japan.

Segment Operating Income

Segment operating income increased 11%, or $68 million, to $677 million due to improved results at our retail business and an increase in our publishing business driven by Marvel titles.

Interactive Media

Operating results for the Interactive Media segment are as follows:

	Year Ended		% Change
(in millions)	October 2, 2010	October 3, 2009	Better / (Worse)
Revenues			
Game sales and subscriptions	$ 563	$ 565	— %
Advertising and other	198	147	35 %
Total revenues	761	712	7 %
Operating expenses	(581)	(623)	7 %
Selling, general, administrative and other	(371)	(336)	(10)%
Depreciation and amortization	(43)	(50)	14 %
Equity in the income of investees	—	2	nm
Operating Loss	$ (234)	$ (295)	21 %

Revenues

Game sales and subscription revenue was essentially flat as lower unit sales of self published console games were offset by higher subscription revenues at Club Penguin. Significant titles in fiscal 2010 included *Toy Story 3, Split Second* and *Sing It 2* while fiscal 2009 included *High School Musical 3, Sing It* and *Bolt.*

Higher advertising and other revenue was driven by increases at our mobile phone service business in Japan and in online advertising.

Costs and Expenses

Operating expenses included a decrease in costs of goods sold of $70 million from $266 million to $196 million due to lower video game costs reflecting a sales mix shift from higher cost new releases, which included bundled accessories, in fiscal 2009 to lower cost catalog titles in fiscal 2010. This decrease was partially offset by increased product development expense of $24 million.

The increase in selling, general, administrative and other costs reflected higher marketing costs driven by *Toy Story 3* and *Split Second.*

Segment Operating Loss

Segment operating loss decreased 21%, or $61 million, to $234 million driven by improved results at our games and Japan mobile phone service businesses, partially offset by the impact of purchase accounting for Playdom.

NON-SEGMENT ITEMS – 2010 vs. 2009

Corporate and Unallocated Shared Expenses

Corporate and unallocated shared expenses increased 6%, from $398 million to $420 million, primarily due to higher information technology and compensation costs.

Net Interest Expense

Net interest expense is detailed below:

(in millions)	2010	2009	% Change Better/(Worse)
Interest expense	$ (456)	$ (588)	22 %
Interest and investment income	47	122	(61)%
Net interest expense	$ (409)	$ (466)	12 %

The decrease in interest expense for fiscal 2010 was primarily due to lower effective interest rates and lower average debt balances, partially offset by expense related to the early redemption of a film financing borrowing.

The decrease in interest and investment income for fiscal 2010 was primarily due to a gain on the sale of an investment in the prior year, lower effective interest rates and lower average cash balances.

Effective Income Tax Rate

The effective income tax rate decreased 1.3 percentage points from 36.2% in 2009 to 34.9% in 2010. The lower effective income tax rate for fiscal 2010 was primarily due to favorable adjustments related to prior-year income tax matters, partially offset by a $72 million charge related to the health care reform legislation enacted in March 2010.

Noncontrolling Interests

Net income attributable to noncontrolling interests for the year increased $48 million to $350 million driven by improved operating results at Hong Kong Disneyland Resort and ESPN. Net income attributable to noncontrolling interests is determined based on income after royalties, financing costs and income taxes.

LIQUIDITY AND CAPITAL RESOURCES

The change in cash and cash equivalents is as follows:

(in millions)	**2011**	2010	2009
Cash provided by operations	**$ 6,994**	$ 6,578	$ 5,319
Cash used by investing activities	**(3,286)**	(4,523)	(1,755)
Cash used by financing activities	**(3,233)**	(2,663)	(3,111)
Impact of exchange rates on cash and cash equivalents	**(12)**	(87)	(37)
Increase/(decrease) in cash and cash equivalents	**$ 463**	$ (695)	$ 416

Operating Activities

Cash provided by operating activities for fiscal 2011 increased 6% or $416 million to $7.0 billion as compared to fiscal 2010. The increase was primarily due to higher operating cash receipts driven by higher revenues at our Media Networks, Parks and

Resorts, Consumer Products and Interactive Media businesses, partially offset by lower revenues at our Studio Entertainment business. These increases were partially offset by higher cash payments at Corporate and at our Media Networks, Parks and Resorts, Interactive Media, and Consumer Products businesses, partially offset by a decrease in cash payments at our Studio Entertainment business. The increase in cash payments at Corporate was driven by higher contributions to our pension plans, while the increase at Media Networks was primarily due to higher investment in television programming and production. The increase in cash payments at Parks and Resorts was driven by labor cost inflation, higher promotional and operating costs from the January launch of our new cruise ship, the *Disney Dream*, and higher marketing and sales expenses and expansion costs for Disney California Adventure at Disneyland Resort. The increase in cash payments at Interactive Media reflects the inclusion of Playdom, while the increase in cash payments at Consumer Products was primarily due to the acquisitions of The Disney Store Japan and Marvel. The decrease in cash payments at Studio Entertainment was driven by lower film production spending.

Cash provided by operating activities for fiscal 2010 increased 24% or $1.3 billion to $6.6 billion as compared to fiscal 2009. The increase was driven by higher operating cash receipts at our Media Networks, Parks and Resorts and Studio Entertainment businesses and lower cash payments at our Studio Entertainment segment driven by a decrease in distribution and marketing expense, partially offset by higher income tax payments. The increase in cash receipts at our Media Networks and Studio Entertainment segments was driven by higher revenues, while the increase in cash receipts at Parks and Resorts was driven by the timing of advance travel deposits.

Depreciation expense is as follows:

(in millions)	**2011**	2010	2009
Media Networks			
Cable Networks	**$ 134**	$ 118	$ 108
Broadcasting	**95**	95	89
Total Media Networks	**229**	213	197
Parks and Resorts			
Domestic	**842**	807	822
International	**323**	332	326
Total Parks and Resorts	**1,165**	1,139	1,148
Studio Entertainment	**53**	56	50
Consumer Products	**48**	33	29
Interactive Media	**16**	19	28
Corporate	**148**	142	128
Total depreciation expense	**$ 1,659**	$ 1,602	$ 1,580

The Company's Studio Entertainment and Media Networks segments incur costs to acquire and produce television and feature film programming. Film and television production costs include all internally produced content such as live action and animated feature films, animated direct-to-video programming, television series, television specials, theatrical stage plays or other similar product. Programming costs include film or television product licensed for a specific period from third parties for airing on the Company's broadcast, cable networks, and television stations. Programming assets are generally recorded when the programming becomes available to us with a corresponding increase in programming liabilities. Accordingly, we analyze our programming assets net of the related liability.

The Company's film and television production and programming activity for fiscal years 2011, 2010 and 2009 are as follows:

(in millions)	2011	2010	2009
Beginning balances:			
Production and programming assets	**$ 5,451**	$ 5,756	$ 5,935
Programming liabilities	**(990)**	(1,193)	(1,108)
	4,461	4,563	4,827
Spending:			
Film and television production	**3,184**	3,370	3,421
Broadcast programming	**4,588**	4,316	3,896
	7,772	7,686	7,317
Amortization:			
Film and television production	**(3,521)**	(3,593)	(3,486)
Broadcast programming	**(4,583)**	(4,331)	(3,788)
	(8,104)	(7,924)	(7,274)
Change in film and television production and programming costs	**(332)**	(238)	43
Other non-cash activity	**36**	136	(154)
Ending balances:			
Production and programming assets	**5,031**	5,451	5,756
Programming liabilities	**(866)**	(990)	(1,040)
	$ 4,165	$ 4,461	$ 4,716

Investing Activities

Investing activities consist principally of investments in parks, resorts, and other property and acquisition and divestiture activity. The Company's investments in parks, resorts and other property for the last three years are as follows:

(in millions)	2011	2010	2009
Media Networks			
Cable Networks	**$ 179**	$ 132	$ 151
Broadcasting	**128**	92	143
Parks and Resorts			
Domestic	**2,294**	1,295	1,039
International	**429**	238	143
Studio Entertainment	**118**	102	135
Consumer Products	**115**	97	46
Interactive Media	**21**	17	21
Corporate	**275**	137	75
	$ 3,559	$ 2,110	$ 1,753

Capital expenditures for the Parks and Resorts segment are principally for theme park and resort expansion, cruise ships, new rides and attractions, recurring capital and capital improvements. The increase in capital expenditures at domestic and international parks and resorts in fiscal 2011 reflected the final payment on our new cruise ship, the *Disney Dream*, theme park and resort expansions and new guest offerings at Walt Disney World Resort and Hong Kong Disneyland Resort and the development of Shanghai Disney Resort. The increase in capital expenditures at domestic and international parks and resorts in fiscal 2010 as compared to fiscal 2009 reflected higher construction progress payments on the two new cruise ships, the expansions at Hong Kong Disneyland Resort and Disney California Adventure and the construction of Aulani, a Disney Resort & Spa in Hawaii. The increase in capital expenditures at Consumer Products from fiscal 2009 to fiscal 2011 was driven by costs at the Disney Stores for new stores and remodels.

Capital expenditures at Media Networks primarily reflect investments in facilities and equipment for expanding and upgrading broadcast centers, production facilities, and television station facilities.

Capital expenditures at Corporate primarily reflect investments in corporate facilities and information technology infrastructure. The increases in fiscal 2011 and 2010 were driven by investments in equipment and corporate facilities.

Other Investing Activities

During fiscal 2011, proceeds from dispositions of $564 million primarily due to the sale of Miramax, were partially offset by acquisitions totaling $184 million which included additional payments related to the acquisition of Playdom, Inc. (See Note 4 to the Consolidated Financial Statements).

During fiscal 2010, acquisitions totaled $2.5 billion and included the acquisitions of Marvel Entertainment, Inc. and Playdom, Inc., and were partially offset by net proceeds totaling $170 million from the sale of our investments in two television services in Europe and the sale of the rights and assets related to the Power Rangers property.

During fiscal 2009, acquisitions totaled $176 million and included the purchase of additional interests in UTV (See Note 4 to the Consolidated Financial Statements), offset by proceeds totaling $185 million from the sale of our investment in two pay television services in Latin America.

Financing Activities

Cash used in financing activities in fiscal 2011 increased by $570 million to $3.2 billion compared to fiscal 2010 and consisted of repurchases of common stock and the payment of dividends partially offset by borrowings and proceeds from the exercise of stock options. The increase from fiscal 2010 was due to higher repurchases of common stock, partially offset by higher net borrowings. Cash used in financing activities in fiscal 2010 decreased by $448 million to $2.7 billion compared to fiscal 2009 and consisted of repurchases of common stock, repayments of borrowings, and the payment of dividends partially offset by proceeds from the exercise of stock options. The decrease from fiscal 2009 was due to lower repayments of borrowings and increased proceeds from stock option exercises, partially offset by higher share repurchases.

During the year ended October 1, 2011, the Company's borrowing activity was as follows:

(in millions)	October 2, 2010	Additions	Payments	Other Activity	**October 1, 2011**
Commercial paper borrowings	$ 1,190	$ 393	$ —	$ —	**$ 1,583**
U.S. medium-term notes	6,815	2,350	(750)	(15)	**8,400**
European medium-term notes	273	—	(168)	(14)	**91**
Other foreign currency denominated debt (1)	965	—	—	55	**1,020**
Other (2)	651	—	(37)	(42)	**572**
Disneyland Paris borrowings	2,113	—	(164)	32	**1,981**
Hong Kong Disneyland Resort borrowings (3)	473	—	—	(143)	**330**
Total	$ 12,480	$ 2,743	$ (1,119)	$ (127)	**$ 13,977**

(1) The other activity is primarily the impact of foreign currency translation as a result of the weakening of the U.S. dollar against the Japanese yen.

(2) The other activity is primarily market value adjustments for debt with qualifying hedges.

(3) The other activity is primarily due to the conversion of a portion of the HKSAR's loan to equity pursuant to the capital realignment and expansion plan (See Note 7 to the Consolidated Financial Statements).

The Company's bank facilities are as follows:

(in millions)	Committed Capacity	Capacity Used	Unused Capacity
Bank facilities expiring February 2013	$ 2,250	$ —	$ 2,250
Bank facilities expiring February 2015	2,250	47	2,203
Total	$ 4,500	$ 47	$ 4,453

In February 2011, the Company entered into a new four-year $2.25 billion bank facility with a syndicate of lenders. This facility, in combination with the facility that matures in 2013, is used to support commercial paper borrowings. The new bank facility allows the Company to issue up to $800 million of letters of credit, which if utilized, reduces available borrowings under this facility. As of October 1, 2011, $315 million of letters of credit had been issued of which $47 million was issued under this facility. These bank facilities allow for borrowings at LIBOR-based rates plus a spread, which depends on the Company's public debt rating and can range from 0.33% to 4.50%.

The Company may use commercial paper borrowings up to the amount of its unused bank facilities, in conjunction with term debt issuance and operating cash flow, to retire or refinance other borrowings before or as they come due.

The Company paid a $0.40 per share dividend ($756 million) during the second quarter of fiscal 2011 related to fiscal 2010. The Company paid a $0.35 per share dividend ($653 million) during the second quarter of fiscal 2010 related to fiscal 2009; and paid a $0.35 per share dividend ($648 million) during the second quarter of fiscal 2009 related to fiscal 2008. As of the filing date of this report, the Board of Directors had not yet declared a dividend related to fiscal 2011.

During fiscal 2011, the Company repurchased 135 million shares of Disney common stock for $5.0 billion. During fiscal 2010, the Company repurchased 80 million shares of Disney common stock for $2.7 billion. During fiscal 2009, the Company repurchased 5 million shares of Disney common stock for $138 million. On March 22, 2011, the Company's Board of Directors increased the amount of shares that can be repurchased to 400 million shares as of that date. As of October 1, 2011, the Company had remaining authorization in place to repurchase 305 million additional shares.

We believe that the Company's financial condition is strong and that its cash balances, other liquid assets, operating cash flows, access to debt and equity capital markets and borrowing capacity, taken together, provide adequate resources to fund ongoing operating requirements and future capital expenditures related to the expansion of existing businesses and development of new projects. However, the Company's operating cash flow and access to the capital markets can be impacted by macroeconomic factors outside of its control. See "Item 1A – Risk Factors". In addition to macroeconomic factors, the Company's borrowing costs can be impacted by short- and long-term debt ratings assigned by independent rating agencies, which are based, in significant part, on the Company's performance as measured by certain credit metrics such as interest coverage and leverage ratios. As of October 1, 2011, Moody's Investors Service's long- and short-term debt ratings for the Company were A2 and P-1, respectively, with stable outlook; Standard & Poor's long- and short-term debt ratings for the Company were A and A-1, respectively, with stable outlook; and Fitch's long- and short-term debt ratings for the Company were A and F-1, respectively, with stable outlook. The Company's bank facilities contain only one financial covenant, relating to interest coverage, which the Company met on October 1, 2011, by a significant margin. The Company's bank facilities also specifically exclude certain entities, such as Disneyland Paris, Hong Kong Disneyland Resort and Shanghai Disney Resort, from any representations, covenants or events of default.

Disneyland Paris has in its debt agreements certain annual financial performance objectives and limits on investing and financing activities. In fiscal 2011, Disneyland Paris did not meet its annual performance objectives and must defer €25 million of royalties and management fees payable to the Company and €20 million of interest payable to a French state bank. Additionally, as a result of the fact that the performance objectives were not met, certain of Disneyland Paris's investment activities are further limited by the debt agreements.

Disneyland Paris is also subject to certain financial covenants and believes that it is in compliance with such covenants with the assistance of the Company's agreement, as permitted under the debt agreements, to defer an additional €9 million of royalties payable to the Company into subordinated long-term borrowings.

The deferrals discussed above and compliance with these financial covenants are subject to final third-party review as provided in Disneyland Paris's debt agreements.

CONTRACTUAL OBLIGATIONS, COMMITMENTS AND OFF BALANCE SHEET ARRANGEMENTS

The Company has various contractual obligations which are recorded as liabilities in our consolidated financial statements. Other items, such as certain purchase commitments and other executory contracts are not recognized as liabilities in our consolidated financial statements but are required to be disclosed in the footnotes to the financial statements. For example, the Company is contractually committed to acquire broadcast programming and make certain minimum lease payments for the use of property under operating lease agreements.

The following table summarizes our significant contractual obligations and commitments on an undiscounted basis at October 1, 2011 and the future periods in which such obligations are expected to be settled in cash. In addition, the table reflects the timing of principal and interest payments on outstanding borrowings. Additional details regarding these obligations are provided in the Notes to the Consolidated Financial Statements, as referenced in the table:

	Payments Due by Period				
(in millions)	Total	Less than 1 Year	1-3 Years	4-5 Years	More than 5 Years
Borrowings (Note 9) [1]	$ 18,352	$ 3,442	$ 4,199	$ 2,198	$ 8,513
Operating lease commitments (Note 15)	2,227	502	738	395	592
Capital lease obligations (Note 15)	786	70	110	87	519
Sports programming commitments (Note 15)	33,287	3,465	7,623	6,354	15,845
Broadcast programming commitments (Note 15)	2,785	1,959	542	202	82
Total sports and other broadcast programming commitments	36,072	5,424	8,165	6,556	15,927
Other[2]	4,094	1,788	1,116	344	846
Total contractual obligations [3]	$ 61,531	$ 11,226	$ 14,328	$ 9,580	$ 26,397

(1) Amounts exclude market value adjustments totaling $284 million, which are recorded in the balance sheet. Amounts include interest payments based on contractual terms for fixed rate debt, and on current interest rates for variable rate debt.

(2) Other commitments primarily comprise contractual commitments for the construction of two new cruise ships, creative talent and employment agreements and unrecognized tax benefits. Creative talent and employment agreements include obligations to actors, producers, sports personnel, television and radio personalities and executives.

(3) Contractual commitments include the following:

Liabilities recorded on the balance sheet	$ 15,674
Commitments not recorded on the balance sheet	45,857
	$ 61,531

The Company also has obligations with respect to its pension and postretirement medical benefit plans. See Note 11 to the Consolidated Financial Statements.

Contingent Commitments and Contractual Guarantees

The Company has certain contractual arrangements that would require the Company to make payments or provide funding if certain circumstances occur. The Company does not currently expect that these arrangements will result in any significant amounts being paid by the Company. See Note 15 to the Consolidated Financial Statements for information regarding the Company's contingent commitments and contractual guarantees.

Legal and Tax Matters

As disclosed in Notes 10 and 15 to the Consolidated Financial Statements, the Company has exposure for certain legal and tax matters.

ACCOUNTING POLICIES AND ESTIMATES

We believe that the application of the following accounting policies, which are important to our financial position and results of operations, require significant judgments and estimates on the part of management. For a summary of our significant accounting policies, including the accounting policies discussed below, see Note 2 to the Consolidated Financial Statements.

Film and Television Revenues and Costs

We expense film and television production, participation and residual costs over the applicable product life cycle based upon the ratio of the current period's revenues to the estimated remaining total revenues (Ultimate Revenues) for each production. If our estimate of Ultimate Revenues decreases, amortization of film and television costs may be accelerated. Conversely, if estimates of

Ultimate Revenues increase, film and television cost amortization may be slowed. For film productions, Ultimate Revenues include revenues from all sources that will be earned within ten years from the date of the initial theatrical release. For television series, Ultimate Revenues include revenues that will be earned within ten years from delivery of the first episode, or if still in production, five years from delivery of the most recent episode, if later.

With respect to films intended for theatrical release, the most sensitive factor affecting our estimate of Ultimate Revenues (and therefore affecting future film cost amortization and/or impairment) is domestic theatrical performance. Revenues derived from other markets subsequent to the domestic theatrical release (e.g., the home entertainment or international theatrical markets) have historically been highly correlated with domestic theatrical performance. Domestic theatrical performance varies primarily based upon the public interest and demand for a particular film, the popularity of competing films at the time of release and the level of marketing effort. Upon a film's release and determination of domestic theatrical performance, the Company's estimates of revenues from succeeding windows and markets are revised based on historical relationships and an analysis of current market trends. The most sensitive factor affecting our estimate of Ultimate Revenues for released films is the extent of home entertainment sales achieved. Home entertainment sales vary based on the number and quality of competing home video products, as well as the manner in which retailers market and price our products.

With respect to television series or other television productions intended for broadcast, the most sensitive factor affecting estimates of Ultimate Revenues is the program's rating and the strength of the advertising market. Program ratings, which are an indication of market acceptance, directly affect the Company's ability to generate advertising revenues during the airing of the program. In addition, television series with greater market acceptance are more likely to generate incremental revenues through the eventual sale of the program rights in the syndication, international and home entertainment markets. Alternatively, poor ratings may result in a television series cancellation, which would require the immediate write-off of any unamortized production costs. A significant decline in the advertising market would also negatively impact our estimates.

We expense the cost of television broadcast rights for acquired movies, series and other programs based on the number of times the program is expected to be aired or on a straight-line basis over the useful life, as appropriate. Amortization of those television programming assets being amortized on a number of airings basis may be accelerated if we reduce the estimated future airings and slowed if we increase the estimated future airings. The number of future airings of a particular program is impacted primarily by the program's ratings in previous airings, expected advertising rates and availability and quality of alternative programming. Accordingly, planned usage is reviewed periodically and revised if necessary. We amortize rights costs for multi-year sports programming arrangements during the applicable seasons based on the estimated relative value of each year in the arrangement. The estimated values of each year are based on our projection of revenues over the contract period which include advertising revenue and an allocation of affiliate revenue. If the annual contractual payments related to each season approximate each season's relative value, we expense the related contractual payment during the applicable season. If planned usage patterns or estimated relative values by year were to change significantly, amortization of our sports rights costs may be accelerated or slowed.

Costs of film and television productions are subject to regular recoverability assessments which compare the estimated fair values with the unamortized costs. The net realizable values of television broadcast program licenses and rights are reviewed using a daypart methodology. A daypart is defined as an aggregation of programs broadcast during a particular time of day or programs of a similar type. The Company's dayparts are: daytime, late night, primetime, news, children, and sports (includes network and cable). The net realizable values of other cable programming assets are reviewed on an aggregated basis for each cable channel. Individual programs are written-off when there are no plans to air or sublicense the program. Estimated values are based upon assumptions about future demand and market conditions. If actual demand or market conditions are less favorable than our projections, film, television and programming cost write-downs may be required.

Revenue Recognition

The Company has revenue recognition policies for its various operating segments that are appropriate to the circumstances of each business. See Note 2 to the Consolidated Financial Statements for a summary of these revenue recognition policies.

We reduce home entertainment and software product revenues for estimated future returns of merchandise and for customer programs and sales incentives. These estimates are based upon historical return experience, current economic trends and projections of customer demand for and acceptance of our products. If we underestimate the level of returns and concessions in a particular period, we may record less revenue in later periods when returns exceed the estimated amount. Conversely, if we overestimate the level of returns and concessions for a period, we may have additional revenue in later periods when returns and concessions are less than estimated.

We recognize revenues from advance theme park ticket sales when the tickets are used. For non-expiring, multi-day tickets, revenues are recognized over a four-year time period based on estimated usage, which is derived from historical usage patterns. If actual usage is different than our estimated usage, revenues may not be recognized in the periods the related services are rendered. In addition, a change in usage patterns would impact the timing of revenue recognition.

Pension and Postretirement Medical Plan Actuarial Assumptions

The Company's pension and postretirement medical benefit obligations and related costs are calculated using a number of actuarial assumptions. Two critical assumptions, the discount rate and the expected return on plan assets, are important elements of expense and/or liability measurement which we evaluate annually. Other assumptions include the healthcare cost trend rate and employee demographic factors such as retirement patterns, mortality, turnover and rate of compensation increase.

The discount rate enables us to state expected future cash payments for benefits as a present value on the measurement date. A lower discount rate increases the present value of benefit obligations and increases pension expense. The guideline for setting this rate is a high-quality long-term corporate bond rate. We decreased our discount rate to 4.75% at the end of fiscal 2011 from 5.25% at the end of fiscal 2010 to reflect market interest rate conditions at our October 1, 2011 measurement date. This decrease in the discount rate will affect net periodic pension and postretirement medical expense (benefit expense) in fiscal 2012. The assumed discount rate reflects market rates for high-quality corporate bonds currently available. The Company's discount rate was determined by considering the average of pension yield curves constructed of a large population of high quality corporate bonds. The resulting discount rate reflects the matching of plan liability cash flows to the yield curves. A one percentage point decrease in the assumed discount rate would increase total benefit expense for fiscal 2012 by $223 million and would increase the projected benefit obligation at October 1, 2011 by $1.9 billion, respectively. A one percentage point increase in the assumed discount rate would decrease total benefit expense and the projected benefit obligation by $193 million and $1.6 billion, respectively.

To determine the expected long-term rate of return on the plan assets, we consider the current and expected asset allocation, as well as historical and expected returns on each plan asset class. A lower expected rate of return on pension plan assets will increase pension expense. Our long-term expected return on plan assets was 7.75% for both of the 2011 and 2010 actuarial valuations. A one percentage point change in the long-term asset return assumption would impact fiscal 2012 annual benefit expense by approximately $70 million.

See Note 11 to the Consolidated Financial Statements for more information on our pension and postretirement medical plans.

Goodwill, Intangible Assets, Long-Lived Assets and Investments

The Company is required to test goodwill and other indefinite-lived intangible assets for impairment on an annual basis and if current events or circumstances require, on an interim basis. Goodwill is allocated to various reporting units, which are generally an operating segment or one level below the operating segment. The Company compares the fair value of each reporting unit to its carrying amount to determine if there is potential goodwill impairment. If the fair value of a reporting unit is less than its carrying value, an impairment loss is recorded to the extent that the fair value of the goodwill within the reporting unit is less than the carrying value of the goodwill.

To determine the fair value of our reporting units, we generally use a present value technique (discounted cash flow) corroborated by market multiples when available and as appropriate. We apply what we believe to be the most appropriate valuation methodology for each of our reporting units. The discounted cash flow analyses are sensitive to our estimates of future revenue growth and margins for these businesses. We include in the projected cash flows an estimate of the revenue we believe the reporting unit would receive if the intellectual property developed by the reporting unit that is being used by other reporting units was licensed to an unrelated third party at its fair market value. These amounts are not necessarily the same as those included in segment operating results. We believe our estimates of fair value are consistent with how a marketplace participant would value our reporting units.

In times of adverse economic conditions in the global economy, the Company's long-term cash flow projections are subject to a greater degree of uncertainty than usual. If we had established different reporting units or utilized different valuation methodologies or assumptions, the impairment test results could differ, and we could be required to record impairment charges.

The Company is required to compare the fair values of other indefinite-lived intangible assets to their carrying amounts. If the carrying amount of an indefinite-lived intangible asset exceeds its fair value, an impairment loss is recognized. Fair values of other indefinite-lived intangible assets are determined based on discounted cash flows or appraised values, as appropriate.

The Company tests long-lived assets, including amortizable intangible assets, for impairment whenever events or changes in circumstances (triggering events) indicate that the carrying amount may not be recoverable. Once a triggering event has occurred, the impairment test employed is based on whether the intent is to hold the asset for continued use or to hold the asset for sale. The impairment test for assets held for use requires a comparison of cash flows expected to be generated over the useful life of an asset group against the carrying value of the asset group. An asset group is established by identifying the lowest level of cash flows generated by the group of assets that are largely independent of the cash flows of other assets and could include assets used across multiple businesses or segments. If the carrying value of the asset group exceeds the estimated undiscounted future cash flows, an impairment would be measured as the difference between the fair value of the group's long-lived assets and the carrying value of the group's long-lived assets. The impairment is allocated to the long-lived assets of the group on a pro rata basis using the relative carrying amounts, but only to the extent the carrying value of each asset is above its fair value. For assets held for sale, to the extent the carrying value is greater than the asset's fair value less costs to sell, an impairment loss is recognized for the difference. Determining whether a long-lived asset is impaired requires various estimates and assumptions, including whether a triggering event has occurred, the identification of the asset groups, estimates of future cash flows and the discount rate used to determine fair values. If we had established different asset groups or utilized different valuation methodologies or assumptions, the impairment test results could differ, and we could be required to record impairment charges.

The Company has cost and equity investments. The fair value of these investments is dependent on the performance of the investee companies, as well as volatility inherent in the external markets for these investments. In assessing potential impairment of these investments, we consider these factors, as well as the forecasted financial performance of the investees and market values, where available. If these forecasts are not met or market values indicate an other-than-temporary decline in value, impairment charges may be required.

During fiscal years 2011 and 2010, the Company tested its goodwill and other intangible assets, investments and long-lived assets for impairment, and the impairment charges recorded were immaterial. During fiscal 2009, the Company recorded non-cash impairment charges of $279 million, which included $142 million for FCC radio licenses and $65 million for our investment in UTV. The FCC radio license impairment charges reflected overall market declines in certain radio markets in which we operate. These impairment charges, which were estimated using a discounted cash flow model, were recorded in "Restructuring and impairment charges" in the Consolidated Statements of Income.

Allowance for Doubtful Accounts

We evaluate our allowance for doubtful accounts and estimate collectability of accounts receivable based on our analysis of historical bad debt experience in conjunction with our assessment of the financial condition of individual companies with which we do business. In times of domestic or global economic turmoil, our estimates and judgments with respect to the collectability of our receivables are subject to greater uncertainty than in more stable periods. If our estimate of uncollectible accounts is too low, costs and expenses may increase in future periods, and if it is too high, cost and expenses may decrease in future periods.

Contingencies and Litigation

We are currently involved in certain legal proceedings and, as required, have accrued estimates of the probable and estimable losses for the resolution of these claims. These estimates have been developed in consultation with outside counsel and are based upon an analysis of potential results, assuming a combination of litigation and settlement strategies. It is possible, however, that future results of operations for any particular quarterly or annual period could be materially affected by changes in our assumptions or the effectiveness of our strategies related to these proceedings. See Note 15 to the Consolidated Financial Statements for more detailed information on litigation exposure.

Income Tax Audits

As a matter of course, the Company is regularly audited by federal, state and foreign tax authorities. From time to time, these audits result in proposed assessments. Our determinations regarding the recognition of income tax benefits are made in consultation with outside tax and legal counsel where appropriate and are based upon the technical merits of our tax positions in consideration of applicable tax statutes and related interpretations and precedents and upon the expected outcome of proceedings (or negotiations) with taxing and legal authorities. The tax benefits ultimately realized by the Company may differ from those recognized in our future financial statements based on a number of factors, including the Company's decision to settle rather than litigate a matter, relevant legal precedent related to similar matters and the Company's success in supporting its filing positions with taxing authorities.

ACCOUNTING CHANGES

Revenue Arrangements with Multiple Deliverables

In October 2009, the Financial Accounting Standards Board (FASB) issued guidance on revenue arrangements with multiple deliverables effective for the Company's 2011 fiscal year. The guidance revises the criteria for separating, measuring, and allocating arrangement consideration to each deliverable in a multiple element arrangement. The guidance requires companies to allocate revenue using the relative selling price of each deliverable, which must be estimated if the company does not have a history of selling the deliverable on a stand-alone basis or third-party evidence of selling price. The Company adopted the provisions of this guidance at the beginning of fiscal year 2011, and the adoption did not have a material impact on the Company's financial statements.

Transfers and Servicing of Financial Assets

In June 2009, the FASB issued guidance on transfers and servicing of financial assets to eliminate the concept of a qualifying special-purpose entity, change the requirements for off balance sheet accounting for financial assets including limiting the circumstances where off balance sheet treatment for a portion of a financial asset is allowable, and require additional disclosures. The guidance is effective for the Company's 2011 fiscal year. The Company adopted the provisions of this guidance at the beginning of fiscal year 2011, and the adoption did not have a material impact on the Company's financial statements.

Variable Interest Entities

In June 2009, the FASB issued guidance to revise the approach to determine when a variable interest entity (VIE) should be consolidated. The new consolidation model for VIEs considers whether an entity has the power to direct the activities that most significantly impact the VIE's economic performance and shares in the significant risks and rewards of the VIE. The guidance on VIEs requires companies to continually reassess VIEs to determine if consolidation is appropriate and provide additional disclosures. The Company adopted the provisions of this guidance at the beginning of fiscal year 2011, and the adoption did not have a material impact on the Company's financial statements.

Employee Compensation – Retirement Benefits

In September 2006, the FASB issued guidance that requires recognition of the overfunded or underfunded status of defined benefit pension and other postretirement plans as an asset or liability in the statement of financial position and changes in that funded status to be recognized in comprehensive income in the year in which the changes occur. The guidance on retirement benefits also requires measurement of the funded status of a plan as of the end of the fiscal year. The Company adopted the recognition provision in fiscal year 2007 which resulted in a $261 million charge to accumulated other comprehensive income. The Company adopted the measurement date provision by remeasuring plan assets and benefit obligations at the beginning of fiscal 2009. Adoption of the measurement date provisions resulted in a reduction of $35 million to retained earnings and a $100 million benefit to accumulated other comprehensive income.

FORWARD-LOOKING STATEMENTS

The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements made by or on behalf of the Company. We may from time to time make written or oral statements that are "forward-looking," including statements contained in this report and other filings with the Securities and Exchange Commission and in reports to our shareholders. Such statements may, for example, express expectations or projections about future actions that we may take, including restructuring or strategic initiatives, or about developments beyond our control including changes in domestic or global economic conditions. These statements are made on the basis of management's views and assumptions as of the time the statements are made and we undertake no obligation to update these statements. There can be no assurance, however, that our expectations will necessarily come to pass. Significant factors affecting these expectations are set forth under Item 1A – Risk Factors of this Report on Form 10-K.

ITEM 7A. Quantitative and Qualitative Disclosures About Market Risk

The Company is exposed to the impact of interest rate changes, foreign currency fluctuations, commodity fluctuations and changes in the market values of its investments.

Policies and Procedures

In the normal course of business, we employ established policies and procedures to manage the Company's exposure to changes in interest rates, foreign currencies, commodities, and the fair market value of certain investments in debt and equity securities using a variety of financial instruments.

Our objectives in managing exposure to interest rate changes are to limit the impact of interest rate volatility on earnings and cash flows and to lower overall borrowing costs. To achieve these objectives, we primarily use interest rate swaps to manage net exposure to interest rate changes related to the Company's portfolio of borrowings. By policy, the Company targets fixed-rate debt as a percentage of its net debt between minimum and maximum percentages.

Our objective in managing exposure to foreign currency fluctuations is to reduce volatility of earnings and cash flow in order to allow management to focus on core business issues and challenges. Accordingly, the Company enters into various contracts that change in value as foreign exchange rates change to protect the U.S. dollar equivalent value of its existing foreign currency assets, liabilities, commitments, and forecasted foreign currency revenues and expenses. The Company utilizes option strategies and forward contracts that provide for the purchase or sale of foreign currencies to hedge probable, but not firmly committed, transactions. The Company also uses forward and option contracts to hedge foreign currency assets and liabilities. The principal foreign currencies hedged are the Euro, British pound, Japanese yen, and Canadian dollar. Cross-currency swaps are used to effectively convert foreign currency denominated borrowings to U.S. dollar denominated borrowings. By policy, the Company maintains hedge coverage between minimum and maximum percentages of its forecasted foreign exchange exposures generally for periods not to exceed four years. The gains and losses on these contracts offset changes in the U.S. dollar equivalent value of the related exposures.

Our objectives in managing exposure to commodity fluctuations are to use commodity derivatives to reduce volatility of earnings and cash flows arising from commodity price changes. The amounts hedged using commodity swap contracts are based on forecasted levels of consumption of certain commodities, such as fuel oil and gasoline.

It is the Company's policy to enter into foreign currency and interest rate derivative transactions and other financial instruments only to the extent considered necessary to meet its objectives as stated above. The Company does not enter into these transactions or any other hedging transactions for speculative purposes.

Value at Risk (VAR)

The Company utilizes a VAR model to estimate the maximum potential one-day loss in the fair value of its interest rate, foreign exchange, and market sensitive equity financial instruments. The VAR model estimates were made assuming normal market conditions and a 95% confidence level. Various modeling techniques can be used in a VAR computation. The Company's computations are based on the interrelationships between movements in various interest rates, currencies, and equity prices (a variance/co-variance technique). These interrelationships were determined by observing interest rate, foreign currency, and equity market changes over the preceding quarter for the calculation of VAR amounts at fiscal year end. The model includes all of the Company's debt as well as all interest rate and foreign exchange derivative contracts and market sensitive equity investments. Forecasted transactions, firm commitments, and receivables and accounts payable denominated in foreign currencies, which certain of these instruments are intended to hedge, were excluded from the model.

The VAR model is a risk analysis tool and does not purport to represent actual losses in fair value that will be incurred by the Company, nor does it consider the potential effect of favorable changes in market factors.

VAR on a combined basis increased to $58 million at October 1, 2011 from $33 million at October 2, 2010. The increase in VAR primarily reflected an increase in the amount of fixed rate debt during the year and higher volatility of interest rates.

The estimated maximum potential one-day loss in fair value, calculated using the VAR model, is as follows (unaudited, in millions):

Fiscal Year 2011	Interest Rate Sensitive Financial Instruments	Currency Sensitive Financial Instruments	Equity Sensitive Financial Instruments	Combined Portfolio
Year end VAR	$34	$27	$7	$58
Average VAR	$24	$27	$4	$44
Highest VAR	$34	$34	$8	$58
Lowest VAR	$15	$20	$1	$32
Beginning of year VAR (year end fiscal 2010)	$19	$22	$1	$33

The VAR for Disneyland Paris and Hong Kong Disneyland Resort is immaterial as of October 1, 2011 and accordingly, has been excluded from the above table.

ITEM 8. Financial Statements and Supplementary Data

See Index to Financial Statements and Supplemental Data on page 58.

ITEM 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

ITEM 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We have established disclosure controls and procedures to ensure that the information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms and that such information is accumulated and made known to the officers who certify the Company's financial reports and to other members of senior management and the Board of Directors as appropriate to allow timely decisions regarding required disclosure.

Based on their evaluation as of October 1, 2011, the principal executive officer and principal financial officer of the Company have concluded that the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) are effective.

Management's Report on Internal Control Over Financial Reporting

Management's report set forth on page 59 is incorporated herein by reference.

Changes in Internal Controls

There have been no changes in our internal control over financial reporting during the fourth quarter of the fiscal year ended October 1, 2011, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. Other Information

None.

PART III

ITEM 10. Directors, Executive Officers and Corporate Governance

Information regarding Section 16(a) compliance, the Audit Committee, the Company's code of ethics, background of the directors and director nominations appearing under the captions "Section 16(a) Beneficial Ownership Reporting Compliance," "Committees," "Corporate Governance Guidelines and Code of Ethics", "Director Selection Process" and "Election of Directors" in the Company's Proxy Statement for the 2012 annual meeting of Shareholders is hereby incorporated by reference.

Information regarding executive officers is included in Part I of this Form 10-K as permitted by General Instruction G(3).

ITEM 11. Executive Compensation

Information appearing under the captions "Board Compensation" and "Executive Compensation" in the 2012 Proxy Statement (other than the "Compensation Committee Report," which is deemed furnished herein by reference) is hereby incorporated by reference.

ITEM 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Information setting forth the security ownership of certain beneficial owners and management appearing under the caption "Stock Ownership" and information in the "Equity Compensation Plans" table appearing under the caption "Equity Compensation Plans" in the 2012 Proxy Statement is hereby incorporated by reference.

ITEM 13. Certain Relationships and Related Transactions, and Director Independence

Information regarding certain related transactions appearing under the captions "Certain Relationships and Related Person Transactions" and information regarding director independence appearing under the caption "Director Independence" in the 2012 Proxy Statement is hereby incorporated by reference.

ITEM 14. Principal Accountant Fees and Services

Information appearing under the captions "Auditor Fees and Services" and "Policy for Approval of Audit and Permitted Non-Audit Services" in the 2012 Proxy Statement is hereby incorporated by reference.

PART IV

ITEM 15. Exhibits and Financial Statement Schedules

(1) Financial Statements and Schedules

See Index to Financial Statements and Supplemental Data at page 58.

(2) Exhibits

The documents set forth below are filed herewith or incorporated herein by reference to the location indicated.

	Exhibit	Location
3.1	Restated Certificate of Incorporation of the Company	Exhibit 3.1 to the Current Report on Form 8-K of the Company dated March 10, 2010
3.2	Bylaws of the Company	Exhibit 3.2 to the Current Report on Form 8-K of the Company dated March 10, 2010
4.1	Four-Year Credit Agreement dated as of February 22, 2011	Exhibit 10.1 to the Current Report on Form 8-K of the Company, filed February 25, 2011
4.2	Three-Year Credit Agreement dated as of February 22, 2010	Exhibit 10.1 to the Current Report on Form 8-K of the Company filed February 25, 2010
4.3	Senior Debt Securities Indenture, dated as of September 24, 2001, between the Company and Wells Fargo Bank, N.A., as Trustee	Exhibit 4.1 to the Current Report on Form 8-K of the Company, dated September 24, 2001
4.4	Other long-term borrowing instruments are omitted pursuant to Item 601(b)(4)(iii) of Regulation S-K. The Company undertakes to furnish copies of such instruments to the Commission upon request	
10.1	Amended and Restated Employment Agreement, dated as of October 6, 2011, between the Company and Robert A. Iger	Filed herewith
10.2	Employment Agreement, dated as of January 1, 2010 between the Company and James A. Rasulo	Exhibit 10.1 to the Current Report on Form 8-K of the Company dated January 8, 2010
10.3	Amendment dated March 17, 2011, to the Amended and Restated Employment Agreement, dated as of January 1, 2010 between the Company and James A. Rasulo	Exhibit 10.2 to the Current Report on Form 8-K of the Company dated March 18, 2011
10.4	Employment Agreement, dated as of October 1, 2008 between the Company and Alan N. Braverman	Exhibit 10.1 to the Current Report on Form 8-K of the Company dated October 8, 2008
10.5	Amendment dated March 17, 2011, to the Employment Agreement, dated as of October 1, 2008 between the Company and Alan N. Braverman	Exhibit 10.3 to the Current Report on Form 8-K of the Company dated March 18, 2011
10.6	Employment Agreement dated as of October 1, 2008 between the Company and Kevin A. Mayer	Exhibit 10.2 to the Current Report on Form 8-K of the Company dated October 8, 2008
10.7	Employment Agreement dated as of September 1, 2009 between the Company and Jayne Parker	Exhibit 10.5 to the Form 10-K of the Company for the year ended October 3, 2009
10.8	Description of Directors Compensation	Filed herewith
10.9	Amended and Restated Director's Retirement Policy	Exhibit 10.6 to the Form 10-Q of the Company for the quarter ended January 2, 2010
10.10	Form of Indemnification Agreement for certain officers and directors	Annex C to the Proxy Statement for the 1987 annual meeting of DEI

	Exhibit	Location
10.11	1995 Stock Option Plan for Non-Employee Directors	Exhibit 20 to the Form S-8 Registration Statement (No. 33-57811) of DEI, dated Feb. 23, 1995
10.12	Amended and Restated 2002 Executive Performance Plan	Exhibit 10.1 to the Current Report on Form 8-K of the Company, filed March 12, 2009
10.13	Management Incentive Bonus Program	The section of the Proxy Statement for the 2011 annual meeting of the Company titled "Performance Based Compensation"
10.14	Amended and Restated 1997 Non-Employee Directors Stock and Deferred Compensation Plan	Annex II to the Proxy Statement for the 2003 annual meeting of the Company
10.15	The Walt Disney Company/Pixar 1995 Stock Plan	Exhibit 10.1 to the Form S-8 Registration Statement (N0. 333-133840) of the Company dated May 5, 2006
10.16	Amended and Restated The Walt Disney Company/ Pixar 2004 Equity Incentive Plan	Exhibit 10.1 to the Current Report on Form 8-K of the Company filed December 1, 2006
10.17	2011 Stock Incentive Plan	Annex A to the Proxy Statement for the 2011 annual meeting of the Company
10.18	The Amended and Restated The Walt Disney Productions and Associated Companies Key Employees Deferred Compensation and Retirement Plan	Exhibit 10.5 to the Form 10-Q of the Company for the quarter ended April 2, 2011
10.19	Amended and Restated Benefit Equalization Plan of ABC, Inc.	Exhibit 10.6 to the Form 10-Q of the Company for the quarter ended April 2, 2011
10.20	Disney Key Employees Retirement Savings Plan	Exhibit 10.1 to the Form 10-Q of the Company for the quarter ended July 2, 2011
10.21	Group Personal Excess Liability Insurance Plan	Exhibit 10(x) to the Form 10-K of the Company for the period ended September 30, 1997
10.22	Family Income Assurance Plan (summary description)	Exhibit 10(y) to the Form 10-K of the Company for the period ended September 30, 1997
10.23	Amended and Restated Severance Pay Plan	Exhibit 10.4 to the Form 10-Q of the Company for the quarter ended December 27, 2008
10.24	Form of Restricted Stock Unit Award Agreement (Time-Based Vesting)	Exhibit 10(aa) to the Form 10-K of the Company for the period ended September 30, 2004
10.25	Form of Restricted Stock Unit Award Agreement (Bonus Related)	Exhibit 10.3 to the Current Report on Form 8-K of the Company filed December 15, 2006
10.26	Form of Performance-Based Stock Unit Award Agreement (Section 162(m) Vesting Requirement)	Exhibit 10.2 to the Form 10-Q of the Company for the quarter ended April 2, 2011
10.27	Form of Performance-Based Stock Unit Award Agreement (Three-Year Vesting subject to Total Shareholder Return/ EPS Growth Tests/Section 162(m) Vesting Requirement)	Exhibit 10.3 to the Form 10-Q of the Company for the quarter ended April 2, 2011
10.28	Form of Non-Qualified Stock Option Award Agreement	Exhibit 10.4 to the Form 10-Q of the Company for the quarter ended April 2, 2011
10.29	Form of Restricted Stock Unit Award Agreement in Lieu of Equitable Adjustment	Exhibit 10.1 to the Form 10-Q of the Company for the period ended June 30, 2007
10.30	Disney Savings and Investment Plan as Amended and Restated Effective January 1, 2010	Exhibit 10.1 to the Form 10-Q of the Company for the period ended July 3, 2010

	Exhibit	Location
21	Subsidiaries of the Company	Filed herewith
23	Consent of PricewaterhouseCoopers LLP	Filed herewith
31(a)	Rule 13a – 14(a) Certification of Chief Executive Officer of the Company in accordance with Section 302 of the Sarbanes-Oxley Act of 2002	Filed herewith
31(b)	Rule 13a-14(a) Certification of Chief Financial Officer of the Company in accordance with Section 302 of the Sarbanes-Oxley Act of 2002	Filed herewith
32(a)	Section 1350 Certification of Chief Executive Officer of the Company in accordance with Section 906 of the Sarbanes-Oxley Act of 2002*	Furnished herewith
32(b)	Section 1350 Certification of Chief Financial Officer of the Company in accordance with Section 906 of the Sarbanes-Oxley Act of 2002*	Furnished herewith
101	The following materials from the Company's Annual Report on Form 10-K for the year ended October 1, 2011 formatted in Extensible Business Reporting Language (XBRL): (i) the Consolidated Statements of Income, (ii) the Consolidated Balance Sheets, (iii) the Consolidated Statements of Cash Flows, (iv) the Consolidated Statements of Shareholders' Equity and (v) related notes	Filed herewith

* A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE WALT DISNEY COMPANY
(Registrant)

Date: November 23, 2011

By: /s/ ROBERT A. IGER
(Robert A. Iger,
President and Chief Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
Principal Executive Officer		
/s/ ROBERT A. IGER (Robert A. Iger)	President and Chief Executive Officer	November 23, 2011
Principal Financial and Accounting Officers		
/s/ JAMES A. RASULO (James A. Rasulo)	Senior Executive Vice President and Chief Financial Officer	November 23, 2011
/s/ BRENT A. WOODFORD (Brent A. Woodford)	Senior Vice President-Planning and Control	November 23, 2011
Directors		
/s/ SUSAN E. ARNOLD (Susan E. Arnold)	Director	November 23, 2011
/s/ JOHN S. CHEN (John S. Chen)	Director	November 23, 2011
/s/ JUDITH L. ESTRIN (Judith L. Estrin)	Director	November 23, 2011
/s/ ROBERT A. IGER (Robert A. Iger)	Director	November 23, 2011
/s/ FRED H. LANGHAMMER (Fred H. Langhammer)	Director	November 23, 2011
/s/AYLWIN B. LEWIS (Aylwin B. Lewis)	Director	November 23, 2011
/s/MONICA C. LOZANO (Monica C. Lozano)	Director	November 23, 2011
/s/ROBERT W. MATSCHULLAT (Robert W. Matschullat)	Director	November 23, 2011
/s/JOHN E. PEPPER, JR. (John E. Pepper, Jr.)	Chairman of the Board and Director	November 23, 2011
/s/SHERYL SANDBERG (Sheryl Sandberg)	Director	November 23, 2011
/s/ORIN C. SMITH (Orin C. Smith)	Director	November 23, 2011

THE WALT DISNEY COMPANY AND SUBSIDIARIES
INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL DATA

All schedules are omitted for the reason that they are not applicable or the required information is included in the financial statements or notes.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). The Company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements prepared for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in *Internal Control — Integrated Framework,* management concluded that our internal control over financial reporting was effective as of October 1, 2011.

The effectiveness of our internal control over financial reporting as of October 1, 2011 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of The Walt Disney Company

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, shareholders' equity and cash flows present fairly, in all material respects, the financial position of The Walt Disney Company and its subsidiaries (the Company) at October 1, 2011 and October 2, 2010, and the results of their operations and their cash flows for each of the three years in the period ended October 1, 2011 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of October 1, 2011, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note 3 to the consolidated financial statements, the Company changed its method of accounting for pension and other postretirement benefit plans in 2009.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PRICEWATERHOUSECOOPERS LLP

Los Angeles, California
November 23, 2011

CONSOLIDATED STATEMENTS OF INCOME
(in millions, except per share data)

	2011	2010	2009
Revenues	$ 40,893	$ 38,063	$ 36,149
Costs and expenses	(33,112)	(31,337)	(30,452)
Restructuring and impairment charges	(55)	(270)	(492)
Other income	75	140	342
Net interest expense	(343)	(409)	(466)
Equity in the income of investees	585	440	577
Income before income taxes	8,043	6,627	5,658
Income taxes	(2,785)	(2,314)	(2,049)
Net Income	5,258	4,313	3,609
Less: Net Income attributable to noncontrolling interests	(451)	(350)	(302)
Net Income attributable to The Walt Disney Company (Disney)	$ 4,807	$ 3,963	$ 3,307
Earnings per share attributable to Disney:			
Diluted	$ 2.52	$ 2.03	$ 1.76
Basic	$ 2.56	$ 2.07	$ 1.78
Weighted average number of common and common equivalent shares outstanding:			
Diluted	1,909	1,948	1,875
Basic	1,878	1,915	1,856

See Notes to Consolidated Financial Statements

CONSOLIDATED BALANCE SHEETS
(in millions, except per share data)

	October 1, 2011	October 2, 2010
ASSETS		
Current assets		
Cash and cash equivalents	$ 3,185	$ 2,722
Receivables	6,182	5,784
Inventories	1,595	1,442
Television costs	674	678
Deferred income taxes	1,487	1,018
Other current assets	634	581
Total current assets	13,757	12,225
Film and television costs	4,357	4,773
Investments	2,435	2,513
Parks, resorts and other property, at cost		
Attractions, buildings and equipment	35,515	32,875
Accumulated depreciation	(19,572)	(18,373)
	15,943	14,502
Projects in progress	2,625	2,180
Land	1,127	1,124
	19,695	17,806
Intangible assets, net	5,121	5,081
Goodwill	24,145	24,100
Other assets	2,614	2,708
Total assets	$ 72,124	$ 69,206
LIABILITIES AND EQUITY		
Current liabilities		
Accounts payable and other accrued liabilities	$ 6,362	$ 6,109
Current portion of borrowings	3,055	2,350
Unearned royalties and other advances	2,671	2,541
Total current liabilities	12,088	11,000
Borrowings	10,922	10,130
Deferred income taxes	2,866	2,630
Other long-term liabilities	6,795	6,104
Commitments and contingencies (Note 15)		
Equity		
Preferred stock, $.01 par value		
Authorized — 100 million shares, Issued — none	—	—
Common stock, $.01 par value		
Authorized — 4.6 billion shares, Issued — 2.7 billion shares	30,296	28,736
Retained earnings	38,375	34,327
Accumulated other comprehensive loss	(2,630)	(1,881)
	66,041	61,182
Treasury stock, at cost, 937.8 million shares at October 1, 2011 and 803.1 million shares at October 2, 2010	(28,656)	(23,663)
Total Disney Shareholder's equity	37,385	37,519
Noncontrolling interests	2,068	1,823
Total Equity	39,453	39,342
Total liabilities and equity	$ 72,124	$ 69,206

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions)

	2011	2010	2009
OPERATING ACTIVITIES			
Net income	**$ 5,258**	$ 4,313	$ 3,609
Depreciation and amortization	**1,841**	1,713	1,631
Gains on dispositions	**(75)**	(118)	(342)
Deferred income taxes	**127**	133	323
Equity in the income of investees	**(585)**	(440)	(577)
Cash distributions received from equity investees	**608**	473	505
Net change in film and television costs	**332**	238	(43)
Equity-based compensation	**423**	391	361
Impairment charges	**16**	132	279
Other	**188**	9	29
Changes in operating assets and liabilities			
Receivables	**(518)**	(686)	468
Inventories	**(199)**	(127)	(117)
Other assets	**(189)**	42	(565)
Accounts payable and other accrued liabilities	**(367)**	649	(250)
Income taxes	**134**	(144)	8
Cash provided by operations	**6,994**	6,578	5,319
INVESTING ACTIVITIES			
Investments in parks, resorts and other property	**(3,559)**	(2,110)	(1,753)
Proceeds from dispositions	**564**	170	185
Acquisitions	**(184)**	(2,493)	(176)
Other	**(107)**	(90)	(11)
Cash used in investing activities	**(3,286)**	(4,523)	(1,755)
FINANCING ACTIVITIES			
Commercial paper borrowings, net	**393**	1,190	(1,985)
Borrowings	**2,350**	—	1,750
Reduction of borrowings	**(1,096)**	(1,371)	(1,617)
Dividends	**(756)**	(653)	(648)
Repurchases of common stock	**(4,993)**	(2,669)	(138)
Proceeds from exercise of stock options	**1,128**	1,133	119
Other	**(259)**	(293)	(592)
Cash used in financing activities	**(3,233)**	(2,663)	(3,111)
Impact of exchange rates on cash and cash equivalents	**(12)**	(87)	(37)
Increase/(decrease) in cash and cash equivalents	**463**	(695)	416
Cash and cash equivalents, beginning of year	**2,722**	3,417	3,001
Cash and cash equivalents, end of year	**$ 3,185**	$ 2,722	$ 3,417
Supplemental disclosure of cash flow information:			
Interest paid	**$ 377**	$ 393	$ 485
Income taxes paid	**$ 2,341**	$ 2,170	$ 1,609

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(in millions, except per share data)

	Equity Attributable to Disney							
	Shares	Common Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total Disney Equity	Non-controlling Interest	Total Equity
BALANCE AT SEPTEMBER 27, 2008	1,854	$26,546	$28,413	$ (81)	$(22,555)	$32,323	$1,344	$33,667
Net income	—	—	3,307	—	—	3,307	302	3,609
Market value adjustments for investments and hedges	—	—	—	(57)	—	(57)	—	(57)
Foreign currency translation and other	—	—	—	(33)	—	(33)	(13)	(46)
Pension and postretirement medical plan adjustments:								
Reclassification of prior gains to net income	—	—	—	(4)	—	(4)	—	(4)
Net actuarial loss	—	—	—	(1,569)	—	(1,569)	—	(1,569)
Comprehensive income						1,644	289	1,933
Adoption of new pension and postretirement medical plan measurement date and other (net of tax of $37 million)	—	—	(32)	100	—	68	—	68
Equity compensation activity	12	485	—	—	—	485	—	485
Common stock repurchases	(5)	—	—	—	(138)	(138)	—	(138)
Dividends	—	7	(655)	—	—	(648)	—	(648)
Acquisition of Jetix	—	—	—	—	—	—	(86)	(86)
Distributions and other							(253)	(253)
Conversion of HKDL loan to equity	—	—	—	—	—	—	397	397
BALANCE AT OCTOBER 3, 2009	1,861	$ 27,038	$31,033	$ (1,644)	$(22,693)	$33,734	$1,691	$35,425
Net income	—	—	3,963	—	—	3,963	350	4,313
Market value adjustments for investments and hedges	—	—	—	(113)	—	(113)	—	(113)
Foreign currency translation and other	—	—	—	(25)	—	(25)	(12)	(37)
Pension and postretirement medical plan adjustments:								
Reclassification of prior net losses to net income	—	—	—	109	—	109	—	109
Net actuarial loss	—	—	—	(208)	—	(208)	—	(208)
Comprehensive income						3,726	338	4,064
Equity compensation activity	54	1,498	—	—	—	1,498	—	1,498
Acquisition of Marvel	59	188	—	—	1,699	1,887	90	1,977
Common stock repurchases	(80)	—	—	—	(2,669)	(2,669)	—	(2,669)
Dividends	—	9	(662)	—	—	(653)	—	(653)
Distributions and other	—	3	(7)	—	—	(4)	(296)	(300)
BALANCE AT OCTOBER 2, 2010	1,894	$ 28,736	$34,327	$ (1,881)	$(23,663)	$37,519	$1,823	$39,342
Net income	—	—	4,807	—	—	4,807	451	5,258
Market value adjustments for investments and hedges	—	—	—	47	—	47	—	47
Foreign currency translation and other	—	—	—	(37)	—	(37)	10	(27)
Pension and postretirement medical plan adjustments:								
Reclassification of prior net losses to net income	—	—	—	156	—	156	—	156
Net actuarial loss	—	—	—	(915)	—	(915)	—	(915)
Comprehensive income	—	—	—	—	—	4,058	461	4,519
Equity compensation activity	49	1,548	—	—	—	1,548	—	1,548
Common stock repurchases	(135)	—	—	—	(4,993)	(4,993)	—	(4,993)
Dividends	—	10	(766)	—	—	(756)	—	(756)
Distributions and other	—	2	7	—	—	9	(216)	(207)
BALANCE AT OCTOBER 1, 2011	**1,808**	**$ 30,296**	**$38,375**	**$(2,630)**	**$(28,656)**	**$37,385**	**$2,068**	**$39,453**

See Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Tabular dollars in millions, except per share amounts)

1 Description of the Business and Segment Information

The Walt Disney Company, together with the subsidiaries through which businesses are conducted (the Company), is a diversified worldwide entertainment company with operations in the following business segments: Media Networks, Parks and Resorts, Studio Entertainment, Consumer Products and Interactive Media.

DESCRIPTION OF THE BUSINESS

Media Networks

The Company operates through consolidated subsidiaries the ESPN, Disney Channels Worldwide, ABC Family and SOAPnet cable television networks. The Company also operates the ABC Television Network and eight owned television stations, as well as the ESPN Radio Network and Radio Disney Network (the Radio Networks) and 35 owned and operated radio stations. Both the ABC Television Network and Radio Networks have affiliated stations providing coverage to households throughout the United States. The Company also produces original television programming for network, first-run syndication, pay, and international television markets, along with original animated television programming for network, pay, and international syndication markets. The Company has interests in joint ventures that operate programming services and are accounted for under the equity method including AETN/Lifetime. Additionally, the Company operates ABC-, ESPN-, ABC Family- and SOAPnet-branded internet businesses.

Parks and Resorts

The Company owns and operates the Walt Disney World Resort in Florida and the Disneyland Resort in California. The Walt Disney World Resort includes four theme parks (the Magic Kingdom, Epcot, Disney's Hollywood Studios, and Disney's Animal Kingdom), 17 resort hotels, a retail, dining, and entertainment complex, a sports complex, conference centers, campgrounds, water parks, and other recreational facilities. The Disneyland Resort includes two theme parks (Disneyland and Disney California Adventure), three resort hotels, and a retail, dining and entertainment complex. Internationally, the Company manages and has an effective 51% ownership interest in Disneyland Paris, which includes two theme parks (Disneyland Park and Walt Disney Studios Park), seven themed hotels, two convention centers, a shopping, dining and entertainment complex, and a 27-hole golf facility. The Company manages and has a 47% ownership interest in Hong Kong Disneyland Resort, which includes one theme park and two resort hotels. The Company has a majority stake in the management company and 43% ownership of Shanghai Disney Resort, which is currently under construction. The Company also earns royalties on revenues generated by the Tokyo Disneyland Resort, which includes two theme parks and three Disney-branded hotels, and is owned and operated by an unrelated Japanese corporation. The Company also manages and markets vacation club ownership interests through the Disney Vacation Club, operates the Disney Cruise Line, the Adventures by Disney guided group vacations business and the newly opened Aulani, a mixed-use Disney Resort and Spa in Hawaii. The Company's Walt Disney Imagineering unit designs and develops theme park concepts and attractions, as well as resort properties.

Studio Entertainment

The Company produces and acquires live-action and animated motion pictures for worldwide distribution to the theatrical, home entertainment, and television markets. The Company distributes these products through its own distribution and marketing companies in the United States and both directly and through independent companies and joint ventures in foreign markets primarily under the Walt Disney Pictures, Touchstone Pictures, Pixar, Marvel, and Disneynature banners. We also distribute certain motion pictures for DreamWorks under the Touchstone Pictures banner. The Company also produces stage plays, musical recordings and live entertainment events.

Consumer Products

The Company licenses trade names, characters and visual and literary properties to various manufacturers, retailers, show promoters, and publishers throughout the world. The Company also engages in retail and online distribution of products through The Disney Store and DisneyStore.com. The Disney Store is owned and operated in Europe, North America and Japan. The Company publishes entertainment and educational books and magazines and comic books for children and families and operates English language learning centers in China.

Disney Interactive Media Group

The Company creates and delivers branded entertainment and lifestyle content across interactive media platforms. The primary operating businesses are Games which produces and distributes console, online and mobile games, and Online which develops branded online services in the United States and internationally. The Interactive Media Group also manages the Disney-branded mobile phone business in Japan which provides mobile phone service and downloadable content to consumers. Certain properties are also licensed to third-party video game publishers.

SEGMENT INFORMATION

The operating segments reported below are the segments of the Company for which separate financial information is available and for which segment results are evaluated regularly by the Chief Executive Officer in deciding how to allocate resources and in assessing performance.

Segment operating results reflect earnings before corporate and unallocated shared expenses, restructuring and impairment charges, other income (expense), net interest expense, income taxes, and noncontrolling interests. Segment operating income includes equity in the income of investees. Equity investees consist primarily of AETN/Lifetime, which is a cable business included in the Media Networks segment. Corporate and unallocated shared expenses principally consist of corporate functions, executive management, and certain unallocated administrative support functions.

Equity in the income of investees by segment is as follows:

	2011	2010	2009
Media Networks [1]	**$ 584**	$ 438	$ 567
Studio Entertainment	**—**	—	(4)
Consumer Products	**—**	—	2
Interactive Media	**—**	—	2
Corporate	**1**	2	10
	$ 585	$ 440	$ 577

(1) Substantially all of these amounts relate to investments at Cable Networks.

Beginning fiscal 2011, the Company made changes to certain transfer pricing arrangements between its business units. The most significant change was to the allocation of home video revenue and distribution costs between the Media Networks and Studio Entertainment segments for home video titles produced by the Media Networks segment and distributed by the Studio Entertainment segment. These changes will generally result in higher revenues, expenses and operating income at our Media Networks segment with offsetting declines at our Studio Entertainment segment.

The following segment results include allocations of certain costs, including information technology, pension, legal, and other shared services costs, which are allocated based on metrics designed to correlate with consumption. These allocations are agreed-upon amounts between the businesses and may differ from amounts that would be negotiated in arm's length transactions. In addition, all significant intersegment transactions have been eliminated except that Studio Entertainment revenues and operating income include an allocation of Consumer Products and Interactive Media revenues, which is meant to reflect royalties on sales of merchandise based on certain Studio film properties.

	2011	2010	2009
Revenues			
Media Networks	**$ 18,714**	$ 17,162	$ 16,209
Parks and Resorts	**11,797**	10,761	10,667
Studio Entertainment			
Third parties	**6,061**	6,495	6,016
Intersegment	**290**	206	120
	6,351	6,701	6,136
Consumer Products			
Third parties	**3,335**	2,876	2,533
Intersegment	**(286)**	(198)	(108)
	3,049	2,678	2,425
Interactive Media			
Third parties	**986**	769	724
Intersegment	**(4)**	(8)	(12)
	982	761	712
Total consolidated revenues	**$ 40,893**	$ 38,063	$ 36,149
Segment operating income (loss)			
Media Networks	**$ 6,146**	$ 5,132	$ 4,765
Parks and Resorts	**1,553**	1,318	1,418
Studio Entertainment	**618**	693	175
Consumer Products	**816**	677	609
Interactive Media	**(308)**	(234)	(295)
Total segment operating income	**$ 8,825**	$ 7,586	$ 6,672
Reconciliation of segment operating income to income before income taxes			
Segment operating income	**$ 8,825**	$ 7,586	$ 6,672
Corporate and unallocated shared expenses	**(459)**	(420)	(398)
Restructuring and impairment charges	**(55)**	(270)	(492)
Other income	**75**	140	342
Net interest expense	**(343)**	(409)	(466)
Income before income taxes	**$ 8,043**	$ 6,627	$ 5,658
Capital expenditures			
Media Networks			
Cable Networks	**$ 179**	$ 132	$ 151
Broadcasting	**128**	92	143
Parks and Resorts			
Domestic	**2,294**	1,295	1,039
International	**429**	238	143
Studio Entertainment	**118**	102	135
Consumer Products	**115**	97	46
Interactive Media	**21**	17	21
Corporate	**275**	137	75
Total capital expenditures	**$ 3,559**	$ 2,110	$ 1,753

	2011	2010	2009
Depreciation expense			
Media Networks	$ 229	$ 213	$ 197
Parks and Resorts			
Domestic	842	807	822
International	323	332	326
Studio Entertainment	53	56	50
Consumer Products	48	33	29
Interactive Media	16	19	28
Corporate	148	142	128
Total depreciation expense	$ 1,659	$ 1,602	$ 1,580
Amortization of intangible assets			
Media Networks	$ 8	$ 9	$ 9
Parks and Resorts	—	—	—
Studio Entertainment	79	33	10
Consumer Products	57	45	10
Interactive Media	38	24	22
Corporate	—	—	—
Total amortization of intangible assets	$ 182	$ 111	$ 51
Identifiable assets (1) (2)			
Media Networks	$ 27,244	$ 27,112	
Parks and Resorts	19,530	17,529	
Studio Entertainment	12,221	12,742	
Consumer Products	4,992	4,786	
Interactive Media	1,801	1,756	
Corporate (3)	6,336	5,281	
Total consolidated assets	$ 72,124	$ 69,206	
Supplemental revenue data			
Media Networks			
Advertising (4)	$ 7,668	$ 7,099	$ 6,624
Affiliate Fees	8,790	8,082	7,407
Parks and Resorts			
Merchandise, food and beverage	3,738	3,457	3,445
Admissions	3,870	3,504	3,403
Revenues			
United States and Canada	$ 30,848	$ 28,279	$ 27,508
Europe	6,455	6,550	6,012
Asia Pacific	2,517	2,320	1,860
Latin America and Other	1,073	914	769
	$ 40,893	$ 38,063	$ 36,149
Segment operating income			
United States and Canada	$ 6,388	$ 5,474	$ 4,923
Europe	1,517	1,275	1,158
Asia Pacific	627	620	430
Latin America and Other	293	217	161
	$ 8,825	$ 7,586	$ 6,672

	2011	2010
Long-lived assets (5)		
United States and Canada	**$ 47,124**	$ 47,766
Europe	**6,458**	5,090
Asia Pacific	**2,037**	1,828
Latin America and Other	**267**	237
	$ 55,886	$ 54,921

(1) Identifiable assets include amounts associated with equity method investments. Equity method investments by segment are as follows:

	2011	2010
Media Networks	**$ 2,044**	$ 2,103
Studio Entertainment	**2**	2
Interactive Media	**4**	10
Consumer Products	**1**	—
Corporate	**1**	8
	$ 2,052	$ 2,123

(2) Goodwill and intangible assets by segment are as follows:

	2011	2010
Media Networks	**$ 17,421**	$ 17,442
Parks and Resorts	**172**	171
Studio Entertainment	**6,498**	6,416
Consumer Products	**3,715**	3,699
Interactive Media	**1,330**	1,323
Corporate	**130**	130
	$ 29,266	$ 29,181

(3) Primarily fixed assets, deferred tax assets, cash and cash equivalents.

(4) Advertising revenue includes amounts reported in Interactive Media.

(5) Long-lived assets include total assets less current assets, long-term receivables, deferred taxes, financial investments and derivatives recorded in other non-current assets.

2 Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements of the Company include the accounts of The Walt Disney Company and its majority-owned and controlled subsidiaries. Intercompany accounts and transactions have been eliminated in consolidation. In December 1999, DVD Financing, Inc. (DFI), a subsidiary of Disney Vacation Development, Inc. and an indirect subsidiary of the Company, completed a receivables sale transaction that established a facility that permitted DFI to sell receivables arising from the sale of vacation club memberships on a periodic basis. In connection with this facility, DFI prepares separate financial statements, although its separate assets and liabilities are also consolidated in these financial statements. DFI's ability to sell new receivables under this facility ended on December 4, 2008. (See Note 16 for further discussion of this facility)

The Company enters into relationships or investments with other entities, and in certain instances, the entity in which the Company has a relationship or investment may qualify as a variable interest entity ("VIE"). A VIE is consolidated in the financial statements if the Company has the power to direct activities that most significantly impact the economic performance of the VIE and has the obligation to absorb losses or the right to receive benefits from the VIE that could potentially be significant to the VIE. Disneyland Paris, Hong Kong Disneyland Resort and Shanghai Disney Resort are VIEs, and given the nature of the Company's relationships with these entities, which include management agreements, the Company has consolidated Disneyland Paris, Hong Kong Disneyland Resort and Shanghai Disney Resort in its financial statements.

Reporting Period

The Company's fiscal year ends on the Saturday closest to September 30 and consists of fifty-two weeks with the exception that approximately every six years, we have a fifty-three week year. When a fifty-three week year occurs, the Company reports the additional week in the fourth quarter. Fiscal 2009 was a fifty-three week year beginning on September 28, 2008 and ending on October 3, 2009.

Reclassifications

Certain reclassifications have been made in the fiscal 2010 and fiscal 2009 financial statements and notes to conform to the fiscal 2011 presentation.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results may differ from those estimates.

Revenue Recognition

Broadcast advertising revenues are recognized when commercials are aired. Revenues from television subscription services related to the Company's primary cable programming services are recognized as services are provided. Certain of the Company's contracts with cable and satellite operators include annual live programming commitments. In these cases, recognition of revenues subject to the commitments is deferred until the annual commitments are satisfied, which generally results in higher revenue recognition in the second half of the year.

Revenues from advance theme park ticket sales are recognized when the tickets are used. For non-expiring, multi-day tickets, revenues are recognized over a four-year time period based on estimated usage, which is derived from historical usage patterns.

Revenues from the theatrical distribution of motion pictures are recognized when motion pictures are exhibited. Revenues from DVD and video game sales, net of anticipated returns and customer incentives, are recognized on the date that video units are made available for sale by retailers. Revenues from the licensing of feature films and television programming are recorded when the content is available for telecast by the licensee and when certain other conditions are met.

Merchandise licensing advances and guarantee royalty payments are recognized based on the contractual royalty rate when the licensed product is sold by the licensee. Non-refundable advances and minimum guarantee royalty payments in excess of royalties earned are generally recognized as revenue at the end of the contract term.

Revenues from our internet and mobile operations are recognized as services are rendered. Advertising revenues at our internet operations are recognized when advertisements are viewed online.

Taxes collected from customers and remitted to governmental authorities are presented in the Consolidated Statements of Income on a net basis.

Allowance for Doubtful Accounts

The Company maintains an allowance for doubtful accounts to reserve for potentially uncollectible receivables. The allowance for doubtful accounts is estimated based on our analysis of trends in overall receivables aging, specific identification of certain receivables that are at risk of not being paid, past collection experience and current economic trends. In times of domestic or global economic turmoil, the Company's estimates and judgments with respect to the collectability of its receivables are subject to greater uncertainty than in more stable periods.

Advertising Expense

Advertising costs are expensed as incurred. Advertising expense for fiscal 2011, 2010, and 2009 was $2.8 billion, $2.6 billion, and $2.7 billion, respectively.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand and marketable securities with original maturities of three months or less.

Investments

Debt securities that the Company has the positive intent and ability to hold to maturity are classified as "held-to-maturity" and reported at amortized cost. Debt securities not classified as held-to-maturity and marketable equity securities are classified as either "trading" or "available-for-sale". Trading and available-for-sale securities are recorded at fair value with unrealized gains and losses included in earnings or accumulated other comprehensive income/(loss), respectively. All other equity securities are accounted for using either the cost method or the equity method.

The Company regularly reviews its investments to determine whether a decline in fair value below the cost basis is other than temporary. If the decline in fair value is determined to be other than temporary, the cost basis of the investment is written down to fair value.

Translation Policy

The U.S. dollar is the functional currency for the majority of our international operations. The local currency is the functional currency for Disneyland Paris, Hong Kong Disneyland Resort, Shanghai Disney Resort and international locations of The Disney Stores.

For U.S. dollar functional currency locations, foreign currency assets and liabilities are remeasured into U.S. dollars at end-of-period exchange rates, except for nonmonetary balance sheet accounts, which are remeasured at historical exchange rates. Revenue and expenses are remeasured at average exchange rates in effect during each period, except for those expenses related to the non-monetary balance sheet amounts, which are remeasured at historical exchange rates. Gains or losses from foreign currency remeasurement are included in income.

For local currency functional locations, assets and liabilities are translated at end-of-period rates while revenues and expenses are translated at average rates in effect during the period. Equity is translated at historical rates and the resulting cumulative translation adjustments are included as a component of accumulated other comprehensive income/(loss).

Inventories

Inventory primarily includes vacation timeshare units, merchandise, materials, and supplies. Carrying amounts of vacation ownership units are recorded at the lower of cost or net realizable value. Carrying amounts of merchandise, materials, and supplies inventories are generally determined on a moving average cost basis and are recorded at the lower of cost or market.

Film and Television Costs

Film and television costs include capitalizable production costs, production overhead, interest, development costs, and acquired production costs and are stated at the lower of cost, less accumulated amortization, or fair value. Acquired programming costs for the Company's television and cable networks are stated at the lower of cost, less accumulated amortization, or net realizable value. Acquired television broadcast program licenses and rights are recorded when the license period begins and the program is available for use. Marketing, distribution, and general and administrative costs are expensed as incurred.

Film and television production, participation and residual costs are expensed over the applicable product life cycle based upon the ratio of the current period's revenues to estimated remaining total revenues (Ultimate Revenues) for each production. For film productions, Ultimate Revenues include revenues from all sources that will be earned within ten years from the date of the initial theatrical release. For television series, Ultimate Revenues include revenues that will be earned within ten years from delivery of the first episode, or if still in production, five years from delivery of the most recent episode, if later. For acquired film libraries, remaining revenues include amounts to be earned for up to twenty years from the date of acquisition. Costs of film and television productions are subject to regular recoverability assessments which compare the estimated fair values with the unamortized costs. The amount by which the unamortized costs of film and television productions exceed their estimated fair values is written off. Film development costs for projects that have been abandoned or have not been set for production within three years are generally written off.

The costs of television broadcast rights for acquired movies, series and other programs are expensed based on the number of times the program is expected to be aired or on a straight-line basis over the useful life, as appropriate. Rights costs for multi-year sports programming arrangements are amortized during the applicable seasons based on the estimated relative value of each year in the arrangement. The estimated values of each year are based on our projections of revenues over the contract period which include advertising revenue and an allocation of affiliate revenue. If the annual contractual payments related to each season approximate each season's relative value, we expense the related contractual payments during the applicable season. Individual programs are written off when there are no plans to air or sublicense the program.

The net realizable values of network television broadcast program licenses and rights are reviewed using a daypart methodology. A daypart is defined as an aggregation of programs broadcast during a particular time of day or programs of a similar type. The Company's dayparts are: daytime, late night, primetime, news, children, and sports (includes network and cable). The net realizable values of other cable programming assets are reviewed on an aggregated basis for each cable channel.

Internal-Use Software Costs

The Company expenses costs incurred in the preliminary project stage of developing or acquiring internal use software, such as research and feasibility studies, as well as costs incurred in the post-implementation/operational stage, such as maintenance and training. Capitalization of software development costs occurs only after the preliminary-project stage is complete, management authorizes the project, and it is probable that the project will be completed and the software will be used for the function intended. As of October 1, 2011 and October 2, 2010, capitalized software costs, net of accumulated depreciation, totaled $486 million and $476 million, respectively. The capitalized costs are amortized on a straight-line basis over the estimated useful life of the software, ranging from 3-10 years.

Software Product Development Costs

Software product development costs incurred prior to reaching technological feasibility are expensed. We have determined that technological feasibility of our video game software is generally not established until substantially all product development is complete.

Parks, Resorts and Other Property

Parks, resorts, and other property are carried at historical cost. Depreciation is computed on the straight-line method over estimated useful lives as follows:

Attractions	25 – 40 years
Buildings and improvements	20 – 40 years
Leasehold improvements	Life of lease or asset life if less
Land improvements	20 – 40 years
Furniture, fixtures and equipment	3 – 25 years

Goodwill, Other Intangible Assets and Long-Lived Assets

The Company is required to test goodwill and other indefinite-lived intangible assets for impairment on an annual basis and if current events or circumstances require, on an interim basis. Goodwill is allocated to various reporting units, which are generally an operating segment or one level below the operating segment. The Company compares the fair value of each reporting unit to its carrying amount to determine if there is potential goodwill impairment. If the fair value of a reporting unit is less than its carrying value, an impairment loss is recorded to the extent that the fair value of the goodwill within the reporting unit is less than the carrying value of the goodwill.

To determine the fair value of our reporting units, we generally use a present value technique (discounted cash flow) corroborated by market multiples when available and as appropriate. We apply what we believe to be the most appropriate valuation methodology for each of our reporting units. We include in the projected cash flows an estimate of the revenue we believe the reporting unit would receive if the intellectual property developed by the reporting unit that is being used by other reporting units was licensed to an unrelated third party at its fair market value. These amounts are not necessarily the same as those included in segment operating results.

In times of adverse economic conditions in the global economy, the Company's long-term cash flow projections are subject to a greater degree of uncertainty than usual. If we had established different reporting units or utilized different valuation methodologies or assumptions, the impairment test results could differ, and we could be required to record impairment charges.

The Company is required to compare the fair values of other indefinite-lived intangible assets to their carrying amounts. If the carrying amount of an indefinite-lived intangible asset exceeds its fair value, an impairment loss is recognized. Fair values of other indefinite-lived intangible assets are determined based on discounted cash flows or appraised values, as appropriate.

The Company tests long-lived assets, including amortizable intangible assets, for impairment whenever events or changes in circumstances (triggering events) indicate that the carrying amount may not be recoverable. Once a triggering event has occurred, the impairment test employed is based on whether the intent is to hold the asset for continued use or to hold the asset for sale. The impairment test for assets held for use requires a comparison of cash flows expected to be generated over the useful life of an asset group against the carrying value of the asset group. An asset group is established by identifying the lowest level of cash flows generated by a group of assets that are largely independent of the cash flows of other assets and could include assets used across multiple businesses or segments. If the carrying value of the asset group exceeds the estimated undiscounted future cash flows, an impairment would be measured as the difference between the fair value of the group's long-lived assets and the carrying value of the group's long-lived assets. The impairment is allocated to the long-lived assets of the group on a pro rata basis using the relative carrying amount, but only to the extent the carrying value of each asset is above its fair value. For assets held for sale, to the extent the carrying value is greater than the asset's fair value less costs to sell, an impairment loss is recognized for the difference.

During fiscal years 2011 and 2010, the Company tested its goodwill and other intangible assets for impairment, and the impairment charges recorded were not material. During fiscal year 2009, the Company recorded an impairment charge of $142 million related to FCC radio licenses and a goodwill impairment charge totaling $29 million. The FCC radio license impairment charges reflected overall market declines in certain radio markets in which we operate. The FCC radio license and goodwill impairment charges, which were determined based on a discounted cash flow model, were recorded in "Restructuring and impairment charges" in the Consolidated Statements of Income.

Amortizable intangible assets are generally amortized on a straight-line basis over periods up to 40 years. The costs to periodically renew our intangible assets are expensed as incurred. The Company has determined that there are currently no legal, competitive, economic or other factors that materially limit the useful life of our FCC licenses and trademarks.

The Company expects its aggregate annual amortization expense for existing amortizable intangible assets for fiscal years 2012 through 2016 to be as follows:

2012	$ 176
2013	156
2014	119
2015	110
2016	106

Risk Management Contracts

In the normal course of business, the Company employs a variety of financial instruments to manage its exposure to fluctuations in interest rates, foreign currency exchange rates, and investments in equity and debt securities, including interest rate and cross-currency swap agreements, and forward and option contracts.

The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objectives and strategies for undertaking various hedge transactions. There are two types of derivatives into which the Company enters: hedges of fair value exposure and hedges of cash flow exposure. Hedges of fair value exposure are entered into in order to hedge the fair value of a recognized asset, liability, or a firm commitment. Hedges of cash flow exposure are entered into in order to hedge a forecasted transaction (e.g. forecasted revenue) or the variability of cash flows to be paid or received, related to a recognized liability or asset (e.g. floating rate debt).

The Company designates and assigns the financial instruments as hedges of forecasted transactions, specific assets or specific liabilities. When hedged assets or liabilities are sold or extinguished or the forecasted transactions being hedged are no longer expected to occur, the Company recognizes the gain or loss on the designated hedging instruments.

Option premiums and unrealized gains on forward contracts and the accrued differential for interest rate and cross-currency swaps to be received under the agreements are recorded on the balance sheet as other assets. Unrealized losses on forward contracts and the accrued differential for interest rate and cross-currency swaps to be paid under the agreements are included in liabilities. Realized gains and losses from hedges are classified in the income statement consistent with the accounting treatment of the items being hedged. The Company accrues the differential for interest rate and cross-currency swaps to be paid or received under the agreements as interest rates and exchange rates change as adjustments to interest expense over the lives of the swaps. Gains and losses on the termination of effective swap agreements, prior to their original maturity, are deferred and amortized to interest expense over the remaining term of the underlying hedged transactions.

The Company enters into risk management contracts that are not designated as hedges and do not qualify for hedge accounting. These contracts are intended to offset certain economic exposures of the Company and are carried at market value with any changes in value recorded in earnings. Cash flows from hedging activities are classified in the Consolidated Statements of Cash Flows under the same category as the cash flows from the related assets, liabilities or forecasted transactions (see Notes 9 and 17).

Income Taxes

The Company accounts for current and deferred income taxes. Deferred income tax assets and liabilities are recorded with respect to temporary differences in the accounting treatment of items for financial reporting purposes and for income tax purposes. Where, based on the weight of all available evidence, it is more likely than not that some amount of recorded deferred tax assets will not be realized, a valuation allowance is established for the amount that, in management's judgment, is sufficient to reduce the deferred tax asset to an amount that is more likely than not to be realized.

A tax position must meet a minimum probability threshold before a financial statement benefit is recognized. The minimum threshold is defined as a tax position that is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement.

Earnings Per Share

The Company presents both basic and diluted earnings per share (EPS) amounts. Basic EPS is calculated by dividing net income attributable to Disney by the weighted average number of common shares outstanding during the year. Diluted EPS is based upon the weighted average number of common and common equivalent shares outstanding during the year, which is calculated using the treasury-stock method for equity-based awards (Awards). Common equivalent shares are excluded from the computation in periods for which they have an anti-dilutive effect. Stock options for which the exercise price exceeds the average market price over the period are anti-dilutive and, accordingly, are excluded from the calculation.

A reconciliation of the weighted average number of common and common equivalent shares outstanding and the number of Awards excluded from the diluted earnings per share calculation, as they were anti-dilutive, are as follows:

	2011	2010	2009
Weighted average number of common shares outstanding (basic)	**1,878**	1,915	1,856
Weighted average dilutive impact of Awards	**31**	33	19
Weighted average number of common and common equivalent shares outstanding (diluted)	**1,909**	1,948	1,875
Awards excluded from diluted earnings per share	**8**	37	145

3 New Accounting Pronouncements

Revenue Arrangements with Multiple Deliverables

In October 2009, the Financial Accounting Standards Board (FASB) issued guidance on revenue arrangements with multiple deliverables effective for the Company's 2011 fiscal year. The guidance revises the criteria for separating, measuring, and allocating arrangement consideration to each deliverable in a multiple element arrangement. The guidance requires companies to allocate revenue using the relative selling price of each deliverable, which must be estimated if the company does not have a history of selling the deliverable on a stand-alone basis or third-party evidence of selling price. The Company adopted the provisions of this guidance at the beginning of fiscal year 2011, and the adoption did not have a material impact on the Company's financial statements.

Transfers and Servicing of Financial Assets

In June 2009, the FASB issued guidance on transfers and servicing of financial assets to eliminate the concept of a qualifying special-purpose entity, change the requirements for off balance sheet accounting for financial assets including limiting the circumstances where off balance sheet treatment for a portion of a financial asset is allowable, and require additional disclosures. The Company adopted the provisions of this guidance at the beginning of fiscal year 2011, and the adoption did not have a material impact on the Company's financial statements.

Variable Interest Entities

In June 2009, the FASB issued guidance to revise the approach to determine when a variable interest entity (VIE) should be consolidated. The new consolidation model for VIEs considers whether an entity has the power to direct the activities that most significantly impact a VIE's economic performance and shares in the significant risks and rewards of the VIE. The guidance on VIEs requires companies to continually reassess VIEs to determine if consolidation is appropriate and provide additional disclosures. The Company adopted the provisions of this guidance at the beginning of fiscal year 2011, and the adoption did not have a material impact on the Company's financial statements.

Employee Compensation – Retirement Benefits

In September 2006, the FASB issued guidance that requires recognition of the overfunded or underfunded status of defined benefit pension and other postretirement plans as an asset or liability in the statement of financial position and changes in that funded status to be recognized in comprehensive income in the year in which the changes occur. The guidance on retirement benefits also requires measurement of the funded status of a plan as of the end of the fiscal year. The Company adopted the recognition provision in fiscal year 2007 which resulted in a $261 million charge to accumulated other comprehensive income.

The Company adopted the measurement date provision by remeasuring plan assets and benefit obligations at the beginning of fiscal 2009. Adoption of the measurement date provisions resulted in a reduction of $35 million to retained earnings and a $100 million benefit to accumulated other comprehensive income.

Key assumptions used for the measurement of pension and postretirement medical plans at the beginning of fiscal 2009 were 7.80% for the discount rate, 7.50% for the rate of return on plan assets, and 5.00% for salary increases. Based on this measurement of plan assets and benefit obligations, pension and postretirement medical costs for fiscal 2009 were $214 million.

4 Acquisitions

UTH Russia Limited

On November 18, 2011, the Company acquired a 49% ownership interest in the Seven TV network from UTH Russia Limited (UTH) for $300 million. The Seven TV network will be converted to an ad-supported, free-to-air Disney Channel in Russia.

UTV

On May 9, 2008, the Company acquired a 24% interest (bringing its undiluted interest to 37%) in UTV Software Communications Limited (UTV), a media company headquartered and publicly traded in India, for approximately $197 million. In accordance with Indian securities regulations, the Company was required to make an open tender offer to purchase up to an additional 23% of UTV's publicly traded voting shares for a price equivalent to the May 9th, 2008 Indian rupee purchase price. In November 2008, the Company completed the open offer and acquired an incremental 23% of UTV's voting shares for approximately $138 million bringing its undiluted interest to 60%. UTV's founder has a four-year option which expires in November 2012 to buy all or a portion of the shares acquired by the Company during the open-offer period at a price no less than the Company's open-offer price. The Company does not have the right to vote the shares subject to the option until the expiration of the option and accordingly the Company's ownership interest in voting shares was 48%. In January 2010, UTV issued additional shares in exchange for the outstanding noncontrolling interest of one of its subsidiaries diluting the Company's direct interest in UTV to 50% (39% voting interest).

In fiscal 2009, the Company wrote down its investment in UTV to fair value and recorded non-cash impairment charges totaling $65 million. The fair value of the Company's investment in UTV was estimated based on the Company's internal valuation of the UTV business using an income approach (discounted cash flow model). The Company believes the principal market for its long-term strategic investment in UTV would be a privately negotiated transaction with another strategic investor and that the participants in this market would value this investment using the income approach. Accordingly, the income approach provided the most appropriate indicator of fair value of the Company's investment in UTV rather than the price of individual shares traded on Indian stock exchanges.

On July 25, 2011, the UTV board of directors approved a proposal submitted by the Company to acquire the publicly held shares of UTV through a delisting offer process. Subsequently, the UTV shareholders approved the delisting of UTV's equity shares from the Indian stock exchanges. The delisting process is governed by Indian law and will, if completed, involve an offer by the Company to acquire shares publicly traded on the Indian stock exchanges at a price determined through the offer process. The final offer price is subject to the Company's acceptance and is currently limited in the Company's proposal to 1,000 Indian rupees per share. The Company's proposal also contemplates the purchase of all shares held by the founder of UTV, which constitute 20% of UTV, at the final offer price. The founder's shares and the publicly held shares constitute all the UTV shares that the Company does not currently own. The transaction is subject to, among other things, Indian regulatory approval and the Company's acceptance of the price per share that results from the delisting offer process. If completed, the Company's interest in UTV would increase to at least 90% and result in a delisting of UTV's shares.

Playdom

On August 27, 2010, the Company acquired Playdom, Inc. (Playdom), a company that develops online social games. This acquisition is designed to strengthen the Company's digital gaming portfolio and provide access to a new customer base. Total consideration was approximately $563 million, subject to certain conditions and adjustments, of which approximately $108 million is subject to vesting conditions and recognized as post-close compensation expense. Additional consideration of up to $200 million may be paid if Playdom achieves predefined revenues and earnings targets for calendar year 2012. The Company has recognized the fair value (determined by a probability weighting of the potential payouts) of the additional consideration as a liability and subsequent changes in the estimate of fair value up to the ultimate amount to be paid, will be recognized in earnings.

The Disney Store Japan

On March 31, 2010, the Company acquired all of the outstanding shares of Retail Networks Company Limited (The Disney Store Japan) in exchange for a $17 million note. At the time of the acquisition, The Disney Store Japan had a cash balance of $13 million. In connection with the acquisition, the Company recognized a $22 million non-cash gain from the deemed termination of the existing licensing arrangement. The gain is reported in "Other income" in the fiscal 2010 Consolidated Statement of Income.

Marvel

On December 31, 2009, the Company completed a cash and stock acquisition for the outstanding capital stock of Marvel Entertainment, Inc. (Marvel), a character-based entertainment company. This acquisition is consistent with the Company's strategic value creation through utilization of intellectual properties across Disney's multiple platforms and territories.

The acquisition purchase price totaled $4.2 billion. In accordance with the terms of the acquisition, Marvel shareholders received $30 per share in cash and 0.7452 Disney shares for each Marvel share they owned. In total, the Company paid $2.4 billion in cash and distributed shares valued at $1.9 billion (approximately 59 million shares of Disney common stock at a price of $32.25).

The Company is required to allocate the purchase price to tangible and identifiable intangible assets acquired and liabilities assumed based on their fair values. The excess of the purchase price over those fair values is recorded as goodwill.

The following table summarizes our allocation of the purchase price:

	Estimated Fair Value
Cash and cash equivalents	$ 105
Accounts receivable and other assets	137
Film costs	304
Intangible assets	2,870
Goodwill	2,269
Total assets acquired	5,685
Accounts payable and other liabilities	(320)
Deferred income taxes	(1,033)
Noncontrolling interests	(90)
	$ 4,242

Intangible assets primarily consist of character-based intellectual property with an estimated useful life of approximately 40 years.

The goodwill reflects the value to Disney from leveraging Marvel intellectual property across our distribution channels, taking advantage of Disney's established global reach. The goodwill recorded as part of this acquisition is not amortizable for tax purposes.

AETN / Lifetime

On September 15, 2009, the Company and the Hearst Corporation (Hearst) both contributed their 50% interests in Lifetime Entertainment Services LLC (Lifetime) to A&E Television Networks, LLC (AETN) in exchange for an increased interest in AETN. Prior to this transaction, the Company and Hearst each held 37.5% of AETN while NBC Universal (NBCU) held 25%. The Company accounted for the transaction as a sale of a portion of its interest in Lifetime which resulted in a $228 million non-cash pre-tax gain ($142 million after-tax) reflecting the difference between the Company's carrying amount of the Lifetime interest sold and the fair value of the incremental AETN interest received. Following the transaction the Company's ownership interest in the combined AETN/Lifetime is approximately 42%. Under the terms of the agreement, NBCU may elect or be required to exit the combined AETN/Lifetime over a period of up to 15 years, in which event the Company and Hearst would each own 50%. The Company accounts for its interest in the combined AETN/Lifetime as an equity method investment consistent with how it previously accounted for AETN and Lifetime.

Jetix Europe

In December 2008, the Company acquired an additional 26% interest in Jetix Europe N.V., a publicly traded pan-European kids' entertainment company, for approximately $354 million (bringing our total ownership interest to over 99%). The Company intends to acquire the remaining outstanding shares through market purchases and other means. The Company re-branded the Jetix channels to either Disney Channel or Disney XD.

Goodwill

The changes in the carrying amount of goodwill for the years ended October 1, 2011 and October 2, 2010 are as follows:

	Media Networks	Parks and Resorts	Studio Entertainment	Consumer Products	Interactive Media	Total
Balance at October 3, 2009	$ 15,744	$ 172	$ 4,737	$ 422	$ 608	$ 21,683
Acquisitions	—	—	781	1,394	511	2,686
Dispositions	(3)	—	—	(9)	—	(12)
Other, net [1]	(4)	(1)	(250)	(2)	—	(257)
Balance at October 2, 2010	$ 15,737	$ 171	$ 5,268	$ 1,805	$ 1,119	$ 24,100
Acquisitions	9	—	—	—	10	19
Dispositions	(17)	—	—	—	—	(17)
Other, net	(1)	1	16	(8)	35	43
Balance at October 1, 2011	**$ 15,728**	**$ 172**	**$ 5,284**	**$ 1,797**	**$ 1,164**	**$ 24,145**

(1) The amount for Studio Entertainment includes a reclassification of $232 million for Miramax goodwill to "Other Assets" in the fiscal 2010 Consolidated Balance Sheet. See Note 5.

The carrying amount of goodwill at October 1, 2011, October 2, 2010 and October 3, 2009 includes accumulated impairments of $29 million at Interactive Media.

5 Dispositions and Other Income (Expense)

Miramax

On December 3, 2010, the Company sold Miramax Film NY, LLC (Miramax) for $663 million. Net proceeds which reflect closing adjustments, the settlement of related claims and obligations and Miramax's cash balance at closing were $532 million, resulting in a pre-tax gain of $64 million, which is reported in "Other income" in the fiscal 2011 Consolidated Statement of Income. The book value of Miramax included $217 million of allocated goodwill that is not deductible for tax purposes. Accordingly, tax expense recorded in connection with the transaction was approximately $103 million resulting in an after tax loss of $39 million.

Other Dispositions

The following dispositions occurred during fiscal 2011, 2010 and 2009:

- On November 1, 2010, the Company sold its interest in Bass LLC for $5 million, resulting in a pre-tax gain of $11 million
- On May 12, 2010, the Company sold the rights and assets related to the Power Rangers property for $65 million, resulting in a pre-tax gain of $43 million
- On January 27, 2010, the Company sold its investment in a pay television service in Europe for $78 million, resulting in a pre-tax gain of $48 million
- On November 25, 2009, the Company sold its investment in a television service in Europe for $37 million, resulting in a pre-tax gain of $27 million
- On December 22, 2008, the Company sold its investment in two pay television services in Latin America, for approximately $185 million, resulting in a pre-tax gain of $114 million

These gains are reported in "Other income (expense)" in the Consolidated Statements of Income.

Other income

Other income is as follows:

	2011	2010	2009
Gain on sale of Miramax	$ 64	$ —	$ —
Gain on sale of Bass	11	—	—
Gain on sales of investments in television services in Europe	—	75	—
Gain on sale of Power Rangers property	—	43	—
Gain related to the acquisition of The Disney Store Japan	—	22	
Gain on Lifetime/AETN transaction	—	—	228
Gain on sale of investment in two pay television services in Latin America	—	—	114
Other income	$ 75	$ 140	$ 342

6 Investments

Investments consist of the following:

	October 1, 2011	October 2, 2010
Investments, equity basis [(1)]	$ 2,052	$ 2,123
Investments, other	346	354
Investment in aircraft leveraged leases	37	36
	$ 2,435	$ 2,513

(1) Equity investments consist of investments in companies over which the Company has significant influence but not the majority of the equity or risks and rewards.

Investments, Equity Basis

A summary of combined financial information for equity investments, which primarily includes cable investments such as AETN/Lifetime, is as follows:

	2011	2010	2009
Results of Operations:			
Revenues	$ 5,529	$ 5,148	$ 4,656
Net Income	$ 1,417	$ 1,166	$ 1,346

	October 1, 2011	October 2, 2010	October 3, 2009
Balance Sheet			
Current assets	$ 3,123	$ 3,055	$ 2,928
Non-current assets	5,430	5,643	5,561
	$ 8,553	$ 8,698	$ 8,489
Current liabilities	$ 1,488	$ 1,504	$ 1,369
Non-current liabilities	1,013	1,039	1,002
Shareholders' equity	6,052	6,155	6,118
	$ 8,553	$ 8,698	$ 8,489

Investments, Other

As of October 1, 2011 and October 2, 2010, the Company held $183 million and $79 million, respectively, of securities classified as available-for-sale and $163 million and $275 million, respectively, of non-publicly traded cost-method investments.

In fiscal 2011, 2010, and 2009 the Company had no significant gains or losses on available-for-sale securities.

In fiscal 2011, 2010 and 2009, the Company recorded non-cash charges of $24 million, $26 million and $86 million, respectively, to reflect other-than-temporary losses in value of certain investments. The charge in 2009 was primarily related to our investment in UTV.

7 International Theme Park Investments

The Company has a 51% effective ownership interest in the operations of Disneyland Paris, a 47% ownership interest in the operations of Hong Kong Disneyland Resort and a 43% ownership interest in the operations of Shanghai Disney Resort, all of which are VIEs and are consolidated in the Company's financial statements. See Note 2 for the Company's policy on consolidating VIEs.

The following tables present summarized balance sheet information for the Company as of October 1, 2011 and October 2, 2010, reflecting the impact of consolidating the balance sheets of Disneyland Paris, Hong Kong Disneyland Resort, and Shanghai Disney Resort.

	As of October 1, 2011		
	Before International Theme Parks Consolidation	International Theme Parks and Adjustments	Total
Cash and cash equivalents	$ 2,407	$ 778	$ 3,185
Other current assets	10,323	249	10,572
Total current assets	12,730	1,027	13,757
Investments	3,791	(1,356)	2,435
Fixed assets	15,386	4,309	19,695
Other assets	36,137	100	36,237
Total assets	$ 68,044	$ 4,080	$ 72,124
Current portion of borrowings	$ 2,866	$ 189	$ 3,055
Other current liabilities	8,459	574	9,033
Total current liabilities	11,325	763	12,088
Borrowings	8,800	2,122	10,922
Deferred income taxes and other long-term liabilities	9,507	154	9,661
Equity	38,412	1,041	39,453
Total liabilities and equity	$ 68,044	$ 4,080	$ 72,124

	As of October 2, 2010		
	Before International Theme Parks Consolidation	International Theme Parks and Adjustments	Total
Cash and cash equivalents	$ 2,065	$ 657	$ 2,722
Other current assets	9,264	239	9,503
Total current assets	11,329	896	12,225
Investments	3,581	(1,068)	2,513
Fixed assets	13,610	4,196	17,806
Other assets	36,564	98	36,662
Total assets	$ 65,084	$ 4,122	$ 69,206
Current portion of borrowings	$ 2,182	$ 168	$ 2,350
Other current liabilities	8,069	581	8,650
Total current liabilities	10,251	749	11,000
Borrowings	7,712	2,418	10,130
Deferred income taxes and other long-term liabilities	8,582	152	8,734
Equity	38,539	803	39,342
Total liabilities and equity	$ 65,084	$ 4,122	$ 69,206

The following table presents summarized income statement information of the Company for the year ended October 1, 2011, reflecting the impact of consolidating the income statements of Disneyland Paris, Hong Kong Disneyland Resort, and Shanghai Disney Resort.

	Before International Theme Parks Consolidation[1]	International Theme Parks and Adjustments	Total
Revenues	$ 38,672	$ 2,221	$ 40,893
Cost and expenses	(30,993)	(2,119)	(33,112)
Restructuring and impairment charges	(55)	—	(55)
Other income	75	—	75
Net interest expense	(246)	(97)	(343)
Equity in the income of investees	578	7	585
Income before income taxes	8,031	12	8,043
Income taxes	(2,762)	(23)	(2,785)
Net income	$ 5,269	$ (11)	$ 5,258

(1) These amounts include Disneyland Paris, Hong Kong Disneyland Resort and Shanghai Disney Resort under the equity method of accounting. As such, royalty and management fee income from these operations is included in Revenues and our share of their net income/ (loss) is included in Equity in the income of investees.

The following table presents summarized cash flow statement information of the Company for the year ended October 1, 2011, reflecting the impact of consolidating the cash flow statements of Disneyland Paris, Hong Kong Disneyland Resort, and Shanghai Disney Resort.

	Before International Theme Parks Consolidation	International Theme Parks and Adjustments	Total
Cash provided by operations	$ 6,675	$ 319	$ 6,994
Investments in parks, resorts, and other property	(3,190)	(369)	(3,559)
Cash provided by other investing activities	—	273	273
Cash used in financing activities	(3,131)	(102)	(3,233)
Impact of exchange rates on cash and cash equivalents	(12)	—	(12)
Increase in cash and cash equivalents	342	121	463
Cash and cash equivalents, beginning of year	2,065	657	2,722
Cash and cash equivalents, end of year	$ 2,407	$ 778	$ 3,185

Disneyland Paris Financial Restructuring

Effective October 1, 2004, Disneyland Paris, the Company, and Disneyland Paris's lenders finalized a Memorandum of Agreement (MOA) related to the financial restructuring of Disneyland Paris (the 2005 Financial Restructuring) which provided for new financing as well as the restructuring of Disneyland Paris's existing financing at that time. The transactions contemplated by the MOA were fully implemented on February 23, 2005 with the completion of a €253 million equity rights offering in which the Company invested €100 million. The MOA included provisions for a ten-year €100 million line of credit from the Company for liquidity needs which has not been drawn and deferral of certain royalties and management fees payable by Disneyland Paris to the Company as follows:

- Royalties and management fees for fiscal 2005 through fiscal 2009, totaling €125 million, payable to the Company have been deferred and converted into subordinated long-term borrowings

- Royalties and management fees for fiscal 2007 through fiscal 2014, of up to €25 million per year, are subject to conditional deferral and conversion into subordinated long-term borrowings if operating results do not achieve specified levels. Royalties and management fees for fiscal 2008 and 2007, subject to conditional deferral, were not deferred and have been paid. Royalties and management fees for fiscal 2010 and 2009, subject to conditional deferral, have been deferred and converted into subordinated long-term borrowings. Based on operating results and subject to third-party confirmation, the

Company will defer €25 million of royalties and management fees subject to conditional deferral for fiscal 2011. The Company also deferred an additional €9 million of royalties so that Disneyland Paris could comply with its annual financial covenants. (See further discussion in Note 9)

Certain indirect, wholly-owned subsidiaries of The Walt Disney Company have liability as current or former general partners of Disney S.C.A. In addition to their equity interest in Disney S.C.A., certain of these subsidiaries of the Company have been capitalized with interest-bearing demand notes with an aggregate face value of €200 million. In addition, interest of €41 million has accrued on the notes from the date of issuance and has been added to the amount owed.

Hong Kong Disneyland Resort Capital Realignment

In July 2009, the Company entered into a capital realignment and expansion plan for Hong Kong Disneyland Resort (HKDL) with the Government of the Hong Kong Special Administrative Region (HKSAR), HKDL's majority shareholder. Key provisions of the plan include:

- The Company converted its $354 million term and revolving credit facility loan to HKDL into equity during fiscal 2009. This was accompanied by conversion of an equal amount of the HKSAR loan to HKDL into equity

- The Company would make approximately $0.4 billion of equity contributions to fund HKDL during the expansion, which is currently scheduled to be completed in phases by 2013. The actual amount of equity contributions by the Company may differ depending on the actual final cost of the expansion and operating results of HKDL during the relevant timeframe. The HKSAR will convert an additional amount of its loan to HKDL equal to these contributions into equity, subject to a maximum conversion amount that would leave approximately HK $1.0 billion ($128 million at October 1, 2011 exchange rates) of the HKSAR loan to HKDL outstanding. At October 1, 2011, the HKSAR loan to HKDL was $330 million. During fiscal 2011, 2010 and 2009, the Company made equity contributions totaling $153 million, $66 million and $40 million, respectively.

As a result of the above arrangement, the Company's interest in HKDL has increased from 43% to 47% and is projected to increase to approximately 48% although the Company's ending ownership will depend on the aggregate amount of equity contributions made by the Company pursuant to the expansion plan.

Shanghai Disney Resort

On April 8, 2011, the Company and Shanghai Shendi (Group) Co., Ltd (Shendi) announced that the Chinese central government in Beijing had approved an agreement to build and operate a Disney resort in the Pudong district of Shanghai (Shanghai Disney Resort) that is operated through a joint venture between the Company and Shendi, in which Shendi owns a 57% interest and the Company owns 43%. Shanghai Disney Resort is scheduled to open in approximately five years. The project will be constructed in phases, and we expect the total investment to be approximately 24.5 billion yuan to build the theme park and an additional 4.5 billion yuan to build other aspects of the resort, including two hotels and a retail, dining and entertainment area. The Company will finance 43% of the initial investment in accordance with its equity ownership percentage. The Company consolidates Shanghai Disney Resort for financial statement reporting purposes due to the Company's involvement in the management of the resort.

8 Film and Television Costs

Film and Television costs are as follows:

	October 1, 2011	October 2, 2010
Theatrical film costs		
Released, less amortization	$ 1,580	$ 1,551
Completed, not released	3	290
In-process	1,198	1,325
In development or pre-production	175	138
	2,956	3,304
Television costs		
Released, less amortization	688	790
Completed, not released	259	164
In-process	231	153
In development or pre-production	—	6
	1,178	1,113
Television broadcast rights	897	1,034
	5,031	5,451
Less current portion	674	678
Non-current portion	$ 4,357	$ 4,773

Based on management's total gross revenue estimates as of October 1, 2011, approximately 76% of unamortized film and television costs for released productions (excluding amounts allocated to acquired film and television libraries) is expected to be amortized during the next three years. During fiscal year 2016, we expect an amortization level of 80% will be reached. Approximately $763 million of accrued participation and residual liabilities will be paid in fiscal year 2012. The Company expects to amortize, based on current estimates, approximately $1.1 billion in capitalized film and television production costs during fiscal 2012.

At October 1, 2011, acquired film and television libraries have remaining unamortized costs of $252 million, which are generally amortized straight-line over a weighted-average remaining period of approximately 9 years.

9 Borrowings

The Company's borrowings at October 1, 2011 and October 2, 2010, including the impact of interest rate swaps designated as hedges, are summarized below:

	2011	2010	2011 Stated Interest Rate (1)	Interest rate and Cross-Currency Swaps (2) Pay Floating	Pay Fixed	Effective Interest Rate (3)	Swap Maturities
Commercial paper borrowings	**$ 1,583**	$ 1,190	0.15%	$ —	$ —	0.15%	
U.S. medium-term notes	**8,400**	6,815	4.84%	1,050	—	3.87%	2012-2018
European medium-term notes	**91**	273	1.65%	91	—	0.87%	2013
Other foreign currency denominated debt	**1,020**	965	0.86%	1,020	—	0.79%	2013
Capital Cities/ABC debt	**114**	115	8.75%	—	—	6.09%	
Other (4)	**458**	536	—	—	—	—	
	11,666	9,894	3.68%	2,161	—	2.94%	
Disneyland Paris (DLP) and Hong Kong Disneyland Resort (HKDL):							
DLP – CDC loans	**1,440**	1,417	5.04%	—	—	5.11%	
DLP – Credit facilities & other	**116**	228	4.55%	—	—	5.83%	
DLP – Other advances	**425**	468	3.04%	—	—	3.10%	
HKDL – Borrowings	**330**	473	3.25%	—	—	2.81%	
	2,311	2,586	4.39%	—	—	4.45%	
Total borrowings	**13,977**	12,480	3.80%	2,161	—	3.21%	
Less current portion	**3,055**	2,350	2.69%	50	—	2.17%	
Total long-term borrowings	**$ 10,922**	$ 10,130		$ 2,111	$ —		

(1) The stated interest rate represents the weighted-average coupon rate for each category of borrowings. For floating rate borrowings, interest rates are based upon the rates at October 1, 2011; these rates are not necessarily an indication of future interest rates.

(2) Amounts represent notional values of interest rate and cross-currency swaps as of October 1, 2011.

(3) The effective interest rate includes the impact of existing and terminated interest rate and cross-currency swaps on the stated rate of interest and reflects the estimated market interest rate for certain Disneyland Paris borrowings as of the time that they were modified during the 2005 Financial Restructuring. Other adjustments to the stated interest rate such as purchase accounting adjustments and debt issuance costs did not have a material impact on the overall effective interest rate.

(4) Includes market value adjustments for debt with qualifying hedges totaling $284 million and $315 million at October 1, 2011 and October 2, 2010, respectively.

Commercial Paper

At October 1, 2011, the Company had $1.6 billion of commercial paper debt outstanding. In February 2011, the Company entered into a new four-year $2.25 billion bank facility with a syndicate of lenders. This facility, in combination with an existing $2.25 billion bank facility that matures in 2013, is used to support commercial paper borrowings. These bank facilities allow for borrowings at LIBOR-based rates plus a spread, which depends on the Company's public debt rating and can range from 0.33% to 4.50%. The Company also has the ability to issue up to $800 million of letters of credit under the new facility, which if utilized, reduces available borrowings under this facility. As of October 1, 2011, $315 million of letters of credit had been issued of which $47 million was issued under this facility. The Company's bank facilities contain only one financial covenant, relating to interest coverage, which the Company met on October 1, 2011 by a significant margin. The Company's bank facilities also specifically exclude certain entities, including Disneyland Paris, Hong Kong Disneyland Resort and Shanghai Disney Resort, from any representations, covenants, or events of default.

Shelf Registration Statement

At October 1, 2011, the Company had a shelf registration statement which allows the Company to issue various types of debt instruments, such as fixed or floating rate notes, U.S. dollar or foreign currency denominated notes, redeemable notes, global notes, and dual currency or other indexed notes. Issuances under the shelf registration will require the filing of a prospectus supplement identifying the amount and terms of the securities to be issued. Our ability to issue debt is subject to market conditions and other factors impacting our borrowing capacity.

U.S. Medium-Term Note Program

At October 1, 2011, the total debt outstanding under U.S. medium-term note programs was $8.4 billion. The maturities of current outstanding borrowings range from 1 to 82 years and stated interest rates range from 0% to 7.55%.

European Medium-Term Note Program

At October 1, 2011, the Company had a European medium-term note program for the issuance of various types of debt instruments such as fixed or floating rate notes, U.S. dollar or foreign currency denominated notes, redeemable notes and index linked or dual currency notes. The size of the program is $4.0 billion. The remaining capacity under the program is $3.9 billion, subject to market conditions and other factors impacting our borrowing capacity. The remaining capacity under the program replenishes as outstanding debt under the program matures. At October 1, 2011, the outstanding debt under the program was $91 million, which matures in 2013 and has a stated interest rate of 1.65%. The Company has outstanding borrowings under the program denominated in Japanese Yen (JPY).

Other Foreign Currency Denominated Debt

In connection with the acquisition of Club Penguin Entertainment, Inc. in July 2007, the Company executed a credit agreement denominated in Canadian dollars (CAD) and borrowed CAD328 million ($317 million at October 1, 2011 exchange rate). The loan bears interest at CAD LIBOR plus 0.225% (1.42% at October 1, 2011) and matures in 2013.

In July 2008, the Company executed a loan agreement denominated in JPY and borrowed JPY54 billion ($703 million at October 1, 2011 exchange rate). The loan bears interest at Japanese LIBOR plus 0.42% (0.61% at October 1, 2011) and matures in 2013.

Capital Cities/ABC Debt

In connection with the Capital Cities/ABC, Inc. acquisition in 1996, the Company assumed various debt previously issued by Capital Cities/ABC, Inc. At October 1, 2011, the outstanding balance was $114 million, matures in 2021 and has a stated interest rate of 8.75%.

Disneyland Paris Borrowings

	October 1, 2011	October 2, 2010
CDC senior debt	**$ 322**	$ 326
CDC subordinated debt – original and 1994 financing	**369**	373
CDC subordinated debt – Walt Disney Studios Park financing	**749**	718
CDC loans	**1,440**	1,417
Credit facilities and other	**116**	228
Other advances	**425**	468
	$ 1,981	$ 2,113

Disneyland Paris — Caisse des Dépôts et Consignations (CDC) loans. Pursuant to Disneyland Paris's original financing and the terms of a 1994 financial restructuring, Disneyland Paris borrowed funds from the CDC, a French state bank. As of October 1, 2011, these borrowings consisted of approximately €237 million ($322 million at October 1, 2011 exchange rate) of senior debt and €272 million ($369 million at October 1, 2011 exchange rate) of subordinated debt. The senior debt is collateralized primarily by the Disneyland Park, certain hotels, and land assets of Disneyland Paris with a net book value of approximately €1.1 billion ($1.5 billion at October 1, 2011 exchange rate), whereas the subordinated debt is unsecured. Interest on the senior and subordinated debt is payable semiannually. Of these CDC loans, €466 million ($633 million at October 1, 2011 exchange rate) bear interest at a fixed rate of 5.34%. The remaining CDC loans of €42 million ($58 million at October 1, 2011 exchange rate) bear interest at a fixed rate of 6.33%. The loans mature from fiscal year 2012 to fiscal year 2024.

Disneyland Paris also executed a credit agreement with the CDC to finance a portion of the construction costs of Walt Disney Studios Park. As of October 1, 2011, approximately €551 million ($749 million at October 1, 2011 exchange rate) of subordinated loans were outstanding under this agreement. The loans bear interest at a fixed rate of 5.15% per annum. The loans mature between fiscal years 2015 and 2028.

Pursuant to the 2005 Financial Restructuring, the CDC agreed to conditionally defer and convert to subordinated long-term borrowings, if operating results do not achieve specified levels, interest payments up to a maximum amount of €20 million ($27 million at October 1, 2011 exchange rate) per year for fiscal year 2005 through fiscal year 2012 and €23 million ($31 million at October 1, 2011 exchange rate) for each of the fiscal years 2013 and 2014. Disneyland Paris has deferred €20 million of interest originally payable for each of fiscal year 2005 and 2006 as well as €7 million of accrued interest on these amounts (collectively €47 million). Disneyland Paris did not defer any CDC interest for fiscal years 2007 and 2008. Disneyland Paris deferred €20 million ($27 million at October 1, 2011 exchange rate) of interest related to fiscal year 2009 and 2010, deferred €15 million

($21 million at October 1, 2011 exchange rate) of interest related to fiscal 2011, and will defer the remaining €5 million ($7 million at October 1, 2011 exchange rate) related to fiscal 2011 in the first quarter of fiscal 2012. The interest deferral related to fiscal 2011 is subject to third party confirmation of Disneyland Paris's operating results.

Disneyland Paris — Credit facilities and other. Pursuant to Disneyland Paris's original financing with a syndicate of international banks and the terms of a 1994 financial restructuring, Disneyland Paris borrowed funds which are collateralized primarily by the Disneyland Park, the hotels, and land assets of Disneyland Paris with a net book value of approximately €1.1 billion ($1.5 billion at October 1, 2011 exchange rate). At October 1, 2011, the total balance outstanding was €85 million ($116 million at October 1, 2011 exchange rate). The loans mature between fiscal years 2012 and 2013 and bear interest at a rate of EURIBOR plus 3% (4.55% at October 1, 2011).

Disneyland Paris — Other advances. Advances of €304 million ($413 million at October 1, 2011 exchange rate) bear interest at a fixed rate of 3.0%. The remaining advances of €9 million ($12 million at October 1, 2011 exchange rate) are collateralized by certain hotel assets and bear interest at EURIBOR plus 3% (4.55% at October 1, 2011). The advances are expected to mature between fiscal years 2012 and 2017.

Disneyland Paris has in its debt agreements certain annual financial performance objectives and limits on investing and financing activities. In fiscal 2011, Disneyland Paris did not meet its annual performance objectives and must defer €25 million of royalties and management fees payable to the Company and €20 million of interest payable to the CDC. Additionally, as a result of the fact that the performance objectives were not met, certain of Disneyland Paris's investment activities are further limited by the debt agreements.

Disneyland Paris is also subject to certain financial covenants and believes that it is in compliance with such covenants with the assistance of the Company's agreement, as permitted under the debt agreements, to defer an additional €9 million of royalties payable to the Company into subordinated long-term borrowings.

The deferrals discussed above and compliance with these financial covenants are subject to final third-party review as provided in Disneyland Paris's debt agreements.

Hong Kong Disneyland Resort — Borrowings. Hong Kong Disneyland Resort has an unsecured loan facility of HK$2.6 billion ($330 million at October 1, 2011 exchange rate) from the HKSAR that is scheduled to mature on dates through September 12, 2030. The interest rate on this loan is subject to biannual revisions, but is capped at an annual rate of 6.75% (until March 12, 2014), 7.625% (until March 12, 2022) and 8.50% (until September 12, 2030). As of October 1, 2011, the rate on the loans was 3.25%.

Hong Kong Disneyland Resort Capital Realignment Plan

In July 2009, the Company entered into a capital realignment and expansion plan (the Plan) for Hong Kong Disneyland Resort with the HKSAR. See Note 7 for further details of the Plan.

Total borrowings excluding market value adjustments, have the following scheduled maturities:

	Before International Theme Parks Consolidation	International Theme Parks	Total
2012	$ 2,857	$ 188	$ 3,045
2013	1,871	166	2,037
2014	1,466	47	1,513
2015	67	132	199
2016	1,504	45	1,549
Thereafter	3,617	1,733	5,350
	$ 11,382	$ 2,311	$ 13,693

The Company capitalizes interest on assets constructed for its parks, resorts, and other property and on theatrical productions. In 2011, 2010, and 2009, total interest capitalized was $91 million, $82 million, and $57 million, respectively. Interest expense, net of capitalized interest, for 2011, 2010, and 2009 was $435 million, $456 million and $588 million, respectively.

10 Income Taxes

	2011	2010	2009
Income Before Income Taxes			
Domestic (including U.S. exports)	**$ 7,330**	$ 6,074	$ 5,472
Foreign subsidiaries	**713**	553	186
	$ 8,043	$ 6,627	$ 5,658
Income Tax Expense / (Benefit)			
Current			
Federal	**$ 1,851**	$ 1,530	$ 1,278
State	**272**	236	195
Foreign	**521**	432	312
	2,644	2,198	1,785
Deferred			
Federal	**147**	307	296
State	**(5)**	(191)	(32)
Foreign	**(1)**	—	—
	141	116	264
	$ 2,785	$ 2,314	$ 2,049

	October 1, 2011	October 2, 2010
Components of Deferred Tax Assets and Liabilities		
Deferred tax assets		
Accrued liabilities	**$ (2,806)**	$ (2,270)
Foreign subsidiaries	**(566)**	(553)
Equity-based compensation	**(323)**	(379)
Noncontrolling interest net operating losses	**(554)**	(375)
Other	**(386)**	(290)
Total deferred tax assets	**(4,635)**	(3,867)
Deferred tax liabilities		
Depreciable, amortizable and other property	**4,959**	4,510
Licensing revenues	**301**	328
Leveraged leases	**38**	49
Other	**136**	189
Total deferred tax liabilities	**5,434**	5,076
Net deferred tax liability before valuation allowance	**799**	1,209
Valuation allowance	**580**	404
Net deferred tax liability	**$ 1,379**	$ 1,613

The valuation allowance principally relates to a $554 million deferred tax asset for the noncontrolling interest share of operating losses at our consolidated international theme parks. The ultimate utilization of the noncontrolling interest share of the net operating losses, which have an indefinite carryforward period, would not have an impact on the Company's net income attributable to Disney as any income tax benefit would be offset by a charge to noncontrolling interest in the income statement.

As of October 1, 2011, the Company had undistributed earnings of foreign subsidiaries of approximately $340 million for which deferred taxes have not been provided. The Company intends to reinvest these earnings for the foreseeable future. If these amounts were distributed to the United States, in the form of dividends or otherwise, the Company would be subject to additional U.S. income taxes. Assuming the permanently reinvested foreign earnings were repatriated under laws and rates applicable at 2011 fiscal year end, the incremental U.S. tax applicable to the earnings would be approximately $30 million.

A reconciliation of the effective income tax rate to the federal rate is as follows:

	2011	2010	2009
Federal income tax rate	**35.0 %**	35.0 %	35.0 %
State taxes, net of federal benefit	**2.1**	2.6	2.6
Domestic production activity deduction	**(2.3)**	(1.7)	(1.8)
Other, including tax reserves and related interest	**(0.2)**	(1.0)	0.4
	34.6 %	34.9 %	36.2 %

The *American Jobs Creation Act of 2004* made a number of changes to the income tax laws including the creation of a deduction for qualifying domestic production activities. The deduction equals three percent of qualifying net income for fiscal 2007, six percent for fiscal 2008 through 2010, and nine percent for fiscal 2011 and thereafter. Our tax provisions for fiscal years 2011, 2010, and 2009 reflect benefits of $183 million, $111 million and $100 million, respectively, resulting from this deduction.

A reconciliation of the beginning and ending amount of gross unrecognized tax benefits, excluding the related accrual for interest, is as follows:

	2011	2010	2009
Balance at the beginning of the year	**$ 680**	$ 686	$ 655
Increases for current year tax positions	**75**	58	63
Increases for prior year tax positions	**41**	141	17
Decreases in prior year tax positions	**(17)**	(192)	(7)
Settlements with taxing authorities	**(61)**	(13)	(42)
Balance at the end of the year	**$ 718**	$ 680	$ 686

The year end 2011 and 2010 balances include $480 million and $473 million, respectively, that if recognized, would reduce our income tax expense and effective tax rate. These amounts are net of the offsetting benefits from other tax jurisdictions.

As of the end of fiscal 2011 and 2010, the Company had $175 million and $163 million, respectively, in accrued interest and penalties related to unrecognized tax benefits. During 2011, 2010 and 2009, the Company accrued additional interest of $17 million, $28 million and $27 million, respectively, and recorded reductions in accrued interest of $13 million, $7 million and $12 million, respectively, as a result of audit settlements and other prior-year adjustments. The Company's policy is to report interest and penalties as a component of income tax expense.

During the current year, the Company resolved various refund claims and other matters with tax authorities. The Company is also subject to U.S. federal, state and local and foreign tax audits. The Company is no longer subject to U.S. Federal examination for years prior to 2008. The Company is no longer subject to examination in any of its major state or foreign tax jurisdictions for years prior to 2003.

In the next twelve months, it is reasonably possible that our unrecognized tax benefits could change due to the resolution of tax matters, including payments on the tax matters discussed above. These resolutions and payments could reduce our unrecognized tax benefits by $93 million.

In fiscal 2011 and 2010, income tax benefits attributable to equity-based compensation transactions exceeded the amounts recorded based on grant date fair value. Accordingly, $109 million and $61 million were credited to shareholders' equity, respectively in these years. In fiscal year 2009, income tax benefits attributable to equity-based compensation transactions were less than the amounts recorded at grant date and a shortfall of $26 million was charged to shareholder's equity.

11 Pension and Other Benefit Programs

The Company maintains pension and postretirement medical benefit plans covering most of its employees not covered by union or industry-wide plans. Employees generally hired after January 1, 1994 and employees generally hired after January 1, 1987 for certain of our media businesses are not eligible for postretirement medical benefits. With respect to its defined benefit pension plans, the Company's policy is to fund, at a minimum, the amount necessary on an actuarial basis to provide for benefits in accordance with the requirements of the Employee Retirement Income Security Act of 1974, as amended by the Pension Protection Act of 2006 (PPA). Pension benefits are generally based on years of service and/or compensation.

In fiscal 2011, the Company substantially amended its salaried employees pension plans with respect to benefits earned for service after December 31, 2011. The Company reduced the vesting requirement from five years of vesting service to three years of vesting service, revised the early retirement reduction factors and excluded employees hired after December 31, 2011 from plan participation. In addition, the percentage of average monthly compensation on which salary-related benefits are based was reduced while overtime, commissions and regular bonus amounts were added to the calculation of average monthly compensation received after December 31, 2011 to the extent those elements of compensation were not previously included. These amendments will reduce fiscal 2012 expense by approximately $75 million. The Company intends to provide benefits under new defined contribution plans for employees who begin service after December 31, 2011.

The following chart summarizes the benefit obligations, assets, funded status and balance sheet impacts associated with the pension and postretirement medical benefit plans based upon the actuarial valuations prepared as of October 1, 2011 and October 2, 2010.

	Pension Plans		Postretirement Medical Plans	
	October 1, 2011	October 2, 2010	**October 1, 2011**	October 2, 2010
Projected benefit obligations				
Beginning obligations	**$ (8,084)**	$ (6,992)	**$ (1,280)**	$ (1,227)
Service cost	**(293)**	(263)	**(18)**	(21)
Interest cost	**(411)**	(396)	**(66)**	(70)
Actuarial (loss) / gain	**(919)**	(641)	**(242)**	7
Plan amendments and other	**8**	16	**—**	—
Benefits paid	**218**	192	**28**	31
Ending obligations	**$ (9,481)**	$ (8,084)	**$ (1,578)**	$ (1,280)
Fair value of plans' assets				
Beginning fair value	**$ 5,684**	$ 4,833	**$ 311**	$ 297
Actual return on plan assets	**188**	649	**11**	34
Contributions	**926**	421	**9**	12
Benefits paid	**(218)**	(192)	**(28)**	(31)
Expenses	**(29)**	(27)	**(1)**	(1)
Ending fair value	**$ 6,551**	$ 5,684	**$ 302**	$ 311
Underfunded status of the plans	**$ (2,930)**	$ (2,400)	**$ (1,276)**	$ (969)
Amounts recognized in the balance sheet				
Non-current assets	**$ 50**	$ 40	**$ —**	$ —
Current liabilities	**(18)**	(17)	**(15)**	(14)
Non-current liabilities	**(2,962)**	(2,423)	**(1,261)**	(955)
	$ (2,930)	$ (2,400)	**$ (1,276)**	$ (969)

The components of net periodic benefit cost and key assumptions are as follows:

	Pension Plans			Postretirement Medical Plans		
	2011	2010	2009	**2011**	2010	2009
Service costs	**$ 293**	$ 263	$ 164	**$ 18**	$ 21	$ 17
Interest costs	**411**	396	363	**66**	70	71
Expected return on plan assets	**(440)**	(415)	(370)	**(24)**	(26)	(26)
Amortization of prior year service costs	**14**	14	14	**(1)**	(2)	(2)
Recognized net actuarial (gain)/loss	**230**	154	(9)	**9**	7	(8)
Net periodic benefit cost	**$ 508**	$ 412	$ 162	**$ 68**	$ 70	$ 52
Assumptions:						
Discount rate	**4.75%**	5.25%	5.75%	**4.75%**	5.25%	5.75%
Rate of return on plan assets	**7.75%**	7.75%	7.75%	**7.75%**	7.75%	7.75%
Salary increases	**4.00%**	4.00%	4.50%	**n/a**	n/a	n/a
Year 1 increase in cost of benefits	**n/a**	n/a	n/a	**8.00%**	8.25%	8.50%
Rate of increase to which the cost of benefits is assumed to decline (the ultimate trend rate)	**n/a**	n/a	n/a	**4.50%**	4.75%	5.00%
Year that the rate reaches the ultimate trend rate	**n/a**	n/a	n/a	**2025**	2022	2019

Net periodic benefit cost is based on assumptions determined at the prior-year end measurement date.

Accumulated other comprehensive loss, before tax, as of October 1, 2011 consists of the following amounts that have not yet been recognized in net periodic benefit cost:

	Pension Plans	Postretirement Medical Plans	Total
Unrecognized prior service (cost) / credit	$ (46)	$ 7	$ (39)
Unrecognized net actuarial loss	(3,749)	(405)	(4,154)
Total amounts included in accumulated other comprehensive loss	(3,795)	(398)	(4,193)
Prepaid / (accrued) pension cost	865	(878)	(13)
Net balance sheet liability	$ (2,930)	$ (1,276)	$ (4,206)

Amounts included in accumulated other comprehensive loss, before tax, as of October 1, 2011 that are expected to be recognized as components of net periodic benefit cost during fiscal 2012 are:

	Pension Plans	Postretirement Medical Plans	Total
Prior service (cost) / credit	$ (11)	$ 2	$ (9)
Net actuarial loss	(308)	(31)	(339)
Total	$ (319)	$ (29)	$ (348)

Plan Funded Status

The projected benefit obligation, accumulated benefit obligation and aggregate fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were $8.7 billion, $8.1 billion and $5.7 billion, respectively, as of October 1, 2011 and $7.3 billion, $6.8 billion and $4.9 billion as of October 2, 2010, respectively.

For pension plans with projected benefit obligations in excess of plan assets, the projected benefit obligation and aggregate fair value of plan assets were $8.7 billion and $5.7 billion, respectively, as of October 1, 2011 and $7.3 billion and $4.9 billion as of October 2, 2010, respectively.

The Company's total accumulated pension benefit obligations at October 1, 2011 and October 2, 2010 were $8.8 billion and $7.5 billion, respectively, of which 97% for both years was vested.

The accumulated postretirement medical benefit obligations and fair value of plan assets for postretirement medical plans with accumulated postretirement medical benefit obligations in excess of plan assets were $1.6 billion and $0.3 billion, respectively, at October 1, 2011 and $1.3 billion and $0.3 billion, respectively, at October 2, 2010.

Plan Assets

A significant portion of the assets of the Company's defined benefit plans are managed on a commingled basis in a third party master trust. The investment policy and allocation of the assets in the master trust were approved by the Company's Investment and Administrative Committee which has oversight responsibility for the Company's retirement plans. The investment policy ranges for the major asset classes are as follows:

Asset Class	Minimum	Maximum
Equity investments		
Small cap	0%	10%
Mid/Large cap	15%	30%
International	7%	27%
Total equity investments	36%	60%
Fixed income investments	20%	40%
Alternative investments		
Diversified	0%	10%
Distressed	0%	10%
Private equity/Venture capital	0%	12%
Real estate	0%	15%
Total alternative investments	15%	30%
Cash	0%	5%

The primary investment objective for the assets within the master trust is to prudently and cost effectively manage assets to fulfill benefit obligations to plan participants. Financial risks are managed through diversification of plan assets, selection of investment managers and through the investment guidelines incorporated into investment management agreements. Assets are monitored to ensure that investment returns are commensurate with risks taken.

The long-term asset allocation policy for the master trust was established taking into consideration a variety of factors that include, but are not limited to, the average age of participants, the number of retirees, the duration of liabilities and the expected payout ratio. Liquidity needs of the master trust are generally managed using cash generated by investments or by liquidating securities.

Assets are generally managed by external investment managers and we have investment management agreements with respect to securities in the master trust. These agreements include account guidelines that establish permitted securities and risk controls commensurate with the account's investment strategy. Some agreements permit the use of derivative securities (futures, options, interest rate swaps, credit default swaps) that enable investment managers to enhance returns and manage exposures within their accounts. Investment managers are prohibited from using derivatives to leverage returns.

The Company's defined benefit plans asset mix (including assets held outside of the master trust) at each fiscal year end is as follows:

Asset Class	2011	2010
Equities:		
Small cap	3%	5%
Mid cap	3%	4%
Large cap	14%	17%
International	21%	18%
Fixed income:		
Corporate bonds	10%	10%
Government and federal agency bonds, notes and mortgage-backed securities (MBS)	21%	20%
Mortgage and asset-backed securities	4%	3%
Alternatives investments:		
Diversified	8%	9%
Distressed	3%	3%
Private equity	7%	6%
Venture capital	1%	1%
Real estate	4%	3%
Cash	1%	1%
Total	100%	100%

(1) Large cap domestic equities include 2.8 million shares of Company common stock valued at $85 million (1% of total plan assets) and $93 million (2% of total plan assets) at 2011 and 2010, respectively.

Fair Value Measurements of Plan Assets

Fair value is defined as the amount that would be received for selling an asset or paid to transfer a liability in an orderly transaction between market participants. The Company's defined benefit plan assets carried at fair value are classified in the following categories:

- Level 1 – Quoted prices for identical instruments in active markets
- Level 2 – Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets
- Level 3 – Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable

Following is a description of the valuation methodologies used for assets reported at fair value. There have been no changes in the methodologies used at October 1, 2011 and October 2, 2010.

Level 1 investments are valued based on observable market prices on the last trading day of the year. Investments in common and preferred stocks are valued based on the securities exchange-listed price or a broker's quote in an active market. Investments in U.S. Treasury securities are valued based on a broker's quote in an active market.

Level 2 investments are valued at estimated fair value at year-end. Investments in certain government and federal agency bonds, mortgage-backed and asset-backed securities, and corporate bonds are valued using a broker's quote in a non-active market or an evaluated price based on a compilation of observable market information, such as benchmark yield curves, credit spreads and estimated default rates. Derivative financial instruments are valued based on models that incorporate observable inputs for the underlying securities, such as interest rates. Shares in money market and mutual funds are valued at the net asset value of the shares held by the Plan at year-end based on the fair value of the underlying investments.

Level 3 investments primarily consist of investments in limited partnerships, which are valued based on the Master Trust's pro-rata share of partnership holdings as of year-end. The fair value of the underlying investments are estimated using significant unobservable inputs (e.g., discounted cash flow models or relative valuation methods that incorporate comparable market information such as earnings and cash flow multiples from similar publicly traded companies or real estate properties).

The Company's defined benefit plan assets are summarized in the following table by the categories described above.

	Fair Value Measurements at October 1, 2011			
Description	Level 1	Level 2	Level 3	Total
Equities:				
Small cap	$ 35	$ 196	$ —	$ 231
Mid cap	208	—	—	208
Large cap	707	267	—	974
International	1,162	260	—	1,422
Fixed income				
Corporate bonds	—	673	—	673
Government and federal agency bonds, notes and MBS	440	989	—	1,429
Mortgage and asset-backed securities	2	241	—	243
Alternative investments				
Diversified	63	298	171	532
Distressed	—	—	228	228
Private equity	—	—	492	492
Venture capital	—	—	75	75
Real estate	—	—	263	263
Derivatives and other	—	10	—	10
Cash	23	50	—	73
Total	$ 2,640	$ 2,984	$ 1,229	$ 6,853

Description	Fair Value Measurements at October 2, 2010 Level 1	Level 2	Level 3	Total
Equities:				
Small cap	$ 27	$ 242	$ —	$ 269
Mid cap	212	—	—	212
Large cap	730	304	—	1,034
International	906	160	—	1,066
Fixed income				
Corporate bonds	—	610	—	610
Government and federal agency bonds, notes and MBS	141	1,053	—	1,194
Mortgage and asset-backed securities	—	199	—	199
Alternative investments				
Diversified	73	257	166	496
Distressed	—	—	196	196
Private equity	—	—	377	377
Venture capital	—	—	59	59
Real estate	—	—	179	179
Derivatives and other	—	20	—	20
Cash	13	71	—	84
Total	$ 2,102	$ 2,916	$ 977	$ 5,995

Changes in Level 3 assets for the years ended October 1, 2011 and October 2, 2010 are as follows:

	Alternative Investments Diversified	Distressed	Private Equity	Venture Capital	Real Estate	Total
Balance at October 3, 2009	$ 109	$ 106	$ 274	$ 56	$ 142	$ 687
Additions	46	80	97	9	70	302
Distributions	(3)	(14)	(25)	(7)	(14)	(63)
Unrealized Gain (Loss)	14	24	31	1	(19)	51
Balance at October 2, 2010	$ 166	$ 196	$ 377	$ 59	$ 179	$ 977
Additions	7	34	148	10	66	265
Distributions	(6)	(24)	(66)	(3)	(21)	(120)
Unrealized Gain (Loss)	4	22	33	9	39	107
Balance at October 1, 2011	$ 171	$ 228	$ 492	$ 75	$ 263	$ 1,229

Uncalled Capital Commitments

Alternative investments held by the master trust include interests in certain limited partnerships that have rights to make capital calls to the limited partner investors. In such cases, the Master Trust would be contractually obligated to make a cash capital contribution to the limited partnership at the time of a capital call. At October 1, 2011, the total committed capital still uncalled and unpaid was $462 million.

Plan Contributions

During fiscal 2011, the Company made contributions to its pension and postretirement medical plans totaling $935 million, which included discretionary contributions above the minimum requirements for pension plans. The Company currently expects pension and postretirement medical plan contributions in fiscal 2012 to total approximately $325 million to $375 million. Final minimum funding requirements for fiscal 2012 will be determined based on our January 1, 2012 funding actuarial valuation which will be available in late fiscal 2012.

Estimated Future Benefit Payments

The following table presents estimated future benefit payments for the next ten fiscal years:

	Pension Plans	Postretirement Medical Plans (1)
2012	$ 273	$ 39
2013	293	42
2014	319	46
2015	342	49
2016	368	53
2017 – 2021	2,333	340

(1) Estimated future benefit payments are net of expected Medicare subsidy receipts of $64 million.

Assumptions

Actuarial assumptions, such as the discount rate, long-term rate of return on plan assets and the healthcare cost trend rate, have a significant effect on the amounts reported for net periodic benefit cost as well as the related benefit obligations.

Discount Rate — The assumed discount rate for pension and postretirement medical plans reflects the market rates for high-quality corporate bonds currently available. The Company's discount rate was determined by considering the average of pension yield curves constructed of a large population of high quality corporate bonds. The resulting discount rate reflects the matching of plan liability cash flows to the yield curves.

Long-term rate of return on plan assets — The long-term rate of return on plan assets represents an estimate of long-term returns on an investment portfolio consisting of a mixture of equities, fixed income and alternative investments. When determining the long-term rate of return on plan assets, the Company considers long-term rates of return on the asset classes (both historical and forecasted) in which the Company expects the pension funds to be invested. The following long-term rates of return by asset class were considered in setting the long-term rate of return on plan assets assumption:

Equity Securities	9% – 11%
Debt Securities	4% – 7%
Alternative Investments	6% – 14%

Healthcare cost trend rate — The Company reviews external data and its own historical trends for healthcare costs to determine the healthcare cost trend rates for the postretirement medical benefit plans. For the 2011 actuarial valuation, we assumed an 8.00% annual rate of increase in the per capita cost of covered healthcare claims with the rate decreasing in even increments over fourteen years until reaching 4.50%.

Sensitivity — A one percentage point (ppt) change in the key assumptions would have had the following effects on the projected benefit obligations as of October 1, 2011 and on cost for fiscal 2012:

	Discount Rate		Expected Long-Term Rate of Return On Assets	Assumed Healthcare Cost Trend Rate	
Increase/(decrease)	Benefit Expense	Projected Benefit Obligations	Benefit Expense	Net Periodic Postretirement Medical Cost	Projected Benefit Obligations
1 ppt decrease	$ 223	$ 1,876	$ 69	$ (38)	$ (228)
1 ppt increase	(193)	(1,589)	(69)	54	285

Multi-employer Plans

The Company participates in various multi-employer pension plans under union and industry-wide agreements. In fiscal 2011, 2010 and 2009, the contributions to these plans, which are expensed as incurred, were $59 million, $60 million and $52 million, respectively.

Defined Contribution Plans

The Company has savings and investment plans that allow eligible employees to allocate up to 50% of their salary through payroll deductions depending on the plan in which the employee participates. The Company matches 50% of the employee's pre-tax contribution up to plan limits. In fiscal 2011, 2010 and 2009, the costs of these plans were $59 million, $54 million and $51 million, respectively.

12 Equity

As of the filing date of this report, the Board of Directors had not yet declared a dividend related to fiscal 2011. The Company paid a $0.40 per share dividend ($756 million) during the second quarter of fiscal 2011 related to fiscal 2010. The Company paid a $0.35 per share dividend ($653 million) during the second quarter of fiscal 2010 related to fiscal 2009. The Company paid a $0.35 per share dividend ($648 million) during the second quarter of fiscal 2009 related to fiscal 2008.

During fiscal 2011, the Company repurchased 135 million shares of its common stock for approximately $5.0 billion. During fiscal 2010, the Company repurchased 80 million shares of Disney common stock for $2.7 billion. During fiscal 2009, the Company repurchased 5 million shares of Disney common stock for $138 million. On March 22, 2011, the Company's Board of Directors increased the amount of shares that can be repurchased to 400 million shares as of that date. As of October 1, 2011, the Company had remaining authorization in place to repurchase 305 million additional shares. The repurchase program does not have an expiration date.

The par value of the Company's outstanding common stock totaled approximately $27 million.

Accumulated other comprehensive income (loss), net of tax [(1)], is as follows:

	October 1, 2011	October 2, 2010
Market value adjustments for hedges and investments	**$ (48)**	$ (95)
Foreign currency translation and other	**43**	80
Unrecognized pension and postretirement medical expense	**(2,625)**	(1,866)
Accumulated other comprehensive loss [(1)]	**$ (2,630)**	$ (1,881)

(1) Accumulated other comprehensive income (loss) and components of other comprehensive income (loss) are recorded net of tax using a 37% estimated statutory tax rate.

13 Equity-Based Compensation

Under various plans, the Company may grant stock options and other equity-based awards to executive, management, and creative personnel. The Company's approach to long-term incentive compensation contemplates awards of stock options and restricted stock units (RSUs). Certain RSUs awarded to senior executives vest based upon the achievement of market and/or performance conditions (Performance RSUs).

Stock options are generally granted at exercise prices equal to or exceeding the market price at the date of grant and become exercisable ratably over a four-year period from the grant date. The following table summarizes contractual terms for our stock option grants:

Grant dates	Contractual Term
Prior to December 2005	10 years
January 2005 through December 2010	7 years
After December 2010	10 years

At the discretion of the Compensation Committee of the Company's Board of Directors, options can occasionally extend up to 15 years after date of grant.

The following table summarizes vesting terms for our RSUs:

Grant dates	Vesting Terms
RSUs:	
Prior to January 2009	50% on each of the second and fourth anniversaries of the grant date
Effective January 2009	Ratably over four years
Performance RSUs:	
Prior to January 2010	50% on each of the second and fourth anniversaries of the grant date subject to achieving market and/or performance conditions
Effective January 2010	Fully after three years, subject to achieving performance conditions

In March 2011, shareholders of the Company approved the 2011 Stock Incentive Plan, which increased the number of shares authorized to be awarded as grants by 64 million shares. Shares available for future option and RSU grants at October 1, 2011 totaled 70 million. Starting March 2009 for our primary plan, each share granted subject to a stock option award reduces the number of shares available by one share while each share granted subject to a RSU award reduces the number of shares available by two shares. The Company satisfies stock option exercises and vesting of RSUs with newly issued shares. Stock options and RSUs are generally forfeited by employees who terminate prior to vesting.

Each year, during the second quarter, the Company awards stock options and restricted stock units to a broad-based group of management and creative personnel (the Annual Grant). The fair value of options is estimated based on the binomial valuation model. The binomial valuation model takes into account variables such as volatility, dividend yield, and the risk-free interest rate. The binomial valuation model also considers the expected exercise multiple (the multiple of exercise price to grant price at which exercises are expected to occur on average) and the termination rate (the probability of a vested option being cancelled due to the termination of the option holder) in computing the value of the option.

In fiscal years 2011, 2010 and 2009, the weighted average assumptions used in the option-valuation model were as follows:

	2011	2010	2009
Risk-free interest rate	**3.2%**	3.5%	2.0%
Expected volatility	**28%**	32%	47%
Dividend yield	**1.15%**	1.41%	1.19%
Termination rate	**2.5%**	2.5%	7.5%
Exercise multiple	**1.40**	1.40	1.39

Although the initial fair value of stock options is not adjusted after the grant date, changes in the Company's assumptions may change the value of, and therefore the expense related to, future stock option grants. The assumptions that cause the greatest variation in fair value in the binomial valuation model are the expected volatility and expected exercise multiple. Increases or decreases in either the expected volatility or expected exercise multiple will cause the binomial option value to increase or decrease, respectively.

The volatility assumption considers both historical and implied volatility and may be impacted by the Company's performance as well as changes in economic and market conditions.

Compensation expense for RSUs and stock options is recognized ratably over the service period of the award. Compensation expense for RSUs is based on the market price of the shares underlying the awards on the grant date. Compensation expense for Performance RSUs reflects the estimated probability that the market and/or performance conditions will be met. Effective January 2010, equity-based awards provide continued vesting, in the event of termination, generally for employees that reach age 60 or greater, have at least ten years of service and hold the award for at least one year.

The impact of stock options/rights and RSUs on income for fiscal 2011, 2010 and 2009 was as follows:

	2011	2010	2009
Stock option/rights compensation expense [1]	$ 133	$ 142	$ 154
RSU compensation expense	300	249	207
Total equity-based compensation expense [2]	433	391	361
Tax impact	(151)	(145)	(134)
Reduction in net income	$ 282	$ 246	$ 227
Equity-based compensation expense capitalized during the period	$ 66	$ 79	$ 109
Tax benefit reported in cash flow from financing activities	$ 124	$ 76	$ 4

(1) Includes stock appreciation rights issued in connection with the acquisition of Playdom

(2) Equity-based compensation expense is net of capitalized equity-based compensation and excludes amortization of previously capitalized equity-based compensation costs. Amortization of previously capitalized equity-based compensation totaled $57 million, $131 million and $96 million in fiscal 2011, 2010 and 2009, respectively.

The following table summarizes information about stock option transactions (shares in millions):

	2011	
	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	119	$ 27.73
Awards forfeited	(3)	28.71
Awards granted	11	39.62
Awards exercised	(42)	26.79
Awards expired/cancelled	(3)	21.62
Outstanding at end of year	82	29.20
Exercisable at end of year	48	27.74

The following tables summarize information about stock options vested and expected to vest at October 1, 2011 (shares in millions):

	Vested		
Range of Exercise Prices	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Years of Contractual Life
$ 0 — $ 15	1	$12.53	1.5
$ 16 — $ 20	4	18.37	2.8
$ 21 — $ 25	12	23.50	2.3
$ 26 — $ 30	17	28.81	3.2
$ 31 — $ 35	14	33.68	3.2
	48		

Range of Exercise Prices	Expected to Vest		
	Number of Options [(1)]	Weighted Average Exercise Price	Weighted Average Remaining Years of Contractual Life
$ 0 — $ 20	1	$18.75	4.5
$21 — $ 25	5	20.87	4.3
$26 — $ 30	9	29.22	3.7
$31 — $ 35	8	31.21	8.0
$36 — $ 40	8	39.61	9.3
	31		

(1) Number of options expected to vest is total unvested options less estimated forfeitures.

The following table summarizes information about RSU transactions (shares in millions):

	2011	
	Units	**Weighted Average Grant-Date Fair Value**
Unvested at beginning of year	**33**	**$27.99**
Granted	**13**	**39.62**
Vested	**(11)**	**28.34**
Forfeited	**(3)**	**30.43**
Unvested at end of year	**32**	**32.34**

RSU grants totaled 13 million, 15 million and 15 million in 2011, 2010 and 2009, respectively, and include 0.4 million shares, 0.4 million shares and 3.0 million shares of Performance RSUs in 2011, 2010 and 2009, respectively. Approximately 3.0 million of the unvested RSUs as of October 1, 2011 are Performance RSUs.

The weighted average grant-date fair values of options granted during 2011, 2010 and 2009 were $10.96, $9.43 and $7.43, respectively. The total intrinsic value (market value on date of exercise less exercise price) of options exercised and RSUs vested during 2011, 2010 and 2009 totaled $969 million, $830 million, and $252 million, respectively. The aggregate intrinsic values of stock options vested and expected to vest at October 1, 2011 were $170 million and $68 million, respectively.

As of October 1, 2011, there was $187 million of unrecognized compensation cost related to unvested stock options and $618 million related to unvested RSUs. That cost is expected to be recognized over a weighted-average period of 1.5 years for stock options and 1.7 years for RSUs.

Cash received from option exercises for 2011, 2010 and 2009 was $1,128 million, $1,133 million and $119 million, respectively. Tax benefits realized from tax deductions associated with option exercises and RSU activity for 2011, 2010 and 2009 totaled $342 million, $290 million and $90 million, respectively.

14 Detail of Certain Balance Sheet Accounts

	October 1, 2011	October 2, 2010
Current receivables		
Accounts receivable	$ 5,947	$ 5,454
Other	496	656
Allowance for doubtful accounts	(261)	(326)
	$ 6,182	$ 5,784
Other current assets		
Prepaid expenses	$ 449	$ 446
Other	185	135
	$ 634	$ 581
Parks, resorts and other property, at cost		
Attractions, buildings and improvements	$ 17,662	$ 15,998
Leasehold improvements	650	644
Furniture, fixtures and equipment	13,476	12,575
Land improvements	3,727	3,658
	35,515	32,875
Accumulated depreciation	(19,572)	(18,373)
Projects in progress	2,625	2,180
Land	1,127	1,124
	$ 19,695	$ 17,806
Intangible assets		
Copyrights and other character intangibles	$ 3,202	$ 3,118
Other amortizable intangible assets	501	352
Accumulated amortization	(542)	(360)
Net amortizable intangible assets	3,161	3,110
FCC licenses	722	733
Trademarks	1,218	1,218
Other indefinite lived intangible assets	20	20
	$ 5,121	$ 5,081
Other non-current assets		
Receivables	$ 1,683	$ 1,275
Prepaid expenses	177	127
Other	754	1,306
	$ 2,614	$ 2,708
Accounts payable and other accrued liabilities		
Accounts payable	$ 4,546	$ 4,413
Payroll and employee benefits	1,468	1,484
Other	348	212
	$ 6,362	$ 6,109

	October 1, 2011	October 2, 2010
Other long-term liabilities		
Deferred revenues	**$ 233**	$ 244
Capital lease obligations	**288**	224
Program licenses and rights	**99**	206
Participation and residual liabilities	**342**	415
Pension and postretirement medical plan liabilities	**4,223**	3,378
Other [1]	**1,610**	1,637
	$ 6,795	$ 6,104

(1) Includes unrecognized tax benefits.

15 Commitments and Contingencies

Commitments

The Company has various contractual commitments for broadcast rights for sports, feature films and other programming, aggregating approximately $36.1 billion, including approximately $0.7 billion for available programming as of October 1, 2011, and approximately $33.3 billion related to sports programming rights, primarily NFL, college football (including college bowl games) and basketball conferences, NBA, NASCAR, and MLB.

The Company has entered into operating leases for various real estate and equipment needs, including retail outlets and distribution centers for consumer products, broadcast equipment, and office space for general and administrative purposes. Rental expense for the operating leases during fiscal 2011, 2010, and 2009, including common-area maintenance and contingent rentals, was $820 million, $742 million, and $694 million, respectively.

The Company also has contractual commitments for the construction of one new cruise ship, creative talent and employment agreements and unrecognized tax benefits. Creative talent and employment agreements include obligations to actors, producers, sports personnel, television and radio personalities, and executives.

Contractual commitments for broadcast programming rights, future minimum lease payments under non-cancelable operating leases, and creative talent and other commitments totaled $42.4 billion at October 1, 2011, payable as follows:

	Broadcast Programming	Operating Leases	Other	Total
2012	$ 5,424	$ 502	$ 1,788	$ 7,714
2013	3,860	410	698	4,968
2014	4,305	328	418	5,051
2015	3,334	225	240	3,799
2016	3,222	170	104	3,496
Thereafter	15,927	592	846	17,365
	$ 36,072	$ 2,227	$ 4,094	$ 42,393

The Company has non-cancelable capital leases, primarily for land and broadcast equipment, which had gross carrying values of $531 million and $449 million at October 1, 2011 and October 2, 2010, respectively. Accumulated amortization related to these capital leases totaled $127 million and $108 million at October 1, 2011 and October 2, 2010, respectively. Future payments under these leases as of October 1, 2011 are as follows:

2012	$ 70
2013	59
2014	51
2015	60
2016	27
Thereafter	519
Total minimum obligations	$ 786
Less amount representing interest	(480)
Present value of net minimum obligations	306
Less current portion	(18)
Long-term portion	$ 288

Contractual Guarantees

The Company has guaranteed bond issuances by the Anaheim Public Authority that were used by the City of Anaheim to finance construction of infrastructure and a public parking facility adjacent to the Disneyland Resort. Revenues from sales, occupancy and property taxes from the Disneyland Resort and non-Disney hotels are used by the City of Anaheim to repay the bonds. In the event of a debt service shortfall, the Company will be responsible to fund the shortfall. As of October 1, 2011, the remaining debt service obligation guaranteed by the Company was $359 million, of which $87 million was principal. To the extent that tax revenues exceed the debt service payments in subsequent periods, the Company would be reimbursed for any previously funded shortfalls. To date, tax revenues have exceeded the debt service payments for Anaheim bonds.

ESPN STAR Sports, a joint-venture in which ESPN owns a 50% equity interest, has an agreement for global programming rights to International Cricket Council Events from 2007 through 2015. Under the terms of the agreement, ESPN and the other joint-venture partner have jointly guaranteed the programming rights obligation of approximately $0.7 billion over the remaining term of the agreement.

Legal Matters

Celador International Ltd. v. American Broadcasting Companies, Inc. On May 19, 2004, an affiliate of the creator and licensor of the television program, *"Who Wants to be a Millionaire,"* filed an action against the Company and certain of its subsidiaries, including American Broadcasting Companies, Inc. and Buena Vista Television, LLC, alleging it was damaged by defendants improperly engaging in certain intra-company transactions and charging merchandise distribution expenses, resulting in an underpayment to the plaintiff. On July 7, 2010, the jury returned a verdict for breach of contract against certain subsidiaries of the Company, awarding plaintiff damages of $269.4 million. The Company has stipulated with the plaintiff to an award of prejudgment interest of $50 million, which amount will be reduced pro rata should the Court of Appeals reduce the damages amount. On December 21, 2010, the Company's alternative motions for a new trial and for judgment as a matter of law were denied. Although we cannot predict the ultimate outcome of this lawsuit, the Company believes the jury's verdict is in error and is vigorously pursuing its position on appeal, notice of which was filed by the Company on January 14, 2011. On or about January 28, 2011, plaintiff filed a notice of cross-appeal. The Company has determined that it does not have a probable loss under the applicable accounting standard relating to probability of loss for recording a reserve with respect to this litigation and therefore has not recorded a reserve.

The Company, together with, in some instances, certain of its directors and officers, is a defendant or codefendant in various other legal actions involving copyright, breach of contract and various other claims incident to the conduct of its businesses. Management does not expect the Company to suffer any material liability by reason of these actions.

Long-Term Receivables and the Allowance for Credit Losses

The Company has accounts receivable with original maturities greater than one year in duration principally related to the Company's sales of program rights in the television syndication markets within the Media Networks segment and vacation ownership units within the Parks and Resorts segment.

The Company estimates the allowance for credit losses related to receivables for the sale of syndicated programming based upon a number of factors, including historical experience, and an ongoing review of the financial condition of individual companies with which we do business. The balance of syndication receivables recorded in other non-current assets, net of an immaterial allowance for credit losses, was approximately $0.9 billion as of October 1, 2011. Activity in fiscal 2011 related to the allowance for credit losses was not material.

The Company estimates the allowance for credit losses related to receivables for sales of its vacation ownership units based primarily on historical collection experience. Projections of uncollectible amounts are also based on consideration of the economic environment and the age of receivables. The balance of mortgage receivables recorded in other non-current assets, net of a related allowance for credit losses of approximately 5%, was approximately $0.5 billion as of October 1, 2011. The activity in fiscal 2011 related to the allowance for credit losses was not material.

16 Fair Value Measurement

The Company's assets and liabilities measured at fair value on a recurring basis are summarized in the following table by the type of inputs applicable to the fair value measurements. See Note 11 for the definitions of fair value and each level within the fair value hierarchy.

	Fair Value Measurements at October 1, 2011			
Description	Level 1	Level 2	Level 3	Total
Assets				
Investments	$ 143	$ 43	$ —	$ 186
Derivatives [1]				
Interest rate	—	214	—	214
Foreign exchange	—	498	—	498
Residual Interests	—	—	40	40
Liabilities				
Derivatives [1]				
Interest rate	—	(18)	—	(18)
Foreign exchange	—	(262)	—	(262)
Other derivatives	—	(1)	—	(1)
Other	—	—	—	—
Total	$ 143	$ 474	$ 40	$ 657

	Fair Value Measurements at October 2, 2010			
Description	Level 1	Level 2	Level 3	Total
Assets				
Investments	$ 42	$ 42	$ 2	$ 86
Derivatives [1]				
Interest rate	—	231	—	231
Foreign exchange	—	404	—	404
Residual Interests	—	—	54	54
Liabilities				
Derivatives [1]				
Interest rate	—	(22)	—	(22)
Foreign exchange	—	(490)	—	(490)
Other derivatives	—	—	—	—
Other	—	—	(1)	(1)
Total	$ 42	$ 165	$ 55	$ 262

(1) The Company has master netting arrangements by counterparty with respect to certain derivative contracts. Contracts in a liability position totaling $167 million and $206 million have been netted against contracts in an asset position in the Consolidated Balance Sheet at October 1, 2011 and October 2, 2010, respectively.

The fair value of Level 2 investments is primarily determined by reference to market prices based on recent trading activity and other relevant information including pricing for similar securities as determined by third-party pricing services.

The fair values of Level 2 derivatives, which consist of interest rate and foreign currency hedges, are primarily determined based on the present value of future cash flows using internal models that use observable inputs such as interest rates, yield curves and foreign currency exchange rates. Counterparty credit risk, which is mitigated by master netting agreements and collateral posting arrangements with certain counterparties, did not have a material impact on derivative fair value estimates.

Level 3 residual interests consist of our residual interests in securitized vacation ownership mortgage receivables and are valued using a discounted cash flow model that considers estimated interest rates, discount rates, prepayment, and defaults. There were no material changes in the residual interests in fiscal 2011.

The Company also has assets and liabilities that are required to be recorded at fair value on a non-recurring basis when certain circumstances occur. During fiscal years 2011 and 2010, the Company recorded impairment charges of $46 million and $249 million, respectively, on film productions which are reported in "Costs and expenses" in the Consolidated Statements of Income. The film impairment charges compared our estimated fair value using discounted cash flows to the unamortized cost of the films. The discounted cash flow analysis is a level 3 valuation technique. The aggregate carrying values of the films were $132 million and $591 million prior to the impairment charges for fiscal years 2011 and 2010, respectively.

Fair Value of Financial Instruments

In addition to the financial instruments listed above, the Company's financial instruments also include cash, cash equivalents, receivables, accounts payable and borrowings.

The fair values of cash and cash equivalents, receivables, available-for-sale investments, derivative contracts and accounts payable approximated the carrying values. The estimated year end fair values of the Company's total borrowings (current and noncurrent) subject to fair value disclosures, determined based on broker quotes or quoted market prices or interest rates for the same or similar instruments are $14.2 billion and $13.7 billion at October 1, 2011 and October 2, 2010, respectively.

Transfers of Financial Assets

The Company previously sold mortgage receivables arising from the sales of its vacation ownership units under a facility that expired on December 4, 2008 and was not renewed. The Company sold $17 million of mortgage receivables during the year ended October 3, 2009, resulting in gain on securitized sales of vacation ownership interests of $4 million for fiscal 2009.

The Company continues to service the sold receivables and has a residual interest in those receivables. As of October 1, 2011, the remaining outstanding principal amount for sold mortgage receivables was $236 million, and the carrying value of the Company's residual interest, which is recorded in other long-term assets, was $40 million.

The Company repurchases defaulted mortgage receivables at their outstanding balance. The Company did not make material repurchases in the years ended October 1, 2011 or October 2, 2010. The Company generally has been able to sell the repurchased vacation ownership units for amounts that exceed the amounts at which they were repurchased.

The Company also provides credit support for up to 70% of the outstanding balance of the sold mortgage receivables which the mortgage receivable acquirer may draw on in the event of losses under the facility. The Company maintains a reserve for estimated credit losses related to these receivables.

Credit Concentrations

The Company continually monitors its positions with, and the credit quality of, the financial institutions that are counterparties to its financial instruments and does not anticipate nonperformance by the counterparties.

The Company does not expect that it would realize a material loss, based on the fair value of its derivative financial instruments as of October 1, 2011, in the event of nonperformance by any single derivative counterparty. The Company enters into transactions only with derivative counterparties that have a credit rating of A- or better. The Company's current policy regarding agreements with derivative counterparties is generally to require collateral in the event credit ratings fall below A- or in the event aggregate exposures exceed limits as defined by contract. In addition, the Company limits the amount of investment credit exposure with any one institution.

The Company does not have material cash and cash equivalent balances with financial institutions that have a credit rating of less than investment grade. As of October 1, 2011, the Company's balances that exceeded 10% of cash and cash equivalents with individual financial institutions were 41% compared to 30% as of October 2, 2010.

The Company's trade receivables and financial investments do not represent a significant concentration of credit risk at October 1, 2011 due to the wide variety of customers and markets into which the Company's products are sold, their dispersion across geographic areas, and the diversification of the Company's portfolio among issuers.

17 Derivative Instruments

The Company manages its exposure to various risks relating to its ongoing business operations according to a risk management policy. The primary risks managed with derivative instruments are interest rate risk and foreign exchange risk.

The following table summarizes the gross fair value of the Company's derivative positions as of October 1, 2011:

	Current Assets	Other Assets	Other Accrued Liabilities	Other Long-Term Liabilities
Derivatives designated as hedges				
Foreign exchange	$ 133	$ 33	$ (100)	$ (90)
Interest rate	1	213	—	—
Other	—	—	(1)	—
Derivatives not designated as hedges				
Foreign exchange	103	229	(51)	(21)
Interest rate	—	—	—	(18)
Gross fair value of derivatives	237	475	(152)	(129)
Counterparty netting	(111)	(56)	111	56
Total Derivatives [1]	$ 126	$ 419	$ (41)	$ (73)

The following table summarizes the gross fair value of the Company's derivative positions as of October 2, 2010:

	Current Assets	Other Assets	Other Accrued Liabilities	Other Long-Term Liabilities
Derivatives designated as hedges				
Foreign exchange	$ 78	$ 65	$ (210)	$ (104)
Interest rate	13	218	—	—
Derivatives not designated as hedges				
Foreign exchange	80	181	(140)	(36)
Interest rate	—	—	—	(22)
Gross fair value of derivatives	171	464	(350)	(162)
Counterparty netting	(121)	(85)	130	76
Total Derivatives [1]	$ 50	$ 379	$ (220)	$ (86)

(1) Refer to Note 16 for further information on derivative fair values and counterparty netting.

Interest Rate Risk Management

The Company is exposed to the impact of interest rate changes primarily through its borrowing activities. The Company's objective is to mitigate the impact of interest rate changes on earnings and cash flows and on the market value of its borrowings. In accordance with its policy, the Company targets its fixed-rate debt as a percentage of its net debt between a minimum and maximum percentage. The Company typically uses pay-floating and pay-fixed interest rate swaps to facilitate its interest rate management activities.

The Company designates pay-floating interest rate swaps as fair value hedges of fixed-rate borrowings effectively converting fixed-rate borrowings to variable rate borrowings indexed to LIBOR. As of October 1, 2011 and October 2, 2010, the total notional amount of the Company's pay-floating interest rate swaps was $1.2 billion and $1.5 billion, respectively. The following table summarizes adjustments related to fair value hedges included in net interest expense in the Consolidated Statements of Income.

	2011	2010
Gain (loss) on interest rate swaps	**$ 17**	$ 41
Gain (loss) on hedged borrowings	**(17)**	(41)

The Company may designate pay-fixed interest rate swaps as cash flow hedges of interest payments on floating-rate borrowings. Pay-fixed swaps effectively convert floating rate borrowings to fixed-rate borrowings. The unrealized gains or losses from these cash flow hedges are deferred in accumulated other comprehensive income (AOCI) and recognized in interest expense as the interest payments occur. The Company did not have pay-fixed interest rate swaps that were designated as cash flow hedges of interest payments at October 1, 2011 nor at October 2, 2010.

Foreign Exchange Risk Management

The Company transacts business globally and is subject to risks associated with changing foreign currency exchange rates. The Company's objective is to reduce earnings and cash flow fluctuations associated with foreign currency exchange rate changes, enabling management to focus on core business issues and challenges.

The Company enters into option and forward contracts that change in value as foreign currency exchange rates change to protect the value of its existing foreign currency assets, liabilities, firm commitments and forecasted but not firmly committed foreign currency transactions. In accordance with policy, the Company hedges its forecasted foreign currency transactions for periods generally not to exceed four years within an established minimum and maximum range of annual exposure. The gains and losses on these contracts offset changes in the U.S. dollar equivalent value of the related forecasted transaction, asset, liability or firm commitment. The principal currencies hedged are the Euro, Japanese yen, Canadian dollar and British pound. Cross-currency swaps are used to effectively convert foreign currency-denominated borrowings into U.S. dollar denominated borrowings.

The Company designates foreign exchange forward and option contracts as cash flow hedges of firmly committed and forecasted foreign currency transactions. As of October 1, 2011 and October 2, 2010, the notional amounts of the Company's net foreign exchange cash flow hedges was $3.6 billion and $2.8 billion, respectively. Mark to market gains and losses on these contracts are deferred in AOCI and are recognized in earnings when the hedged transactions occur, offsetting changes in the value of the foreign currency transactions. Gains and losses recognized related to ineffectiveness for the years ended October 1, 2011 and October 2, 2010 were not material. Net deferred gains recorded in AOCI for contracts that will mature in the next twelve months totaled $33 million. The following table summarizes the pre-tax adjustments to AOCI for foreign exchange cash flow hedges.

	2011	2010
Gain (loss) recorded in AOCI	**$ (115)**	$ (187)
Reclassification of (gains) losses from AOCI into revenues and costs and expenses	**191**	(7)
Net change in AOCI	**$ 76**	$ (194)

Foreign exchange risk management contracts with respect to foreign currency assets and liabilities are not designated as hedges and do not qualify for hedge accounting. The notional amount of these foreign exchange contracts at October 1, 2011 and October 2, 2010 was $2.6 billion and $2.2 billion, respectively. During the years ended October 1, 2011 and October 2, 2010, the Company recognized a net gain of $24 million and $102 million, respectively, in costs and expenses on these foreign exchange contracts which offset a net loss of $25 million and $173 million on the related economic exposures for the years ended October 1, 2011 and October 2, 2010, respectively.

Commodity Price Risk Management

The Company is subject to the volatility of commodities prices and designates certain commodity forward contracts as cash flow hedges of forecasted commodity purchases. Mark to market gains and losses on these contracts are deferred in AOCI and are recognized in earnings when the hedged transactions occur, offsetting changes in the value of commodity purchases. The fair value of commodity hedging contracts was not material at October 1, 2011 nor at October 2, 2010.

Risk Management – Derivatives Not Designated as Hedges

The Company enters into certain other risk management contracts that are not designated as hedges and do not qualify for hedge accounting. These contracts, which include pay fixed interest rate swaps and commodity swap contracts, are intended to offset economic exposures of the Company and are carried at market value with any changes in value recorded in earnings.

The notional amount of these contracts at October 1, 2011 and October 2, 2010 was $184 million and $218 million, respectively. The gains or losses recognized in income for fiscal 2011 and fiscal 2010 were not material.

Contingent Features

The Company's derivative financial instruments may require the Company to post collateral in the event that a net liability position with a counterparty exceeds limits defined by contract and that vary with Disney's credit rating. If the Company's credit ratings were to fall below investment grade, such counterparties would also have the right to terminate our derivative contracts, which could lead to a net payment to or from the Company for the aggregate net value by counterparty of our derivative contracts. The aggregate fair value of derivative instruments with credit-risk-related contingent features in a net liability position by counterparty were $114 million and $306 million on October 1, 2011 and October 2, 2010, respectively.

18 Restructuring and Impairment Charges

The Company recorded $55 million of restructuring and impairment charges during fiscal 2011 for severance and facilities costs related to organizational and cost structure initiatives primarily at our Studio Entertainment ($33 million) and Interactive Media ($22 million) segments.

The Company recorded $270 million of restructuring and impairment charges during fiscal 2010 related to organizational and cost structure initiatives primarily at our Studio Entertainment ($151 million) and Media Networks ($95 million) segments. Impairment charges of $132 million consisted of writeoffs of capitalized costs primarily related to abandoned film projects, the closure of a studio production facility and the closure of five ESPN Zone locations. Restructuring charges of $138 million were primarily severance and other costs.

The Company recorded $492 million of restructuring and impairment charges during fiscal 2009 which included impairment charges of $279 million and restructuring costs of $213 million. The most significant of the impairment charges was $142 million related to FCC radio licenses and $65 million related to our investment in UTV Group. The restructuring costs were for severance and other related costs.

QUARTERLY FINANCIAL SUMMARY
(In millions, except per share data)

(unaudited)	Q1	Q2	Q3	Q4
2011 (1)(2)(3)(4)				
Revenues	**$ 10,716**	**$ 9,077**	**$ 10,675**	**$ 10,425**
Net income	**1,334**	**1,010**	**1,663**	**1,251**
Net income attributable to Disney	**1,302**	**942**	**1,476**	**1,087**
Earnings per share:				
Diluted	$ 0.68	$ 0.49	$ 0.77	$ 0.58
Basic	0.69	0.50	0.78	0.59
2010 (1)(2)(3)(4)				
Revenues	$ 9,739	$ 8,580	$ 10,002	$ 9,742
Net income	844	998	1,505	966
Net income attributable to Disney	844	953	1,331	835
Earnings per share:				
Diluted	$ 0.44	$ 0.48	$ 0.67	$ 0.43
Basic	0.45	0.49	0.68	0.44

(1) Results for the fourth quarter of fiscal 2011 include restructuring and impairment charges which had no net impact on earnings per share. The fourth quarter of fiscal 2010 included restructuring and impairment charges ($0.02 per diluted share).

(2) Results for the third quarter of fiscal 2011 include restructuring and impairment charges ($0.01 per diluted share). The third quarter of fiscal 2010 included a gain on the sale of the *Power Rangers* property ($0.01 per diluted share) and restructuring and impairment charges ($0.01 per diluted share).

(3) Results for the second quarter of fiscal 2010 included restructuring and impairment charges ($0.02 per diluted share), a gain on the sale of an investment in a pay television service in Europe and an accounting gain related to the acquisition of The Disney Store Japan (together $0.02 per diluted share).

(4) Results for the first quarter of fiscal 2011 include gains on the sales of Miramax and BASS (together $0.02 per diluted share) and restructuring and impairment charges ($0.01 per diluted share). The first quarter of fiscal 2010 included restructuring and impairment charges ($0.03 per diluted share) and a gain on the sale of an investment in a television service in Europe ($0.01 per diluted share).

ADDITIONAL INFORMATION

Comparison of five-year cumulative total return

The following graph compares the performance of the Company's common stock with the performance of the two indicated indexes assuming $100 was invested on September 29, 2006 (the last trading day of the fiscal year) in the Company's common stock and the two indexes.



$140
$120
$100
$80
$60
$40
$20
$0
September 29, 2006
September 28, 2007
September 26, 2008
October 2, 2009
October 1, 2010
September 30, 2011

$100	$114	$110	$ 92	$114	$105	The Walt Disney Company
$100	$116	$ 91	$ 85	$ 93	$ 94	S&P 500 Index
$100	$111	$ 94	$ 89	$116	$123	Peer Group Index

The peer group index is a custom index consisting of the surviving companies that were formerly included in the Standard & Poor's Entertainment and Leisure Index. Although this index was discontinued in January 2002, the Company believes the companies included in the index continue to provide a representative sample of enterprises in the primary lines of business in which the Company engages. These companies are, in addition to The Walt Disney Company, media enterprises Time Warner Inc., CBS Corporation (formerly Viacom Inc.) (Class B common stock) and Viacom Inc. (created on December 31, 2005 by the separation of the company formerly known as Viacom Inc. into two publicly held companies, CBS Corporation and Viacom Inc.); resort and leisure-oriented companies Carnival Corporation, Marriott International, Inc. and Starwood Hotels and Resorts Worldwide, Inc; and consumer-oriented businesses Brunswick Corporation, Darden Restaurants, Inc., McDonald's Corporation, Starbucks Corporation, Yum! Brands, Inc. and The Wendy's Company.

BOARD OF DIRECTORS

John E. Pepper, Jr.
Chairman of the Board
The Walt Disney Company
Former Chairman and Chief Executive Officer
The Procter & Gamble Company
Co-Chairman
National Underground Railroad Freedom Center

Susan E. Arnold
Former President-Global Business Units
The Procter & Gamble Company

John S. Chen
Chairman, Chief Executive Officer and President
Sybase, Inc.

Judith L. Estrin
Chief Executive Officer
JLabs, LLC

Robert A. Iger
President and Chief Executive Officer
The Walt Disney Company

Fred H. Langhammer
Chairman, Global Affairs
The Estee Lauder Companies Inc.

Aylwin B. Lewis
President and Chief Executive Officer
Potbelly Sandwich Works

Monica C. Lozano
Chief Executive Officer
ImpreMedia, LLC
Publisher and CEO
La Opinión

Robert W. Matschullat
Former Vice Chairman and
Chief Financial Officer
The Seagram Company Ltd.

Sheryl K. Sandberg
Chief Operating Officer
Facebook, Inc.

Orin C. Smith
Former President and Chief Executive Officer
Starbucks Corporation

SENIOR CORPORATE OFFICERS

Robert A. Iger
President and Chief Executive Officer

James A. Rasulo
Senior Executive Vice President and
Chief Financial Officer

Alan N. Braverman
Senior Executive Vice President,
General Counsel and Secretary

Kevin A. Mayer
Executive Vice President
Corporate Strategy and Business Development

Christine M. McCarthy
Executive Vice President
Corporate Real Estate, Sourcing, Alliances and Treasurer

Zenia B. Mucha
Executive Vice President
Corporate Communications

Jayne Parker
Executive Vice President and Chief Human Resources Officer

Ronald L. Iden
Senior Vice President and
Chief Security Officer

Brent A. Woodford
Senior Vice President
Planning and Control

PRINCIPAL BUSINESSES

THE WALT DISNEY STUDIOS
Richard S. Ross
Chairman
The Walt Disney Studios

WALT DISNEY PARKS AND RESORTS
Thomas O. Staggs
Chairman
Walt Disney Parks and Resorts Worldwide

MEDIA NETWORKS
Anne M. Sweeney
Co-Chairman
Disney Media Networks
President
Disney•ABC Television Group

John D. Skipper
Co-Chairman
Disney Media Networks
President
ESPN Inc.

George W. Bodenheimer
Executive Chairman
ESPN Inc.

DISNEY CONSUMER PRODUCTS
Robert A. Chapek
President
Disney Consumer Products

WALT DISNEY INTERNATIONAL
Andy Bird
Chairman
Walt Disney International

DISNEY INTERACTIVE MEDIA GROUP
John Pleasants
Co-President
Disney Interactive Media Group

James A. Pitaro
Co-President
Disney Interactive Media Group

STOCK EXCHANGE

Disney common stock is listed for trading on the New York Stock Exchange under the ticker symbol DIS. As of October 1, 2011, the approximate number of common shareholders of record was 994,425.

REGISTRAR AND STOCK TRANSFER AGENT

The Walt Disney Company
Shareholder Services
611 N. Brand Boulevard, Suite 6100
Glendale, California 91203
Phone: (818) 553-7200

E-mail: investor.relations@disneyonline.com

Internet: www.disneyshareholder.com

A copy of the Company's annual report filed with the Securities and Exchange Commission (Form 10-K) will be furnished without charge to any shareholder upon written request to the address listed above.

DIRECT REGISTRATION SERVICES

The Walt Disney Company common stock can be issued in direct registration (book entry or uncertificated) form. The stock is DRS (Direct Registration System) eligible.